



Scheme Booklet

Schemes of arrangement between The Broken Hill Proprietary Company Limited and holders of its fully paid shares and holders of its partly paid shares in relation to the spin-out of OneSteel Limited.

onesteel

This is an important document and requires your immediate attention. You should read this document in its entirety prior to deciding whether or not to approve the spin-out. If you are in any doubt as to how to deal with it, please consult your legal or financial adviser immediately. If you have sold all of your BHP shares, please ignore the enclosed documents.

Your directors unanimously recommend that you vote in favour of the capital reduction and the schemes of arrangement.

This Scheme Booklet is neither an offer to sell nor a solicitation of an offer to buy securities as such terms are defined under the US Securities Act of 1933 as amended.

The Broken Hill Proprietary Company Limited ABN 49 004 028 077

Contents

Enquiries regarding the Spin-out Proposal

To find out more about the Spin-out Proposal, please call the BHP Share
Department on 1300 655 140 (Australia only) or (61 3) 9609 3333
(international) weekdays 9.00 am to 5.00 pm Melbourne Time.



31 August 2000

Dear Shareholder,

On 25 February 2000, BHP announced its proposal to divest certain steel businesses by way of a Spin-out to existing BHP Shareholders. These businesses are being consolidated into a new company called OneSteel, which is a leading Australian steel manufacturing and metals distribution company. The divestment will be implemented through a capital reduction and pro rata transfer of shares in OneSteel to eligible BHP Shareholders who hold fully paid shares. The resolutions to give effect to the Spin-out Proposal now require your approval. Your Directors unanimously recommend you approve the proposed Spin-out of OneSteel.

After relevant approvals are obtained, it is intended that OneSteel will become a separately listed public company on the Australian Stock Exchange. Eligible fully paid BHP Shareholders will receive shares in OneSteel on the basis of the number of shares they hold in BHP.

The BHP Board has given consideration to a wide range of divestment options for the businesses that comprise OneSteel. Your Board believes that the Spin-out will generate the highest overall value for BHP Shareholders.

The Spin-out of OneSteel is a further step in the company wide restructuring commenced by BHP two years ago. Your Board believes that the separation of OneSteel will allow BHP to focus its attention and financial resources on its strategy of delivering shareholder value through the discovery, development and conversion of natural resources, and will allow OneSteel to grow as an independent company under the leadership of its chairman-elect, Peter Smedley and its managing director, Dr Robert Every.

The Spin-out Proposal has been reviewed by an independent expert, Grant Samuel & Associates, whose report concludes that the Spin-out is in the best interests of BHP's Fully Paid Shareholders. This report is set out in its entirety in Part 12 of this booklet.

This booklet sets out details of the Spin-out Proposal and its manner of implementation and I urge you to read it carefully. It includes important information that will allow you to make an informed decision about how to vote on the Spin-out Proposal at shareholder meetings which will follow the Annual General Meeting on Tuesday 17 October 2000.

Your vote is important and I encourage you to follow the steps outlined in Part 1 of this booklet. If you are unable to attend the meetings on Tuesday 17 October 2000, please complete and return the enclosed proxy form in accordance with the instructions.

Each of your Directors believes that the Spin-out is in the best interests of BHP and BHP Shareholders and your Board unanimously recommends that you vote in favour of the resolutions required to implement the Spin-out. If you have any questions in relation to the Spin-out Proposal you should contact the BHP Share Department on 1300 655 140 (Australia only) or (61 3) 9609 3333 (international) weekdays 9.00 am to 5.00 pm Melbourne time.

Yours sincerely,

Don Argus
Chairman

The Broken Hill Proprietary Company Limited
ABN 49 004 028 077
Level 45, BHP Tower – Bourke Place
600 Bourke Street Melbourne Victoria 3000
Telephone (61 3) 9609 3333 Facsimile (61 3) 9609 3015

Important Times and Dates

Last time and date by which the proxy forms for the General Meeting and Scheme Meetings can be lodged at the BHP Share Department	**2.00 pm Melbourne Time on Sunday 15 October 2000**
Time and date for determining eligibility to vote at the General Meeting and the Scheme Meetings	**2.00 pm Melbourne Time on Sunday 15 October 2000**
Annual General Meeting	**9.30 am Adelaide Time on Tuesday 17 October 2000**
General Meeting	**11.30 am Adelaide Time or as soon thereafter as the Annual General Meeting on Tuesday 17 October 2000 has concluded or been adjourned**
Scheme Meeting of Fully Paid Shareholders	**11.45 am Adelaide Time or as soon thereafter as the General Meeting of BHP on Tuesday 17 October 2000 has concluded or been adjourned**
Scheme Meeting of Partly Paid Shareholders	**12.00 noon Adelaide Time or as soon thereafter as the Fully Paid Scheme Meeting of BHP on Tuesday 17 October 2000 has concluded or been adjourned**

The timetable below is indicative only and conditional on the approval of these dates by the Australian Stock Exchange Limited ("ASX"), on the approval of the Capital Reduction by BHP Shareholders and on the approval of the Fully Paid Scheme by Fully Paid Shareholders and by the Court

Court hearing for approval of the Schemes	**Wednesday 18 October 2000**
Effective Date	**Friday 20 October 2000**
BHP Shares (ex Capital Reduction) commence trading on ASX	**Monday 23 October 2000**
OneSteel Shares commence trading on a deferred settlement basis on ASX	**Monday 23 October 2000**
Close of Registers: time and date for determining entitlements to OneSteel Shares	**5.00 pm Melbourne Time on Friday 27 October 2000**
Spin-out Date *(Transfer of OneSteel Shares to BHP Shareholders)*	**Tuesday 31 October 2000**
Despatch of holding statements for OneSteel Shares	**Friday 3 November 2000**
Settlement of all deferred settlement trades	**Monday 6 November 2000**

Note: Unless stated otherwise, all times referred to in this Scheme Booklet are Melbourne Time. Dates are indicative only. In particular, the timing of listing is subject to change. BHP has the right to vary the times and dates set out above without notifying BHP Shareholders.

If you wish to object to the Schemes at the Court hearing or make a complaint to ASIC about the Schemes, you should note that the Court hearing for approval of the Schemes is to be held on the day following the General Meeting and the Scheme Meetings of BHP Shareholders.

See Advantages, Disadvantages and Risks of the Spin-out Proposal and Other Relevant Considerations in Part 3 of this Scheme Booklet for a discussion of certain factors that should be considered in deciding whether or not to approve the Spin-out.

This Scheme Booklet is dated 31 August 2000.

If you have questions about the Spin-out Proposal, please call the BHP Share Department on 1300 655 140 (Australia only) or (61 3) 9609 3333 (international) weekdays 9.00 am to 5.00 pm Melbourne Time.

The Spin-out Proposal at a Glance

What is the Spin-out Proposal?

On 25 February 2000, BHP announced that it intended to divest the steel businesses comprising OneSteel by way of a Spin-out. OneSteel is an Australian based steel company involved in the manufacture and distribution of a wide range of products including structural, rail, rod, bar, wire, pipe and tube products. The Spin-out will be implemented through a capital reduction and scheme of arrangement. It is intended that OneSteel will be listed on the ASX.

What happens if the Spin-out Proposal is approved?

If the Spin-out Proposal is approved:

■ the capital of BHP will be reduced by an amount equal to $0.66 for each BHP Share you hold;

■ Fully Paid Shareholders will receive one OneSteel Share for each four Fully Paid Shares they hold at the Close of Registers;

■ Ineligible Overseas Shareholders will not receive OneSteel Shares. Their OneSteel Shares will be transferred to a sale agent who will sell those OneSteel Shares and distribute the net proceeds of sale after deduction of any applicable brokerage, stamp duty and other taxes and charges to Ineligible Overseas Shareholders after the Spin-out has been implemented; and

■ OneSteel will be listed on ASX.

A separate scheme of arrangement between BHP and Partly Paid Shareholders is also proposed, under which the Capital Reduction will be applied to meet an interim call on Partly Paid Shares. The Spin-out is not conditional on the approval of the Partly Paid Scheme.

Where are the Meetings?

- The Meetings will be held on the same date as the Annual General Meeting in Adelaide.
- The General Meeting for all BHP Shareholders to vote on the Capital Reduction will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Tuesday 17 October 2000 at 11.30 am Adelaide Time or as soon thereafter as the Annual General Meeting has concluded or been adjourned.
- The Scheme Meeting of Fully Paid Shareholders will be held at the same venue as the General Meeting at 11.45 am Adelaide Time on Tuesday 17 October 2000 or as soon thereafter as the General Meeting has concluded or been adjourned.
- The Scheme Meeting of Partly Paid Shareholders will be held at the same venue as the General Meeting at 12 noon Adelaide Time on Tuesday 17 October 2000 or as soon thereafter as the Fully Paid Scheme Meeting has concluded or been adjourned.

Can you vote?

If you are registered by the BHP Share Registry as a BHP Shareholder at 2.00 pm Melbourne Time on Sunday 15 October 2000, then you are entitled to vote at the Annual General Meeting, the General Meeting and the relevant Scheme Meeting.

You are entitled to vote by attending the Meetings in person, by proxy or attorney or, in the case of corporate shareholders, by a corporate representative.

Should you vote?

You do not have to vote. However, the BHP Board believes that the Spin-out Proposal is a matter of importance to all BHP Shareholders and therefore the BHP Board urges you to read this Scheme Booklet carefully and vote.

Provided the Spin-out Proposal is approved, as the holder of one or more Fully Paid Shares, you will receive your entitlement to OneSteel Shares on the same terms as all other BHP Shareholders even if you choose not to vote or vote against the Spin-out Proposal.

Subject to other approvals, the Spin-out Proposal must be approved by:

- a majority of votes cast by BHP Shareholders, present and voting either in person or by proxy at the General Meeting to approve the Capital Reduction Resolution;
- a majority in number of Fully Paid Shareholders, present and voting either in person or by proxy at the Scheme Meeting of Fully Paid Shareholders; and
- 75% of the votes cast on the resolution approving the Fully Paid Scheme.

The result

The result of the votes at the Annual General Meeting, the General Meeting and the Scheme Meetings will be available shortly after the conclusion of the last of the Meetings and will be announced to ASX on the afternoon of the Meetings. The results will also be published on BHP's website (www.bhp.com.au) the following day.

You should be aware that the Schemes are subject to Court approval which it is presently intended will be applied for on Wednesday 18 October 2000, the day following the Meetings.

Important Notices

BHP Shareholders should read this Scheme Booklet in its entirety before making a decision as to how to vote on the resolutions to be considered at the General Meeting and the Scheme Meetings.

PURPOSE OF THIS SCHEME BOOKLET
This Scheme Booklet sets out all the significant elements of the Spin-out Proposal and contains:

- the Explanatory Statement required by Part 5.1 of the Corporations Law in relation to each of the Schemes. These are set out in Part 10 of this Scheme Booklet. The purpose of each Explanatory Statement is to explain the terms of the relevant Scheme, the manner in which the Scheme will be considered and implemented (if approved) and to provide such information as is prescribed or otherwise material to the decision of Fully Paid and Partly Paid Shareholders whether to approve their respective Schemes;

- a statement of all the information known to BHP and its Directors that is material to BHP Shareholders in deciding how to vote on the Capital Reduction Resolution, as required by section 256C(4) of the Corporations Law; and

- OneSteel's listing memorandum and all information required by the Listing Rules for that purpose.

A copy of this Scheme Booklet has been registered by the Australian Securities and Investments Commission ("**ASIC**") for the purposes of section 412(6) of the Corporations Law. Neither ASIC nor its officers take any responsibility for the contents of this Scheme Booklet. A copy of this Scheme Booklet has also been lodged with ASIC in accordance with section 256C(5) of the Corporations Law.

ASX
On or about the date of this Scheme Booklet, application will be made for admission of OneSteel to the ASX official list and for official quotation of all OneSteel Shares on ASX.

A copy of this Scheme Booklet has been lodged with ASX. Neither ASX nor any of its officers take any responsibility for the contents of this Scheme Booklet. The fact that ASX may admit OneSteel to the official list of ASX is not to be taken in any way as an indication of the merits of OneSteel.

STATUS OF THIS SCHEME BOOKLET
This Scheme Booklet is not a prospectus lodged under Chapter 6D of the Corporations Law. Section 708(17) of the Corporations Law provides that Chapter 6D of the Corporations Law does not have effect in relation to any offer of securities if it is made under a compromise or arrangement under Part 5.1 of the Corporations Law, approved at a meeting held as a result of an order made by the Court under section 411(1) or (1A) of the Corporations Law.

UNITED KINGDOM
Credit Suisse First Boston (Europe) Limited is regulated in the United Kingdom by the Securities and Futures Authority Limited. This Scheme Booklet has been issued by BHP and the contents of this Scheme Booklet have been approved by Credit Suisse First Boston (Europe) Limited solely for issue in the United Kingdom for the purposes of section 57 of the Financial Services Act 1986. Credit Suisse First Boston (Europe) Limited has not approved the contents of this Scheme Booklet for the purposes of distribution into any jurisdiction outside the United Kingdom.

SECURITIES AND EXCHANGE COMMISSION
The Scheme Booklet has not been filed with or reviewed by the United States Securities Exchange Commission (the "**SEC**"), any United States state securities commission or other United States regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Schemes or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

INVESTMENT DECISIONS
This Scheme Booklet does not take into account the investment objectives, financial situation and particular needs of each BHP Shareholder or any other person. This Scheme Booklet should not be relied upon as the sole basis for any investment decision in relation to BHP Shares, OneSteel Shares or any other securities. Independent financial and taxation advice should be sought before making any investment decision in relation to BHP Shares, OneSteel Shares or any other security.

FORWARD LOOKING STATEMENTS
Certain statements in this Scheme Booklet relate to the future. Such statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of BHP or OneSteel to be materially different from future results, performance or achievements expressed or implied by such statements. BHP and OneSteel give no representation, assurance or guarantee that the occurrence of the events expressed or implied in such statements will actually occur. Such risks, uncertainties and other important factors include among other things: general economic conditions, exchange rates, interest rates, the regulatory environment, structural changes in the steel industry, selling prices, raw material prices, competitive pressures, imports and demand in the construction, manufacturing, mining and agricultural industries in Australia. These statements reflect views held only as of the date of this Scheme Booklet.

Subject to any continuing obligations under applicable law, BHP disclaims any obligation or undertaking to disseminate after the date of the Scheme Booklet any updates or revisions to any such statements to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

INDEPENDENT REVIEW OF INFORMATION
Arthur Andersen have reviewed Part 1 (pages 15 to 16), Part 3.2.5, Part 3.4.5 and Part 8 of this Scheme Booklet relating to the description given to the tax implications of the Spin-out for BHP Shareholders whose registered address on the BHP Share Register is in Australia or who are otherwise deemed resident in Australia for tax purposes. Based on the facts set out in those parts, Arthur Andersen agree with the conclusions therein.

Sullivan & Cromwell, Freshfields and Chapman Tripp have reviewed and agree with the descriptions of their advice regarding certain US, United Kingdom and New Zealand tax consequences respectively, of the Spin-out for certain BHP Shareholders outlined in Part 8.3.

CH2M Hill Australia Pty Limited has reviewed all parts in this Scheme Booklet relating to environmental issues and is satisfied that they fairly disclose the key environmental issues relating to the continued operation of the OneSteel businesses under environmental laws in force at the date of this Scheme Booklet.

1

Summary of the Spin-out Proposal



Summary of the Spin-out Proposal

What are the key elements of the Spin-out Proposal?

The key elements of the Spin-out Proposal include:

■ the restructure and transfer of the businesses comprising OneSteel into a single corporate group in preparation for its separation from BHP;

■ a reduction in the share capital of BHP of $0.66 for each BHP Share on issue at the Close of Registers;

■ the compulsory application of substantially all of the proceeds of the Capital Reduction towards the transfer of all of the issued capital of OneSteel on the Spin-out Date to Fully Paid Shareholders or the Sale Agent on behalf of Ineligible Overseas Shareholders; and

■ the listing of OneSteel on ASX.

What is OneSteel?

OneSteel is the leading manufacturer of various steel long products and the leading distributor of metals in Australia. It manufactures a wide range of products, including structural, rail, rod, bar, wire, pipe and tube products. OneSteel also distributes sheet and coil products, piping systems, plate, tubular and aluminium products. OneSteel supplies principally the construction, manufacturing, agricultural and mining industries in Australia. It also exports some of its products.

OneSteel also owns 50.01% of the ordinary shares of Steel & Tube Holdings Limited ("**Steel & Tube Holdings**"), a steel distribution company listed on the New Zealand Stock Exchange and 14% of the ordinary shares of Email Limited ("**Email**"), a listed Australian company which manufactures appliances and manufactures and distributes a range of metal products.

OneSteel's pro forma revenue and EBITDA for the 13 month period ended 30 June 2000, calculated as if OneSteel were independent from 1 June 1999, were $3,217.8 million and $289.0 million, respectively.

Further details regarding OneSteel's business and management are set out in Part 4 and financial information on OneSteel is set out in Part 5.

This Scheme Booklet has been sent to you because you are a BHP Shareholder. Its purpose is to provide you with information relevant to your consideration of the Spin-out Proposal and, if relevant, the Partly Paid Scheme.

As a Fully Paid Shareholder, you are entitled to:

- vote on the Capital Reduction Resolution;
- vote on the Fully Paid Scheme; and
- receive OneSteel Shares, if the Spin-out Proposal is approved, unless your registered address on the BHP Share Register at the Close of Registers is outside Australia, New Zealand, the United Kingdom and the Channel Islands, the United States, Singapore, Hong Kong or Canada, in which case you are an "Ineligible Overseas Shareholder" and you will receive the net sale proceeds of your OneSteel Shares (see Part 2.4).

A separate scheme of arrangement between BHP and its Partly Paid Shareholders is also proposed, under which the terms of the Partly Paid Shares will be amended to require the Reduction Amount to be applied to meet an interim call on these Partly Paid Shares. If you are a Partly Paid Shareholder, you are entitled to vote on the Capital Reduction Resolution and the Partly Paid Scheme.

The Spin-out is not conditional on the approval of the Partly Paid Scheme and will still be implemented if all other approvals are obtained. If the Partly Paid Scheme is not approved, the Partly Paid Shareholders will receive the Reduction Amount by cheque. This amount may be taxable as a capital gain (see Part 8.2). For more information on the Partly Paid Scheme, see Parts 2.5 and 10.4 of this Scheme Booklet.

Why has this Scheme Booklet been sent to you?

The key steps to implement the Spin-out Proposal are as follows:

Step 1 BHP Shareholders vote to approve the Capital Reduction.

Step 2 BHP Shareholders who hold Fully Paid Shares vote to approve the Fully Paid Scheme.

Step 3 The Court approves the Fully Paid Scheme at a Court hearing intended to be held on the day following the Meetings.

Step 4 OneSteel Shares commence trading on ASX on a deferred settlement basis.

Step 5 On the Spin-out Date, if you are a Fully Paid Shareholder, you will receive one OneSteel Share for each four Fully Paid Shares you hold (unless you are an Ineligible Overseas Shareholder in which case you will receive the net sale proceeds of your OneSteel Shares).

Step 6 Despatch of holding statements to OneSteel Shareholders.

Step 7 Payment of net sale proceeds to Ineligible Overseas Shareholders.

What are the key steps in the Spin-out Proposal?

How can you vote?

You can vote at the Meetings:

- in person;
- if you are a corporate shareholder, by corporate representative;
- by attorney; or
- by proxy.

If you wish to vote in person, you should attend the relevant Meetings. The barcode on the letter accompanying this pack will facilitate your admission to the Meetings. If you are a corporate shareholder and you wish to appoint a representative to attend any of the Meetings, you should ensure that your representative can provide appropriate evidence of his or her appointment.

If you wish to vote by proxy for any of the Meetings, you will need to complete and sign the proxy form accompanying this Scheme Booklet, and send it to the BHP Share Department in the pre-addressed envelope provided, so that it will be received by 2.00 pm Melbourne Time on Sunday 15 October 2000. The proxy form is for the Annual General Meeting, the General Meeting and the Fully Paid Scheme Meeting. A separate proxy form for the Partly Paid Scheme Meeting is being sent to Partly Paid Shareholders.

Your appointment of a proxy will not preclude you from attending the Meetings in person, revoking your proxy, or voting at a meeting at which you are entitled to attend and vote in person. However, if you appoint a proxy and subsequently attend and vote at the Meetings, you will be deemed to have automatically revoked your proxy in respect of any resolutions which you vote on.

Further information relating to voting procedures and details of the resolutions are contained in the Notices of Meetings included in this Scheme Booklet.

ADR holders should see Part 2.13.1 for a description of how to vote.

What are the recommendations of the BHP Board?

The BHP Directors believe that the Spin-out Proposal, together with the Partly Paid Scheme, is in the best interests of BHP Shareholders and BHP, is fair and reasonable to all BHP Shareholders (and each class of BHP Shareholders) and will not impact on the interests of BHP creditors in a materially adverse manner. Each BHP Director recommends that you vote in favour of the Capital Reduction and Schemes, and intends to vote all BHP Shares controlled by that BHP Director in favour of the Capital Reduction and Schemes.

The BHP Board believes the Spin-out Proposal has the following advantages:

- it will reduce the strategic complexity of BHP's retained steel business;
- it will allow both BHP and OneSteel to focus on their core businesses and implement strategies aimed at growing these respective businesses;
- it will allow BHP and OneSteel to have capital structures and dividend policies that are more appropriate for their respective businesses;
- it will release cash to BHP which can be used to fund growth opportunities and retire debt;
- it will allow for the more effective alignment of OneSteel management incentives to the underlying performance and share price of OneSteel;
- it will increase the financial flexibility of OneSteel as a result of its independent access to external capital markets;
- it will increase investor awareness of both BHP's and OneSteel's individual financial, strategic and operational performance;
- it will increase the choice for BHP Shareholders between holding shares in a global resources company or an Australian focussed steel company; and
- it is not expected to have a material effect on BHP's earnings, gearing or future dividends.

These advantages are explained in more detail in Part 3.1.

The Spin-out Proposal has been developed by BHP with a number of external advisers and experts.

The Spin-out Proposal has also been reviewed by an independent expert (Grant Samuel & Associates) whose report is set out in Part 12. This report concludes that the Spin-out Proposal is in the best interests of Fully Paid Shareholders.

The BHP Board considered a range of alternative divestment options before recommending the Spin-out Proposal, including:

- selling the different businesses of OneSteel to different buyers;
- selling OneSteel as a single business to a trade or financial buyer; and
- selling OneSteel by conducting an initial public offering of shares in OneSteel.

The BHP Board believes that none of the foregoing alternatives to the Spin-out Proposal would deliver as much value to BHP Shareholders as a whole, or better position BHP and OneSteel for the future.

What are the advantages of the Spin-out Proposal?

Has the Spin-out Proposal been independently reviewed?

Has the BHP Board considered alternative divestment proposals?

What are the disadvantages of the Spin-out Proposal?

The BHP Board has identified the following disadvantages of the Spin-out Proposal:

- OneSteel will incur increased corporate costs due to its status as an independent listed company;
- OneSteel will have a higher cost of borrowing in comparison with the current cost of borrowing for BHP;
- the transaction costs associated with the Spin-out Proposal;
- likely lower institutional investor interest in OneSteel due to its size relative to BHP;
- the loss of pre-CGT status in relation to OneSteel Shares transferred to Australian resident Fully Paid Shareholders who acquired their BHP Shares prior to 20 September 1985;
- the exclusion of Ineligible Overseas Shareholders from receiving OneSteel Shares; and
- BHP's ADR holders will have fewer trading choices for their OneSteel Shares, as OneSteel Shares will only be listed on ASX.

These disadvantages are explained in more detail in Part 3.2.

What are the risks of the Spin-out Proposal?

The BHP Board has identified the following risks arising from the Spin-out:

- the combined value of your BHP Shares and OneSteel Shares after the Spin-out may be less than the value of your BHP Shares before the Spin-out;
- the market price for OneSteel Shares after the company lists on ASX will be uncertain and may be subject to volatility for a period of time after the Listing Date;
- as OneSteel's earnings are not as diversified as BHP's earnings, OneSteel will be more exposed to the cyclical factors which affect the demand for its products;
- OneSteel may source products currently supplied by BHP from alternative suppliers once existing contracts expire;
- the loss of certain synergies for OneSteel and BHP as a result of the separation of OneSteel from the BHP Group;
- OneSteel may start competing with BHP in the steel flat products market segment; and
- there is no certainty regarding the net proceeds that Ineligible Overseas Shareholders will receive as a result of their OneSteel Shares being sold on their behalf by the Sale Agent.

These risks are explained in more detail in Part 3.3.

What is the effect of the Spin-out on BHP's financial profile?

The Spin-out is not expected to have a material impact on BHP's financial position. The following key financial ratios for BHP for the 13 months ended 30 June 2000 are restated on the basis that the Spin-out had occurred at the commencement of this reporting period:

	Actual	Restated
EPS before abnormals (cents)	114.9	112.0
EBITDA to interest cover (times)	8.1	8.6
Gearing (%)	42.7	42.5

BHP anticipates that its credit rating will not be affected as a result of the Spin-out. Refer to Part 6 for further details on BHP post Spin-out.

The BHP Board currently believes that the amount of BHP's dividend payments for the year ending 30 June 2001 will not be affected by the Spin-out. However, BHP Shareholders should note that dividends post Spin-out have not yet been declared and will be a matter for consideration by the BHP Board at the relevant time. In addition, after the Spin-out, OneSteel Shareholders will be entitled to any dividends paid by OneSteel.

How will the Spin-out affect the BHP dividends you receive?

Excluding other factors which may affect the share price, the BHP Share price is likely to fall the first day upon which BHP Shares trade without an entitlement to participate in the Spin-out (presently intended to be Monday 23 October 2000), reflecting the separate value of the OneSteel Shares. After the Spin-out, the combined value of your BHP Shares and OneSteel Shares may be more or less than the value of your BHP Shares prior to the Spin-out and may be influenced by external factors.

What will happen to the BHP Share price and the OneSteel Share price?

Following the Spin-out, it is not intended that BHP will have any ownership of OneSteel Shares or the businesses comprising OneSteel, nor will it have representation on the OneSteel Board. However, OneSteel will be a major customer of BHP. A number of short term supply arrangements between BHP and OneSteel are in place and some longer term contractual relationships exist which mainly relate to the sourcing of items including gas, electricity and scrap metal. Further details on these relationships are set out in Part 9.15.

What will be the relationship between BHP and OneSteel after the Spin-out?

Email, a major customer of both BHP and OneSteel, is presently subject to a takeover offer from Smorgon Distribution Limited, a wholly owned subsidiary of Smorgon Steel Group Limited ("**Smorgon Steel**"). As at the date of this Scheme Booklet, Smorgon Steel has not been successful in its takeover offer.

In June 2000, BHP acquired 14% of Email. This holding is now owned by OneSteel. BHP felt it was appropriate to make this acquisition having regard to possible structural changes in the Australian steel industry and in view of the takeover offer being made by Smorgon Steel for Email.

A change in Email ownership could impact on the financial performance of OneSteel (see Part 4.6.4). No decision has been taken by BHP or OneSteel with regard to their actions in connection with OneSteel's shareholding in Email, including whether to increase this shareholding or for OneSteel to make a takeover offer for Email.

If a takeover offer was made by OneSteel prior to the Scheme Meetings, supplementary disclosure to this Scheme Booklet may be required and a delay in the timetable for implementation of the Spin-out may occur.

What is the position regarding Email?

Under the terms of the Fully Paid Scheme, you will not be required to pay any money for the OneSteel Shares you receive because your entitlement to the Capital Reduction will be compulsorily applied to meet the transfer costs of those shares (see Part 2 for more details on the Schemes).

Are BHP Shareholders required to pay any money for their OneSteel Shares?

What will you receive if the Spin-out is approved?

Under the Capital Reduction, the share capital of BHP will be reduced by $0.66 for each BHP Share on issue at the Close of Registers.

Under the Fully Paid Scheme, if you are a Fully Paid Shareholder, you will receive one OneSteel Share for every four Fully Paid Shares you hold, except if you are an Ineligible Overseas Shareholder (see page 15). If you do not hold any Fully Paid Shares, you will not receive any OneSteel Shares.

Fractional entitlements to a OneSteel Share which are greater than or equal to one half will be rounded up. Fractional entitlements to a OneSteel Share which are less than one half will be rounded down. If a BHP Shareholder holds only one Fully Paid Share at the Close of Registers, that BHP Shareholder will be entitled to receive one OneSteel Share in respect of their fractional entitlement.

Under the terms of the Fully Paid Scheme, BHP has the right to aggregate your (and your associates') holding of Fully Paid Shares if you split or divide your shareholding to create fractional entitlements, thereby increasing your entitlement to OneSteel Shares.

Under the Partly Paid Scheme, the Reduction Amount will be applied to meet an interim call on each Partly Paid Share you hold (if any). If the Partly Paid Scheme is not approved, the Partly Paid Shareholders will receive the Reduction Amount by cheque. This amount may be taxable as a capital gain (see Part 8.2).

The Capital Reduction and Schemes are described more fully in Part 2 and the Schemes are contained in Part 10.

Will the Spin-out affect the number of BHP Shares you hold?

The Capital Reduction and the Schemes will not affect the number of BHP Shares you hold. However, all other things being equal, the value of your BHP Shares is likely to decrease reflecting the separate value of the OneSteel Shares.

When can you sell your OneSteel Shares?

On or about the date of this Scheme Booklet, an application will be made for admission of OneSteel to the ASX official list and for official quotation of all OneSteel Shares on ASX.

BHP expects OneSteel Shares to start trading on ASX, initially on a deferred settlement basis, on 23 October 2000.

After the Spin-out Date, there will be a further period of deferred settlement trading until the despatch of OneSteel holding statements which is expected to be completed by Friday 3 November 2000.

It is your responsibility to determine your entitlement to OneSteel Shares before trading those shares to avoid the risk of selling OneSteel Shares that you do not own. You should note that the Record Date (presently intended to be Friday 27 October 2000) for determining a Fully Paid Shareholder's entitlement to OneSteel Shares will occur after the date OneSteel Shares commence trading on a deferred settlement basis (presently intended to be Monday 23 October 2000) and OneSteel Shares will not be transferred to Fully Paid Shareholders until the Spin-out Date. Accordingly, the OneSteel share registry will not be able to confirm your OneSteel shareholding until after the Spin-out Date. **If you sell your OneSteel Shares without receiving confirmation of your entitlement, you do so at your own risk.**

The above timetable is subject to variation, and is conditional on receiving ASX and Court approvals. It is not expected that OneSteel Shares will be traded or listed on any exchange other than ASX.

Who else will receive OneSteel Shares?

All Fully Paid Shareholders at the Close of Registers, including BHP Directors, BHP executives and BHP employees, but excluding Ineligible Overseas Shareholders, will receive one OneSteel Share for each four Fully Paid Shares they hold. No other person will be entitled to receive OneSteel Shares under the Spin-out Proposal.

However, at or around the Listing Date, OneSteel intends to offer OneSteel Shares to OneSteel employees under the OneSteel Share Plans (see Part 7.2).

What happens if you are entitled to 250 OneSteel Shares or less?

After the Spin-out Date, OneSteel intends to offer a sale facility to OneSteel Shareholders who have received 250 OneSteel Shares or less as a result of the Spin-out.

Full details of how to participate in the sale facility will be sent to all OneSteel Shareholders as soon as practicable after implementation of the Spin-out. Costs associated with use of the sale facility by OneSteel Shareholders (such as brokerage and stamp duty) will be payable by OneSteel Shareholders.

You should note that if you wish to use this facility, and depending on the ultimate structure of the facility, you will not have control over when your OneSteel Shares are sold and therefore you will not be able to personally ensure that your OneSteel Shares are sold at a certain price.

What if you are an Ineligible Overseas Shareholder?

If the BHP Share Register indicates that, at the Close of Registers, your registered address is outside Australia, New Zealand, the United Kingdom and the Channel Islands, the United States, Singapore, Hong Kong or Canada, you are deemed to be an Ineligible Overseas Shareholder and will not receive the OneSteel Shares allocated to you. Your OneSteel Shares will be sold by the Sale Agent and you will receive the net proceeds of sale by cheque in Australian dollars or your local currency, after deduction of any applicable brokerage, stamp duty and other taxes and charges. The receipt of the net sale proceeds will be in full satisfaction of your rights under the Fully Paid Scheme.

More details are set out in Part 2.4.

If the BHP Share Register indicates that, at the Close of Registers, your registered address is in New Zealand, the United Kingdom and the Channel Islands, the United States, Singapore, Hong Kong or Canada you will participate in the same manner as Australian resident Fully Paid Shareholders and receive OneSteel Shares.

What are the tax consequences for you?

The general taxation implications of the Spin-out are set out in Part 8. The following summary is expressed in general terms and is not intended to provide tax advice to any BHP Shareholder. You should obtain professional advice as to the taxation consequences of the Spin-out.

Generally, the Spin-out will have the following Australian taxation implications for Fully Paid Shareholders resident in Australia who hold their BHP Shares as capital assets:

- a ruling from the Australian Taxation Office has confirmed that the return of capital by BHP under the Capital Reduction and the Schemes of Arrangement will not be treated as a dividend for Australian tax purposes;

What are the tax consequences for you? (cont.)

- if you acquired all your BHP Shares before 20 September 1985, you will have no CGT consequences arising from the return of capital to be made to you under the Capital Reduction in respect of those BHP Shares;
- if you acquired your BHP Shares on or after 20 September 1985, the cost base of those BHP Shares for CGT purposes will be reduced by $0.66 per Fully Paid Share (being an amount equal to the Capital Reduction);
- your OneSteel Shares will be treated as assets subject to the CGT regime irrespective of when you acquired your BHP Shares;
- the cost base for CGT purposes for each OneSteel Share you receive under the Spin-out will be calculated using the amount of the Capital Reduction which was applied to acquire each OneSteel Share, being $2.64;
- your combined cost base for CGT purposes of BHP Shares and OneSteel Shares after the Spin-out has been implemented will be equivalent to the cost base of your BHP Shares prior to the Spin-out (unless you acquired your BHP Shares before 20 September 1985).

The Spin-out will have the following Australian taxation implications for Partly Paid Shareholders resident in Australia who hold their BHP Shares as capital assets:

- if the Partly Paid Scheme becomes effective, the Reduction Amount will be compulsorily applied to meet an interim call and should not be taxable; and
- if the Partly Paid Scheme is not approved, the Capital Reduction will be paid to the Partly Paid Shareholders by cheque and they may become liable for CGT to the extent that the Capital Reduction exceeds the cost base of those Partly Paid Shares.

See Part 8.3 for a discussion on the taxation consequences for New Zealand, United Kingdom and United States resident BHP Shareholders. This Scheme Booklet does not contain any discussion of possible taxation implications of the Spin-out except for BHP Shareholders whose registered address in the BHP Share Register is in Australia, New Zealand, the United Kingdom or the United States.

What if the Fully Paid Shareholders or the Court reject the Spin-out Proposal?

If Fully Paid Shareholders or the Court do not approve the Spin-out Proposal:

- the Capital Reduction will not proceed;
- Fully Paid Shareholders will not receive OneSteel Shares;
- Partly Paid Shareholders will not receive the Reduction Amount or alternatively, have the Reduction Amount applied as an interim call on their Partly Paid Shares;
- BHP will continue to own and manage the OneSteel businesses;
- the advantages of the Spin-out, as outlined in Part 3 and which the BHP Board believes will promote increased value for BHP Shareholders, may not be realised and the disadvantages and risks of the Spin-out, as identified by the BHP Board and outlined in Part 3, may not arise; and
- the BHP Board and management will consider alternatives for divestment of the OneSteel businesses although it is the BHP Board's opinion that these alternative proposals will not deliver as much value to BHP Shareholders as the Spin-out Proposal.

2

Details of the Spin-out Proposal

2.1 Elements of the Spin-out Proposal

The Spin-out Proposal involves a number of elements including the following key steps:

- BHP Shareholders will vote at the General Meeting on a resolution to reduce the share capital of BHP by $0.66 for each BHP Share. This is referred to in this Scheme Booklet as the Capital Reduction Resolution;

- Fully Paid Shareholders will consider and vote on a scheme of arrangement which proposes to compulsorily apply all the Capital Reduction (except in relation to the application of amounts under the Partly Paid Scheme) as consideration for the transfer of 100% of OneSteel Shares to the Fully Paid Shareholders (or to the Sale Agent in respect of the Ineligible Overseas Shareholders);

- BHP will apply to the Court for approval of the Fully Paid Scheme at a hearing to be held the day following the General Meeting and the Scheme Meetings;

- BHP will lodge an office copy of the Court order approving the Fully Paid Scheme with ASIC. The date of lodgment is referred to in this Scheme Booklet as the Effective Date;

- on the Effective Date:

    (a) BHP will subscribe for additional OneSteel Shares in satisfaction of inter-company indebtedness of approximately $933 million;

    (b) OneSteel will utilise funds available from external financiers to repay the remainder of the inter-company debt it owes BHP (subject to adjustment after the Spin-out) of approximately $789 million; and

    (c) BHP will grant an irrevocable power of attorney to OneSteel giving OneSteel the authority to transfer all OneSteel Shares held by BHP to Fully Paid Shareholders on the Spin-out Date.

    Refer to Part 2.14 for details regarding OneSteel's organisational restructuring and the calculation and amounts of inter-company debt and Part 9.15.2 for OneSteel's financing arrangements.

- the quotation of OneSteel Shares on ASX on the Listing Date (expected to be Monday 23 October 2000) which will also be the date on which BHP reconstitutes the OneSteel Board so that the persons whose profiles are set out in Part 4.4 are the only directors of OneSteel; and

- on Tuesday 31 October 2000 (the Spin-out Date):

    (a) the share capital of BHP will be reduced by approximately $1,181 million or $0.66 for each BHP Share on issue at the Close of Registers; and

    (b) each Fully Paid Shareholder at the Close of Registers will receive one OneSteel Share for each four Fully Paid Shares they hold (subject to rounding for fractional entitlements discussed in Part 2.2), except Ineligible Overseas Shareholders who will become entitled to receive the net proceeds of sale of their OneSteel Shares. For details regarding Ineligible Overseas Shareholders, see Part 2.4.

It is important to note that the Spin-out will only be implemented if:

- BHP Shareholders approve the Capital Reduction by the required majority; and

- the Fully Paid Scheme becomes effective.

For the Fully Paid Scheme to become effective:

(a) it must be approved by the required majority of the Fully Paid Shareholders;

(b) it must be approved by the Court;

(c) ASX must grant approval for the admission of OneSteel to the official list of ASX and for official quotation of all OneSteel Shares (on conditions acceptable to BHP); and

(d) an office copy of the Court order approving the Fully Paid Scheme must be lodged with ASIC.

The Spin-out Proposal is not dependent on the approval of the Partly Paid Scheme (by the Partly Paid Shareholders or the Court), but the Partly Paid Scheme will have no effect unless the Fully Paid Scheme becomes effective (see Part 2.5 for further details on the Partly Paid Scheme).

2.2 Fractional entitlements

Where the entitlement accruing to a Fully Paid Shareholder at the Close of Registers would be half or greater of a OneSteel Share or the BHP Shareholder holds only one Fully Paid Share, then that BHP Shareholder will be entitled to receive one OneSteel Share in respect of that fractional entitlement. In all other cases, the fractional entitlement will be rounded down and no

OneSteel Share will be transferred by BHP in respect of that entitlement.

Under the terms of the Fully Paid Scheme, BHP has the right to aggregate the holdings of Fully Paid Shareholders and their associates in circumstances where Fully Paid Shareholders split or divide their holdings of Fully Paid Shares to create fractional entitlements and to thereby increase their entitlement to OneSteel Shares under the terms of the Fully Paid Scheme.

2.3 Special sale facility

Following the implementation of the Spin-out, a number of BHP Shareholders will hold only a relatively small number of OneSteel Shares and may want to dispose of them. Accordingly, OneSteel has agreed to arrange a sale facility for those BHP Shareholders who receive 250 OneSteel Shares or less to allow them to dispose of all of their holding. Costs associated with the use of the sale facility by OneSteel Shareholders (such as brokerage and stamp duty) will be payable by those OneSteel Shareholders.

Full details of how to participate in the sale facility will be sent to all OneSteel Shareholders as soon as practicable after implementation of the Spin-out.

OneSteel Shareholders should note that if they wish to use this facility, and depending on the ultimate structure of the facility, they will not have control over when their OneSteel Shares are sold and therefore will not be able to personally ensure that their OneSteel Shares are sold at a certain price.

The provision of this sale facility should not be considered as a recommendation by the BHP Directors or OneSteel Directors to sell OneSteel Shares.

2.4 Participation in the Spin-out by Ineligible Overseas Shareholders

Ineligible Overseas Shareholders will participate in the Capital Reduction on the same basis as all other BHP Shareholders. However, the OneSteel Shares which are due to them under the Fully Paid Scheme will not be transferred to them but rather to the Sale Agent who will sell those OneSteel Shares on behalf of the Ineligible Overseas Shareholders within 10 business days after the later of the Listing Date and the Spin-out Date. The Sale Agent will remit the net proceeds of sale by cheque to those Ineligible Overseas Shareholders after deduction of any applicable brokerage, stamp duty and other taxes and

charges. Cheques denominated in Australian dollars, or in the currency of the jurisdiction in which the Ineligible Overseas Shareholder is resident, will be despatched to the Ineligible Overseas Shareholders at their risk. In the case of joint Ineligible Overseas Shareholders, the cheque will be despatched to the registered address of the joint Ineligible Overseas Shareholder named first in the BHP Share Register.

Ineligible Overeseas Shareholders are those Fully Paid Shareholders whose registered address on the BHP Share Register at the Close of Registers is outside Australia, New Zealand, the United Kingdom and the Channel Islands, the US, Singapore, Hong Kong or Canada. These jurisdictions have been identified as "eligible" jurisdictions because:

• Fully Paid Shareholders whose registered addresses on the BHP Share Register are located in these "eligible" jurisdictions hold an aggregate of at least 600,000 Fully Paid Shares as at 27 June 2000; and

• the transfer of OneSteel's Shares to Fully Paid Shareholders whose registered addresses on the BHP Share Register are outside these "eligible" jurisdictions may be prohibited (or prohibited except after compliance with conditions that BHP regards as unduly onerous) by the laws of the jurisdictions in which their registered addresses on the BHP Share Register are located.

2.5 The Partly Paid Scheme

2.5.1 What is the Partly Paid Scheme?

In addition to the Fully Paid Scheme, BHP is proposing a scheme of arrangement between itself and its Partly Paid Shareholders, under which the terms of the Partly Paid Shares will be amended to require the application of the Reduction Amount to meet an interim call on those Partly Paid Shares in accordance with the amended terms, at the Spin-out Date.

On 11 August 2000, BHP had on issue 6,643,000 Partly Paid Shares held by 30 current and former BHP senior executives. These shares have been issued to senior BHP executives under the Executive Share Scheme ("**ESS**"), approved by BHP Shareholders in September 1987. These shares are not listed on ASX. The Partly Paid Shares were issued at the market value of Fully Paid Shares at their date of issue for a nominal initial application amount of either $0.01 or $0.05 per Partly Paid Share. The balance is payable as a single call not later than 14 days after notice is given by BHP. This notice cannot be given before the termination of the Partly Paid Shareholder's employment nor later than two years after termination of employment. The balance of the issue price due may be adjusted by reference to the market price of BHP Shares at the final call, taking into account the price effects of any bonus, rights or other issue since the date of issue of the BHP Shares which are being paid up.

The terms of the ESS do not currently make any specific provision for the treatment of the Partly Paid Shareholders on a reduction of capital nor for BHP to make an interim call. The Partly Paid Scheme will amend the terms of the ESS to provide that BHP can make an interim call in respect of all amounts of capital returned to BHP Shareholders by way of an equal reduction of capital and require the Partly Paid Shareholders to apply these amounts in satisfaction of such interim calls. This means that the $0.66 of capital returned in respect of each Partly Paid Share will, if the Partly Paid Scheme becomes effective, be applied to meet an interim call made by BHP of $0.66 per Partly Paid Share.

2.5.2 Why are there two schemes of arrangement?

The Capital Reduction is an equal reduction of capital, that is, it applies equally to all BHP Shares, whether the BHP Shares are fully or partly paid. Notwithstanding this, the BHP Directors believe that it is in the best interests of BHP Shareholders as a whole that the proceeds of the Capital Reduction be applied differently for the Fully Paid Shares and the Partly Paid Shares. The BHP Directors consider that implementation of the Spin-out Proposal should only be contingent upon the approval of the Capital Reduction by Fully Paid Shareholders and the Fully Paid Scheme becoming effective. Given the relatively small number of Partly Paid Shares, the BHP Directors do not consider that approval of the Partly Paid Scheme should be a prerequisite for implementation of the Spin-out Proposal.

2.5.3 What happens if the Partly Paid Scheme is approved or not approved?

If the Partly Paid Scheme is approved by the Partly Paid Shareholders, BHP will seek Court orders approving that scheme at the same time as it approaches the Court for orders approving the Fully Paid Scheme. On lodging the Court order approving the Partly Paid Scheme with ASIC, it will become effective and each Partly Paid Shareholder at the Close of Registers will have the Reduction Amount on the Spin-out Date returned on each Partly Paid Share held at the Close of Registers applied to meet the interim call approved under the amended terms of the Partly Paid Shares.

Implementation of the Spin-out Proposal is not, however, conditional upon the Partly Paid Scheme being approved by the Partly Paid Shareholders. If the Partly Paid Scheme is not approved, the Spin-out Proposal will still be implemented, provided that all other approvals are obtained. If the Partly Paid Scheme is not approved by the Partly Paid Shareholders, then they will receive the $0.66 return of capital per Partly Paid Share by cheque. This amount may be taxable as a capital gain. See Part 8 for discussion of the tax consequences of the Spin-out for Partly Paid Shareholders.

2.6 BHP's optionholders

On 11 August 2000, BHP had 40,875,950 options issued under its Employee Share Plan ("**ESP**"). These ESP options are issued either for no or nominal consideration and are generally exercisable at the market price of BHP Shares at the date of the grant of the options. Exercise of the options issued since 1999 is also subject to meeting certain performance criteria. Under the rules of the ESP and the Listing Rules, the exercise price of the ESP options will automatically be reduced by the amount of the Capital Reduction, that is $0.66 per option. Holders of ESP options will not receive a capital return in respect of those options, nor will they be entitled to vote on either the Capital Reduction Resolution or either of the Schemes nor receive any shares in OneSteel.

2.7 Performance rights

BHP has issued 1,000,000 performance rights under its BHP Performance Share Plan ("**PSP**") to Mr Paul Anderson, BHP's Managing Director. Subject to meeting certain threshold performance and/or service criteria, the terms of issue of Mr Anderson's performance rights provide for the issue of a corresponding number of BHP Shares to Mr Anderson. BHP Shareholders approved the issue of the performance rights to Mr Anderson on 26 February 1999. Up until 11 August 2000, Mr Anderson has satisfied the performance and/or service criteria relating to 300,000 performance rights and has exercised these performance rights. As a result, the trustee of the PSP has acquired 300,000 BHP Shares on Mr Anderson's behalf and these BHP Shares will participate in the Capital Reduction and the Fully Paid Scheme.

The terms of the PSP give the BHP Board committee which administers the PSP the discretion to adjust the number of performance rights or the number of BHP Shares to be acquired on exercise of those performance rights to take into account any reconstruction of capital, such as the Capital Reduction. The BHP Board committee has determined that the number of BHP Shares which will result from the exercise of each of Mr Anderson's performance rights which have not become exercisable by the Close of Registers will be increased to reflect the effect of the Capital Reduction on the value of the BHP Shares acquired on exercise of these performance rights. This adjustment will be calculated by reference to the Reduction Amount and the weighted average price of BHP Shares in cents during the five trading days preceding the day on which BHP Shares commence trading ex-reduction of capital (anticipated to be Monday 23 October 2000).

The unexercised performance rights will not participate in either the Capital Reduction or the Fully Paid Scheme.

2.8 BHP's ADR holders

On 29 July 2000, BHP had on issue approximately 45 million BHP Shares underlying approximately 22 million American Depositary Shares ("**ADSs**") represented by American Depositary Receipts ("**ADRs**"). ADR holders are entitled under the amended and restated ADR deposit agreement dated as of 24 May 1991 between BHP and Morgan Guaranty Trust Company of New York ("**Depositary**") to vote on the Fully Paid Scheme and to participate in the Capital Reduction (assuming approval of the Fully Paid Scheme by Fully Paid Shareholders and the Court). These voting rights and rights of participation are exercised by the Depositary which is the record owner of the BHP Shares, on behalf of ADR holders who are the beneficial holders of the BHP Shares.

The OneSteel Shares will be issued in book-entry form on ASX'S CHESS system. As a result, holders of ADRs must notify the Depositary, prior

to the deadline to be established by the Depositary, of an account at any entity that is, directly or indirectly, a participant in CHESS, to which the OneSteel Shares are to be allocated. If an ADR holder, directly or through its broker, does not have an account, the ADR holder may contact a CHESS participant to open an account. The Depositary will advise ADR holders of the deadline for providing notice to the Depositary and instructions for providing notice to the Depositary and instructions for providing account details.

In the event that the Depositary does not receive account details for the allocation of the OneSteel Shares to an ADR holder by the deadline established by the Depositary, the Depositary will arrange for the sale of such ADR holder's OneSteel Shares and distribute the net cash proceeds, after deduction of any applicable brokerage, stamp duty and other taxes and charges, to such ADR holder.

For more information regarding disadvantages specific to holders of ADRs, see Part 3.2.7.

2.9 BHP's creditors

In the opinion of the BHP Directors, neither the Spin-out Proposal nor the Partly Paid Scheme, if implemented, will have a material adverse impact on the interests of BHP's creditors. No material additional liability will be incurred by BHP other than those which may arise in the ordinary course of business pursuant to the contracts between BHP and OneSteel (see Part 9.15), and apart from the Capital Reduction, there will be no other outflow of funds or property from BHP under, or by reason of, the Spin-out or the Partly Paid Scheme, other than transaction costs incurred in connection with the implementation of the Spin-out and Schemes as disclosed in Part 3.2.3, and as otherwise disclosed in this Scheme Booklet.

Grant Samuel & Associates has also been requested to provide its opinion as to whether the Spin-out is materially prejudicial to creditors of the BHP Group. The report provided by Grant Samuel & Associates concludes that the interests of creditors of the BHP Group will not be materially prejudiced by the Spin-out. Refer to Part 12 for further details.

2.10 General Meeting

2.10.1 Date and purpose

The BHP Board has convened a General Meeting to consider and if thought fit, to pass an ordinary resolution to approve a reduction of BHP's share capital by an amount of $0.66 for each BHP Share on issue at the Close of Registers, such reduction to take effect on the Spin-out Date. This Capital Reduction will be conditional on the Fully Paid Scheme becoming effective. The terms of the Capital Reduction Resolution are set out in the notice convening the General Meeting set out on pages 214 to 216 of this Scheme Booklet.

The General Meeting is to be held at the Adelaide Convention Centre, North Terrace, Adelaide on Tuesday 17 October 2000 at 11.30 am Adelaide Time or as soon thereafter as the Annual General Meeting has concluded or been adjourned.

2.10.2 Entitlement to attend and vote at the General Meeting

Each BHP Shareholder who is registered on the BHP Share Register at 2.00 pm Melbourne Time on Sunday 15 October 2000 is entitled, either in person, by proxy or attorney or, in the case of corporate shareholders, by a corporate representative, to attend the General Meeting and vote on the Capital Reduction Resolution put to that meeting.

2.10.3 Majority required to approve the reduction of capital

The Capital Reduction Resolution requires the approval of a majority of votes cast by the BHP Shareholders present and voting at the General Meeting, whether in person, by corporate representative, by attorney or by proxy.

2.11 Scheme Meetings

2.11.1 Court ordered Scheme Meetings

On 28 August 2000, the Court ordered a meeting of all Fully Paid Shareholders to be convened to consider and, if thought fit, approve the Fully Paid Scheme, with or without amendment or modification. This meeting is to be held at the Adelaide Convention Centre, North Terrace, Adelaide on Tuesday 17 October 2000 at 11.45 am Adelaide Time or as soon thereafter as the General Meeting has concluded or been adjourned. The notice convening this Scheme Meeting is set out on pages 217 to 218 of this Scheme Booklet.

Also, on 28 August 2000, the Court ordered a meeting of Partly Paid Shareholders to be convened to consider and, if thought fit, approve the Partly Paid Scheme, with or without amendment or modification. This meeting is to be held at the Adelaide Convention Centre, North Terrace, Adelaide on Tuesday 17 October 2000 at 12 noon Adelaide Time or as soon thereafter as the Fully Paid Scheme Meeting has concluded or been adjourned. The notice convening this Scheme Meeting is set out on pages 219 to 220 of this Scheme Booklet.

The orders of the Court convening the Scheme Meetings are not and should not be treated as an endorsement by the Court, or any other expression of opinion by the Court of the Schemes.

2.11.2 Entitlement to attend and vote at the Scheme Meetings

The Court has determined that each BHP Shareholder who is registered on the BHP Share Register as the holder of a Fully Paid Share at 2.00 pm Melbourne Time on Sunday 15 October 2000 is entitled to attend and vote, either in person, by corporate representative, by attorney or by proxy at the Fully Paid Scheme Meeting.

The Court has determined that each BHP Shareholder who is registered on the BHP Share Register as the holder of a Partly Paid Share at 2.00 pm Melbourne Time on Sunday 15 October 2000 is entitled to attend and vote, either in person, by corporate representative, by attorney or by proxy at the Partly Paid Scheme Meeting.

Voting at the Scheme Meetings will be by poll.

2.11.3 Majority required to approve the Fully Paid Scheme

The Fully Paid Scheme will be binding on all Fully Paid Shareholders and on BHP if, and only if:

(a) the Capital Reduction Resolution is approved at the General Meeting;

(b) a resolution approving the Fully Paid Scheme is passed by:

(i) a majority in number of Fully Paid Shareholders, present and voting, either in person or by proxy; and

(ii) 75% of the votes cast on the resolution;

(c) it is approved by order of the Court;

(d) ASX grants approval for the admission of OneSteel to the official list of ASX and for official quotation of all OneSteel Shares (on conditions acceptable to BHP); and

(e) an office copy of the Court order approving the Fully Paid Scheme is lodged with ASIC.

2.11.4 Majority required to approve the Partly Paid Scheme

The Partly Paid Scheme will be binding on all Partly Paid Shareholders and on BHP if, and only if:

(a) the Capital Reduction Resolution is approved at the General Meeting;

(b) a resolution approving the Partly Paid Scheme is passed by:

  (i) a majority in number of Partly Paid Shareholders, present and voting, either in person or by proxy; and

  (ii) 75% of the votes cast on the resolution;

(c) it is approved by order of the Court;

(d) the Fully Paid Scheme becomes effective according to its terms; and

(e) an office copy of the Court order approving the Partly Paid Scheme is lodged with ASIC.

2.12 Timetable and steps involved in implementation of the Spin-out

2.12.1 Effective Date

The Effective Date of the Fully Paid Scheme, and for the purposes of the Spin-out Proposal, is the date on which the office copy of the Court order approving the Fully Paid Scheme pursuant to section 411(4)(b) of the Corporations Law is lodged with ASIC by BHP.

2.12.2 Notice to ASX and other stock exchanges on which BHP is listed

Upon the Schemes becoming effective, BHP will give notice of that fact to ASX and to other stock exchanges on which BHP is listed. In addition, BHP will lodge a copy of this Scheme Booklet with the SEC under cover of Form 6-K.

2.12.3 Record Date for determining BHP Shareholders participating in the Schemes

Fully Paid Shareholders registered on the BHP Share Register at the Close of Registers are entitled to participate in the Capital Reduction and to receive a transfer of one OneSteel Share for every four Fully Paid Shares held at the Close of Registers.

Partly Paid Shareholders registered on the BHP Share Register at the Close of Registers are entitled to participate in the Partly Paid Scheme.

2.12.4 Determination of BHP Shareholders participating in the Schemes

For the purpose of determining an entitlement to the Capital Reduction, OneSteel Shares under the

Fully Paid Scheme and participation in the Partly Paid Scheme, any dealing in BHP Shares will be recognised provided that:

(a) in the case of dealings of a type to be effected using CHESS, the transferee is registered as the holder of the relevant BHP Shares on or before the Close of Registers; and

(b) in all other cases, if registrable transfers or transmission applications in respect of those dealings are received by BHP at the BHP Share Department during business hours on or before the Close of Registers.

In practice, only the Fully Paid Shares will be subject to dealings as Partly Paid Shares are not transferable while partly paid. BHP will not accept for registration, or recognise for the purpose of determining an entitlement under the Capital Reduction or the Schemes, any transfer or transmission application in respect of BHP Shares if received after the Close of Registers.

2.12.5 Transfer of OneSteel Shares

On the Spin-out Date, BHP will transfer the OneSteel Shares to which a Fully Paid Shareholder on the BHP Share Register at the Close of Registers is entitled under the Fully Paid Scheme to that Fully Paid Shareholder (subject to the Fully Paid Scheme).

These Fully Paid Shareholders will have their names entered on the OneSteel share register by 10.00 pm on the Spin-out Date. In the case of joint holdings, the names will be entered in the same order as they stand in the BHP Share Register.

Any binding instructions between such Fully Paid Shareholders and BHP relating to their respective Fully Paid Shares at the Close of Registers (including, without limitation, any instructions relating to payment of dividends or communications from BHP) will, from the Close of Registers, be deemed to be similarly binding instructions to, and accepted by, OneSteel in respect of the OneSteel Shares transferred to those Fully Paid Shareholders, until those instructions are, in each case, revoked or amended in writing addressed to OneSteel at its share registry.

2.12.6 Distribution of holding statements for OneSteel

Holding statements for OneSteel Shares transferred to the participating Fully Paid Shareholders under the Fully Paid Scheme will be sent by prepaid post or couriered to the Fully Paid Shareholders' addresses recorded in the BHP Share Register. Holding statements will be despatched within five business days following the Spin-out Date.

2.12.7 Listing of OneSteel and trading of OneSteel Shares

On or about the date of this Scheme Booklet, an application will be made for admission of OneSteel to the ASX official list and for official quotation of all OneSteel Shares on ASX.

Based on the indicative timetable on pages 2 and 3, BHP expects OneSteel Shares to commence trading on ASX, initially on a deferred settlement basis, on Monday 23 October 2000.

After the Spin-out Date, there will be a further period of deferred settlement trading until the despatch of holding statements which is expected to be completed by Friday 3 November 2000.

It is the responsibility of each BHP Shareholder to determine their entitlement to OneSteel Shares before trading those shares to avoid the risk of selling OneSteel Shares they do not own. The Record Date (presently intended to be Friday 27 October 2000) for determining a Fully Paid Shareholder's entitlement to OneSteel Shares will occur after the date OneSteel Shares commence trading on a deferred settlement basis (presently intended to be Monday 23 October 2000) and OneSteel Shares will not be transferred to BHP Shareholders until the Spin-out Date. Accordingly, the OneSteel share registry will not be able to confirm OneSteel shareholdings until after the Spin-out Date. If a OneSteel Shareholder sells their OneSteel Shares without receiving confirmation of their entitlement, they do so at their own risk.

In addition, the indicative timetable is subject to variation, and is conditional on receiving ASX and Court approvals.

It is not expected that OneSteel Shares will be traded or listed on any exchange other than ASX.

2.12.8 Timetable

An indicative timetable appears on pages 2 and 3 of this Scheme Booklet under the heading "Important Times and Dates". The times and dates in the indicative timetable may change depending on a number of factors, some of which are outside the control of BHP, for example the timing of Court approval of the Schemes.

Once the Effective Date is known, BHP will announce to ASX and the other stock exchanges on which BHP is listed the timetable for the balance of the transaction.

2.13 Action to be taken by BHP Shareholders

A BHP Shareholder who wishes to vote at the General Meeting and at the Scheme Meetings may vote in person, by proxy, by attorney or, in the case of a corporation, by a corporate representative.

2.13.1 Appointment of proxy

A BHP Shareholder wishing to appoint a proxy in respect of the Meetings should complete and sign the proxy form accompanying this Scheme Booklet and send it to the BHP Share Department, in accordance with the directions on the proxy form. The proxy form may be sent to the BHP Share Department either in the pre-addressed envelope provided or by following the procedures set out on the proxy form. The proxy form must be received by the BHP Share Department not later than 2.00 pm Melbourne Time on Sunday 15 October 2000.

By completing and returning a proxy form, a BHP Shareholder is not precluded from attending the Meetings in person and voting in person at those Meetings or from revoking their proxy. However, if a BHP Shareholder appoints a proxy and subsequently attends and votes at any of the Meetings, that BHP Shareholder will be deemed to have automatically revoked their proxy in respect of any resolutions which they vote on.

ADR holders are entitled to provide voting instructions to the Depositary, which will vote the BHP Shares underlying the ADSs. Such instructions must be received by the Depositary, by mail or by facsimile, prior to 3.00 pm on Wednesday 11 October 2000 New York time. ADR holders who wish to change or revoke an instruction must do so by contacting the Depositary. No assurance can be given that the Depositary will be able to accommodate a change or revocation after 3.00 pm on Wednesday 11 October 2000 New York time.

2.13.2 Attendance in person

A BHP Shareholder wishing to vote in person at the Meetings should bring the letter accompanying the proxy form included with this Scheme Booklet with them to facilitate their admission to the Meetings. A BHP Shareholder that is a corporation and that wishes to appoint a representative to attend any of the Meetings on its behalf should ensure that each representative can provide appropriate evidence of their appointment when seeking admission into the Meetings.

2.14 Separation matters

Following the Spin-out Date, BHP and OneSteel will operate independently of one another as separately listed companies and neither company will have a shareholding in the other. To enable the separation of OneSteel from BHP, a series of structural changes within the BHP Group have, or will have, occurred and arrangements will have become effective between BHP and OneSteel on or before the Spin-out Date. There will also be various arrangements and agreements between BHP and OneSteel which will facilitate the separation of OneSteel from BHP and which will form the basis of the ongoing business relationship between the BHP Group and the OneSteel Group.

The various agreements and transactions that will facilitate the separation of OneSteel from BHP are the result of negotiations conducted while OneSteel is under the ownership of BHP. While these agreements and transactions are intended to be on appropriate commercial terms, certain of these agreements and transactions have not been entered into or effected on the same terms as could have been obtained from unaffiliated third parties. Any business arrangements between the BHP Group and the OneSteel Group entered into after the Spin-out will be determined on an independent basis.

These changes and arrangements are summarised below under the headings "Organisational restructuring" and "Management restructuring".

2.14.1 Organisational restructuring

In preparation for the Spin-out, an organisational restructuring program has been implemented in order to ensure that all assets, operations and liabilities that comprise the OneSteel businesses are consolidated into the OneSteel Group and the appropriate transfers undertaken to give effect to this.

Prior to the organisational restructuring, the only assets, operations and liabilities that were held by OneSteel (formerly named AWI Holdings Pty Limited) and its subsidiaries comprised the wire business (owned and operated by OneSteel Wire Pty Limited), the reinforcing business (owned and operated by OneSteel Reinforcing Pty Limited) and OneSteel's 50% interest in Bekaert-BHP Steel

Cord Pty Limited, a joint venture between OneSteel and the Bekaert group of Belgium. The assets, operations and liabilities of OneSteel's other businesses were held elsewhere in the BHP Group.

As part of the organisational restructuring undertaken by the date of this Scheme Booklet, ownership of the majority of the assets, operations and liabilities of the OneSteel businesses held by other parts of the BHP Group has been transferred to OneSteel at fair value, in accordance with Australian accounting standards. Prior to, or on, the Effective Date, all remaining assets, operations and liabilities of the OneSteel businesses held by other parts of the BHP Group and not transferred prior to the date of this Scheme Booklet, will be transferred at fair value to the OneSteel Group.

The following assets and undertakings were, or will be, transferred from other parts of the BHP Group to the OneSteel Group before, or on, the Effective Date;

(a) 100% of the issued capital in Tubemakers of Australia Limited;

(b) 100% of the issued capital in OneSteel Manufacturing Pty Limited;

(c) the Rod & Bar business assets at Newcastle;

(d) 100% of the issued capital in OneSteel Queensland Pty Limited;

(e) 100% of the issued capital in OneSteel NSW Pty Limited;

(f) 100% of the issued capital in OneSteel Investments Pty Limited ; and

(g) the Whyalla Steelworks business assets.

Inventories and receivables associated with the Whyalla Steelworks business which exist at the time of transfer of the Whyalla Steelworks business assets will not be transferred to the OneSteel Group. Rather, OneSteel will purchase such inventory from BHP as it is required by OneSteel, or sold by OneSteel as agent for BHP, and BHP will retain the cash collected from those receivables.

Existing inter-company indebtedness between OneSteel and BHP has been, or will be, increased prior to the Effective Date in consideration for the OneSteel businesses being transferred from other parts of the BHP Group. The total indebtedness of the OneSteel Group to the BHP Group at the Spin-out Date has been estimated to be approximately $1,722 million, which will be repaid or satisfied by:

(a) the issue of additional OneSteel Shares to BHP in satisfaction of inter-company indebtedness of approximately $933 million; and

(b) external refinancing (comprising bank funding and receivables securitisation) of remaining inter-company debt of approximately $789 million. For details on OneSteel's financing arrangements, see Part 9.15.2.

The BHP Group's net book value of the OneSteel net assets will be approximately $1,181 million at the Spin-out Date. BHP will reduce its share capital by this amount on the Spin-out Date.

All of OneSteel's issued share capital of approximately 446 million OneSteel Shares will then be transferred to Fully Paid Shareholders (or to the Sale Agent in the case of Ineligible Overseas Shareholders) pursuant to the Fully Paid Scheme and from that time, OneSteel will be an independent, listed company.

After the Spin-out Date, under the terms of the Implementation Deed (refer to Part 9.15.1(a)), BHP and OneSteel will calculate the actual amount of inter-company debt between the BHP Group and the OneSteel Group outstanding at the Spin-out Date after reducing the inter-company debt by the consideration for the issue of OneSteel Shares to BHP and by the external refinancing (see above). To the extent that any inter-company debt is owed to BHP at the Spin-out Date, OneSteel will be required to repay that amount to BHP and to the extent that the inter-company debt is less than the original estimated amount, BHP will be required to repay that amount to OneSteel.

As inventories and receivables at Whyalla Steelworks have not been transfered to OneSteel, OneSteel will be required to build these up following the Spin-out. In order to fund the build up of inventories and receivables, it is expected that OneSteel will utilise additional funds available from external financiers (see Part 9.15.2).

2.14.2 Management restructuring

The board and management of OneSteel will be constituted as follows:

(a) Dr Robert Every, Mr Bernard Carrasco and Mr Mark Hedges are currently OneSteel Directors;

(b) Mr Mark Hedges will retire as a OneSteel Director on the Listing Date. Dr Robert Every will remain a OneSteel Director and has

been appointed as managing director and chief executive officer of OneSteel. Mr Bernard Carrasco will remain a OneSteel Director and has been appointed as chief financial officer of OneSteel;

(c) on the Listing Date, a new OneSteel Board will be established. It is intended that Mr Peter Smedley be appointed as Chairman and that the other non-executive OneSteel Directors be Dr Eileen Doyle, Mr Colin Galbraith, Mr David Meiklejohn, Mr Dean Pritchard and Mr Neville Roach; and

(d) an executive management team has been established, principally along operational lines.

Further information on OneSteel Directors and management can be found in Part 4.4.

2.14.3 Other separation matters

Commercial arrangements

BHP and OneSteel have entered into a number of arrangements to facilitate their formal separation. These arrangements cover such matters as the ongoing business relationships between BHP and OneSteel (including supply arrangements) and arrangements which deal with issues arising in connection with the orderly separation of OneSteel from BHP such as those contained in the Demerger Deed, details of which are set out in Part 9.15.

Employee and other incentive plans

The impact of the Spin-out on the BHP Executive Share Scheme and the BHP Employee Share Plan is described in Part 7.1.

Date of separation for accounting purposes

For accounting purposes, the effective date of separation of OneSteel from BHP will be the Spin-out Date (intended to be Tuesday 31 October 2000). This will require BHP to consolidate the results of OneSteel up to, and including 31 October 2000.

Expiry date

If the Spin-out is not completed by 30 June 2001, then the Schemes will lapse and the OneSteel businesses will continue to be owned and operated by BHP. However, in this event BHP will continue to explore and pursue divestment opportunities for the businesses comprising OneSteel.

3

Advantages, Disadvantages and Risks of the Spin-out Proposal and Other Relevant Considerations

3.1 Advantages of the Spin-out Proposal

The BHP Board unanimously believes that the advantages of the Spin-out Proposal outweigh the disadvantages and potential risks and that the Spin-out Proposal is in the best interests of BHP Shareholders. The BHP Board believes that the Spin-out will address the operational and strategic complexities associated with the former BHP Steel business and will enable both BHP and OneSteel to more effectively pursue shareholder value maximising initiatives.

Specific advantages of the Spin-out Proposal are outlined below:

3.1.1 Reduced strategic complexity

BHP Steel will become a simpler business focussed on the manufacture of steel flat products in Australia, New Zealand and Asia, based on the low cost supply of steel from the Port Kembla Steelworks, which is a converter of BHP's natural resources. This is consistent with BHP's strategic objective of creating shareholder value through the discovery, development and conversion of natural resources.

The Spin-out will create a focussed steel long products manufacturing and metals distribution company. Following the Spin-out, OneSteel will be a viable company in its own right and will be the leading manufacturer of steel long products and the leading distributor of metals in Australia.

The Spin-out will also remove the complexity which currently exists within BHP Steel where OneSteel competes directly with one of BHP Steel's largest customers, Smorgon Steel. However, as Smorgon Steel is also a customer of OneSteel, this issue will still exist for OneSteel following the Spin-out.

3.1.2 Business focus

As a result of the Spin-out, both BHP and OneSteel will be able to focus their attention and financial resources on their respective core businesses. This focus will enable the respective companies to explore and implement strategies which are the most appropriate for their individual businesses.

3.1.3 Independent financial policies

A global resources company has a different earnings profile and capital requirement to a domestically focussed steel company. As a result of the Spin-out, BHP and OneSteel will be able to have capital structures and dividend policies that are more appropriate for their businesses. In particular, OneSteel is expected to have a higher dividend payout ratio than BHP due to the expected capital requirements of its business relative to its strong cash flows. However, there is no guarantee that OneSteel will have a higher dividend payout ratio than BHP and the dividend payout ratio of BHP and OneSteel after the Spin-out will be separate matters for consideration by the respective BHP and OneSteel Boards.

3.1.4 Release of cash to BHP

On the Effective Date, OneSteel will repay to BHP approximately $789 million of remaining inter-company debt using funds raised from external financiers.

Inventories and receivables associated with the Whyalla Steelworks business have been retained by BHP. Following the Spin-out, it is expected that BHP will generate an additional $143 million through the sale of these inventories and collection of these receivables.

The cash released to BHP from the Spin-out will be used to fund growth opportunities in core businesses and reduce gearing by retiring external debt.

3.1.5 Employee incentives

The Spin-out will allow the OneSteel Board and executive management team to develop employee compensation systems that more accurately align employee incentives to the underlying performance of the business and the market value of OneSteel. The Spin-out will enable OneSteel to establish incentive programs that base rewards for its employees directly upon OneSteel's share price performance.

3.1.6 Access to capital markets

In recent years, BHP has imposed capital constraints on the OneSteel business. This has limited, to some extent, the ability of the businesses that comprise OneSteel to pursue strategic growth opportunities.

Through independent access to public equity and debt markets, OneSteel is expected to have greater financial flexibility to pursue acquisitions, joint ventures and alliances and fund internal growth that might not otherwise have been possible under the ownership of the BHP Group.

This is particularly important for OneSteel given the restructuring currently occurring in the Australian steel industry as discussed in Part 4.

3.1.7 Investor awareness

After the Spin-out, it will be easier for investors to evaluate the individual financial performance, strategies, and other characteristics of OneSteel and BHP. OneSteel is expected to be subject to coverage by research analysts with particular expertise in the steel industry. This should increase investor understanding of OneSteel. The reduced strategic complexity of BHP should also improve investor understanding of the remaining BHP business and strategy. This transparency should increase the likelihood that each company will achieve its appropriate market valuation.

3.1.8 Investor choice

The Spin-out will create two independent, listed companies. The creation of two companies will provide Fully Paid Shareholders with increased investment choice between BHP, a global resources company, or OneSteel, an Australian focussed steel company. Currently, there is limited choice for investors wishing to invest in the Australian steel industry. As well as expanding the investment choice available to BHP Shareholders, the Spin-out may attract new investors who seek an exposure to either a resources or steel company, which could have a positive impact on the share price of BHP and OneSteel.

3.1.9 Earnings, gearing and dividends

Due to the size and nature of the OneSteel business relative to BHP, the BHP Board does not believe that the Spin-out will have a material impact on BHP's earnings or gearing. The BHP Board currently believes that the amount of BHP's dividend payments for the year ending 30 June 2001 will not be affected by the Spin-out. However, dividends post Spin-out have not yet been declared and will be a matter for consideration by the BHP Board at the relevant time. In addition, as a result of the Spin-out, OneSteel Shareholders will be entitled to dividends paid by OneSteel.

3.2 Disadvantages and other consequences of the Spin-out

3.2.1 Additional corporate costs for OneSteel

OneSteel will be an independent company and listed on ASX which will necessarily involve additional corporate costs. OneSteel will also incur costs associated with certain services and internal management systems which have previously been provided by BHP, including general shared services, accounting systems, treasury, legal and taxation services.

It is expected that these additional costs will initially be approximately $8 million per annum.

3.2.2 Increased cost of borrowing for OneSteel

Historically, OneSteel has met its working capital and capital expenditure requirements through a combination of operating cash flow and funding from BHP. On the Spin-out Date, OneSteel will have external funding of approximately $789 million, which will increase to approximately $932 million as it builds up its working capital at the Whyalla Steelworks. It is expected that OneSteel's cost of borrowing will be higher than BHP's cost of borrowing.

3.2.3 Spin-out transaction costs

Transaction costs of the Spin-out for BHP are estimated at $57 million. Of this amount, $21 million has been incurred, or will be committed, to progress the Spin-out prior to the date of the General Meeting. A significant proportion of the total transaction costs relates to stamp duty costs associated with the transfer of the OneSteel businesses. BHP's transaction costs will be written off directly against the shareholders' equity in the BHP balance sheet.

Transaction costs of the Spin-out for OneSteel are estimated at $8 million and primarily relate to debt raising. Of this amount, $2 million has been incurred, or will be committed, to progress the Spin-out prior to the date of the Meetings. The costs associated with the debt raising will be amortised over the life of the loan facility described in Part 9.15.2.

3.2.4 Market capitalisation of OneSteel

The market capitalisation of OneSteel will be much lower than that of BHP. As a result, institutional investor interest in OneSteel may be adversely affected by OneSteel's lower weighting in relevant market indices.

3.2.5 Partial loss of pre-CGT status for some Australian resident Fully Paid Shareholders

Australian resident Fully Paid Shareholders who acquired their Fully Paid Shares prior to 20 September 1985, are currently exempt from CGT on the sale of those BHP Shares. The OneSteel Shares transferred to Fully Paid Shareholders will be subject to CGT upon sale. Australian resident Fully Paid Shareholders with pre-CGT Fully Paid Shares may be disadvantaged by the Spin-out given that a small proportion of the value of their pre-CGT Fully Paid Shares will be replaced by post CGT OneSteel Shares.

3.2.6 Ineligible Overseas Shareholders excluded from receiving OneSteel Shares

BHP Shareholders whose registered addresses on the BHP Share Register at the Close of Registers are outside Australia, New Zealand, the United Kingdom and the Channel Islands, the US, Singapore, Hong Kong or Canada will not be entitled to receive OneSteel Shares. Their entitlement to OneSteel Shares will be sold on-market on their behalf after the Spin-out Date by the Sale Agent and the net proceeds will be remitted to them. Refer to Part 2.4 for further details regarding Ineligible Overseas Shareholders.

3.2.7 Quotation of BHP ADSs

As of 29 July 2000, BHP had on issue approximately 45 million BHP Shares underlying approximately 22 million ADSs represented by ADRs. BHP ADSs are currently quoted on the New York Stock Exchange (the "**NYSE**"). After implementation of the Spin-out Proposal, it is intended that BHP ADSs will continue to be quoted on the NYSE, but that OneSteel will not apply to have OneSteel Shares listed or quoted on any exchange other than ASX. Accordingly, there will be no ADR facility in respect of the OneSteel Shares. As a result, ADR holders will have fewer trading choices as OneSteel Shares will only be listed on ASX.

BHP is a reporting company under the US Exchange Act of 1934 (the "**Exchange Act**") and as such is required to file its annual reports with the SEC. It is not intended that OneSteel will be a reporting company. Instead, OneSteel intends to

apply to be included in the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the Exchange Act. If granted, this exemption will require OneSteel to submit certain information to the SEC pursuant to Rule 12g3-2(b) under the Exchange Act.

3.3 Risks associated with the Spin-out

3.3.1 Market value

The BHP Board believes that the Spin-out will enhance shareholder value. However, the share price performance of BHP prior to the Spin-out and of BHP and OneSteel following the Spin-out is uncertain and may be influenced by a number of external factors. There is a risk that the combined market value of BHP Shares and OneSteel Shares after the Spin-out will be less than the market value of BHP Shares before the Spin-out.

OneSteel's businesses (independent of BHP) will be subject to greater scrutiny by the investment community and shareholders, and action it takes to fund any acquisition, joint venture or alliances such as increasing gearing levels or raising new capital could impact both positively and negatively on, among other things, OneSteel's financial performance and share price.

In addition, OneSteel will be much smaller than BHP in terms of financial size and market capitalisation. The occurrence of a significant event (such as an unforseen liability or loss of a major customer) may have a greater impact on OneSteel's financial performance than it would otherwise have if OneSteel remained part of the BHP Group.

3.3.2 Share price fluctuations

Currently, there is no public market for OneSteel Shares. There can be no assurance as to the market price of OneSteel Shares after the Listing Date. The market price of OneSteel Shares may be volatile on and after the Listing Date and may trade below the amount which will be compulsorily applied to acquire each OneSteel Share, being $2.64.

3.3.3 Exposure to specific industries

The primary market segments affecting demand for OneSteel's products are the Australian construction, manufacturing, mining and agricultural industries. BHP Shareholders currently have exposure to these markets particularly through the OneSteel operations. However, this exposure is less significant in the overall context of the BHP asset portfolio and its diversification of earnings.

Following the Spin-out, Fully Paid Shareholders will continue to have an exposure to these industries through their holding in OneSteel. However, as OneSteel will not have the diversification of earnings of BHP, the market value of its shares will reflect its exposure to these industries and may fluctuate accordingly.

3.3.4 Sales from BHP to OneSteel after Spin-out

Currently, sales to OneSteel account for approximately 11% of sales made by the steel businesses to be retained by BHP. Whilst there are supply agreements in place for the majority of these sales, they are short term in nature. OneSteel also has contracts with BHP Coal and BHP Transport for the supply of products and services, which are longer term in nature. The risk exists that OneSteel may source products and services currently supplied by BHP's retained business from other suppliers.

Details of all major contracts are included in Part 9.15.

3.3.5 Loss of BHP Group synergies

After the Spin-out, OneSteel will be an independently managed company and will no longer form part of the BHP Group. As a result, OneSteel may lose the synergy benefits associated with being part of the BHP Group, for example, volume discounts through group purchasing contracts and reduced costs via shared services arrangements. Similarly, the BHP Group may, to a lesser extent, lose the synergy benefits associated with having the OneSteel businesses as part of the BHP Group.

3.3.6 Competition between BHP and OneSteel

After the Spin-out, BHP will continue to manufacture and process a range of steel flat products. There is a risk that OneSteel will decide to compete with BHP in part of this market.

3.3.7 Net proceeds of sale received by Ineligible Overseas Shareholders

Ineligible Overseas Shareholders are not entitled to participate in the transfer of OneSteel Shares. On the Spin-out Date, their OneSteel Shares will be transferred to the Sale Agent who will sell those OneSteel Shares on market within 10 business days of the later of the Listing Date and the Spin-out Date and remit the net proceeds of

sale to Ineligible Overseas Shareholders. There is no guarantee as to the sale price which the Sale Agent will receive or the net proceeds of sale which will be remitted to Ineligible Overseas Shareholders in respect of their OneSteel Shares.

3.4 Other relevant considerations

3.4.1 Financial profile

OneSteel has been established in such a way that it is expected to be financially sound, however, OneSteel will no longer have the financial support or profile associated with being part of the BHP Group. The initial level of debt for OneSteel takes into account its expected strong operational cash flows. For a description of the OneSteel operations refer to Part 4 and for a discussion of the pro forma financial information for OneSteel, refer to Part 5.

Following the Spin-out, BHP will be a marginally smaller company and is likely to have a lower market capitalisation. The Spin-out is not expected to have a material impact on BHP's financial position or its ability to service its debt.

In summary, the BHP Board and BHP management believe that following the Spin-out, each of BHP and OneSteel will be appropriately capitalised and will be viable companies in their own right.

3.4.2 Credit rating

BHP currently has a Standard & Poor's long term credit rating of A- and a short term credit rating of A-2 with a stable outlook. Moody's Investors Service long term credit rating for BHP is A3 and its short term credit rating is P-2 with a stable outlook.

While these credit ratings may change from time to time, BHP does not anticipate that they will change as a result of the Spin-out.

OneSteel has not sought a credit rating and will not have obtained a credit rating from an independent credit rating agency prior to the Spin-out Date. However, the pricing of OneSteel's loan facility (see Part 9.15.2) is generally consistent with that which a BBB rated company might obtain, given the amount and term of the debt, OneSteel being an independent unrated entity and the current market conditions. OneSteel may elect at a later date to seek a credit rating which will assist it in accessing the public debt markets to refinance or supplement debt facilities in place at that time.

3.4.3 Dividends

The BHP Board currently believes that the amount of BHP's dividend payments for the year ending 30 June 2001 will not be affected by the Spin-out. However, dividends post Spin-out have not yet been declared and will be a matter for consideration by the BHP Board at the relevant time.

On 24 May 2000, BHP declared a final unfranked dividend of 26 cents per BHP Share, which was paid on 3 July 2000. The extent to which future BHP dividends will be franked is uncertain, however, the current outlook is for no franking of dividends for the next 12 months. It is anticipated that the BHP Board will declare and pay an interim dividend in respect of the half year ended 31 December 2000 by the end of this calendar year.

The intended dividend policy of OneSteel is to distribute between 70% and 80% of available operating profit after income tax in the form of dividends, with an interim dividend payable in April and final dividend payable in October of each year. However, for the year ending 30 June 2001, OneSteel has indicated that the payout may exceed this range. The level of dividends and franking will ultimately be a matter for the OneSteel Board to determine, having regard to the prevailing circumstances at that time. In addition, the level of dividends and franking are not guaranteed and are subject to a number of factors such as the operating performance and financial position of OneSteel at the relevant time, the amount of Australian income tax paid on earnings in that year and general economic and business conditions affecting OneSteel's business.

Subject to the above, OneSteel has indicated that any dividend payable for the year ending 30 June 2001 will be fully franked.

3.4.4 Ongoing relationships with BHP

As a result of the Spin-out, it is intended that BHP will have no ownership of the OneSteel assets or OneSteel Shares, nor will it have representation on the OneSteel Board. A number of short term supply arrangements between BHP and OneSteel are in place and some long term contractual arrangements exist which mainly relate to the sourcing of gas, electricity and scrap metal. For further details, refer to Part 9.15.

3.4.5 Taxation implications

The return of capital by BHP from its share capital account to Australian resident Fully Paid Shareholders and Partly Paid Shareholders should not be treated (in whole or part) as a dividend for Australian tax purposes. For a more detailed discussion on the tax implications of the Spin-out, refer to Part 8.

3.4.6 Independent Expert's opinion

The BHP Board has commissioned an independent expert, Grant Samuel & Associates, to prepare a report stating whether, in its opinion, the Spin-out is in the best interests of BHP Shareholders. Grant Samuel & Associates has also been requested to give its opinion as to whether the Spin-out is materially prejudicial to creditors of BHP. After considering the various advantages and disadvantages, Grant Samuel & Associates concludes that, on balance, the Spin-out is in the best interests of Fully Paid Shareholders. The report also concludes that the Spin-out does not materially prejudice the interests of creditors of BHP. Refer to Part 12 for the full report.

A summary of Grant Samuel & Associates' key conclusions is as follows:

(a) the Spin-out is essentially neutral as the effective economic interest of BHP Shareholders in the underlying businesses is unchanged;

(b) BHP Shareholders who receive OneSteel shares will have an exposure to the upside potential from improved earnings while preserving the opportunity to obtain a control premium through a takeover at a later date. However, they are forgoing an immediate trade sale;

(c) BHP Shareholders will have flexibility to manage their investment exposure;

(d) the Spin-out should lead to greater management and board focus on each business;

(e) the Spin-out should enable BHP and OneSteel to pursue their operational and strategic objectives and growth opportunities with greater independence and flexibility;

(f) the costs, disadvantages and risks created by the Spin-out are reasonable in the context of the transaction as a whole;

(g) there should be a positive impact on shareholder value in the longer term. However, this may not be achieved in the short term;

(h) the Spin-out should be largely tax neutral for Australian resident Fully Paid Shareholders (except Fully Paid Shareholders who acquired their BHP Shares prior to 20 September 1985);

(i) aggregate dividends payable by BHP and OneSteel may be higher; and

(j) the impact on BHP is not material.

In relation to Partly Paid Shareholders, Grant Samuel & Associates concluded that the issue for Partly Paid Shareholders is whether or not it is better to vote against the Partly Paid Scheme and receive the Reduction Amount in cash immediately, but also possibly pay tax on this amount, or vote in favour of the Partly Paid Scheme and receive the benefit of the Reduction Amount at a later date (when the Partly Paid Shares are paid up) but also defer the tax liability. Grant Samuel & Associates added that the net value effect will depend on each Partly Paid Shareholder's individual circumstances and issues such as tax rates, the timing of payment of the outstanding amounts on their Partly Paid Shares and the timing of the ultimate disposal of the Partly Paid Shares they hold. Some Partly Paid Shareholders will be better off if the Partly Paid Scheme is not approved and others will be better off if it is approved.

3.4.7 Alternatives to the Spin-out

The BHP Board has assessed a number of divestment options relating to the OneSteel businesses. These include an initial public offering of OneSteel Shares and a partial or full trade sale to third parties. The BHP Board believes that the Spin-out will deliver more value to BHP Shareholders compared to the alternatives for divestment for the following reasons:

(a) while there has been strong buyer interest in a number of the individual businesses that comprise OneSteel, the BHP Board concluded that the close inter-relationship between the businesses representing parts of a vertically integrated operation meant that overall value was likely to be reduced by separate sales of individual businesses;

(b) most of the buyers who expressed strong interest in the individual OneSteel businesses did not possess at that time, the

financial capacity, strategic motivation or legal ability to acquire all of the OneSteel businesses. In these circumstances, the BHP Board concluded that it was unlikely that this divestment alternative would maximise shareholder value; and

(c) the proceeds to BHP from an initial public offering to new investors are likely to reflect a discount to the expected market value of OneSteel Shares and may not reflect possible earnings improvements in OneSteel. The BHP Board concluded that the Spin-out offers Fully Paid Shareholders the opportunity to participate in this possible earnings improvement and any future control premium in the event of a takeover without the need for participating BHP Shareholders to outlay any cash for their OneSteel Shares.

3.4.8 Implications if the Spin-out does not proceed

If the Fully Paid Shareholders or the Court do not approve the Spin-out:

(a) the Capital Reduction will not proceed;

(b) Fully Paid Shareholders will not receive OneSteel Shares;

(c) Partly Paid Shareholders will not receive the Reduction Amount or alternatively, have the Reduction Amount applied as an interim call on their Partly Paid Shares;

(d) BHP will continue to own and manage the OneSteel businesses;

(e) the advantages of the Spin-out, as outlined in this Scheme Booklet and which the BHP Board believes will promote increased value for BHP Shareholders, may not be realised. However, the risks and disadvantages of the Spin-out identified by the BHP Board may not arise; and

(f) the BHP Board and management will consider alternatives for divestment of the OneSteel assets. It is the BHP Board's opinion that these alternative proposals will not deliver as much value to BHP Shareholders as the Spin-out.

3

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Information on OneSteel

4.1 Description of OneSteel

4.1.1 Overview

OneSteel is the leading manufacturer of steel long products and the leading distributor of metals in Australia. It manufactures and distributes a wide range of products including structural, rail, rod, bar, wire, pipe and tube products. In addition, OneSteel distributes sheet and coil, piping systems, plate and aluminium products. OneSteel also conducts iron ore and related mining operations as part of the activities of its Whyalla Steelworks business unit.

OneSteel owns 50.01% of the ordinary shares of Steel & Tube Holdings, a listed New Zealand steel distribution company and has an effective 74.5% interest in AJ Forsyth & Company Limited ("**AJ Forsyth**"), a Canadian based steel distribution company. OneSteel also owns 14% of the ordinary shares of Email, a listed Australian company which manufactures appliances and manufactures and distributes a range of metal products.

OneSteel is one of two major Australian steel long products manufacturers. It has the leading position in most of its markets. See figure 1.

OneSteel has four business units: Whyalla Steelworks; Market Mills; Distribution; and Steel & Tube Holdings. OneSteel's organisation structure is outlined in figure 2.

For financial reporting purposes, OneSteel reports its results in three segments: the Manufacturing segment which comprises Whyalla Steelworks and Market Mills; the Australian Distribution segment; and the International Distribution segment which comprises OneSteel's investments in Steel & Tube Holdings and AJ Forsyth (refer to Part 5 for financial information on OneSteel).

As illustrated in figure 3 on page 37, OneSteel supplies steel products to a wide range of industries in Australia, including the construction, manufacturing, mining and agricultural industries. OneSteel also exports certain products to niche markets in North Asia, South East Asia, New Zealand, the US and Europe.

Further information on the major industry segments supplied by OneSteel is provided in Part 4.2.3.

figure 1

Market	Market Position
Structural products	1
Steel rail products	1
Rod and bar products	1
Wire products	1
Reinforcing products	2
Pipe and tube products	1
Metals distribution Australia	1
Metals distribution New Zealand	1

figure 2


OneSteel
Whyalla Steelworks
• Mining operations
• Integrated steelworks
• Structural rolling mills
• Rail products facilities
Market Mills
• Sydney Steel Mill
• Rod mill
• Bar mills
• Wire mills
• Wire ropery
• Pipe and tube mills
Distribution
• 83 OneSteel Distribution sites
• 39 Reinforcing mesh and rebar sites
• 89 METALAND® franchises
Steel and Tube Holdings
• 50.01% shareholding
• 74.5% effective shareholding in AJ Forsyth

figure 3

OneSteel's sales revenue by industry sector[1]
For the 13 months ended 30 June 2000



Residential construction 9%

Export 8%

Other 3%

Agricultural 7%

Mining 10%

Non-residential construction 21%

Engineering construction 23%

Manufacturing 19%

[1]Excludes Steel & Tube Holdings

4.1.2 Business strengths

OneSteel's business strengths are:

(a) leading market positions;

(b) vertically integrated operations;

(c) strong cash flows;

(d) low cost and flexible steel production;

(e) nationwide distribution network;

(f) strong brand names;

(g) history of innovation; and

(h) experienced management team and workforce.

Part 4.3.3 describes these business strengths in more detail.

4.1.3 Strategy

The key elements of OneSteel's strategy are:

(a) being the customers' preferred supplier;

(b) improving operating performance;

(c) optimising the business portfolio;

(d) people providing competitive advantage; and

(e) focussed strategic expansion.

Part 4.3.2 describes OneSteel's strategy in more detail.

4.1.4 Outlook

See Part 5.3.7 for details regarding the outlook for OneSteel.

4.1.5 Summary pro forma financial information

Figure 4 summarises the pro forma historical financial performance of the businesses that comprise OneSteel for the 13 month and 12 month periods ended 30 June 2000 and the years ended 31 May 1999 and 1998 as if the OneSteel Group had been in existence since 1 June 1997. The 12 month period ending 30 June 2000 has been included to facilitate comparison with the 1999 and 1998 results. Full pro forma financial statements with notes are included in Part 5.4 of this Scheme Booklet.

figure 4

Summary pro forma results[1]

$ millions	13 months to 30 June 2000 Audited	12 months to 30 June 2000 Unaudited	12 months to 31 May 1999 Unaudited	12 months to 31 May 1998 Unaudited
Total Revenue	3,217.8	2,976.5	3,292.4	3,622.8
EBITDA[2]	289.0	268.0	265.8	451.2
Depreciation and Amortisation	122.4	112.8	110.7	113.6
EBIT[2]	166.6	155.2	155.1	377.6

Notes:
1. The results for the Newcastle Steelworks, the Sydney wire mill and the Geelong wire mill have been included for 1998 and 1999 only due to the closure of these businesses. In accordance with Australian accounting standards, 100% of Steel & Tube Holdings' and AJ Forsyth's revenue, EBITDA, and EBIT are reflected in OneSteel's pro forma financial results. The above pro forma results have not been adjusted to reflect the dividends which OneSteel may receive from its 14% investment in Email going forward, as this investment was only made in June 2000.
2. Includes cost of receivables securitisation programme.

4

The pro forma financial results have been adjusted in all periods to exclude non-recurring costs and revenues and to illustrate the impact within the disclosure periods of any changes that occurred during the period. However, it should be noted that the financial performance has not been adjusted to reflect OneSteel's revenue and costs as if the business restructure announced in 1997 had been effective from June 1997. Refer to Part 5.1 for details of these adjustments.

4.2 Industry and market background

4.2.1 Introduction

OneSteel supplies the majority of its products to the construction, manufacturing, mining and agricultural industries in Australia.

OneSteel also exports higher value added rod, bar and wire, and some small amounts of slabs, structurals, pipe and tube products to various regions including North Asia, South East Asia, New Zealand, the US and Europe. In the 13 months ended 30 June 2000, exports accounted for approximately 8% of OneSteel's sales revenue. Consequently, OneSteel's financial performance is also related, to a small extent, to the level of economic activity in these regions.

4.2.2 Australian steel industry

(a) Steel production

Steel making capacity in Australia is estimated to be approximately 7.6 million tonnes per annum. In 1999, apparent consumption (production plus imports minus exports) of finished steel product equivalents was 5.62 million tonnes compared to 5.85 million tonnes in 1998 and a record level of 5.90 million tonnes in 1997.

The main Australian steel producers are BHP, OneSteel and Smorgon Steel. See figure 5.

(b) Domestic competitors

OneSteel is the leading manufacturer of steel long products in Australia with an estimated market share of approximately 50%. Smorgon Steel is OneSteel's main domestic competitor in the manufacture of steel long products. Smorgon Steel's current product range includes reinforcing bar and mesh, merchant bar, pipe and tube, grinding media, wire and fencing products. Smorgon Steel was listed on ASX in February 1999. In 1999, Smorgon Steel acquired Australian National Industries Limited (**"ANI"**), a manufacturer and distributor of metals and heavy engineering products, and in 2000, Smorgon Steel also acquired Metalcorp Limited (**"Metalcorp"**), a scrap metal recycling and steel distribution company.

OneSteel is the leading distributor of metals products in Australia with an estimated market share of approximately 30%. In the Australian metals distribution market, OneSteel's competitors include Smorgon Steel, Email Metals, J. Blackwood & Son, Southern Steel Supplies, Coil Steels Group and Capral Aluminium Centres. Email is an independent metals distributor which purchases steel from BHP, OneSteel and Smorgon Steel.

OneSteel owns 14% of the ordinary shares in Email. Email is presently subject to a takeover offer from Smorgon Distribution Limited, a wholly owned subsidiary of Smorgon Steel. Should Smorgon Steel acquire control of Email, this may have adverse implications for OneSteel's business (see Part 4.6.4).

figure 5

Australia's steel making facilities in 1999

Location	Ownership	Type[1]	Capacity[2]	Products
Port Kembla	BHP	BF/OF	5,000	Flat
Whyalla	OneSteel	BF/OF	1,200	Long
Sydney	OneSteel	EAF	525	Long
Melbourne	Smorgon	EAF	650[3]	Long
Newcastle	Smorgon	EAF	250[3]	Speciality

Notes:
1 BF/OF = blast furnace ironmaking and basic oxygen furnace steelmaking; EAF = electric arc furnace steelmaking using scrap feed
2 thousand tonnes per annum
Source: "The Australian Steel Industry in 1999" Dr Peter Ferber, Commonwealth Department of Industry, Science and Resources

(c) Imports

In 1999, steel long products accounted for approximately 20% of all imports of steel products into Australia.

In 1997, imports of steel long products into Australia rose sharply as a result of the economic crisis in Asia. Certain Asian countries, which historically had been net importers of steel became net exporters of steel. The level of imports of steel long products into Australia in 1998 and 1999 was broadly similar to the level of imports in 1997.

In 1999, Asian countries accounted for 52.4% of all imports of steel long products into Australia. Other prominent sources of imports were South Africa and the United Kingdom.

Figure 6 illustrates the origin of imported steel long products.

4.2.3 Market overview

(a) Australian construction industry

OneSteel's operations are highly dependent on the level of activity in the Australian construction industry. In the 13 months ended 30 June 2000, the Australian construction industry accounted for more than half of OneSteel's total sales revenue.

The construction industry engages in three broad areas of activity: engineering construction; non-residential construction; and residential construction. Construction activity is undertaken by both the private and public sectors. The private sector is engaged in all three categories of construction and plays a major role in residential and other building activity. The public sector plays a key role in initiating and undertaking engineering construction activity and building activity relating to health, education and public infrastructure projects such as roads.

A number of factors affect the level of construction activity in Australia, including economic growth, investment expenditure, consumer and business confidence, labour market conditions, demographic factors, factors affecting housing affordability and rental vacancy rates.

(i) Engineering construction

For the 13 months ended 30 June 2000, the engineering construction sector accounted for approximately 23% of OneSteel's sales revenue. The main products supplied by OneSteel to this sector are structural and rail products, reinforcing products, pipe and plate.

The engineering construction sector is mainly engaged in engineering or infrastructure projects such as railways, dams, roads and bridges, major pipelines and electricity and other utilities infrastructure.

Activity levels in the engineering construction sector are driven by both funding levels for infrastructure projects from federal, state, and local governments, as well as general economic conditions (reflected in economic growth and investment spending).

A recognised measure of the level of activity in the engineering construction sector is the value of work done, which has reflected broadly increasing activity in this sector since 1992. The total value of engineering construction works in 1998 was 18% higher than in 1997. The increase was substantially

figure 6

Imports of steel by origin

	1999	1998	1997	1996
Japan	14.0%	14.1%	7.7%	15.5%
Malaysia	12.8%	6.7%	9.1%	3.8%
South Africa	11.2%	14.3%	10.5%	12.0%
United Kingdom	9.7%	11.0%	11.8%	17.4%
Other Asia	25.5%	16.6%	19.9%	24.5%
Other	11.7%	14.9%	27.7%	26.8%
No country details	15.1%	22.5%	13.3%	0.0%
Total Tonnes[1]	**268.9**	**264.8**	**272.2**	**151.8**

Note: 1. In thousands of tonnes
Source: "The Australian Steel Industry in 1999", Dr Peter Ferber, Commonwealth Department of Industry, Science and Resources

figure 7

Quarterly engineering construction activity
$millions (March 1987 to March 2000, at average 1989-90 prices)



Source: Australian Bureau of Statistics

due to the increase in work done for the private sector. Since November 1998, however, the level of activity in this sector has remained steady. See figure 7.

(ii) Non-residential construction

For the 13 months ended 30 June 2000, the non-residential construction sector accounted for approximately 21% of OneSteel's sales revenue. The main products supplied by OneSteel to this sector are structurals, rod, bar, sheet and coil, plate, pipe, tube and reinforcing products.

The non-residential construction sector covers the construction of shops, offices, hotels, factories, hospitals, schools and office buildings. The key markets in the non-residential construction sector include business, retail, industrial and tourism. Economic conditions in these markets determine the level of construction activity in this sector.

The non-residential building sector exhibits cyclical characteristics. Activity tends to be more volatile and cycles tend to be longer in duration than in the residential building sector. In the period from 1993 to March 1999, there was an overall steady increase in non-residential construction activity with a decline in activity emerging in mid 1999.

Non-residential building approvals, a forward indicator for non-residential building activity, fell by over 30% between early 1998 and late 1999. Most of the decline was in entertainment, hotels and public approvals. Since the beginning of 2000, trend approvals are approximately 20% above the low reached in late 1999. The rebound was principally in shops, factories and other businesses.

Non-residential building approvals for offices has remained fairly flat at low levels. See figure 8.

(iii) Residential construction

For the 13 months ended 30 June 2000, the residential construction industry accounted for approximately 9% of OneSteel's sales revenue. OneSteel supplies the same products to this sector as the non-residential construction sector. However, this sector

figure 8

Quarterly non-residential building construction activity
$millions (March 1975 to March 2000, at average 1997-98 prices)



Source: Australian Bureau of Statistics

figure 9

Quarterly residential building construction activity
$millions (March 1975 to March 2000, at average 1997-98 prices)



Source: Australian Bureau of Statistics

uses more reinforcing products and less structural products.

The residential construction sector covers the construction of new houses, flats, apartments and condominiums as well as alterations, additions, improvements, renovations and general house repairs.

The level of activity in the residential construction sector is principally affected by housing affordability (driven by the level of interest rates and established housing prices), labour market conditions, demographic factors and the supply of existing housing. The residential construction sector generally exhibits four to five year growth cycles.

Since June 1996, there has been overall steady growth in residential construction activity. However, the number of dwelling unit approvals, a forward indicator of residential construction activity, peaked in January 2000 and has been declining since then. See figure 9.

(b) Manufacturing industry

For the 13 months ended 30 June 2000, the manufacturing industry accounted for approximately 19% of OneSteel's sales revenue. The main products supplied by OneSteel to this industry are sheet and coil, pipe, tube, plate, rod, bar and wire.

The manufacturing industry is an important sector of the Australian economy, contributing about 12.2% of Australia's gross domestic product in 1999. However, despite significant increases in the value of the manufacturing industry's gross value added, the industry's share of gross domestic product has fallen over the past 20 years from around 18% to its current level.

The main subdivisions by gross value added are machinery and equipment manufacturing, food, beverage and tobacco manufacturing, metal product manufacturing, printing, publishing and recorded media and petroleum, coal, chemical and associated product manufacturing.

Annual Australian manufacturing has grown approximately 6.9% over the last five years (on average 1.3% per annum). In 1999, output growth was 1.3%. See figure 10.

figure 10

Quarterly manufacturing output
$millions (March 1975 to March 2000, at average 1997-98 prices)



Source: Australian Bureau of Statistics

figure 11

Quarterly mining output

$millions (September 1974 to March 2000, at average 1997-98 prices)



Source: Australian Bureau of Statistics

(c) Mining industry

For the 13 months ended 30 June 2000, the mining industry accounted for approximately 10% of OneSteel's sales revenue. The main products supplied by OneSteel to this sector are reinforcing mesh and bar, which is subsequently converted into grinding media and strata support products. Structurals and pipe products are also supplied principally for mining infrastructure development.

The mining industry is Australia's largest export earner. In 1999, it contributed 4.3% of Australia's gross domestic product. The industry includes coal mining, oil and gas extraction, and metal ore mining.

Annual Australian mining output has grown approximately 26.4% over the last five years (on average 4.8% per annum). In 1999, output growth was 3.3%.

A number of very large projects, such as Anaconda Nickel's Murrin Murrin project, BHP's

HBI plant in Port Hedland, WMC's Olympic Dam project, and Pasminco's Century project, resulted in a steep increase in mining capital expenditure in 1996, 1997 and 1998. The level of capital expenditure dropped significantly in 1999 to the same level as in 1992. See figure 11.

(d) Agricultural industry

For the 13 months ended 30 June 2000, the agricultural sector accounted for approximately 7% of OneSteel's sales revenue. The main products supplied by OneSteel to this industry are wire and fence posts.

Commodities produced by the agricultural industry can be divided into crops, livestock slaughterings and livestock products, such as wool, milk and eggs.

Between 1994 and 1999, gross value produced by the agricultural industry rose on average 6.1% per year. In 1999, output growth was 8.4%. See figure 12.

figure 12

Quarterly agriculture output

$millions (March 1975 to March 2000, at average 1997-98 prices)



Source: Australian Bureau of Statistics

4.3 OneSteel business overview

4.3.1 Introduction

In April 1997, BHP announced a strategic review of its portfolio of steel businesses. Among other things, the review recommended the restructuring of BHP Steel's long products activities. The main objective of the restructuring was to create a successful, domestically focussed steel long products business.

The main elements of the restructuring were:

(a) the closure of BHP's Newcastle Steelworks (completed in September 1999), which produced 1.6 million tonnes of steel per annum, to eliminate excess capacity and to avoid the significant capital expenditure which would have otherwise been required to upgrade the facility;

(b) the construction of a billet caster and associated metallurgical facilities at Whyalla Steelworks to position Whyalla Steelworks as a low cost supplier of billets to OneSteel's Market Mills business unit after the closure of the Newcastle Steelworks;

(c) the closure of a rod mill in Geelong; and

(d) the consolidation of wire making facilities which involved the closure of the Sydney wire mill and the upgrade of equipment in Newcastle and Geelong.

Prior to the closure of the Newcastle Steelworks, BHP Steel's long products division produced approximately 3.2 million tonnes of steel per annum. As a result of the restructuring, the businesses that now comprise OneSteel have the capacity to produce approximately 1.7 million tonnes of steel per annum, which more closely matches the current domestic demand for OneSteel's products and will reduce OneSteel's exposure to volatile export markets.

In October 1999, BHP announced its intention to divest certain steel businesses including BHP Steel's long products division, Tubemakers Merchandising, and Structural and Pipeline Products. BHP's 50.01% shareholding in Steel & Tube Holdings and BHP's 14% shareholding in Email were subsequently added to those businesses to form the vertically integrated steel long products group, OneSteel.

Figure 13 illustrates the vertical integration of OneSteel's Australian operations.

4.3.2 Strategy

The key elements of OneSteel's business strategy are to be the customers' preferred supplier, improve operating performance, optimise the business portfolio, ensure OneSteel's people provide a competitive advantage and expand the business through focussed strategic expansion.

figure 13



Vertical integration of OneSteel's Australian operations

Whyalla Steelworks

Iron ore mines → Iron & steel making

Market Mills

Distribution

Mills
• Structurals
• Rails
• Sleepers

Sydney Steel Mill → Product mills[1]
• Rod
• Bar
• Pipe
• Tube

Wire mills
• Wire
• Rope
• Fence posts

• Sheet & Coil[2]
• Steel
• Piping Systems & Aluminium
• METALAND®
• Reinforcing

Engineering construction Non-residential construction Residential construction Manufacturing Mining Agricultural Export

Notes:
1 Coil used to make pipe and tube is sourced from BHP Steel.
2 Sheet, coil and plate is sourced from BHP Steel.

(a) Being the customers' preferred supplier

OneSteel management intends to implement a range of measures aimed at further focussing the business on delivering value to its customers. Initiatives include:

(i) establishing customer driven performance criteria throughout the business;

(ii) restructuring sales and marketing activities to provide a single customer contact point;

(iii) expanding services including inventory management, e-commerce, technical advice and providing improved customer solutions; and

(iv) capitalising on OneSteel's leading market position in metals distribution and direct sales to accelerate the introduction of new products and services.

(b) Improving operating performance

The formation of OneSteel provides significant opportunities to improve operational efficiency. Initiatives being pursued include:

(i) completion of the integration of OneSteel's business units to maximise the profitability of the overall business;

(ii) building on OneSteel's existing competitive cost position through an ongoing cost reduction program;

(iii) improving integrated logistics management to reduce operational complexity, enable better production planning and reduce inventory levels;

(iv) implementing e-commerce initiatives to lower operating and transaction costs; and

(v) establishing shared services to deliver lower cost business support.

(c) Optimising the business portfolio

OneSteel has been formed by bringing together businesses which have historically been managed independently. Initiatives being pursued to reduce costs and capital requirements and improve overall margins by optimising the business portfolio include:

(i) continually reviewing the configuration and loading of manufacturing facilities and operating sites to ensure optimum utilisation;

(ii) reducing OneSteel's fixed asset base by keeping capital spending at levels less than depreciation;

(iii) rationalisation of low margin products and activities;

(iv) pursuing opportunistic export sales when international prices deliver profitable returns; and

(v) changing and challenging existing distribution channels.

(d) People providing competitive advantage

OneSteel has implemented programs aimed at:

(i) aligning employees to customer and business needs;

(ii) driving learning and continuous improvement; and

(iii) rewarding employees for their contributions to the achievements of the total business.

(e) Focussed strategic expansion

OneSteel's expansion strategies include:

(i) active participation in steel industry rationalisation and taking advantage of acquisition opportunities that exist in Australia and New Zealand;

(ii) entering new markets through the development of new applications for existing products;

(iii) pursuing opportunities for long term export sales of selected high value added finished products; and

(iv) a commitment to research and development of new products and services aimed at meeting future customer needs, and acceleration of the commercialisation of patented and unique technologies.

During the past two years, the Australian steel industry has undergone significant structural change which is likely to continue. OneSteel presently owns 14% of Email, which is currently subject to a takeover offer from Smorgon Steel. It was felt appropriate to make this acquisition having regard in particular to the possibility of continued rationalisation of the Australian steel industry. OneSteel has made no decision with respect to taking any action in relation to Email and will continue to actively monitor its position along with any changes to the circumstances prevailing in relation to Email and the Australian steel industry generally. Part 4.6.4 and Part 5.3.7(e) sets out the possible impact on OneSteel if Smorgon Steel is successful in its takeover offer for Email and possible strategic options available to OneSteel.

If OneSteel was to obtain control of Email, BHP has rights to acquire certain parts of both Email's and OneSteel's sheet and coil business (refer to Part 9.15.1 for details).

4.3.3 Business strengths

OneSteel's business strengths are:

(a) Leading market positions

OneSteel is the leading manufacturer of steel long products and the leading distributor of metals in Australia. OneSteel management estimates the market share of the Whyalla Steelworks and Market Mills business units to be approximately 50%. OneSteel management estimates the market share of the Distribution business unit to be approximately 30%. Each of the OneSteel businesses has a strong position in its respective market segment as shown in figure 1 on page 36 and OneSteel has achieved the number one market position in six out of seven domestic market segments in which it competes. In addition, Steel & Tube Holdings is a leading distributor of steel products in New Zealand.

(b) Vertically integrated operations

OneSteel's operations are vertically integrated from the mining of low cost iron ore through to steel production, processing, marketing, sales and distribution of steel products. This vertical integration should create opportunities for OneSteel to expand its existing internal e-commerce business to business applications, reduce costs and should enable OneSteel to maximise its operational efficiency. OneSteel management believes that vertical integration also enhances the successful development and introduction of new products. For example, OneSteel's strong position in the metals distribution market has facilitated the successful penetration of the DURAGAL$^®$ product range into the market.

(c) Strong cash flows

The restructuring undertaken by BHP has positioned OneSteel as a business with the capability to generate strong cash flows. The significant capital expenditure incurred by BHP at OneSteel's Whyalla Steelworks and Market Mills business units in 1998 and 1999 has reduced the ongoing capital expenditure requirements of OneSteel. It is expected that this cash flow will support OneSteel's proposed dividend policy of distributing between 70% and 80% of available operating profit after income tax.

(d) Low cost and flexible steel production

OneSteel is a low cost steel producer with flexible manufacturing capacity. OneSteel's low cost position is derived from its access to low cost iron ore at Whyalla Steelworks and the use of modern electric arc furnace technology at Sydney Steel Mill. The new configuration of OneSteel's steel manufacturing operations provides the company with significant flexibility in manufacturing to manage the cyclical nature of the business. OneSteel management's strategy is to operate Whyalla Steelworks at full capacity and vary production levels as required at Sydney Steel Mill, whose production levels can be varied cost effectively to match market requirements. In addition, OneSteel has some flexibility at Whyalla Steelworks to adjust its product mix between billets, blooms and slabs to take advantage of market opportunities or to access export markets.

(e) Nationwide distribution network

OneSteel has the largest metals distribution network in Australia with a market share, estimated by OneSteel management, of approximately 30%. Distribution has 83 outlets owned by OneSteel and 39 dedicated reinforcing sites nationwide. This is supported by an additional 89 METALAND$^®$ franchised businesses. OneSteel believes that this distribution network in conjunction with OneSteel's direct sales force enables OneSteel to provide superior customer service and delivery.

(f) Strong brand names

OneSteel has strong and well established brand and business names that have high market recognition and contribute to OneSteel's competitive advantage. Examples include 300PLUS$^®$ structurals, 500PLUS$^®$, WARATAH$^®$ wire, DURAGAL$^®$ and METALAND$^®$ distribution centres.

(g) History of innovation

The businesses comprising OneSteel have a history of innovation in product applications, process developments and e-commerce. OneSteel management believes it has a high degree of expertise in new product design and the development of manufacturing processes. For example, OneSteel has developed in-line galvanising for tubulars (DURAGAL$^®$) and galvanising and organic coloured coating for wire, enabling high speed production with controlled coating. OneSteel's wire galvanising technology has been licensed to more than 15 companies operating in several countries including the US, the United Kingdom, Canada, Japan, France and Brazil.

OneSteel has been at the forefront of utilising electronic data interchange ("**EDI**") with its suppliers and customers. OneSteel offers selected customers active vendor managed inventory (VMI®) and customer managed inventory systems (CMI®). OneSteel offers on-line internet product purchasing to selected customers via its internally developed website.

(h) Experienced management team and workforce

OneSteel believes it has a strong and experienced management team at both the corporate and operating levels. OneSteel's Managing Director and Chief Executive Officer, Dr Robert Every, has been a senior BHP Group executive for the past five years, most recently as President of BHP Steel. Dr Every was Managing Director of Tubemakers of Australia prior to its acquisition by BHP in 1996. The management team has a balance of technical, financial, marketing, operational, and strategic management capabilities, with substantial collective experience in all aspects of the steel industry.

OneSteel has a skilled workforce of over 7,000 employees. The workforce has gained significant experience and training through several technical and training agreements with leading international steel manufacturers. This has involved benchmarking and training with some of the world's leading steel and manufacturing companies including Badische Stahl of Germany, Sumitomo of Japan, Bekaert of Belgium and Concast Standard A.G. of Switzerland.

4.3.4 OneSteel business units

The following section provides an overview of OneSteel's four business units: Whyalla Steelworks; Market Mills; Distribution; and Steel & Tube Holdings.

(a) Whyalla Steelworks

(i) Overview

Whyalla Steelworks is located at Whyalla in South Australia. It is an integrated steelworks facility which produces steel from iron ore sourced from mines located approximately 50 kilometres from the steelworks.

Whyalla Steelworks produces steel for a wide range of applications including special bar quality grade steels for uses which include, for example, engineering and automotive applications.

As at 31 July 2000, Whyalla Steelworks had 1,451 employees.

(ii) Products

Whyalla Steelworks manufactures both semi-finished products (billets, blooms and slabs) and finished products (structurals and rail products). Billets are supplied to rolling mills operated by the Market Mills business unit. Blooms and most slabs are converted into structural products (columns, beams, channels and angles) and rail products (steel sleepers and rails). Currently, some slabs are also sold to BHP Steel's Westernport plant for conversion into coil products or are exported.

Whyalla Steelworks also supplies raw materials such as iron ore and dolomite, and by-products, such as coke, to domestic industrial customers including Pasminco, Penrice Soda Products, BHP Steel and various overseas customers.

Figure 14 provides an overview of Whyalla Steelworks' sales revenue by product category.

figure 14

Whyalla Steelworks' sales revenue by product category
For the 13 months ended 30 June 2000



Steel export 21%

Slab domestic 2%

Raw materials and by-products 11%

Billets 22%

Structural and rail products 44%

figure 15

Users and applications of Whyalla Steelworks' products

Product	Industry	Applications
Structural products	Construction and mining	Structural frames for factories, warehouses, commercial buildings, bridges, mining infrastructure and transport equipment
Rail products	Rail	Rails, sleepers and sleeper fasteners
Slab	Export and steel flat products	Hot rolled strip and re-rolling
Billets	Steel long products	Re-rolling

Figure 15 provides a summary of the main applications of Whyalla Steelworks' major products and the industries in which they are used.

Approximately 22% and 10% of Whyalla Steelworks' sales are to OneSteel's Market Mills and Distribution business units respectively. The percentage of sales to the Market Mills business unit is expected to increase when the billet caster becomes fully operational and exports decline further.

(iii) Market position

Whyalla Steelworks' share of the Australian hot rolled structural shapes and steel rail products market is estimated by OneSteel management to be in excess of 80%.

Whyalla Steelworks is the only manufacturer of medium sized hot rolled structural shapes in Australia. Whyalla Steelworks also manufactures some smaller sized hot rolled structural shapes. Smorgon Steel competes in the small structural sections range, whereas imports compete across the full range of Whyalla Steelworks' structural products. There is also indirect competition from substitute products, such as welded steel shapes, structural timber, imported pre-fabricated steel work, concrete construction and other steel products.

Whyalla Steelworks is the sole producer of rails and steel sleepers in Australia. Small volumes of rails are exported. Whyalla Steelworks faces strong competition from international rail manufacturers on domestic tenders for rail supplies. OneSteel believes it has close to a 100% share of the Australian steel sleeper market and an estimated 30%

share of the total sleeper market with the balance of the market currently being supplied by manufacturers of timber and concrete sleepers.

(iv) Sales and distribution

Whyalla Steelworks has a sales team responsible for marketing and sales of rail products, raw materials, by-products and slabs. The rail industry in Australia encompasses a range of operations from mining companies with heavy haul railways to general passenger and freight railway operations in most states.

The Market Mills business unit is responsible for marketing and sales of Whyalla Steelworks' structural products.

(v) Manufacturing and raw materials
Mining

Whyalla Steelworks operates three iron ore mines in the Middleback Ranges located approximately 50 kilometres from Whyalla. At 30 June 2000, the proven and probable haematite ore reserves at the Middleback Ranges mines, which have been independently assessed as meeting JORC standards, were 40.2 million tonnes. These tonnages are sufficient to meet Whyalla Steelworks' production requirements at the current and projected rates of usage until 2019. This assessment allows for the sale of approximately one million tonnes per annum to BHP's facility at Port Kembla in the period through to 2005.

OneSteel management believes that there are a range of options available to extend the supply of local haematite ore from the Middleback Ranges mines to extend Whyalla

Steelworks' ability to meet its production requirements to June 2020 or possibly longer without material capital expenditure or technology developments being required.

In addition, OneSteel will continue to carry out exploratory work on existing deposits in the Middleback Ranges with a view to locating further haematite ore reserves. However, given the extensive exploratory work to date, it is unlikely that OneSteel will discover any major new ore reserves.

The Middleback Ranges also contain large deposits of magnetite. Those magnetite deposits are estimated to be in the region of 62.0 million tonnes of magnetite concentrate. Technologies have been deployed elsewhere in the world to beneficiate similar magnetite ore so that it can be used as a feedstock in steel production. However, deployment of the technologies at Whyalla Steelworks would involve significant capital expenditure together with additional operating costs to upgrade the magnetite for use in the current steel making process. Accordingly, in view of the associated cost of magnetite beneficiation and the level of proven and probable haematite reserves, OneSteel has deferred any detailed examination of the deployment of magnetite beneficiation. Management at Whyalla Steelworks will continue to monitor technological developments in emerging iron making processes that may allow lower ore grades to be economically processed.

OneSteel also operates a dolomite mine, a quartz quarry and a lime sand lease which supply some metallurgical fluxes required in the steel making process.

Mining of iron ore is carried out under a contract with Henry Walker Contracting. Iron ore is transported by rail to Whyalla Steelworks by Australian Southern Railway. Brambles Industrial Services provides a number of contract services related to mining activities, including mining, crushing, and screening of quartz.

Steel making
Iron ore is pelletised at Whyalla Steelworks before being fed into the blast furnace with some lump ore and coke to produce molten iron. There are two coke oven batteries at Whyalla Steelworks. The blast furnace currently produces approximately 1.2 million tonnes of molten iron per annum. It is currently planned to refurbish the blast furnace in 2004 (see Part 4.6.7).

Molten iron is converted into steel in two basic oxygen steel making furnaces. Steel is further refined in secondary metallurgical facilities where alloys are added and the temperature is adjusted in preparation for continuous casting. Molten steel is cast into billets, blooms and slabs.

Blooms and slabs are cast in a combination caster, which has a design capacity of approximately 1.2 million tonnes per annum. The billet caster was commissioned in 1999 and is expected to have accreditation for most grades of steel in the first quarter of calendar 2001. It has a design capacity of approximately 750,000 tonnes per annum.

Structural rolling mill
Whyalla Steelworks operates a structural rolling mill, which converts blooms and slabs into structural products, rails and sleeper bar. Some rails are further processed by hardening for heavy usage railway applications.

Rail products facility
Whyalla Steelworks manufactures steel sleepers from sleeper bar at a facility located adjacent to the Whyalla Steelworks site. Resilient sleeper fasteners are manufactured at Lonsdale in South Australia.

(b) Market Mills
(i) Overview
Market Mills processes billets primarily sourced from Whyalla Steelworks and the Sydney Steel Mill to produce rod, bar and wire products. It also processes steel coil sourced from BHP Steel to manufacture pipe and tube products.

Market Mills operates a steel mini mill in Sydney, a rod mill in Newcastle, bar mills in Sydney, Newcastle and Brisbane, wire mills in Newcastle and Geelong, a rope works in Newcastle and pipe and tube mills in New South Wales, Victoria and Western Australia.

Market Mills has responsibility for managing OneSteel's 50% stake in Bekaert-BHP Steel Cord, which is a joint venture with the Bekaert group of Belgium. Bekaert-BHP Steel Cord manufactures and distributes tyre cord, hose reinforcing wire and bead wire. Bekaert is the

figure 16

Market Mills' sales revenue by product category
For the 13 months ended 30 June 2000



Rod and bar 39%

Wire products 23%

Steel exports 7%

Pipe and tube 31%

leading manufacturer of steel cord and wire worldwide.

As at 31 July 2000, Market Mills had 2,649 employees.

(ii) Products

Market Mills' products are used primarily in the construction, manufacturing and mining industries in Australia.

Figure 16 provides an overview of Market Mills' sales by product category, and figure 17 provides a summary of the main applications of Market Mills' major products and the industries in which they are used.

Approximately 30% of Market Mills' sales are made to OneSteel's Distribution business unit.

(iii) Market position

Market Mills' share of the Australian rod and bar market is estimated by OneSteel management to be approximately 50%. It has a competitive advantage by being able to supply a full range of product dimensions, grades and services. The main domestic competitor in this market is Smorgon Steel. Rod and bar is also imported into Australia. OneSteel sells rod and bar products in certain niche export markets.

Market Mills' share of the Australian wire products market is estimated by OneSteel management to be approximately 70%. Smorgon Steel is the only major domestic competitor for low carbon wire products and

figure 17

Users and applications of Market Mills' products

Product	Industry	Applications
Rod	Construction and manufacturing	Reinforced concrete, welding consumables, wire, automotive components, fastener, chain, tyre bead and cord
Bar	Construction, manufacturing, mining and agricultural	Reinforced concrete, grinding media, automotive components, fence posts, machinery and equipment
Wire	Construction, manufacturing, mining and agricultural	Springs, concrete reinforcing, strand and wire, industrial fine mesh, fence and trellis wires, fence and trellis posts, netting, fasteners, mining rope, telecommunications, shop fittings and shopping trolleys
Pipe	Construction, manufacturing and mining	Oil and gas, reticulation pipe, buildings, fencing, machinery, agricultural instruments and materials handling equipment
Tube	Construction and manufacturing	Furniture, shop fittings, fencing, automotive, and outdoor equipment and buildings

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agricultural wire products. OneSteel management believes that OneSteel's organic coloured wire coating and ultra heavy galvanising technology will allow it to maintain and improve its market position. Organic coloured coating of wire can be used to extend the life of wire and in applications where visibility of the wire is important. OneSteel also sells wire products to certain niche export markets.

Market Mills' share of the Australian pipe and tube market is estimated by OneSteel management to be approximately 55%. Welded Tube Mills, Hills Industries and Palmer Tube Mills (Smorgon Steel) are OneSteel's major domestic competitors in this market. Pipe and tube products are also imported into Australia primarily from Asia. OneSteel has developed a process to produce in-line galvanised open and hollow structural sections. This is a low cost production process that produces high strength and corrosion resistant products. Newly developed open profile sections provide a light weight, high strength and attractive galvanised product for use in the construction and manufacturing industries.

If Smorgon Steel was to gain control of Email, there could be an adverse impact on OneSteel's market position as Smorgon Steel could cause Email to purchase a greater quantity of products from Smorgon Steel in substitution for equivalent products supplied by OneSteel with a consequential impact on the volume of products sold by OneSteel's Market Mills business unit. OneSteel has various options available to it to alleviate, or reduce the impact of these possibilities. More information on these options is set out in Part 5.3.7.

(iv) Sales and distribution

The market development and sales of Market Mills' products and Whyalla Steelworks' structural products is co-ordinated by a team headquartered in Newcastle.

State based sales teams are located in Brisbane, Sydney, Melbourne, Adelaide and Perth. Customer service centres are located at the main manufacturing sites. This enables efficient management of customer enquiries and sales servicing. Technical product managers provide support to customers

regarding the use and processing of Market Mills' products and new product development.

Market Mills' products are sold either by way of direct sales to manufacturers in the automotive, engineering, construction and mining industries or to steel distributors and reinforcing businesses, including OneSteel's Distribution business unit.

A significant proportion of products are sold ex-stock to maintain a competitive advantage against imports.

(v) Manufacturing and raw materials
Steel making

The Sydney Steel Mill is located in western Sydney. It is a modern electric arc furnace mini-mill which was commissioned in 1992. It utilises cold ferrous feed (scrap metal, flat iron or hot briquetted iron) to produce commercial grade billets which are processed at the bar mill onsite or at the rolling mills in Brisbane and Newcastle. Scrap metal is supplied principally by Simsmetal and Metalcorp (Smorgon Steel).

The Sydney Steel Mill meltshop currently has the capacity and approval to produce up to 525,000 tonnes of steel per annum.

Rod and bar mills

Market Mills operates a modern rod mill in Newcastle. Rod is manufactured from billets and is used to produce reinforcing bar and mesh, wire drawing, tyre cord, automotive and engineering applications.

Market Mills operates modern bar mills in Sydney, Newcastle and Brisbane. Billets are processed into different types of bars, such as angles, channels, flats, rounds, Y-bar and small beams.

Wire mills

Market Mills operates recently upgraded wire mills in Newcastle and Geelong and a rope works in Newcastle. Rod supplied by the Newcastle rod mill is drawn into wire and can be subsequently galvanised and/or coated with organic coating.

The Newcastle wire mill has a fence post plant where Y-bar supplied by the Sydney bar mill is cut and shaped into fence posts and then coated. Market Mills also operates a rope works at Newcastle, which manufactures steel wire rope and strand from wire supplied by the Newcastle wire mill. Approximately half the

figure 18

Distribution's sales revenue by product category
For the 13 months ended 30 June 2000



Other 18%

Sheet and coil 17%

Plate, structurals and
merchant bar 19%

Pipe and tube 19%

Reinforcing
products 27%

4

rope works, production is mining rope used in draglines and open cut mining operations.

Pipe and tube mills

Market Mills operates pipe and tube mills in a number of locations. Line pipe, which is used for the conveyance of oil and gas is manufactured at Kembla Grange and Newcastle. Structural pipe, including DURAGAL® hollows, is produced at Somerton and Newcastle. DURAGAL® open profiles are produced at Somerton. Tube manufacture is carried out at mills located at Sunshine, Kembla Grange and Kwinana. Tube processing is carried out at Sunshine and Altona.

Market Mills sources hot rolled, cold rolled and galvanised steel coil from BHP Steel. The steel coil is shaped into pipe and tubular products of various sizes. Most products are painted or galvanised.

(c) Distribution

(i) Overview

The Distribution business unit comprises five divisions that process and distribute a broad range of steel and other metal products.

Four of the divisions, Sheet & Coil, Steel, Piping Systems & Aluminium, and METALAND® comprise the largest metals distribution business in Australia. The fifth division, OneSteel Reinforcing, is a leading processor and distributor of reinforcing mesh and bar and also provides value added services to its customers at major construction sites.

Distribution has 83 outlets owned by OneSteel and 39 dedicated reinforcing sites nationwide. This is supported by an additional 89 METALAND® franchised businesses. It

sources its steel products from a range of manufacturers, including internally from the Whyalla Steelworks and Market Mills business units, and externally from BHP Steel.

As at 31 July 2000, Distribution had 2,278 employees.

(ii) Products

Distribution processes and distributes sheet and coil, plate, structural products, bar, tubulars, aluminium products, piping systems and reinforcing products. OneSteel has the sole licence for Australia, New Zealand, Singapore, Thailand, Malaysia, Indonesia and Papua New Guinea for the BAMTEC® product manufacturing process. The BAMTEC® product reduces construction site installation time and costs for the fixing of reinforcing steel and OneSteel management believes that this will provide a competitive advantage in the concrete construction sector.

Figure 18 provides an overview of Distribution's sales revenue by major product category.

Figure 19 on page 52 provides a summary of the main applications of Distribution's major products and the industries in which they are used.

(iii) Market position

Distribution's share of the Australian metals distribution and reinforcing markets is estimated by OneSteel management to be approximately 30%. OneSteel management believes its large geographic coverage with 83 OneSteel owned distribution outlets and 39 dedicated reinforcing sites nationwide, supported by an additional 89 METALAND® franchised businesses, provides a

figure 19

Users and applications of Distribution's products

Product	Industry	Applications
Sheet and coil	Construction and manufacturing	Metal cabinets, gutters, vessels, roofing and fencing
Plate	Construction and manufacturing	Tanks, pressure vessels and fabricated components
Structural products	Construction, manufacturing and mining	Structural frames for factories, warehouses, commercial buildings, bridges, mining infrastructure and transport equipment
Pipe and tube	Construction and manufacturing	Building components, furniture and fencing
Bar	Construction and manufacturing	Building components, equipment and automotive
Aluminium and fittings & valves	Construction and manufacturing	Boat building, fittings, transport and valves
Reinforcing products	Construction, mining and agricultural	Concrete reinforcement, mining strata control, agricultural and industrial mesh products and reinforcing steel fibres

competitive advantage. In the metals distribution market, OneSteel's main competitors are Smorgon Steel and Email. Distribution's major competitors in the reinforcing market are Smorgon Steel, Neumann Steel and Albion Steel.

(iv) Sales and distribution

The four metals distribution divisions have a sales team organised along geographic lines. Major customers include steel products resellers and end users, such as manufacturers, fabricators, builders, mining companies and the agricultural industry.

Distribution has a comprehensive geographic distribution network. All franchisees trade under the METALAND® brand, are located in diverse areas and buy their products directly from OneSteel's distribution centres. Distribution provides alternative trading and credit arrangements for its customers, including the Metalcard Account facility.

OneSteel Reinforcing services three market segments: the customised segment, the commodity segment and the niche products segment.

OneSteel Reinforcing sells a range of products and value added services, such as engineering detailing, site steel co-ordination, prefabrication and delivery to site, to the customised segment. Demand in the commodity segment consists mainly of mesh products and is serviced ex-stock from OneSteel Reinforcing's branch network. In the niche products segment, OneSteel Reinforcing offers strata control mesh for the mining market as well as mesh and associated products to agricultural and industrial customers.

(v) Manufacturing and raw materials

The metals distribution divisions carry out some processing prior to sale. Steel coils are sourced from BHP Steel and processed into sheet and slit coils. Plate is sourced from BHP Steel in slab, plate, and coil form and processed on plate lines and profile machines. Structural products are sourced from OneSteel's Whyalla Steelworks business unit in standard lengths and are cut and drilled to customer specification. Tubulars are sourced from OneSteel's Market Mills business unit and cut to length on cutting lines. Bar is sourced from the Market Mills business unit in standard bundles and processed on automatic saw lines.

Aluminium products are mainly sourced from Capral Aluminium and offshore.

Seven of OneSteel Reinforcing's 39 sites are major sites, where large volumes of reinforcing bar sourced from the Market Mills

figure 20

Overview of Steel and Tube Holdings' divisions

Division	Description
Steel Distribution and processing	Merchandiser of a comprehensive range of steel and associated products and processor of hot rolled plate and light gauge steel and coil. The division has 19 service centres in New Zealand.
Reinforcing and fabrication	Processor and distributor of reinforcing rod and mesh. The division has seven sites in New Zealand.
Roofing products	Manufacturer and marketer of a range of roll formed steel roofing and cladding products and accessories. The division has seven manufacturing sites in New Zealand.
Metal fasteners	Supplier of a large range of metal fasteners from six locations in New Zealand.
AJ Forsyth	Distributor of steel and associated products in the Canadian provinces of British Columbia and Yukon. AJ Forsyth has seven steel service centres.

business unit are processed to customers' requirements. At four of those sites, reinforcing mesh is manufactured using wire drawn from rod supplied by the Market Mills business unit.

(d) Steel & Tube Holdings

OneSteel owns 50.01% of Steel & Tube Holdings which is listed on the New Zealand Stock Exchange. Steel & Tube Holdings is a leading distributor of steel and allied products in New Zealand. It also owns 51% of AJ Forsyth, which is a Canadian based steel distribution company. The remaining 49% of AJ Forsyth, is owned by OneSteel, giving OneSteel an effective interest in AJ Forsyth of 74.5%.

As at 25 August 2000, Steel & Tube Holdings had a market capitalisation of NZ$130 million.

Figure 20 sets out Steel & Tube Holdings' five divisions.

Steel & Tube Holdings has an estimated market share of 35-40%. Its major competitor is Fletcher Steel, which is a division of Fletcher Challenge Building.

Steel & Tube Holdings has a diverse customer base of 20,000 accounts throughout New Zealand which are predominantly in the construction, manufacturing and agricultural industries.

As at 31 July 2000, Steel & Tube Holdings had 742 employees.

4.3.5 General business considerations

(a) Employees

As at 31 July 2000, OneSteel had 7,211 employees. See figure 21.

The majority of OneSteel's employees are members of various trade unions and are covered by awards and agreements.

There have been few industrial stoppages across the OneSteel businesses over the last three years. The most recent work stoppages (24 hours) occurred in January 2000 in protest against BHP's decision to offer individual contracts to iron ore employees in the Pilbara and occurred across the majority of OneSteel's manufacturing operations.

Generally, any short stoppages that have occurred have been confined to specific locations, related

figure 21

Employees as at 31 July 2000

Business unit	Number of Employees
Whyalla Steelworks	1,451
Market Mills	2,649
Distribution	2,278
Steel & Tube Holdings	742
Head Office	91
Total	**7,211**

to local issues, and were settled by management at the local level.

(b) Facilities

Whyalla and Sydney are the principal steel making locations with processing sites also located in Brisbane, Geelong, Melbourne, Newcastle, Sydney and Whyalla. OneSteel owns the majority of its sites.

OneSteel believes that its facilities, which are of varying ages and types of construction, are generally in good condition, suitable for their present use, and generally have sufficient capacity to meet production requirements for the foreseeable future. As part of its facilities management, Whyalla Steelworks has planned to refurbish its blast furnace in 2004. During this refurbishment period, no steel will be produced at Whyalla Steelworks. To carry the business through this period of approximately 60 days, OneSteel management plans to establish billet stocks and source billets externally.

OneSteel management believes plant reliability is critical to maintaining steel production and distribution levels required to meet market demands and to maintain market share. OneSteel management therefore places high priority on maintaining and improving performance of existing manufacturing facilities, plant and equipment and distribution and logistics systems.

At OneSteel's major production facilities, OneSteel management has in place management programs for the review and assessment of risks associated with plant operations. Condition monitoring, administrative controls and capital expenditure within the limits of a strictly controlled capital expenditure program, are key tools used in the mitigation of risk.

(c) Environment

Ongoing environment management by OneSteel

OneSteel businesses currently operate within the overall BHP environmental management system. After the Spin-out, OneSteel will have its own environmental management system that will reflect its continued focus on sound management of environmental issues.

As part of this commitment to responsible environmental management, the OneSteel Board will receive regular management reports on environmental regulatory issues and on actions and expenditure required to support environmental initiatives, including those actions required to address reasonable community expectations and amendments to the regulatory regime.

Environmental audit

In preparation for the Spin-out, BHP commissioned an environmental audit ("**Audit**") of the major OneSteel sites in Australia by environmental consultants, CH2M Hill Australia Pty Limited ("**CH2M Hill**"). The purpose of this Audit was to independently identify environmental issues associated with each major Australian site and to assess site environmental action plans against the issues identified in the Audit. An Audit report was forwarded to BHP and OneSteel management and their advisers.

The criteria used to identify environmental issues included current legal requirements, adequacy of, and involvement of OneSteel management in, environmental management systems, reasonable community expectations, reasonably anticipated future regulatory requirements, the existence of disclosed and discovered circumstances which may enable an authority to serve any order, notice or direction under any environmental law and the potential for any off-site environmental impacts.

To achieve the objectives of the Audit, a systematic methodology was developed, and then implemented by CH2M Hill in consultation with BHP including the identification of sites for evaluation, relevant environmental issues, preliminary assessment, audit and contaminated site investigations.

The Audit focussed on previously known environmental issues and identification of additional issues relating to those sites with a history of manufacturing activity - namely, the sites at Newcastle (Rod and Bar, Tubemakers, Wire Products, Rope Works and service areas), Whyalla (including its associated mines), Brisbane bar mill, Geelong wire mill, and the former Sydney wire mill. The land at Newcastle on which the primary steelworks operations were situated ("**Newcastle Steelworks Site**"), was not included in the Audit as ownership in the Newcastle Steelworks Site will not be transferred to OneSteel.

Environmental issues identified or confirmed by the Audit included the presence of contaminants in groundwater at the Whyalla Steelworks and the Newcastle sites (Rod and Bar, Tubemakers, Wire Products and service areas) and soil (at the Newcastle, Whyalla and Sydney wire mill sites), and a number of regulatory and environmental management issues. The regulatory and environmental management issues included effluent and stormwater disposal, the provision of upgraded spill containment for storage tanks and the management of other trade waste discharges. These issues are addressed in greater detail below.

OneSteel has developed, or will develop environmental management plans and action plans to address the issues which the Audit has identified at these sites.

Newcastle sites

The primary environmental issue identified by the Audit in respect of the Newcastle sites (Rod and Bar, Tubemakers, Wire Products and service areas) is groundwater contamination arising from historical landfill and operational activities.

On 5 July 1999, the Newcastle Rod and Bar site was included in a notice under section 60 of the Contaminated Land Management Act 1997 (NSW) ("**Section 60 Notice**") as the Rod and Bar site formed part of the same title as the land on which the Newcastle Steelworks site was situated and in respect of which BHP believed that portions of the land were contaminated in such a way as to present a significant risk of harm within the meaning of that Act.

In preparation for the Spin-out, the Rod and Bar site was subdivided from the Newcastle Steelworks site. On 20 June 2000, BHP issued a letter to the NSW EPA advising them of the subdivision and also advised that new environmental data was available. Because of these developments, a further Section 60 Notice was issued with this letter. The second Section 60 Notice established that there was localised contamination by organic compounds including benzene in the estuarine aquifer in the north west corner of the Rod and Bar site, and that further testing would be undertaken to identify the source of the contamination. Further testing has been undertaken by CH2M Hill, which indicates that the benzene contamination is localised in a small area and that the amount of expenditure required to remediate the issue was assessed by OneSteel as not being material.

Sites notified under section 60 may require further testing and monitoring and this may result in remediation activities being required.

The other key environmental items identified by the Audit at the Newcastle sites were:
(i) the ongoing implementation of environmental improvement programs required under current operating licences; (ii) the discharge of effluents and trade wastes, the requirement to connect the sites to the Hunter Water Corporation sewerage system and the costs relating to such connection.

Whyalla

In respect of the Whyalla site, the Audit confirmed the existence of a number of environmental issues. These issues included but are not limited to the requirement to meet more stringent waste water discharge standards for effluent from the blast furnace and the coke ovens within time periods currently agreed with the South Australian EPA. To meet EPA licence requirements, OneSteel will have to install treatment systems to deal with ammonia from the coke ovens discharges and to treat discharges from the blast furnace.

OneSteel management has also planned for works to reduce fugitive dust emissions from the pellet plant at the Whyalla site and to reduce the level of air emissions from the coke ovens. These issues are being addressed by OneSteel management in conjunction with the South Australian EPA and are reflected either in agreements with the EPA or in the site's existing environmental management plans.

The Audit also disclosed a number of issues relating to the removal of asbestos containing materials and areas of soil and groundwater contamination on the Whyalla site. However, these issues are subject to ongoing monitoring and/or control procedures and were assessed by OneSteel not to require any significant attention or expenditure in the short to medium term. They will be addressed by OneSteel as part of the long term site rehabilitation.

Other sites

The material environmental issues at the other OneSteel sites chosen for audit also include the implementation of environmental improvement programs to satisfy current licence requirements, the discharge of effluents and trade waste, localised leaks and spills, localised soil contamination and the upgrading of storage tank spill containment. Again, these issues are to be addressed pursuant to the action plans which OneSteel has developed and is continuing to develop. The Audit identified other non-material environmental issues, including environmental issues identified at formerly owned sites, (eg. regulatory compliance, PCBs, asbestos, site contamination and underground storage tanks) but none of these were assessed to be material.

Environmental expenditure

OneSteel has provisions in its accounts of $3.1 million in respect of current environmental liabilities. In addition, OneSteel management has

4

planned capital expenditure over the next five years of approximately $50 million in total, together with an increase in operating costs of $0.7 million per annum, to address environmental issues.

The OneSteel budget and accounts information relevant to environmental issues management has been reviewed by CH2M Hill which is of the view that OneSteel's budgeted amounts reasonably cover anticipated costs necessary to address current environmental issues identified during the Audit at the Australian examined sites during the next five years. CH2M Hill's view is based on: (i) the results of the Audit, including the range of costs set out in that Audit; (ii) the current Australian regulatory framework; (iii) the documents and information made available by OneSteel and BHP (as appropriate); and (iv) the current economic conditions.

In respect of environmental issues over the long term (that is, beyond five years) the Audit disclosed a number of environmental issues relating to environmental management systems, reasonable community expectations and reasonably anticipated future regulatory requirements. These issues will be addressed through OneSteel's environmental management system and resultant action plans and budgets in the future.

In addition, OneSteel has a provision in its accounts of $5.9 million for mine rehabilitation costs.

Environmental Deed

Pursuant to the Environmental Deed entered into between BHP and OneSteel, OneSteel will be responsible for all environmental liabilities relating to the OneSteel sites, businesses or operations except in certain limited circumstances where BHP has agreed to indemnify OneSteel for liability. In this respect, OneSteel will be liable for environmental liabilities which arise before or after the Spin-out, including liabilities which are presently unforeseen or unquantifiable. Such liabilities if incurred could have a material adverse impact on OneSteel.

BHP has agreed to pay OneSteel an amount of $10 million on the Effective Date and to indemnify OneSteel for certain other potential environmental exposure up to a maximum of $17.5 million for a time limit of four years on the terms and conditions set out in the Environmental Deed. See Part 9.15.1(b) for a description of the Environmental Deed.

There may be other environmental issues not disclosed in the Audit of which CH2M Hill, BHP and OneSteel are not aware. No assurance can be given that changes in environmental laws and regulations, the application of these laws and regulations, or the instigation of third party claims will not have a detrimental effect on OneSteel's operations or financial performance.

(d) Research and development

Use of new technologies is an integral part of OneSteel's strategy. OneSteel's Vice President Technology and Environment is responsible for the management of technological developments within OneSteel.

Technical and engineering groups support all parts of OneSteel's business to allow OneSteel to develop new technologies and to rapidly implement relevant technology improvements developed externally. Examples of successful developments include DURAGAL® galvanised open and hollow sections and galvanised and colour coated wires.

Research activities in most areas rely on external research organisations. Many co-operative ventures exist with universities. These activities are primarily centred on product and manufacturing system development. OneSteel currently co-operates with the Victorian University of Technology, The University of Western Sydney, The University of Sydney and Monash University. Extensive use is also made of the CSIRO and Hatch Engineering for minerals processing research and support.

OneSteel has extensive links with BHP in the areas of iron and steel making research. Agreements are being negotiated to ensure that there remains continued access to these areas of BHP research as well as other BHP research. OneSteel also has extensive international contacts to support its activities, such as technical exchange agreements with Sumitomo, Nippon Steel Corporation, Von Moos, Bekaert, as well as using the services of international technical providers such as Corus and Kobe Steel.

(e) Legal proceedings

The businesses comprising OneSteel have been involved from time to time in various claims and lawsuits incidental to the ordinary course of its business, including claims for damages and commercial disputes relating to its products and services. The OneSteel Group is not currently party to any material legal proceedings nor is it aware of any likely material legal proceedings.

(f) Information technology

Information systems within OneSteel are provided by stable and proven software platforms. The business operates a portfolio of custom written built-for-purpose systems through to widely recognised software suites such as SAP R/3 and JD Edwards. The relationship with Computer Sciences Corporation complements OneSteel's internal systems development and support capability (see Part 9.15.2 for further details).

OneSteel is active in the e-commerce on-line environment. On-line ordering, web based product information and other e-business transactions for the benefit of OneSteel and selected customers have been available for some time. E-commerce and the internet form a core component of the OneSteel systems and business strategy, with OneSteel being an early adopter of now widely accepted forms of e-commerce such as EDI. A portion of OneSteel's internal and external business transactions are carried out electronically, with plans to expand OneSteel's e-commerce capability further in the near future.

4.4 OneSteel Directors and senior management

4.4.1 Board of Directors (figure 22)

The following is a brief biography of OneSteel's Board of Directors:

Peter Smedley - **Chairman**

Mr Smedley is to serve as the chairman of OneSteel. Mr Smedley is currently managing director and chief executive officer of Mayne Nickless and chairman of the Care Australia Corporate Council. Mr Smedley was previously managing director and chief executive officer of the Colonial Group, chairman of the State Bank of New South Wales and an executive director of Shell Australia.

Bernard Carrasco – **Chief Financial Officer**

Mr Carrasco is a director of OneSteel. He is currently the chief financial officer of OneSteel. Prior to joining OneSteel, Mr Carrasco was Vice

President of Finance, BHP Steel. Mr Carrasco has held a number of senior financial and general management positions in the Tubemakers Group in Australia, Asia and South Africa. Mr Carrasco is a director of Steel & Tube Holdings and has previously held a number of directorships within the BHP Group, including Vinidex and North Star BHP Steel.

Dr Eileen Doyle - **Non-Executive Director**

Dr Doyle is to serve as a non-executive director of OneSteel. Dr Doyle is currently chairman of Port Waratah Coal Services and holds directorships with Rail Services Australia, Austrade and Global Modular Housing. Previously, Dr Doyle held senior management roles with CSR Timber Products, BHP Steel and Hunter Water Corporation.

Dr Robert Every - **Managing Director & Chief Executive Officer**

Dr Every is a director of OneSteel. He has been appointed as managing director and chief executive officer of OneSteel. Prior to this, Dr Every was President of BHP Steel. Dr Every was managing director of Tubemakers of Australia at the time it was acquired by BHP and also held the position of managing director of Steel & Tube Holdings. Dr Every also held a number of executive management positions and senior strategic and business development roles in the Tubemakers Group. Dr Every is currently the chairman of Steel & Tube Holdings and previous directorships include North Star BHP Steel (chairman) and Tubemakers of Australia.

Colin Galbraith - **Non-Executive Director**

Mr Galbraith is to serve as a non-executive director of OneSteel. Mr Galbraith is a partner at law firm Arthur, Robinson & Hedderwicks specialising in commercial law. Mr Galbraith is currently a director of Commonwealth Bank of Australia and was previously a director of the Colonial Group.

figure 22

OneSteel Board of Directors

Name	Age	Position
Peter Smedley	57	Chairman - Elect
Bernard Carrasco	57	Executive Director
Eileen Doyle	45	Non Executive Director - Elect
Robert Every	55	Managing Director and Chief Executive Officer
Colin Galbraith	52	Non-Executive Director - Elect
David Meiklejohn	58	Non-Executive Director - Elect
Dean Pritchard	56	Non-Executive Director - Elect
Neville Roach	61	Non-Executive Director - Elect

David Meiklejohn - Non-Executive Director

Mr Meiklejohn is to serve as a non-executive director of OneSteel. Mr Meiklejohn is currently chairman of PaperlinX and Kimberly-Clark Australia. Mr Meiklejohn is also currently a director of Spicers Paper. On 30 June 2000, Mr Meiklejohn retired as chief financial officer of Amcor. His previous directorships include Amcor, the Colonial Group, Treasury Corporation of Victoria and Mayne Nickless.

Dean Pritchard - Non-Executive Director

Mr Pritchard is to serve as a non-executive director of OneSteel. Mr Pritchard is currently chairman of ICS Global and a director of Rail Services Australia. Previously Mr Pritchard was chief executive officer of Baulderstone Hornibrook.

Neville Roach - Non-Executive Director

Mr Roach is to serve as a non-executive director of OneSteel. He is the current chairman and former chief executive officer of Fujitsu Australia. Mr Roach is also deputy chairman of Special Broadcasting Service and a director of NRMA Building Society.

4.4.2 Senior Management (figure 23)

The following is a brief biography of each of the executive officers of OneSteel:

Leo Selleck – President Whyalla Steelworks; BSc

Mr Selleck joined BHP in 1972 and has served in a variety of operating roles and also in the area of environmental and safety management. Mr Selleck has significant experience across the integrated steel making process. He has worked within the Whyalla Steelworks business since 1995 holding the positions of General Manager of steel operations and General Manager of strategic

operations, and has been responsible for Whyalla Steelworks since May 1999.

Geoff Plummer – President Market Mills; BEcon

Mr Plummer has 22 years experience with the BHP Group. Prior to his current role Mr Plummer was President Rod & Bar Products (BHP Steel). He has also served as chief executive officer of the joint venture company Bekaert-BHP Steel Cord and held the positions of President of Australian Logistics Services, BHP Transport and Manager, Operations at BHP wire mills in Sydney and Brisbane.

Bob Moore – President Distribution; DipCivilEng

Mr Moore joined BHP in 1990. Prior to his current role, Mr Moore was President Reinforcing Products. Previously, Mr Moore was General Manager BHP Wire Products and National General Manager of Aquila Steel. Prior to joining BHP, Mr Moore had senior management roles in CSR Readymix. Mr Moore was appointed to his current role in May 2000.

Nick Calavrias – Chief Executive Officer; Steel & Tube Holdings

Mr Calavrias has held the position of chief executive officer of Steel & Tube Holdings since 1991. Prior to this he was managing director of Acorn Pacific Corporation. He has extensive experience in all facets of steel distribution. Mr Calavrias currently has executive responsibility for AJ Forsyth.

Peter Muller - Chief Strategic Officer; BEngMech(Hons)

Mr Muller joined the Tubemakers Group in 1970. He has held numerous operational and senior management roles across the Tubemakers

figure 23

Senior management

Name	Position	Age	Years of service[1]
Robert Every*	Managing Director and Chief Executive Officer	55	16
Bernard Carrasco*	Chief Financial Officer	57	22
Leo Selleck	President Whyalla Steelworks	51	28
Geoffrey Plummer	President Market Mills	44	22
Bob Moore	President Distribution	49	9
Nick Calavrias	CEO Steel & Tube Holdings (NZ)	51	4
Peter Muller	Chief Strategy Officer	47	30
Bill Gately	Vice President Human Resources	39	21

* Refer to Part 4.4.1.
Note: 1. includes years of service with BHP, OneSteel and Tubemakers of Australia.

business, most recently as President of Tubemakers Merchandising. Mr Muller is a director of Steel & Tube Holdings and chairman of the Steel Institute of Australia.

Bill Gately – Vice President Human Resources; BEcon

Mr Gately joined BHP in 1979. He has held a range of human resources and employee relations roles across the steel and minerals operations of BHP.

OneSteel also proposes to appoint a Vice President External Affairs.

4.5 Dividends

The intended dividend policy of OneSteel is to distribute between 70% and 80% of available operating profit after income tax in the form of dividends, with an interim dividend payable in April and final dividend payable in October of each year. However, for the year ending 30 June 2001, OneSteel has indicated that the payout may exceed this range. OneSteel has indicated that credits available in OneSteel's franking, exempting, and foreign dividend accounts will be utilised for those dividends to the maximum extent practicable. Subject to the above and below, OneSteel has indicated that any dividend payable for the year ending 30 June 2001 will be fully franked.

Any profit earned by the businesses owned by OneSteel from 1 July 2000, together with the retained earnings of OneSteel as at that date, will be available for distribution to OneSteel Shareholders post Spin-out.

The declaration of dividends by OneSteel is subject to the discretion of the OneSteel Board. The level of dividends declared by the OneSteel Board, if any, and the extent to which credits in the franking, exempting or the foreign dividend accounts will be utilised for such dividends are subject to a number of factors, including the financial results of OneSteel, the general business environment, ongoing capital expenditure requirements, future cash requirements of OneSteel, any contractual restrictions on the payment of dividends by OneSteel, the taxation position of OneSteel, and any other factors the OneSteel Board may consider relevant.

4.6 Risk factors relating to OneSteel

4.6.1 Cyclical nature of industries

OneSteel's revenues and earnings are sensitive to the level of activity in the Australian construction, manufacturing, mining and agricultural industries and, to a lesser extent, the same industries in Asia, New Zealand, and Canada. The Australian, New Zealand, and Canadian construction industries are highly cyclical in nature and sensitive to a number of factors outside of OneSteel's control, including, among other things, general economic conditions. In particular, the demand for residential building products is significantly influenced by the level of interest rates, dwelling vacancy rates, changes in tax laws impacting the real estate market, demographics and migration rates, real income levels, and the availability of residential financing.

Non-residential construction and civil engineering activity, which tend to be more volatile, reflecting cycles of longer duration than residential construction activity, are strongly influenced by such factors as business sentiment, public spending at the federal and state levels, economic growth, and investment expenditure. While the cyclical activity of the residential, non-residential and civil engineering sectors do not necessarily move in concert, recessionary pressures tend to suppress the level of activity in all three of these sectors at the same time.

No prediction can be made regarding the accuracy, timing, extent, and duration of cycles in the construction, manufacturing, mining and agricultural industries. Any significant or extended downturn in the Australian construction industry could have a material adverse effect on OneSteel's business, results of operations, financial conditions, and prospects.

In addition, many of OneSteel's costs are fixed and OneSteel is therefore not readily able to reduce its costs proportionately during building and construction downturns.

4.6.2 Competition

Competition in the steel long products markets in Australia and in New Zealand is based primarily on price, timely customer service, distribution capabilities, and the ability to provide value adding products and services. Smorgon Steel is OneSteel's main competitor. Smorgon Steel competes with OneSteel in the wholesale market for rod, bar, wire, reinforcing, structural and pipe products, in the lighter sections of the structural products range and in the metals distribution and reinforcing markets.

In most of its markets, OneSteel also faces competition from imports. Historically, OneSteel has been able to sell its products at a price premium to imports due to superior customer service, distribution capabilities, and the ability to provide value adding products and services. There can be no assurances that OneSteel will be able to maintain the above mentioned price premium. In addition, globalisation is resulting in increased competition from fabricated steel for some large engineering projects. The Steel Institute of Australia, of which OneSteel is a member, and the Australian Institute of Steel Construction are working on a campaign to address this situation.

A number of OneSteel's products also compete with other forms of building products. Products that constitute substitution threats to OneSteel's products include high strength concrete, timber, plastics, ferrous castings, and alloys.

A number of organisations like e-Steel and Metalsite have set up or are in the process of developing web-based exchanges for the trading of steel products. OneSteel has existing web-based facilities which enable selected on-line purchasing and inventory programs. It is planning to enhance these and is likely to join BHP Steel in an arrangement with e-Steel to develop further services. However, metal exchanges and on-line trading of steel products could exert downward pressure on prices of some of OneSteel's products due to greater price transparency and the reduced scope to obtain appropriate prices for value added services.

Changes in the steel industry structure (see Part 4.6.4) could also impact on OneSteel's competitive and financial position.

4.6.3 Dependence on key customer and supply relationships

OneSteel relies on various key customer and supplier arrangements in certain of its businesses. The loss or impairment of any of these relationships could have a material adverse effect on OneSteel's results of operations, financial condition and prospects, at least until alternative arrangements could be implemented. In some instances, however, alternative arrangements may not be available or may be less financially advantageous than the current arrangements.

Examples of these key customer and supplier arrangements include OneSteel's customer relationship with Email, OneSteel's customer and supplier relationship with BHP and OneSteel's scrap supply arrangement with BHP and other merchant scrap suppliers (see Part 9.15.1 for details).

4.6.4 Changes in steel industry structure

Smorgon Steel has made a takeover offer for Email. Email is a competitor of OneSteel's Distribution business unit and is also a significant customer of OneSteel's Whyalla Steelworks and Market Mills business units. If Smorgon Steel was to gain control of Email, OneSteel's competitive and financial position could be adversely affected. A combined Smorgon Steel and Email distribution business would result in that group becoming the largest metals distributor in Australia. In addition, if Smorgon Steel controlled Email's distribution business, it could seek to procure that Email purchase a greater quantity of products from Smorgon Steel and from imports in substitution for equivalent products currently supplied by OneSteel. Such action, although uncertain could have an adverse impact on OneSteel's revenues and consequently, its financial performance.

In addition, the Australian steel industry is currently undergoing structural change and rationalisation. In 1999, Smorgon Steel became a publicly listed company on ASX, and acquired ANI (a heavy engineering company and steel distributor). In 2000, Smorgon Steel also acquired Metalcorp (a scrap supplier and metals distributor). The proposed Spin-out of OneSteel itself is also an example of this structural change. Changes to the structural dynamics of the steel industry through acquisitions, joint ventures and other alliances between or by OneSteel, its competitors or other participants in the steel industry could impact on OneSteel's financial performance (both positively and negatively) and its strategic direction.

4.6.5 Uncertainties and impacts with respect to independent company status

Prior to the Spin-out, BHP provided OneSteel with a number of support services, including corporate services such as group accounting, internal audit, treasury, taxation, superannuation, legal and intellectual property, insurance administration, information management and certain group purchasing services.

As part of the Spin-out, OneSteel is replacing these support services with third party contracts and arrangements which are more appropriate for it as a stand-alone independent business. OneSteel is also entering into medium term contracts with BHP for the supply of certain services, such as transport and logistic services. BHP and OneSteel are also formalising contracts relating to the supply of raw materials and finished products. Further information on BHP and OneSteel contractual arrangements is set out in Part 9.15.1.

Whilst management expects that it will be able to complete the arrangement of the replacement services on a cost-effective or commercially appropriate basis, and with minimum delay, there is a risk that the performance of these functions or finalisation of these agreements will be affected during the transition period as new systems and processes are implemented. This could have an adverse impact on OneSteel's financial position.

OneSteel will be much smaller than BHP in terms of its financial size and market capitalisation. On the occurrence of a significant event such as a downturn in the Australian construction industry, the loss of a significant customer or an unforseen liability, OneSteel's financial position may be more significantly or adversely impacted than if it was to remain part of the BHP Group. In such circumstances, the impact on the value of a OneSteel Share may be more significant than the impact on the value of a BHP Share.

4.6.6 Environmental regulations

OneSteel's operations are subject to numerous environmental laws and regulations, the details of which vary depending upon the jurisdiction in which the operation is located. These environmental laws and regulations control the use of land, the erection of buildings and structures on land, the emissions of substances to water, land and the atmosphere, the emission of noise and odours, the treatment and disposal of stormwater and waste water, the storage, use and handling of hazardous materials and chemicals, the generation, treatment and disposal of waste, as well as the investigation and remediation of soil and groundwater contamination.

These laws and regulations also commonly provide that failure to comply or the existence of an offending condition on a person's property regardless of the cause may result in orders being made or proceedings being taken to rectify the

breach or, to cease operation pending rectification or altogether (if rectification is not possible) and for penalties and costs. This may, in time cause certain of OneSteel's operations to cease or be restricted or may require the carrying out of remedial work or the installation of additional equipment at substantial cost. There may also be requirements that third parties, which suffer loss or damage by reason of the breach, be compensated or indemnified. Further, if a breach of these laws or regulations is established, then the person in breach may also be exposed to criminal prosecution and penalty.

No assurances can be given that these laws and regulations or the adoption of new laws and regulations may not have a material adverse effect on OneSteel's operations, financial performance, and prospects.

The Whyalla operations were originally granted a statutory exemption in relation to environmental issues. Section 7 of The Broken Hill Proprietary Company's Steelworks Indenture Act 1958 (SA) effectively provided that BHP and its subsidiaries could not be liable for discharges from the Whyalla Steelworks of effluent into the sea or smoke, dust or gas into the atmosphere or for creating noise, smoke, dust or gas at such works if those discharges were necessary for the efficient operation of the Whyalla Steelworks and were not attributable to the negligence of BHP or its subsidiaries.

In recent years, BHP has worked with the South Australian EPA in developing an environmental management plan to address environmental issues. The exemption has been repealed, with effect from the Spin-out Date, and therefore will not be available to OneSteel. Both BHP and OneSteel will continue to be protected by the exemption for historical practices relevant to section 7 undertaken at Whyalla prior to the effective date of the repeal of the section.

OneSteel will be responsible for all environmental liabilities relating to the OneSteel businesses or operations except in certain limited circumstances where BHP has agreed to indemnify OneSteel for these liabilities. Part 9.15 sets out further details of this indemnity. OneSteel will be liable for environmental liabilities which arise before or after the Spin-out, including liabilities which are presently unforeseen or unquantifiable. Such liabilities, if incurred, could have a material adverse impact on OneSteel.

4

4.6.7 Plant performance and operational risk

The production of iron and steel products involves a number of inherent risks relating to the operation of, in particular, OneSteel's key manufacturing facilities. OneSteel's key manufacturing processes involve the use of energy sources including electricity and gas, the production and movement of liquid metal, the hot rolling and cold forming of steel sections and, at times, complicated logistical processes. Should a significant facility or process failure occur, OneSteel's financial performance may be adversely affected.

The operating campaign of the blast furnace at Whyalla Steelworks has reached approximately 19 years, which is one of the longest operating campaigns in the world. The blast furnace will require refurbishment and OneSteel plans to undertake this refurbishment in 2004. The refurbishment is estimated to take approximately 60 days during which time steel production will cease. OneSteel management intends to stockpile billets and source billets externally to ensure continuity of supply to the Market Mills business unit. OneSteel's financial performance would be adversely affected in the event that an unplanned refurbishment is required to be undertaken earlier than 2004 due to an unforseen event relating to the blast furnace, especially in circumstances where there is an insufficient stockpile of billets at the time of any unforeseen event.

4.6.8 Whyalla mine life

At 30 June 2000, the proven and probable haematite ore reserves at the Middleback Ranges mines, which have been independently assessed as meeting JORC standards, were 40.2 million tonnes. These tonnages are sufficient to meet Whyalla's production requirements at the current rate of 1.9 million tonnes per annum until 2019. This assessment allows for the sale of approximately one million tonnes per annum to BHP's facility at Port Kembla in the period through to 2005. Accordingly, if production requirements cannot be satisfied beyond 2019, OneSteel's financial position may be materially adversely affected. Further details relating to available ore reserves are set out in Part 4.3.4(a).

4.6.9 Adverse impact of currency fluctuations

Fluctuations in the exchange rate of New Zealand dollars for Australian dollars from time to time will affect the value of OneSteel's investment in Steel & Tube Holdings.

OneSteel is also exposed to movements in exchange rates of other currencies against the Australian dollar through its export sales, the competition it faces in the Australian market from imports and the purchase of coal, cold ferrous feed, various operating materials and capital equipment whose purchase price is denominated in, or related to, foreign currencies.

OneSteel may enter into foreign exchange hedging contracts and currency derivatives to mitigate the effect that movements in currency exchange rates may have on its results of operations. Although such contracts can mitigate the effect of short term fluctuations in exchange rates, there can be no effective or complete hedge against currency fluctuations. Such contracts also have their own inherent risks, such as the risk of counterparty default.

4.6.10 Adverse impact of interest rate fluctuations

Fluctuations in interest rates will impact on OneSteel's profitability. From the Effective Date, OneSteel will have obligations under its financing arrangements and will be exposed to the risk of interest rate fluctuations. OneSteel may, from time to time enter into various derivative financial transactions to manage its exposure to interest rate risk, using instruments such as forward interest rate contracts and interest rate swaps (see Part 9.15.2 for further details on OneSteel's financing arrangements).

4.6.11 No prior market for OneSteel shares

Prior to the Spin-out, there has been no public market for OneSteel Shares. There can be no assurance that an active trading market will develop for OneSteel Shares or that OneSteel Shares will trade in the public market subsequent to the Spin-out at a particular level.

The market price of OneSteel's Shares following the Spin-out may be volatile. The risk exists that there may be an imbalance between demand and supply for OneSteel Shares at the time of listing. Other factors such as variations in OneSteel's sales revenue, competition, operating results and cash flows, general market trends in the

Australian and New Zealand economies and, in particular, the Australian and New Zealand construction industries and announcements by OneSteel or its competitors could cause the market price of OneSteel Shares to fluctuate following the Spin-out.

4.6.12 Contracts

OneSteel provides steel products under contract to various external parties in a number of industries including major building contractors and government bodies. It is not uncommon for contracts of this nature and with customers in those industries to include a requirement that OneSteel indemnify the customers concerned and their employees and agents against any loss or liability which they may incur in connection with the performance of the work under the contract by OneSteel. Given the size and nature of such projects and contracts, if a successful claim under such an indemnity was made, and OneSteel's existing insurance arrangements did not cover the liability it could have a material adverse effect on the financial performance of OneSteel.

4.6.13 Product risk

OneSteel maintains an internal risk management process and also follows quality assurance procedures in relation to the manufacture of its materials and products. However, due to the nature of its operations, it is possible that notwithstanding the procedures in place designed to minimise exposure and risks, claims against OneSteel could arise from defects in material or products manufactured and/or supplied by OneSteel. Claims could be made concerning such things as product liability or damage or loss arising from defective material and/or products. If any such claims are determined adversely to OneSteel and, OneSteel's existing insurance arrangements did not cover the liability, it could have a material adverse effect on the financial performance of OneSteel.

4.7 Significant contracts

Part 9.15 sets out details of certain contracts which, in the opinion of the BHP Directors are significant for the continuing operations of OneSteel and which a BHP Shareholder may wish to have details of when making a decision whether to vote in favour of the Spin-out.

In particular, Part 9.15 includes a description of the contracts which facilitate the Spin-out, transitional arrangements and ongoing relationship between BHP and OneSteel. These contracts include:

• the Implementation Deed which provides for the implementation of the Capital Reduction, the Schemes and all other steps necessary to give effect to the Spin-out on the Spin-out Date; and

• the Demerger Deed which deals with transitional and other issues arising in connection with the legal and economic separation of OneSteel from BHP.

4.8 Additional information on OneSteel

Part 7 contains information on proposed OneSteel Share Plans and Part 9 contains other information on OneSteel, principally relating to:

• the OneSteel constitution and other constituent documents: and

• other statutory information.

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Financial Information on OneSteel

5.1 Summary pro forma financial performance

The pro forma financial information set out in this section has been prepared for illustrative purposes only and should be read in conjunction with the pro forma consolidated financial statements in Part 5.4 and the Investigating Accountants' Report set out in Part 11 of this document in order to understand the bases, assumptions, and limitations underlying the information below.

The pro forma results do not purport to represent what the actual results of operations would have been if OneSteel had been operating on a stand-alone basis for each of the financial years presented or to project, or to be used as a basis for projecting, OneSteel's results for any future period.

Historically, BHP's financial period end was 31 May. BHP changed to a 30 June financial period end in the year 2000. OneSteel's pro forma financial statements have been prepared on the basis that OneSteel changed to a 30 June financial period end in the year 2000. The pro forma financial statements for 1999 and 1998 have a 31 May financial period end. Accordingly, the pro forma results have been presented for the 13 months to 30 June 2000 and for the years to 31 May 1999 and 1998. For future reporting purposes, OneSteel's financial period end will be 30 June.

The table below summarises the pro forma results of the businesses that comprise OneSteel for the 13 month and 12 month periods ended 30 June 2000 and the years ended 31 May 1999 and 1998 as if the OneSteel Group had been in existence since 1 June 1997. The 12 month period ended 30 June 2000 has been included to facilitate comparison with the 1999 and 1998 results. Full pro forma consolidated financial statements with notes are presented in Part 5.4.

The pro forma results have been adjusted from those reported by the businesses as part of the BHP Group to:

- exclude gains and losses on the disposal of businesses;

- exclude revenues and costs for all periods of businesses disposed of during the period;

- exclude costs incurred during the periods which were associated with the closure of the Newcastle Steelworks, Sydney wire mill and Geelong rod mill, including redundancies and contract payouts, asset write offs and demolition and rehabilitation costs;

- exclude abnormal costs relating primarily to the restructure of OneSteel's operations announced in June 2000, which will result in the rationalisation of the business structure, including the integration of previously discrete businesses;

- include the estimated costs associated with being an independent listed company;

- include revenues and costs for all periods of businesses acquired during the period;

- eliminate the benefit of any company superannuation contribution holidays enjoyed during the period;

- eliminate any abnormal write down of fixed assets; and

- reflect current accounting policies for all periods.

It should be noted that the pro forma results have not been adjusted to reflect OneSteel's revenue and costs as if the business restructure announced in 1997 (see Part 5.2) had been effective from June 1997. The results for the Newcastle Steelworks, the Sydney wire mill and the Geelong rod mill have been included for 1998 and 1999 only, due to the closure of these businesses. In addition, the pro forma results have not been adjusted to reflect the dividend

Summary pro forma results

$ millions	13 months to 30 June 2000 Audited	12 months to 30 June 2000 Unaudited	12 months to 31 May 1999 Unaudited	12 months to 31 May 1998 Unaudited
Total Revenue	3,217.8	2,976.5	3,292.4	3,622.8
EBITDA[1]	289.0	268.0	265.8	451.2
Depreciation and Amortisation	122.4	112.8	110.7	113.6
EBIT[2]	166.6	155.2	155.1	337.6

Notes:
1 Earnings before interest, tax, depreciation and amortisation
2 Earnings before interest and tax

income which OneSteel would have received had it held its 14% investment in Email in previous periods.

In accordance with Australian accounting standards, 100% of Steel & Tube Holdings' and AJ Forsyth's revenue, EBITDA and EBIT are reflected in OneSteel's pro forma results. Each of these entities have an outside equity interest. The share of EBIT attributable to the outside equity interests is detailed in the pro forma financial statements in Part 5.4.

Historical interest expense and income tax expense have not been shown in the pro forma results as the historic expenses are not indicative of what these expenses would have been had OneSteel been operating as a stand-alone entity, rather than as a subsidiary of BHP. The results do include the cost of OneSteel's receivables securitisation programme. See Part 9.15.2 for more information on OneSteel's loan facility agreement and receivables securitisation programme.

5.2 Restructuring of OneSteel operations

In 1997, BHP announced its intention to restructure its portfolio of steel businesses. The main elements of the restructuring were:

• the closure of the Newcastle Steelworks (completed in September 1999), which had a raw steel making capacity of 1.6 million tonnes per annum, to eliminate excess capacity and to avoid the significant capital expenditure which would otherwise have been required to upgrade the facility.

• the construction of a billet caster and associated metallurgical facilities at the Whyalla Steelworks to position it as a low cost supplier of billets to the Market Mills business unit following the closure of the Newcastle Steelworks;

• the closure of a rod mill in Geelong; and

• the consolidation of wire making facilities which involved the closure of the Sydney wire mill and the upgrade of equipment in Newcastle and Geelong.

A major objective of the restructuring was to reduce the exposure of BHP's steel businesses to export markets and to align production capacity with the size of the domestic market. Prices in export markets tend to be volatile and margins low, when viewed over a "full price cycle". This combined with continued capital expenditure on production capacity to service the export market would not have generated acceptable returns to BHP.

Historically, production for export sales had been undertaken at the Newcastle Steelworks and Whyalla Steelworks. As part of the restructuring, the Newcastle Steelworks was closed and production of slabs for export at the Whyalla Steelworks is now reducing as the billet caster ramps up.

The Newcastle Steelworks had also been the main producer of billets for OneSteel's Market Mills business unit. As part of the restructuring, a billet caster was constructed at the Whyalla Steelworks to enable it to become the main supplier of billets to the Market Mills business unit. To further compensate for the loss of production at the Newcastle Steelworks, billet production has also been increased at the Sydney Steel Mill.

From the end of December 1998 until its closure in September 1999, the Newcastle Steelworks produced approximately 400,000 tonnes of transition billet stock. The transition billet stock was produced in order to provide continuity of billet supply to the Market Mills business unit during commissioning of the billet caster at the Whyalla Steelworks.

The restructuring of OneSteel's steel making operations is expected to be completed in the first quarter of calendar 2001 when the billet caster at the Whyalla Steelworks is expected to have accreditation for most grades of steel.

The restructuring will reduce OneSteel's exposure to low margin export sales, significantly reduce its asset base, and improve its return on capital. It will also remove OneSteel's exposure to the high level of fixed costs and the future capital expenditure requirements of the Newcastle Steelworks.

5.3 Management's discussion and analysis of pro forma results of operations

5.3.1 General

OneSteel is an Australian manufacturer and distributor of steel long products. It manufactures and distributes a wide range of products including structural, rail, rod, bar, wire and pipe and tube products. In addition, OneSteel distributes sheet and coil, piping systems, plate and aluminium products. OneSteel owns 50.01% of the ordinary shares of Steel & Tube Holdings, a listed New Zealand steel distribution company, and has an effective 74.5% stake in AJ Forsyth, a Canadian steel distribution company. OneSteel also owns 14% of the ordinary shares of Email, a listed Australian company which manufactures appliances and manufactures and distributes a range of metal products.

For financial reporting purposes, OneSteel reports its results in three segments: the Manufacturing segment which comprises Whyalla Steelworks and Market Mills; the Australian Distribution segment; and the International Distribution segment which comprises OneSteel's investments in Steel & Tube Holdings and AJ Forsyth.

Although OneSteel has a diversified product portfolio and its sales are spread across several industry sectors, OneSteel's sales revenue and earnings are sensitive to the level of activity in the Australian construction industry, which has tended to be cyclical in nature. Non-residential construction cycles have tended to be longer than residential and engineering construction cycles.

Historically, OneSteel supplied a significant amount of semi-finished products, such as slabs and billets, to export markets. As part of the restructuring of the OneSteel businesses, these export sales have been largely discontinued and OneSteel's export sales now mainly consist of high value rod, bar, and wire and some small amounts of slabs, structurals, pipe and tube products.

Activity in the non-residential sector increased from the end of 1993 until March 1999. Since then, activity in the non-residential sector has declined, however, the number of non-residential building approvals, which is a leading indicator of activity, flattened in the first half of calendar 2000.

Engineering construction activity grew strongly between 1997 and 1998, substantially due to increased activity in the private sector. Since then engineering construction activity has been steady, with growth of 0.9% in 1999.

The level of residential building activity in Australia has been increasing since the end of 1996. However, the number of housing approvals, which is a leading indicator of activity in this sector, peaked in January 2000 and has declined since.

The above-mentioned trends in the construction industry, together with the increased competitive pressure from imports, have had an impact on OneSteel's domestic sales throughout the period of review. OneSteel's profit from export sales has been primarily affected by the large reduction in export sales volumes as a result of the business restructuring and the volatility in international steel prices.

In 1998, export sales contributed significantly to OneSteel's profitability due to buoyant demand and prices. However, in 1999 OneSteel's average export prices decreased by 19.1% and export sales volume declined 21.5% as a result of the Asian economic downturn.

As a result of the business restructuring, the re-configuration of OneSteel's manufacturing operations provides the company with significant flexibility to align the level of production to market demand in a cost effective manner. OneSteel management's strategy is to operate Whyalla Steelworks at full capacity and vary production levels as required at Sydney Steel Mill, whose production levels can be varied cost effectively. Despite this, many of OneSteel's costs are still fixed and it is therefore not readily able to proportionately reduce its costs during construction industry downturns.

5.3.2 Pro forma results of operations

The table below shows the pro forma results of operations of OneSteel by industry segment for the 13 months ended 30 June 2000 and the years ended 30 June 2000, 31 May 1999 and 1998. This discussion should be read in conjunction with the pro forma consolidated financial statements and notes included in Part 5.4 and the Investigating Accountants' Report included in Part 11.

The results for Newcastle Steelworks, Sydney wire mill and the Geelong rod mill have been included in 1999 and 1998 only, due to the closure of these businesses. The results have not been adjusted to reflect OneSteel's revenues and costs as if the business restructure described in Part 5.2 had been effective from June 1997. This would have required making significant assumptions on matters such as:

• the effect on costs of the change in production of billet feed away from Newcastle Steelworks to Whyalla Steelworks and Sydney Steel Mill;

• the effect of changed production volume and mix at Whyalla Steelworks including the elimination of significant slab export revenue;

• the effect of changes in production volumes and costs at the Sydney Steel Mill; and

• the effect of elimination of export rod sales arising from the closure of Newcastle Steelworks.

It should be noted that the assets and liabilities associated with the closed Newcastle Steelworks site do not form part of OneSteel and remain with BHP.

Redundancy costs incurred by the OneSteel businesses were $22.2 million, $11.1 million and $12.2 million in 2000, 1999 and 1998 respectively. The pro forma results for the 13 month and 12 month periods ended 30 June 2000 have been adjusted to exclude the abnormal provision for redundancy costs of $13.3 million that was made in relation to the redundancy programs associated with business restructuring. The remaining redundancy costs of $8.9 million in 2000 and $11.1 million and $12.2 million in 1999 and 1998 respectively have not been treated as abnormal, as they are considered to be ongoing costs of managing the business.

BHP currently provides OneSteel with a number of support services. OneSteel is in the process of replacing these support services through internal appointments and third party arrangements, which are more appropriate for it as a stand-alone

Proforma results by industry segment

$ millions	13 months to 30 June 2000 Audited	12 months to 30 June 2000 Unaudited	12 months to 31 May 1999 Unaudited	12 months to 31 May 1998 Unaudited
Revenue:				
Manufacturing	1,894.4	1,746.2	2,012.6	2,360.0
Australian distribution	1,515.8	1,401.1	1,492.4	1,487.7
International distribution	329.1	305.0	297.4	342.4
Corporate activities	0.1	0.5	0.5	0.8
Inter-segment sales	(521.6)	(476.3)	(510.5)	(568.1)
Total revenue	**3,217.8**	**2,976.5**	**3,292.4**	**3,622.8**
EBITDA:				
Manufacturing	174.0	163.3	128.1	297.4
Australian distribution	103.3	94.2	129.9	139.5
International distribution	33.1	31.0	26.5	35.9
Corporate activities	(21.4)	(20.5)	(18.7)	(21.6)
EBITDA	**289.0**	**268.0**	**265.8**	**451.2**
EBIT:				
Manufacturing	90.3	86.1	54.1	220.4
Australian distribution	74.1	67.0	102.3	111.9
International distribution	24.4	23.0	18.4	28.0
Corporate activities	(22.2)	(20.9)	(19.7)	(22.7)
EBIT	**166.6**	**155.2**	**155.1**	**337.6**

5

business. A discussion of the cost of these services is included in Part 3.2.1. Adjustments have been made to the pro forma results to incorporate these estimated costs as if OneSteel had been operating as an independent listed company for all periods.

5.3.3 OneSteel production and sales

The table below shows total raw steel production and sales volumes for the years ended 30 June 2000 and 31 May 1999 and 1998.

In line with the restructuring objective of eliminating excess capacity, the closure of the

Newcastle Steelworks resulted in raw steel production declining from approximately 3.2 million tonnes in 1998 to approximately 1.4 million tonnes in 2000.

It is anticipated that OneSteel's raw steel production in 2001 will be approximately 1.6 million tonnes and that purchases of flat products from BHP and purchases of other steel and metal products from other suppliers will total approximately 0.9 million tonnes. Export sales are anticipated to continue to decrease significantly.

Steel production and sales (excluding Steel and Tube Holdings)

Thousand Tonnes	12 months to 30 June 2000	12 months to 31 May 1999	12 months to 31 May 1998
Total raw steel production	1,401[1]	2,832	3,200
Total sales	2,662[2]	3,323	3,628
Total export sales	439	955	1,216
Total export sales as percentage of total sales	16.5%	28.7%	33.5%

Notes:
1 Excludes 434,397 tonnes of raw steel produced by the Newcastle Steelworks, which closed in September 1999. 201,299 tonnes of raw steel produced by the Newcastle Steelworks related to the build up of transition billet stock. The remaining amount of transition billet stock as at 30 June 2000 was 145,190 tonnes.
2 The difference between total raw steel production and total sales is mainly due to the supply of flat products by BHP to OneSteel and the purchase of other products for resale. In 2000, this difference is also due to the consumption of transition billet stock.

5.3.4 12 month period ended 30 June 2000 compared to 12 month period ended 31 May 1999

(a) Pro forma consolidated results

Revenue: OneSteel's 2000 revenue of $2,976.5 million represented a $315.9 million, or 9.6%, decrease compared with the 1999 revenue of $3,292.4 million. This was principally due to lower export sales by the Manufacturing segment and lower domestic sales by the Australian Distribution segment.

OneSteel's revenue from export sales in 2000 was $212.5 million. This represented a $197.0 million, or 48.1%, decrease compared with the 1999 revenue from export sales of $409.5 million. In line with the restructuring objectives, OneSteel's export sales volume decreased 54.0% as capacity, and its associated costs, which historically had been used to service the low margin export markets, were eliminated. The average price per tonne of export sales in 2000 was 12.8% higher than in 1999. This was as a result of higher export prices and a more favourable product mix, as low margin products were exited.

OneSteel's revenue from Australian domestic sales in 2000 was $2,445.5 million. This represented a $123.4 million, or 4.8% decrease compared with the 1999 domestic sales revenue of $2,568.9 million. OneSteel's domestic sales volumes decreased 6.1% due primarily to lower sales volumes of structural products resulting from the cyclical downturn in the non-residential construction sector and increased competition from imports. This was partly offset by higher sales volumes of pipe and tube products. The average price of domestic sales per tonne in 1999 increased 1.4% compared with 1999 due mainly to a more favourable product mix.

The International Distribution segment's 2000 sales revenue of $301.1 million represented a $11.4 million, or 3.9%, increase compared with the 1999 sales revenue of $289.7 million.

Other income accounted for $8.7 million and $15.1 million in 2000 and 1999 respectively. Proceeds from sale of property, plant and equipment accounted for $8.7 million and $9.2 million in 2000 and 1999 respectively.

EBITDA: OneSteel's 2000 EBITDA of $268.0 million represented a $2.2 million, or 0.8%, increase compared with the 1999 EBITDA of $265.8 million. A lower EBITDA for the Australian Distribution segment was offset by a higher EBITDA for the Manufacturing segment and the International Distribution segment. The significant reduction in sales, primarily due to the restructuring, was largely offset by the associated cost reductions achieved.

EBIT: OneSteel's 2000 EBIT of $155.2 million represented a $0.1 million, or 0.1% increase compared with the 1999 EBIT of $155.1 million. In both years, depreciation and amortisation were broadly similar.

Pro forma consolidated results

$ millions	12 month period to 30 June 2000	12 month period to 31 May 1999
Revenue		
Domestic sales	2,445.5	2,568.9
Export sales	212.5	409.5
International Distribution sales	301.1	289.7
Proceeds from sale of property, plant and equipment	8.7	9.2
Other income	8.7	15.1
Total	2,976.5	3,292.4
EBITDA	268.0	265.8
EBIT	155.2	155.1
Sales volume (thousand tonnes)[1]		
Domestic	2,223.2	2,368.3
Export	439.3	954.9

Note: 1 Excluding International Distribution

(b) Pro forma results of Manufacturing

Revenue: The Manufacturing segment's 2000 revenue of $1,746.2 million represented a $266.4 million, or 13.2%, decrease compared with the 1999 revenue of $2,012.6 million.

The Manufacturing segment's revenue from export sales in 2000 was $207.2 million. This represented a $198.8 million, or 49.0%, decrease compared with 1999 export sales of $406.0 million.

The Manufacturing segment's export sales volume was 54.3% lower in 2000 than in 1999. This was primarily as a result of the restructuring of the business and more specifically the closure of the Newcastle Steelworks and the associated cessation of billets export, the commissioning of the billet caster at Whyalla Steelworks, which impacted export of slabs, and lower export sales of rod and bar products.

The average price of OneSteel's export sales per tonne in 2000 increased by 11.6% compared with 1999 due to a more favourable product mix and higher prices.

The Manufacturing segment's revenue from domestic sales in 2000 was $1,059.4 million. This represented a $36.8 million, or 3.4%, decrease compared with the 1999 domestic sales of $1,096.2 million. Domestic sales volume was 11.4% lower in 2000 than in 1999. The average price of domestic sales per tonne in 2000 increased 9.1% compared with 1999 due to a more favourable product mix.

Demand was influenced by activity associated with the Olympic Games and the introduction of the GST. However, competition from imports of structurals and rod and bar products increased. This was partially offset by higher sales of pipe and tube products, due to buoyant demand in the oil and gas sector.

EBITDA: The Manufacturing segment's 2000 EBITDA of $163.3 million represented a $35.2 million, or 27.5%, increase compared with the 1999 EBITDA of $128.1 million. In line with the restructuring objectives, the decrease in export and domestic sales revenue was offset by the cost reductions associated with the rationalisation of OneSteel's production facilities.

Pro forma results of Manufacturing

$ millions	12 month period to 30 June 2000	12 month period to 31 May 1999
Revenue		
Domestic sales	1,059.4	1,096.2
Export sales	207.2	406.0
Internal sales	471.0	500.4
Proceeds from sale of property, plant and equipment	5.2	2.2
Other income	3.4	7.8
Total	1,746.2	2,012.6
EBITDA	163.3	128.1
EBIT	86.1	54.1
Sales volume (thousand tonnes)		
Domestic	1,119.4	1,263.6
Export	435.0	951.5

Pro forma results of Australian Distribution

$ millions	12 month period to 30 June 2000	12 month period to 31 May 1999
Revenue		
Domestic sales	1,386.1	1,472.7
Export sales	5.3	3.5
Internal sales	5.3	9.9
Proceeds from sale of property, plant and equipment	2.4	3.1
Other income	2.0	3.2
Total	1,401.1	1,492.4
EBITDA	94.2	129.9
EBIT	67.0	102.3
Sales volume (thousand tonnes)		
Domestic	1,103.8	1,104.7
Export	4.3	3.3

(c) Pro forma results of Australian Distribution

Revenue: The Australian Distribution segment's 2000 revenue of $1,401.1 million represented a $91.3 million, or 6.1%, decrease compared with the 1999 revenue of $1,492.4 million.

Sales in 2000 were lower due to the absence of large projects in that year and lower prices for reinforcing products, together with the impact of a decline in mining activity and the effect of increased import competition on sales of plate and structural products. These factors were partially offset by higher sales volumes of reinforcing products and higher sales of sheet and coil products due to the strength of demand in the residential construction sector.

EBITDA: The Australian Distribution segment's 2000 EBITDA of $94.2 million represented a $35.7 million, or 27.5%, decrease compared with the 1999 EBITDA of $129.9 million. This was mainly due to lower prices for reinforcing products resulting from increased competition.

(d) Pro forma results of International Distribution

Revenue: The International Distribution segment's 2000 revenue of $305.0 million represented a $7.6 million, or 2.6%, increase compared with the 1999 revenue of $297.4 million. This result was achieved despite the value of the New Zealand dollar decreasing 5.5% against the Australian dollar during this period.

Sales for Steel and Tube Holdings' Steel Distribution and Roofing divisions and AJ Forsyth were higher. Sales to the agricultural sector increased as a result of farmers benefiting from a better growing season and higher prices for their products. Offsetting this, sales for Steel and Tube Holdings' Reinforcing Products division continued to be affected by reduced volumes and lower prices as a result of ongoing subdued activity in the construction sector.

EBITDA: The International Distribution segment's 2000 EBITDA of $31.0 million represented a $4.5 million, or 17.0%, increase compared with the 1999 EBITDA of $26.5 million.

Pro forma results of International Distribution

$ millions	12 month period to 30 June 2000	12 month period to 31 May 1999
Revenue		
Sales	301.1	289.7
Proceeds from sale of property, plant and equipment	1.1	4.1
Other income	2.8	3.6
Total	305.0	297.4
EBITDA	31.0	26.5
EBIT	23.0	18.4

5.3.5 12 month period ended 31 May 1999 compared to 12 month period ended 31 May 1998

(a) Pro forma consolidated results

Revenue: OneSteel's 1999 revenue of $3,292.4 million represented a $330.4 million, or 9.1%, decrease compared with the 1998 revenue of $3,622.8 million. This decrease was primarily attributable to reduced revenue for the Manufacturing segment due to reduced export sales volumes and prices, as a result of the economic downturn in Asia. The Manufacturing segment's revenue was also impacted by the build up of approximately 140,000 tonnes of transition billet stock in 1999 and the loss of sales to a major US customer. Domestic sales volumes were also marginally lower than in the previous year.

OneSteel's revenue from export sales in 1999 of $409.5 million was severely impacted by volatility in export markets. This represented a $235.2 million, or 36.5%, decrease compared with the 1998 revenue from export sales of $644.7 million. OneSteel's export sales volume decreased 21.5%. The average price per tonne of export sales in 1999 was 19.1% lower than in 1998.

OneSteel's revenue from Australian domestic sales in 1999 was $2,568.9 million. This represented a $42.7 million, or 1.6%, decrease compared with the 1998 revenue from domestic sales of $2,611.6 million. OneSteel's domestic sales volume decreased 1.8%. The average price of domestic sales per tonne in 1999 increased 0.2% compared with 1998.

The International Distribution segment's 1999 sales revenue of $289.7 million represented a $47.3 million, or 14.0%, decrease compared with the 1998 sales revenue of $337.0 million.

Other income accounted for $15.1 million and $15.0 million in 1999 and 1998 respectively. Proceeds from sale of property, plant and equipment accounted for $9.2 million and $14.5 million in 1999 and 1998 respectively.

EBITDA: OneSteel's 1999 EBITDA of $265.8 million represented a $185.4 million, or 41.1%, decrease compared with the 1998 EBITDA of $451.2 million.

Strong export volumes and high prices influenced the 1998 EBITDA result. Both factors were reversed in 1999 due to the Asian crisis and the downward trend in export prices. Sales volumes were also slightly lower in the Australian and New Zealand domestic markets.

The lower export prices in 1999 had a $96.6 million negative impact on the 1999 EBITDA compared with the 1998 EBITDA. The reduction in volume also resulted in an overall increase in average production cost per tonne of steel.

EBIT: OneSteel's 1999 EBIT of $155.1 million represented a $182.5 million, or 54.1%, decrease compared with the 1998 EBIT of $337.6 million. In both years, depreciation and amortisation were broadly similar.

Pro forma consolidated results

$ millions	12 month period to 31 May 1999	12 month period to 31 May 1998
Revenue		
Domestic sales	2,568.9	2,611.6
Export sales	409.5	644.7
International Distribution sales	289.7	337.0
Proceeds from sale of property, plant and equipment	9.2	14.5
Other income	15.1	15.0
Total	3,292.4	3,622.8
EBITDA	265.8	451.2
EBIT	155.1	337.6
Sales volume (thousand tonnes)[1]		
Domestic	2,368.3	2,411.6
Export	954.9	1,216.4

Note: 1 Excluding International Distribution

(b) Pro forma results of Manufacturing

Revenue: The Manufacturing segment's 1999 revenue of $2,012.6 million represented a $347.4 million, or 14.7%, decrease compared with the 1998 revenue of $2,360.0 million.

The Manufacturing segment's revenue from export sales in 1999 was $406.0 million. This represented a $234.6 million, or 36.6%, decrease compared with 1998 export sales of $640.6 million. The Manufacturing segment's export sales volume was 21.3% lower in 1999 than in 1998. The average price of export sales per tonne in 1999 decreased by 19.5% compared with 1998. The decrease in export sales was primarily due to the economic downturn in Asia, together with the loss of sales to a major US customer that was taken over by a US steel producer and the diversion of production capacity towards the build up of transition billet stocks. These factors resulted in lower exports of slabs, billets, and rod and bar products. The decrease in export sales revenue in 1999 was compounded by the high level of export prices in 1998.

The Manufacturing segment's revenue from domestic sales in 1999 was $1,096.2 million. This represented a $44.7 million, or 3.9%, decrease compared with the 1998 domestic sales of $1,140.9 million. The Manufacturing segment's domestic sales volume was 2.1% lower in 1999 than in 1998. The average price of domestic sales per tonne in 1999 decreased by 1.9% compared with 1998.

The reduced domestic sales were primarily a result of lower sales of wire and pipe and tube products, which were partially offset by higher sales of rod and bar products. Sales of wire products were impacted by increased competition of imports as a result of the economic crisis in Asia and lower rural commodity prices, which impacted demand from the agricultural sector. Sales of pipe and tube products were impacted by increased competition from imports as a result of the economic crisis in Asia. This was exacerbated by the introduction by competitors of substitute products.

EBITDA: The Manufacturing segment's 1999 EBITDA of $128.1 million represented a $169.3 million, or 56.9%, decrease compared with the 1998 EBITDA of $297.4 million. This decrease was primarily attributable to lower export sales revenue of slabs, billets and rod and bar products. The lower export prices in 1999 had a $98.1 million negative impact on the 1999 EBITDA compared with the 1998 EBITDA.

Overhead costs in 1999 decreased $10.9 million, or 15.7% compared with 1998. This was due to reduced support services for Newcastle Steelworks prior to closure and ongoing reductions in overhead costs.

Pro forma results of Manufacturing

$ millions	12 month period to 31 May 1999	12 month period to 31 May 1998
Revenue		
Domestic sales	1,096.2	1,140.9
Export sales	406.0	640.6
Internal sales	500.4	559.6
Proceeds from sale of property, plant and equipment	2.2	9.8
Other income	7.8	9.1
Total	2,012.6	2,360.0
EBITDA	128.1	297.4
EBIT	54.1	220.4
Sales volume (thousand tonnes)		
Domestic	1,263.6	1,290.1
Export	951.5	1,209.4

Pro forma results of Australian Distribution

$ millions	12 month period to 31 May 1999	12 month period to 31 May 1998
Revenue		
Domestic sales	1,472.7	1,470.7
Export sales	3.5	4.1
Internal sales	9.9	8.2
Proceeds from sale of property, plant and equipment	3.1	2.9
Other income	3.2	1.8
Total	1,492.4	1,487.7
EBITDA	129.9	139.5
EBIT	102.3	111.9
Sales volume (thousand tonnes)		
Domestic	1,104.7	1,121.5
Export	3.3	7.0

(c) Pro forma results of Australian Distribution

Revenue: The Australian Distribution segment's 1999 revenue of $1,492.4 million represented a $4.7 million, or 0.3%, increase compared with the 1998 revenue of $1,487.7 million. The increase was primarily due to higher project related sales associated with increased activity in the mining industry, partly offset by lower prices for reinforcing products.

EBITDA: The Australian Distribution segment's 1999 EBITDA of $129.9 million represented a $9.6 million, or 6.9%, decrease compared with the 1998 EBITDA of $139.5 million. This decrease was primarily attributable to lower sales volumes and prices for reinforcing products.

(d) Pro forma results of International Distribution

Revenue: The International Distribution segment's 1999 revenue of $297.4 million represented a $45.0 million, or 13.1%, decrease compared with the 1998 revenue of $342.4 million. This decrease was mainly attributable to the weak state of the New Zealand economy, difficult trading conditions in Canada, as well as increased price competition brought about by a surplus of steel production capacity in Asia. Furthermore, between 1998 and 1999, the value of the New Zealand dollar decreased 2.5% against the Australian dollar.

EBITDA: The International Distribution segment's 1999 EBITDA of $26.5 million represented a $9.4 million, or 26.2%, decrease compared with the 1998 revenue of $35.9 million. This was as a result of lower sales.

Pro forma results of International Distribution

$ millions	12 month period to 31 May 1999	12 month period to 31 May 1998
Revenue		
Sales	289.7	337.0
Proceeds from sale of property, plant and equipment	4.1	1.6
Other income	3.6	3.8
Total	297.4	342.4
EBITDA	26.5	35.9
EBIT	18.4	28.0

5.3.6 Pro forma cash flow statement

The following table sets out OneSteel's pro forma cash flows from operating and investing activities before borrowing costs and income tax paid.

(a) Working capital

During 2000, working capital decreased due to continued reduction of inventories, particularly in the Australian Distribution segment. Stock reduction programs continued to improve stock turns and holdings. Increased creditor balances were partly offset by an increase in receivables.

During 1999, working capital requirements decreased in all of OneSteel's industry segments. The largest reduction in working capital requirements occurred in the Australian Distribution segment. This was a result of reductions in inventory due to CMI® and VMI® initiatives and significant reductions in receivables due to lower export sales.

The increase in working capital in 1998 was primarily driven by the Manufacturing segment and was the result of high export sales and extended credit terms for sales to the United States and Europe. Inventory levels also increased due to the timing of coal shipments, higher production levels and the transfer of refractory stocks to the Whyalla Steelworks. This was partially offset by an increase in trade creditors.

(b) Capital expenditure

Capital expenditure in 1998 and 1999 included major restructuring costs such as the construction of the billet caster and a waste gas system for the pellet plant at the Whyalla Steelworks and the consolidation of the wire mill facilities in Newcastle and Geelong. Capital expenditure was low in 2000 due the absence of large capital expenditure projects.

(c) Investment expenditure

Investment expenditure in the 13 month period ended 30 June 2000 related to the acquisition of OneSteel's 14% stake in Email in June 2000.

Pro forma cash flow summary

$ millions	13 months to 30 June 2000	12 months to 30 June 2000	12 months to 31 May 1999	12 months to 31 May 1998
Cash flows from operating activities:				
EBITDA[1]	289.9	265.5	264.1	446.0
Working capital movement[2]	5.0	31.9	98.3	(37.9)
Net cash provided by operating activities before borrowing costs and income tax paid	**294.9**	**297.4**	**362.4**	**408.1**
Cash flows from investing activities:				
Capital expenditure	(51.2)	(46.0)	(158.8)	(140.7)
Investment expenditure	(121.6)	(121.6)		
Proceeds from sale of property, plant and equipment	8.7	8.7	9.2	14.5
Net cash used in investing activities	**(164.1)**	**(158.9)**	**(149.6)**	**(126.2)**
Net cash flow before borrowing costs, tax and financing activities	**130.8**	**138.5**	**212.8**	**281.9**

Notes:
1 Adjusted to exclude profit/loss on sale and writedown of non-current assets
2 Includes movement in provisions

5.3.7 Outlook

While OneSteel's management has available to it financial budgets pursuant to which it is able to assess generally the prospects of the OneSteel businesses, financial forecasts have not been developed that are suitable for disclosure in this Scheme Booklet.

The assessment of the historical performance of the OneSteel businesses is impacted by the significant restructuring by BHP of its steel businesses over the last three years, particularly the closure of BHP's Newcastle Steelworks in September 1999 and changes to the product mix and the ramp up of the billet caster at Whyalla Steelworks. Part 5.1 sets out a number of significant adjustments and assumptions that have been made in preparing OneSteel's historical pro forma results. The anticipated benefit of this restructuring on the results of OneSteel is not likely to be fully reflected in OneSteel's results until at least financial year 2002.

In addition, the steel industry is undergoing continuing structural change through the impact of Smorgon Steel's acquisitions of ANI and Metalcorp together with the Spin-out itself. The future ownership and control of Email is uncertain and the impact of any change in control of Email is potentially significant and difficult to assess.

OneSteel's management team has only relatively recently been established and the proposed chairman and non-executive OneSteel Directors will not be appointed until the Listing Date. While OneSteel's strategy is contained in Part 4.3 of this Scheme Booklet, this strategy may require further refinement after the listing of OneSteel and appointment of the non-executive OneSteel Directors, as the internal restructuring is completed and its full effect is realised and the impact of the broader steel industry restructuring (including any potential developments in relation to Email) becomes more certain.

Part 4.6 sets out various risks that may also impact on OneSteel's businesses and financial performance, including its prospects.

Given these uncertainties, it is not considered appropriate by BHP to include financial forecasts in this Scheme Booklet.

The outlook for the OneSteel businesses set out below is general and based on the present intentions and strategy of OneSteel management which may be subject to change. No representation or warranty is given that the occurrence of the events expressed or implied in the statements referred to below will actually occur.

(a) Industry outlook

Activity in the Australian engineering construction sector is expected to decline in the 2001 financial year, remain flat in 2002, and recover in the following years. Activity in the Australian non-residential construction sector is expected to decline in the 2001 financial year and recover moderately in the following years. Activity in the Australian residential construction sector is expected to decline in the 2001 and 2002 financial years and to recover in the following years.

Activity in the manufacturing and the mining industries is expected to remain relatively stable, while the agricultural industry is expected to decline in the next three years.

(b) Sales outlook

Revenue in the 2001 financial year is expected to decrease as a result of reduced activity in the Australian construction sector. Revenue is also expected to decrease as a result of OneSteel's strategy to continue to reduce exposure to export markets.

OneSteel's average sales price per tonne is expected to continue to improve as a result of changes in product mix as was the case in the 2000 financial year. Part of OneSteel's strategy is to rationalise its product range in some of its manufacturing areas in order to improve overall margins. Continued reduction of export sales may also improve OneSteel's average sales price.

A recovery of the Asian economies and a continued lower exchange rate of the Australian dollar against other currencies, if they occur, may ease the pricing pressure associated with competition from imports of steel products from Asia.

OneSteel is the only manufacturer of rails in Australia. It is well positioned to win contracts for large rail projects, which are currently being considered.

(c) Cost initiatives

During the commissioning phase of the billet caster at the Whyalla Steelworks, 400,000 tonnes of transition billet stock is being used as feed for the Market Mills business unit. The billet caster at the Whyalla Steelworks is expected to have accreditation for most grades of steel in the first quarter of calendar year 2001. It is expected that the resulting improved utilisation of the Whyalla Steelworks will favourably impact average production costs.

A key element of OneSteel's strategy is to increase its operating efficiency and reduce costs. It is anticipated that improved business performance, process efficiency and significant cost reductions can be achieved by increasing integration between OneSteel's production, processing, distribution and sales functions.

Part of OneSteel's strategy also includes the consolidation of business support functions, such as finance, human resources and sales and marketing, through implementation of shared service strategies. In June 2000, OneSteel provided for abnormal redundancy costs of approximately $13.3 million associated with business restructuring which will occur in the second half of calendar 2000. Purchasing and greater use of e-commerce business-to-business transactions have also been identified as areas where cost savings could be achievable.

OneSteel's strategy of rationalisation of the product range in order to improve overall margins is expected to reduce operational complexity, enable improved production planning and increase productivity due to reduced set-up times.

OneSteel's cost initiatives may offset the expected decline in revenue in the 2001 financial year. The results for 2002 are expected to further benefit from these cost initiatives, reflecting their full year impact, and additional cost savings envisaged as part of OneSteel's strategy.

(d) Cash flow initiatives

The above mentioned cost initiatives are expected to impact OneSteel's future cash flow. Strategies relating to capital expenditure and working capital are also being progressed to further enhance cash generation.

It is anticipated that OneSteel's capital expenditure requirements will be less than its depreciation for the next five years and that those requirements will be met from operating cash flows. This includes the refurbishment of the blast furnace at Whyalla Steelworks, which is scheduled to take place in 2004.

Part of OneSteel's strategy includes the reduction of working capital requirements through improved logistics management. It is expected that the rationalisation of OneSteel's product range may also lead to improved stock turnover and lower inventory levels.

Although many of OneSteel's strategies are aimed at delivering additional cash through the reduction of working capital, OneSteel believes it will continue to have sufficient working capital to carry out its businesses. In addition, OneSteel will be able to draw down funds under a working capital facility (see Part 9.15.2(j)) to counter the fluctuations in working capital that typically occur.

(e) Competitive environment

The steel industry in which OneSteel operates is undergoing structural change and rationalisation (see Parts 4.2.2, 4.6.2 and 4.6.4). Changes to the competitive environment of the steel industry through acquisitions, joint ventures and other strategic alliances between participants in the industry could impact on OneSteel's financial performance.

On 19 April 2000, Smorgon Steel announced that it would make a takeover offer for Email. Should Smorgon Steel gain control of Email, Smorgon Steel would become the largest steel distributor in Australia. Smorgon Steel would then be in a position to procure the purchase by Email of a greater quantity of products from Smorgon Steel in substitution for products currently supplied by OneSteel. Smorgon Steel would also be able to directly influence the purchasing patterns of Email, a significant customer of OneSteel. The impact of these occurrences, while uncertain, could have an adverse effect on OneSteel's financial performance.

OneSteel has a range of options available to it when assessing what action to take in relation to its shareholding in Email and possible actions by Smorgon Steel. Available options include sales and marketing and other strategic initiatives such as making a takeover offer itself. OneSteel would need to obtain additional funding for any such offer.

5.4 Pro forma consolidated financial statements

OneSteel Group

Pro forma consolidated balance sheet as at 30 June 2000

	Note	30 June 2000 $m
Current assets		
Cash		16.7
Receivables	6	348.1
Inventories	7	596.2
Other	8	10.4
Total current assets		**971.4**
Non-current assets		
Investments	9	130.6
Inventories	10	11.8
Property, plant and equipment	11	1,245.2
Intangibles	12	205.0
Other	13	64.4
Total non-current assets		**1,657.0**
Total assets		**2,628.4**
Current liabilities		
Accounts payable	14	275.8
Borrowings	15	38.0
Provisions	16	117.1
Total current liabilities		**430.9**
Non-current liabilities		
Borrowings	17	835.9
Provisions	18	199.1
Total non-current liabilities		**1,035.0**
Total liabilities		**1,465.9**
Net assets		**1,162.5**
Shareholders' equity		
Share capital	19	992.4
Retained profits	20	122.9
Shareholders' equity attributable to ordinary shareholders		1,115.3
Outside equity interests in controlled entities	21	47.2
		1,162.5

The accompanying notes form part of these pro forma consolidated financial statements.

OneSteel Group

Pro forma consolidated profit and loss statement for the periods ended 30 June 2000

	Note	13 months to 30 June 2000 $m	12 months to 31 May 1999 $m	12 months to 31 May 1998 $m
Revenue from operating activities	2	3,199.9	3,268.1	3,593.3
Other revenue	2	17.9	24.3	29.5
Total revenue		**3,217.8**	**3,292.4**	**3,622.8**
Operating expenses and cost of sales		2,928.8	3,026.6	3,171.6
Operating profit before depreciation, amortisation and borrowing costs (EBITDA)	3	**289.0**	**265.8**	**451.2**
Depreciation and amortisation	4	122.4	110.7	113.6
Operating profit before borrowing costs and income tax (EBIT)	5	**166.6**	**155.1**	**337.6**
Outside equity interest share of EBIT		10.6	8.5	12.5

The accompanying notes form part of these pro forma consolidated financial statements.

OneSteel Group

Pro forma consolidated statement of operating and investing cash flows for the periods ended 30 June 2000

	Note	13 months to 30 June 2000 $m	12 months to 31 May 1999 $m	12 months to 31 May 1998 $m
Inflows/(Outflows)				
Cash flows related to operating activities				
Receipts from customers		3,186.9	3,373.1	3,568.8
Payments to suppliers		(2,892.0)	(3,010.7)	(3,160.7)
Net operating cash flows before borrowing costs and income tax	22(a)	**294.9**	**362.4**	**408.1**
Cash flows related to investing activities				
Purchases of property, plant and equipment		(51.2)	(158.8)	(140.7)
Proceeds from sale of property, plant and equipment		8.7	9.2	14.5
Payments for investments	22(b)	(121.6)	-	-
Net investing cash flows		**(164.1)**	**(149.6)**	**(126.2)**
Net operating and investing cash flows before borrowing costs and income tax		**130.8**	**212.8**	**281.9**

The accompanying notes form part of these pro forma consolidated financial statements.

OneSteel Group

Notes to the pro forma consolidated financial
statements for the period ended 30 June 2000

Note 1. Statement of significant accounting policies

Basis of accounting

The pro forma consolidated financial statements
("**Financial Statements**") have been prepared as
a special purpose financial report which complies,
where applicable, with the recognition and
measurement requirements of Australian
Accounting Standards and Urgent Issues Group
Consensus views.

There have been departures from the disclosure
requirements of Australian accounting standards
where they are not considered to be applicable
given the pro forma nature of the Financial
Statements. These departures include presenting
the pro forma consolidated profit and loss
statement to the EBIT level only and presenting
cash flow information for operating and investing
activities only. In addition, no comparative balance
sheet information has been presented.

The Financial Statements have been prepared in
accordance with the historical cost convention and
do not take account of changes in either the
general purchasing power of the Australian dollar
or in the prices of specific assets.

Summary of adjustments and assumptions

*Profit and loss statement and statement
of operating and investing cash flows*
For the purpose of the profit and loss statement
and cash flows, it has been assumed that the
OneSteel Group has been in existence since
1 June 1997. The pro forma results have been
adjusted from those reported by the businesses
as part of the BHP Group to:

- exclude gains and losses on the disposal of
  businesses;

- exclude revenues and costs for all periods of
  of businesses disposed of during the period;

- exclude costs incurred during the period
  which were associated with the closure of the
  Newcastle Steelworks, the Sydney wire mill
  and Geelong rod mill, including redundancies
  and contract payouts, asset write offs and
  demolition and rehabilitation costs;

- exclude abnormal costs relating primarily to
   the restructure of OneSteel operations
   announced in June 2000, which resulted in

the rationalisation of the business structure,
including the integration of previously
discrete business;

- include the estimated costs associated with
  being an independent listed company;

- include revenues and costs for all periods of
  businesses acquired during the period;

- eliminate the benefit of superannuation
  contribution holidays enjoyed during the period;

- eliminate any abnormal write down of fixed
  assets; and

- reflect current accounting policies for
  all periods.

It should be noted that the pro forma results have
not been adjusted to reflect OneSteel's revenues
and costs as if the business restructure announced
in 1997 was effective for the entire period.

The main elements of this restructuring were:

- the closure of the Newcastle Steelworks
  (completed in September 1999), which had a
  raw steel making capacity of 1.6 million
  tonnes of steel per annum, to eliminate
  excess capacity and to avoid the significant
  capital expenditure which would otherwise
  have been required to upgrade the facility;

- the construction of a billet caster and
  associated metallurgical facilities at Whyalla
  Steelworks to position Whyalla Steelworks as
  a low cost supplier of billets to the Market
  Mills business unit following the closure of
  the Newcastle Steelworks;

- the closure of a rod mill in Geelong; and

- the consolidation of wire making facilities
  which involved the closure of the Sydney wire
  mill and the upgrade of equipment in
  Newcastle and Geelong.

It is considered impractical to adjust the pro
forma results to reflect the business had the
restructure been effective from October 1997,
as to do so, it would be necessary to make
significant assumptions on matters such as:

- the effect on costs of the change in production
  of billet feed away from Newcastle Steelworks
  to Whyalla Steelworks and Sydney Steel Mill;

- the effect of changed production volume and
  mix at Whyalla Steelworks including the
  elimination of significant slab export revenue;

- the effect of changes in production volumes
  and costs at the Sydney Steel Mill; and

- the effect of elimination of export rod sales arising from the closure of Newcastle Steelworks.

Historical interest expense, and income tax expense have not been brought to account in the profit and loss statement as they are not indicative of what these expenses would have been had OneSteel been operating as a stand-alone entity, rather than as a subsidiary of BHP. The results do include the cost of OneSteel's receivables securitisation programme. The pro forma consolidated profit and loss statement is therefore presented to the EBIT level and cash flow information presented for operating and investing activities only.

No adjustment has been made to include the dividend income which OneSteel would have received had it held its 14% investment in Email in previous periods as this investment was only made in June 2000.

Pro forma consolidated balance sheet
The pro forma consolidated balance sheet has been prepared as if the following events had occurred as at 30 June 2000:

- all assets and controlled entities comprising the OneSteel business had been transferred into a single corporate group from BHP;

- the parent entity had issued shares to BHP as consideration for the repayment of debt to BHP of $933 million;

- OneSteel has repaid $789 million of inter-company debt owing to BHP by drawing $689 million under its loan facility and selling $100 million of receivables under the receivables securitisation programme; and

- although the Whyalla Steelworks inventories and receivables will be retained by BHP, OneSteel will build up its inventories and receivables at the Whyalla Steelworks to normal operating levels, requiring additional drawings of $143 million under its loan facility, which results in a facility balance of $832 million.

It should be noted that although the drawdown of debt to fund the build up of inventories and receivables at Whyalla Steelworks will actually occur after the Spin-out, the pro forma consolidated balance sheet has been prepared on the basis that it has occured as at 30 June 2000, as this is representative of OneSteel's normal working capital levels.

It should also be noted that the assets and liabilities remaining at the closed Newcastle Steelworks do not form part of OneSteel and remain with BHP.

Principles of consolidation
The consolidated entity referred to as the OneSteel Group includes the chief entity, OneSteel Limited (**"OneSteel"**), and its controlled entities (together **"OneSteel Group"**). A list of controlled entities is contained in Note 25.

Where the cost of OneSteel's interest in a controlled entity exceeds the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference is brought to account as goodwill which is included in the pro forma consolidated balance sheet under the heading of intangibles.

Where the cost of OneSteel's interest in a controlled entity is less than the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference, being a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired.

In preparing the Financial Statements, the effects of all transactions between entities within the OneSteel Group have been eliminated.

The OneSteel Group's interest in companies which are not controlled entities are included in the accounts as investments and dividend income only is taken to earnings.

Foreign currency transactions
Transactions
Transactions in foreign currencies are translated at rates of exchange that approximate those applicable at the date of each transaction. Foreign currency amounts payable or receivable arising from these transactions are translated at the rates of exchange applicable at balance date. The effect of hedging is taken to account in the measurement of the relevant transactions. Exchange fluctuations arising from foreign currency transactions and amounts outstanding are taken directly to earnings.

Translation of controlled foreign entities
Exchange fluctuations arising from the translation of net assets of self-sustaining foreign operations are taken to the exchange fluctuation account.

Sales revenue
Sales revenue represents revenue earned from the sale of products or services net of returns, trade allowances and duties. Sales revenue is

recognised or accrued at the time of the provision of the product or service.

Exploration, evaluation and development expenditure

Exploration and evaluation expenditure is charged against earnings as incurred, except in the case of areas of interest where:

- it is expected that the expenditure will be recouped by future exploitation or sale; or

- at balance date, exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves.

In these cases, the expenditure is capitalised. Where the expenditure, together with the relevant development costs are capitalised, the amounts so capitalised are amortised over the period of benefit. Each area of interest is reviewed regularly to determine its economic viability, and to the extent that it is considered that the relevant expenditure will not be recovered, it is written off.

Research expenditure

Expenditure for research is charged against earnings as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs, in which case it is capitalised and amortised over the period of the expected benefit.

Provision for restoration and rehabilitation

Provision for restoration and rehabilitation is made in the Financial Statements on a progressive basis for restoration and rehabilitation costs, mainly in areas from which natural resources are extracted.

Estimates are based on current costs and current technology, allowing for potential recoveries (if any), determined on an undiscounted basis encompassing the closure and removal or disposal of facilities, site clean up and rehabilitation. Much of the restoration and rehabilitation work can be done only after the termination of operations, which will generally be many years hence, and accordingly the consideration of work required takes into account current and anticipated legal obligations and industry best practice.

The charge to income is generally determined on a units of production basis so that full provision is made by the end of the assets' economic life. Estimates are reassessed annually and the effects of changes are recognised prospectively.

Taxation

The pro forma consolidated balance sheet has been prepared applying the principles of tax effect accounting. The provision for deferred income tax (non-current liability) and the future income tax benefit (non-current asset) represent the tax effect of timing differences which arise from the recognition in the Financial Statements of items of revenue and expense in periods different to those in which they are assessable or allowable for income tax purposes. Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities.

Deferred tax balances are carried at the rates that are expected to apply when the balances are settled.

Retirement benefits

The OneSteel Group contributes to defined benefit and defined contribution superannuation plans. Contributions to these funds are charged against income as they become payable.

Classification of assets and liabilities

Assets and liabilities are classified as current and non-current. Current assets are cash or other assets that would in the ordinary course of business be consumed or converted into cash within twelve months. Current liabilities are liabilities that would in the ordinary course of business be due and payable within twelve months.

Non-current assets

Non-current assets are generally accounted for on a historical cost basis. Where necessary, recoverable amounts have been determined having regard to their anticipated net realisable value on sale, or expected net cash flows from operations.

Cash

For pro forma consolidated balance sheet purposes, cash includes cash on hand, cash at bank and deposits available at immediate or 24 hour call with financial institutions. For the purpose of the pro forma consolidated statement of operating and investing cash flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and borrowings at call.

Investments

Interests in non-subsidiary, non-associated corporations are included in investments at the lower of cost and recoverable amount. Dividend income is brought to account when declared.

Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average cost. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost, which includes fixed and variable overheads, is derived on an absorption costing basis.

Deferred overburden removal costs

Where appropriate, the costs associated with removing overburden from mines are deferred and are generally charged against earnings on a unit of production basis utilising average stripping ratios. Where there is minimal variation in stripping ratios over the life of the operation, deferred costs are amortised on a straight line basis.

Property, plant and equipment

Valuation in Financial Statements

Property, plant and equipment are carried at cost and depreciated over their useful economic lives.

Disposals

Disposals are taken to account in operating profit, except where they represent the sale or abandonment of a significant business or all the assets associated with such a business and are considered not to be of a recurring nature, in which case they are excluded from period profit.

Depreciation of property, plant and equipment

Depreciation is provided on buildings, plant, machinery and other items used in producing revenue, at rates based on the useful life of the asset to the OneSteel Group.

The following table indicates the typical expected economic lives of property, plant and equipment on which the depreciation charges are based:

Buildings:	Up to 40 years
Property, plant and equipment:	Up to 30 years
Exploration, evaluation and development expenditures carried forward:	Based on the estimated life of reserves on a unit of production basis
Capitalised leased assets:	Up to 30 years or life of lease, whichever is shorter.

The rates are reviewed and reassessed periodically in the light of technical and economic developments.

Leased assets

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised, and except as described below, rental payments are charged against operating profit in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Intangible assets

Amounts paid for identifiable (patents, trademarks and licences) and unidentifiable (goodwill) intangible assets are capitalised and then amortised on a straight line basis over the expected periods of benefit. The amortisation period applied for goodwill is twenty years and unamortised balances are reviewed at each balance date to assess the probability of continuing future benefits being derived.

Provision for employee entitlements

Provision has been made in the Financial Statements for benefits accruing to employees in relation to annual leave, long service leave, workers' compensation and vested sick leave. No provision is made for non-vesting sick leave as the anticipated pattern of future sick leave taken indicates that accumulated non-vesting leave will never be paid.

All on-costs, including payroll tax, workers' compensation premiums and fringe benefits tax, are included in the determination of provisions. Vested sick leave, annual leave and the current portion of long service leave and workers' compensation provisions are measured at their nominal amounts.

5

Financial instruments included in equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the OneSteel Shareholders.

Financial instruments included in liabilities

Loans, debentures and notes payable are recognised when issued at the amount of the net proceeds received, with the premium or discount on issue amortised over the period to maturity. Interest is recognised as an expense on an effective yield basis.

Interest rate swaps are recognised as either an asset or liability, measured by reference to amounts payable or receivable calculated on a proportionate time basis.

Cross currency swaps are recognised as either an asset or liability, measured at the net of the amounts payable and receivable.

Financial instruments included in assets

Trade debtors are initially recorded at the amount of contracted sales proceeds.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered less likely. Any provision established is based on a review of all outstanding amounts at balance date.

A specific provision is maintained in respect of receivables which are doubtful of recovery but which have not been specifically identified.

Rounding of amounts

Amounts in the Financial Statements have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

Derivatives

The OneSteel Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and uses derivative financial instruments to hedge these risks. Hedge accounting principles are applied whereby derivatives undertaken for the purpose of hedging are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be recognised in the pro forma consolidated profit and loss statement whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

- deferred and included in the measurement of the anticipated transaction when it occurs; or
- recognised in the pro forma consolidated profit and loss statement at the date of termination where the anticipated transaction is no longer expected to occur.

Note 2. Revenue

	13 months to 30 June 2000 $m	12 months to 31 May 1999 $m	12 months to 31 May 1998 $m
Revenue from operating activities			
Sale of goods	3,199.9	3,268.1	3,593.3
Proceeds from sale of non-current assets (a)	8.7	9.2	14.5
Other income	9.2	15.1	15.0
Total other revenue	17.9	24.3	29.5
Total revenue	3,217.8	3,292.4	3,622.8
(a) (Loss)/Profit from sale of non-current assets	(0.9)	3.0	6.2

Note 3. EBITDA

	13 months to 30 June 2000 $m	12 months to 31 May 1999 $m	12 months to 31 May 1998 $m
EBITDA is arrived at after charging/ (crediting) the following items:			
Loss/(Profit) from sales of non-current assets	0.9	(3.0)	(6.2)
Net foreign exchange loss/(profit)	(0.5)	3.1	(0.8)
Exploration, evaluation and development expenditures	-	-	1.0
Rental expense in respect of operating leases	23.0	21.8	29.5
Government royalties paid and payable	3.4	3.1	3.1
Bad and doubtful debts written off in respect of trade receivables	2.8	0.7	0.8
Net movement in the bad and doubtful debts provision in respect of trade receivables	2.1	1.7	(0.1)
Research and development costs before crediting related grants	3.5	7.4	13.7
Transfers to provision for			
– Employee entitlements	84.7	116.1	117.9
– Restoration and rehabilitation	1.0	0.2	1.0
Redundancy costs	8.9	11.1	12.2

Note 4. Depreciation and amortisation

	13 months to 30 June 2000 $m	12 months to 31 May 1999 $m	12 months to 31 May 1998 $m
Depreciation relates to:			
Buildings	16.0	9.7	11.1
Plant, machinery and equipment	87.8	84.0	84.9
Exploration, evaluation and development expenditures carried forward in areas of interest	0.7	0.4	0.8
Total depreciation	104.5	94.1	96.8
Amortisation of goodwill (Note 12)	17.9	16.6	16.8
Total depreciation and amortisation	**122.4**	**110.7**	**113.6**

Note 5. Segment information

	13 months to 30 June 2000 $m	12 months to 31 May 1999 $m	12 months to 31 May 1998 $m
Revenue:			
Manufacturing	1,894.4	2,012.6	2,360.0
Distribution – Australia	1,515.8	1,492.4	1,487.7
Distribution – International	329.1	297.4	342.4
Corporate activities	0.1	0.5	0.8
Inter-segment activities	(521.6)	(510.5)	(568.1)
Total revenue	**3,217.8**	**3,292.4**	**3,622.8**
EBIT:			
Manufacturing	90.3	54.1	220.4
Distribution – Australia	74.1	102.3	111.9
Distribution – International	24.4	18.4	28.0
Corporate activities	(22.2)	(19.7)	(22.7)
Total EBIT	**166.6**	**155.1**	**337.6**

	30 June 2000 $m
Assets:	
Manufacturing	1,704.9
Distribution – Australia	672.4
Distribution – International	184.4
Corporate activities	144.0
Eliminations	(77.3)
Total assets	**2,628.4**

The OneSteel Group operates through one material geographic segment, Australasia.

Note 6. Receivables (current)

	30 June 2000 $m
Trade receivables (a)	331.8
Deduct provision for doubtful debts	(3.9)
	327.9
Due from BHP Group companies	10.6
Total trade receivables	338.5
Sundry receivables	9.6
Total current receivables	**348.1**

(a) The value of trade receivables would have been $100 million higher but for the sale of such receivables.

Note 7. Inventories (current)

	30 June 2000 $m
Raw materials and stores	
At net realisable value	-
At cost	21.6
	21.6
Work in progress	
At net realisable value	14.0
At cost	176.5
	190.5
Finished goods	
At net realisable value	12.5
At cost	304.8
	317.3
Spares and other	
At net realisable value	-
At cost	66.8
	66.8
Total current inventories	
At net realisable value	26.5
At cost	569.7
	596.2

Note 8. Other assets (current)

	30 June 2000 $m
Deferred charges	7.6
Other	2.8
Total current other assets	**10.4**

Note 9. Investments (non-current)

	30 June 2000 $m
Shares in corporations which are quoted on prescribed stock exchanges, at cost (a)	121.6
Shares in corporations which are not quoted on prescribed stock exchanges, at cost (b)	9.0
Total non-current investments	**130.6**

(a) This investment is a 14% holding of the ordinary share capital of Email. The market value of this investment at 30 June 2000 was $116.4 million.
(b) This investment is a 50% holding of the ordinary share capital of Bekaert-BHP Steel Cord Pty Ltd.

Note 10. Inventories (non-current)

	30 June 2000 $m
Inventories valued at the lower of cost and net realisable value:	
Spares – at cost	11.8
Total non-current inventories	**11.8**

Note 11. Property, plant and equipment

30 June 2000	Gross value of assets $m	Accumulated depreciation $m	Net value of assets $m
Land and buildings (a)			
At cost	403.4	89.7	313.7
Plant, machinery and equipment			
At cost	1,533.2	615.9	917.3
Exploration, evaluation and development expenditures in areas of interest			
Now in production, at cost	15.3	1.1	14.2
Total property, plant and equipment	**1,951.9**	**706.7**	**1,245.2**

(a) Current value of land and buildings are not considered to be lower than book value

Note 12. Intangibles (non-current)

	30 June 2000 $m
Goodwill at cost	303.3
Less: Goodwill amortisation	(98.3)
Net goodwill	**205.0**

Note 13. Other assets (non-current)

	30 June 2000 $m
Deferred charges	13.3
Future income tax benefit of timing differences	51.1
Total non-current other assets	**64.4**

Note 14. Accounts payable (current)

	30 June 2000 $m
Trade creditors	147.1
Trade creditors due to BHP Group companies	51.8
Total trade creditors	198.9
Non-trade creditors due to BHP Group companies	36.7
Sundry creditors	40.2
Total current accounts payable	**275.8**

Note 15. Borrowings (current)

	30 June 2000 $m
Unsecured bank loans	
Current portion of long term loans (Note 17)	23.1
Other (a)	14.9
Total current borrowings	**38.0**
Current portion of long term loans classified by currency	
New Zealand dollars	11.8
Canadian dollars	11.3
	23.1
Other unsecured bank loans classified by currency	
New Zealand dollars	7.0
Canadian dollars	4.9
Australian dollars	3.0
	14.9

(a) Other bank loans includes $11.9 million provided to the Steel & Tube Holdings Limited Group by the ANZ Banking Group New Zealand, National Bank New Zealand and the Bank of America. These loans have an average interest rate of 6.7% per annum and are due for repayment within the next twelve months. The credit facilities provided by the banks are subject to the conditions of the Steel & Tube Holdings Group's Deed of Negative Pledge. The facility arranged with the Bank of America for A J Forsyth & Company Limited has been guaranteed by Steel & Tube Holdings Limited. At year end the value of A J Forsyth & Company Limited current loans from the Bank of America was $4.9 million.

Note 16. Provisions (current)

	30 June 2000 $m
Employee entitlements	68.1
Income tax	28.2
Restoration and rehabilitation	3.1
Other	17.7
Total current provisions	**117.1**

Note 17. Borrowings (non-current)

	30 June 2000 $m
Unsecured bank loans (a)	859.0
Less: amounts repayable within twelve months (Note 15)	23.1
Total non-current borrowings	**835.9**
Long term loans and non-recourse finance not currently payable are classified by the following currencies	
Australian dollars	832.0
New Zealand dollars	3.9
	835.9

(a) (i) Bank term loans of $27.0 million provided to the Steel & Tube Holdings Limited Group by the ANZ Banking New Zealand, National Bank New Zealand and the Bank of America. These loans have an average interest rate of 5.8% per annum and are due for repayment within one to two years. The credit facilities provided by the banks are subject to the conditions of the Steel & Tube Holdings Group's Deed of Negative Pledge. The bank facility arranged with the Bank of America for A J Forsyth & Company Limited has been guaranteed by Steel & Tube Holdings Limited. At year end the value of A J Forsyth & Company Limited loans from the Bank of America was $11.3 million.

(ii) The balance of the unsecured bank loans represents the $689.0 million external debt that will be raised to repay indebtedness to BHP and additional drawings of $143 million to fund the build up of inventories and receivables at the Whyalla Steelworks.

Note 18. Provisions (non-current)

	30 June 2000 $m
Deferred income tax	124.5
Employee entitlements	68.7
Restoration and rehabilitation	5.9
Total current provisions	**199.1**

Note 19. Share capital

	30 June 2000 $m
446 million ordinary shares	**992.4**

Actual share capital at 30 June 2000 amounted to $59.1 million. The Financial Statements assume further ordinary shares are issued to BHP as consideration for the repayment of debt to BHP of $933.3 million.

Note 20. Retained profits

There are no retained profits that could be distributed as dividends and franked out of existing franking credits as at 30 June 2000.

Note 21. Outside equity interests in controlled entities

	30 June 2000 $m
Outside equity interests in controlled entities at balance date	
Ordinary share capital	26.5
Retained profits	20.7
Total outside equity interests in controlled entities	**47.2**

Outside equity interests relate to a 49.99% holding in the ordinary share capital of Steel & Tube Holdings Limited and a 25.5% holding in AJ Forsyth & Company Limited. The outside equity interest share of profit after tax and interest is $5.7 million (1999 – $4.9 million, 1998 – $7.1 million).

Note 22. Notes to the pro forma consolidated statement of operating and investing cash flows

(a) Reconciliation of operating profit before borrowing costs and income tax to operating cash flows before borrowing costs and income tax

	13 months to 30 June 2000 $m	12 months to 31 May 1999 $m	12 months to 31 May 1998 $m
Operating profit before borrowing costs and income tax	166.6	155.1	337.6
Adjustments for non-cash income and expense items			
Depreciation and amortisation	122.4	110.7	113.6
Loss/(profit) on sale of non-current assets	0.9	(3.0)	(6.2)
Write down of non-current assets	-	1.3	1.0
Change in assets and liabilities net of effects from acquisitions and disposals of controlled entities and exchange fluctuations			
Decrease/(increase) in inventories	15.2	49.0	(50.1)
(Increase)/decrease in trade receivables	(12.9)	86.8	(46.3)
(Increase)/decrease in prepayments and other assets	(6.1)	(6.4)	(6.0)
Increase/(decrease) in trade creditors	15.9	(15.5)	45.6
(Decrease)/increase in other liabilities	(7.1)	(15.6)	18.9
Operating cash flows before borrowing costs and income tax paid	**294.9**	**362.4**	**408.1**

(b) Investment activities

Investment expenditure in the 13 months to 30 June 2000 related to the acquisition of a 14% stake in Email in June 2000.

Note 23. Lease and capital expenditure commitments

	30 June 2000 $m
Capital expenditure commitments	
Commitments arising from contracts for expenditure in respect of investments and property, plant and equipment to the extent not provided for in the accounts	
Due not later than one year	6.9
Due within one to two years	-
Due within two to five years	-
Due later than five years	-
Total capital commitments	**6.9**
Lease expenditure commitments	
Operating leases	
Due not later than one year	17.4
Due within one to two years	13.4
Due within two to five years	20.9
Due later than five years	3.8
Total commitments under operating leases	**55.5**

There are no finance lease commitments at 30 June 2000.

Note 24. Contingent liabilities

	30 June 2000 $m
Contingent liabilities at balance date, not otherwise provided for in the Financial Statements, are categorised as arising from:	
– Performance of contracts (unsecured)	25.5
Total contingent liabilities	**25.5**

OneSteel have been involved from time to time in various claims and lawsuits incidental to the ordinary course of business, including claims for damages and commercial disputes relating to its products and services. The OneSteel Group is not currently party to any material legal proceedings.

Note 25. Controlled entities

The Financial Statements include a consolidation of the following controlled entities:

Entity	Place of incorporation	Principal activities	Beneficial interest
OneSteel Limited	Australia	Holding company	
OneSteel Finance Pty Ltd	Australia	Finance company	100
OneSteel Wire Pty Ltd	Australia	Wire products	100
OneSteel Reinforcing Pty Ltd	Australia	Reinforcing steel products	100
Reosteel Pty Ltd	Australia	Reinforcing steel products	100
OneSteel Manufacturing Pty Limited	Australia	Integrated steel manufacturer and rolling of steel products	100
OneSteel NSW Pty Ltd	Australia	Electric arc furnace steel making	100
OneSteel Investments Pty Limited	Australia	Investment company	100
OneSteel Queensland Pty Ltd	Australia	Rolling of steel products	100
Tubemakers of Australia Limited	Australia	Manufacture of steel pipe and tube and merchandising of steel products	100
Aquila Steel Company Pty Ltd	Australia	Holds names	100
Corumba Pty Ltd	Australia	Property manager	100
J Murray-More (Holdings) Pty Ltd	Australia	Holding company	100
John Stansfield-Smith Pty Ltd	Australia	Merchandising of steel	100
Metpol Pty Ltd	Australia	Steel processing	100
AWI Holdings Pty Ltd	Australia	Property manager	100
Tubemakers Properties Pty Ltd	Australia	Property manager	100
Tubemakers Somerton Pty Ltd	Australia	Service company	100
Tubemakers of New Zealand Ltd	New Zealand	Investment company	100
Steel & Tube Holdings Ltd	New Zealand	Processing and distribution of steel products	50.01
CP Reinforcing Ltd	New Zealand	Inactive	50.01
CP Steel Ltd	New Zealand	Inactive	50.01
EMCO Group Ltd	New Zealand	Holding company	50.01
NZMC Ltd	New Zealand	Inactive	50.01
David Crozier Ltd	New Zealand	Finance company	50.01
Fastening Suppliers Ltd	New Zealand	Inactive	50.01
Longrun Industries Ltd	New Zealand	Inactive	50.01
Macinery Ltd	New Zealand	Inactive	50.01
Metal Sales Ltd	New Zealand	Inactive	50.01
Steward Steel Ltd	New Zealand	Inactive	50.01
Steel & Tube New Zealand Ltd	New Zealand	Investment company	50.01
Stube Industries Ltd	New Zealand	Inactive	50.01
A J Forsyth & Co Ltd	Canada	Fabrication and distribution of steel products	74.5

5

Note 26. Financial instruments

	Floating interest rate $m	Fixed interest rate maturing in			Non-interest bearing $m	Total $m	Average interest rate (% pa)	
		1 year or less $m	Over 1 to 5 years $m	More than 5 years $m			Floating	Fixed
Financial assets								
Cash	-	-	-	-	16.7	16.7	-	-
Trade receivables (a)	36.3	-	-	-	302.2	338.5	10.1%	-
	36.3	-	-	-	318.9	355.2	10.1%	-
Financial liabilities								
Trade creditors	-	-	-	-	235.6	235.6	-	-
Bank loans (b)	832.0	38.0	3.9	-	-	873.9	-	6.0%
	832.0	38.0	3.9	-	235.6	1,109.5	-	6.0%

Notes:
(a) Net of $100 million of trade receivables sold.
(b) Bank loans of $832 million relating to the external debt that will be raised as part of the Spin-out has been classified as floating rate debt although a portion of this debt may be fixed by the use of interest rate instruments.

(a) Interest rate risk exposures

The OneSteel Group is exposed to interest rate risk through primary financial assets and liabilities, modified through derivative financial instruments such as interest rate and cross currency swaps and interest rate options. The table above summarises interest rate risk for the OneSteel Group together with effective interest rates as at 30 June 2000.

(b) Foreign exchange

The OneSteel Group is exposed to foreign currency exchange risk through primary financial assets and liabilities, and anticipated future transactions modified through derivative financial instruments such as forward exchange agreements, currency options and currency swaps. The following table summarises by currency, in Australian dollars, the foreign exchange risk in respect of recognised financial assets, liabilities and derivatives entered to hedge anticipated future transactions. Financial assets and liability captions in which all amounts are denominated in Australian dollars are not included in these tables.

30 June 2000	Australian dollars $m	New Zealand dollars $m	Other $m	Total $m
Financial assets				
Trade receivables (a)	285.9	37.1	15.5	338.5
Forward exchange contracts	0.6	-	(0.6)	-
	286.5	37.1	14.9	338.5
(a) Net of $100 million of trade receivables sold.				
Financial liabilities				
Trade creditors	221.6	4.8	9.2	235.6
Bank loans	832.0	25.7	16.2	873.9
Forward exchange contracts	0.9	0.3	(1.2)	-
	1,054.5	30.8	24.2	1,109.5
Anticipated future transactions				
Forward exchange contracts	(0.4)	-	0.4	-

(c) Credit risk exposures

Credit exposure represents the extent of credit related losses that the OneSteel Group may be subject to on amounts to be exchanged under the derivatives or to be received from financial assets. The notional amounts of derivatives are not a measure of this exposure. The OneSteel Group, while exposed to credit related losses in the event of non-performance by counterparties to financial instruments, does not expect any counterparties to fail to meet their obligations given their high credit ratings. Where appropriate, collateral is obtained in the form of rights to securities and master netting agreements. The credit exposure is represented by the net fair value of contracts with a positive fair value at balance date, reduced by the effects of master netting agreements.

The OneSteel Group's exposures to on balance sheet credit risk are as indicated by the carrying amounts of its financial assets. Concentrations of credit risk (whether on balance sheet or off-balance sheet) that arise from derivative instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The consolidated entity does not have a significant exposure to any individual counterparty.

The OneSteel Group minimises concentrations of credit risk by undertaking transactions with a large number of debtors in various countries and industries.

(d) Net fair value of financial assets and liabilities

Due to the pro forma nature of these financial statements, the fair values of the OneSteel Group's financial assets and liabilities do not differ from their carrying values. The OneSteel Group anticipates that bank term loans will be held to maturity.

(i) Geographic

The major geographic concentrations of credit risk arise from the location of the counterparties to the OneSteel Group's financial assets as shown in the following table.

	30 June 2000 $m
Australia	286.5
New Zealand	37.1
Other	14.9
	338.5

(ii) Industry classification

Concentrations of credit risk on financial assets are indicated in the following table by percentage of the total balance receivable from customers in the specified categories:

	30 June 2000 %
Building and construction industry	53
Manufacturing industry	19
Mining industry	10
Other	18

The credit risk amounts do not take into account the value of any collateral or security. Receivables due from major counterparties are not normally secured by collateral: however, the creditworthiness of counterparties is regularly monitored. The amounts of credit risk shown, therefore, do not reflect expected losses.

Note 27. Financing arrangements

	30 June 2000		
	Accessible $m	Drawndown $m	Unused $m
Accounts receivable securitisation	150.0	100.0	50.0
Cash advance facility	50.0	–	50.0
Bank loan facility	972.7	873.9	98.8
Total financing facilities	**1,172.7**	**973.9**	**198.8**

Note 28. Superannuation commitments

The consolidated entity contributes to a number of superannuation funds which exist to provide benefits to employees and their dependants on retirement, disability or death. The funds are sponsored by The Broken Hill Proprietary Company Limited in Australia and Steel & Tube Holdings Limited in New Zealand, and are either defined benefit or defined contribution arrangements. The contributions payable to the various funds by the OneSteel Group are charged against earnings when payable. Independent actuarial investigations of the defined benefit funds are generally undertaken every three years.

Following the separation of the OneSteel Group from the BHP Group, OneSteel intends to establish independent arrangements. Existing OneSteel employee benefits will be transferred to these new funds.

Note 29. Related parties

Related parties of OneSteel Limited are:

(a) Directors
The following persons hold the position of director of OneSteel:

R L Every   - appointed 13 July 2000

B Carrasco   - appointed 18 April 2000

M Hedges   - appointed 12 December 1997

Following the Spin-out from BHP it is intended that additional directors will be appointed. As these financial statements have only been prepared on a pro forma basis, no information has been disclosed in relation to directors' remuneration.

(b) Ownership interests
The ownership interests in related parties in the wholly owned group are set out in Note 25.

(c) Ultimate controlling entity
The ultimate controlling entity of the consolidated entity is The Broken Hill Proprietary Company Limited.

(d) Transactions with BHP Group
Transactions with the BHP Group included throughout the Financial Statements are as follows:

	13 months to 30 June 2000 $m
Sale of goods	150.0
Purchase goods and services	696.2

These transactions were undertaken on commercial terms and conditions.

Goods and services procured from the BHP Group include raw materials, transportation and stevedore services.

Amounts due to and receivable from related parties are set out in the respective notes to the financial statements.

(e) Other related parties
Bekaert-BHP Steel Cord Pty Ltd is an associated company (50% owned).

Transactions consist of the supply of raw materials (wire products) undertaken on commercial terms and conditions.

The value of sales and balances included in the Financial Statements are:

	13 months to 30 June 2000 $m
Sale of finished goods	4.1
Trade receivables	0.7

6

BHP (Post Spin-out)

6.1 Pro forma financial impact of the Spin-out on BHP

6.1.1 Introduction

This Part illustrates what the estimated financial impact of the Spin-out would have been on the profit and loss statement of BHP for the 13 months ended 30 June 2000 had the Spin-out occurred at the beginning of the financial year and on its financial position as at 30 June 2000, had the Spin-out occurred on that date. This pro forma financial information does not purport to represent the actual results of BHP had the Spin-out occurred on these dates, or to project results of BHP for any future period.

6.1.2 Use of proceeds

The Spin-out will release approximately $932 million in cash (pre-transaction costs) to BHP by repayment of inter-company debt of $789 million owed to BHP by OneSteel and the generation of $143 million in cash through the reduction of Whyalla Steelworks' inventories and receivables retained by BHP. This cash will be used to fund growth opportunities and retire debt. The financial analysis described in this Part assumes that the net proceeds received by BHP are used to repay debt. Therefore, this analysis does not allow for the impact of BHP investing the net proceeds in new projects which could earn more or less than BHP's cost of capital.

6.1.3 Basis of preparation

The table in Part 6.1.4 sets out the impact of the Capital Reduction and Spin-out on BHP. Terms used in that table are described below.

BHP Group audited is a summary of the BHP Group audited profit and loss statement, excluding abnormal items, for the 13 months ended 30 June 2000 and balance sheet at that date.

Effect of Capital Reduction and debt reduction reflects the forecast 31 October 2000 change in BHP's shareholders' equity as a result of the Capital Reduction. While shareholders' equity declines, the number of BHP Shares does not

change. The debt reduction associated with the Spin-out is also illustrated as is a proportional reduction in net interest.

OneSteel actuals is a summary of the actual OneSteel businesses' results for the 13 months ended 30 June 2000 and the financial position of the OneSteel businesses as at 30 June 2000 as included in BHP Group audited. These results and financial position differ from the pro forma OneSteel Group consolidated financial statements in Part 5.4 as the pro forma OneSteel Group consolidated financial statements include adjustments. Details of these adjustments are provided in Part 5.4.

Impact of the Spin-out reflects the impact of OneSteel becoming an external customer of BHP and also reflects the estimated costs associated with the Spin-out that will be incurred by BHP. These are primarily stamp duty and advisory costs estimated to be approximately $57 million and are one-off in nature. The majority of these costs are treated as an additional reduction in BHP's shareholders' equity.

The BHP Group will also recognise a one-off profit adjustment relating to profit on stock that was previously sold to the OneSteel businesses but eliminated from the BHP Group's results on consolidation. This adjustment has not been reflected in the BHP pro forma results due to its nature as a one-off impact on the BHP Group's profit and loss statement.

BHP Group pro forma is a summary of the BHP Group profit and loss statement for the 13 months ended 30 June 2000 assuming that the Spin-out was effective from 1 June 1999 and a summary of the BHP Group pro forma balance sheet as at 30 June 2000 assuming the Spin-out was effective on that date.

6.1.4 Comparison of the BHP Group before and after Spin-out

13 Months to 30 June 2000 $m	BHP Group audited	Effect of Capital Reduction and debt reduction	Less OneSteel actuals	Impact of the Spin-out	BHP Group pro forma
Profit and loss statement					
Sales	21,506	-	(3,206)	786	19,086
EBITDA	5,980	-	(316)	(1)	5,663
EBIT	3,688	-	(185)	(1)	3,502
Borrowing costs	723	(80)	(3)	-	640
Operating profit before tax	**2,965**	**80**	**(182)**	**(1)**	**2,862**
Tax expense	967	29	(75)	-	921
Operating profit after tax before abnormal items and minorities	**1,998**	**51**	**(107)**	**(1)**	**1,941**
Minority interests	34	-	6	-	40
Operating profit after tax before abnormal items[1]	**2,032**	**51**	**(101)**	**(1)**	**1,981**
Balance sheet as at 30 June 2000					
Assets					
Cash	684	-	(17)	(7)	660
Receivables	2,818	-	(448)	54	2,424
Inventories	2,297	-	(608)	-	1,689
Fixed assets	19,586	-	(1,395)	-	18,191
Other	3,959	-	(228)	-	3,731
Total assets	**29,344**	**-**	**(2,696)**	**47**	**26,695**
Liabilities					
Accounts payable	2,611	-	(240)	61	2,432
Borrowings	8,398	(932)	(42)	-	7,424
Provisions	7,330	-	(251)	-	7,079
Total liabilities	**18,339**	**(932)**	**(533)**	**61**	**16,935**
Net assets	**11,005**	**932**	**(2,163)**	**(14)**	**9,760**
Shareholders' equity attributable to:					
Members of BHP	10,353	(1,181)	-	(17)	9,155
Minority interests	652	-	(47)	-	605
Total shareholders' equity	**11,005**	**(1,181)**	**(47)**	**(17)**	**9,760**
Key Ratios					
EPS before abnormals (cents)[2]	114.9				112.0
EBIT Margin (EBIT/sales)	17.1%				18.3%
EBITDA Margin (EBITDA/sales)	27.8%				29.7%
Return on equity	19.6%				21.6%
EBIT – Interest Cover (times)[3]	5.0				5.3
EBITDA – Interest Cover (times)[4]	8.1				8.6
Gearing[5]	42.7%				42.5%

Notes:
1 The profit result is excluding any abnormal items.
2 EPS = Operating profit after income tax, attributable to members of the BHP entity divided by the weighted average number of shares.
3 Calculated as operating profit before borrowing costs and income tax expense divided by total borrowing costs.
4 Calculated as operating profit before borrowing costs, income tax expense, depreciation and amortisation divided by total borrowing costs.
5 Total borrowings (current and non-current) excluding finance leases, bank overdrafts and other borrowings as a percentage of total borrowings and shareholders' equity.

6.1.5 Discussion of the pro forma financial impact of the Spin-out Proposal

The financial impact of the Spin-out relates principally to the exclusion of the earnings and net assets of OneSteel.

The Spin-out will result in the following:

(a) a reduction in the BHP Group's sales, profit and net assets;

(b) a reduction in the BHP's shareholders' equity; and

(c) a reduction in the BHP Group's net debt.

Changes to the key financial ratios include:

(a) reduced EPS due to the reduction in operating profit after tax following the Spin-out (the number of issued BHP Shares does not change);

(b) increased EBIT and EBITDA margins; and

(c) reduced level of gearing.

6.1.6 Financial impact on BHP creditors

Having regard to the size of BHP and OneSteel, the BHP Board is of the opinion that the Spin-out will not affect either company's ability to pay creditors or to meet their debts as and when they fall due. As the Capital Reduction proceeds will be applied to the transfer of OneSteel Shares, there will be no cash payment from BHP to BHP Shareholders unless the Partly Paid Scheme is not approved, in which case Partly Paid Shareholders will receive the Reduction Amount in cash.

All liabilities associated with the businesses that comprise OneSteel, including liabilities to lenders, trade creditors and employees, will be assumed by OneSteel entities. Any such liabilities will continue to be funded from the operating cash flows of the OneSteel businesses.

Grant Samuel & Associates, the independent expert, has also assessed that the transaction does not materially prejudice the interests of the creditors of BHP. Refer to Part 12 for details.

6.2 BHP strategies post Spin-out

6.2.1 Corporate strategy

BHP is a global natural resources company with a steel component. BHP's strategy is to create shareholder value through the discovery, development and conversion of natural resources. This entails the three businesses, Minerals, Petroleum and Steel, operating in a more focussed and differentiated manner.

The goal of the Minerals business is to be the world's best multi-commodity global mining house founded on world class ore bodies, low cost mines in multiple minerals and countries, and demonstrable operating excellence. High value growth opportunities will be delivered, mainly through brownfield opportunities, value driven exploration and opportunistic acquisitions.

Petroleum and Steel will be more focussed on being regional or niche players relative to their global industry competitors. Petroleum is an upstream oil and gas business, with activities focussed around three complementary niche strategies – deepwater exploration and development, gas commercialisation, and opportunity capture in North Africa and the Middle East. Petroleum has the potential to deliver significant growth, particularly greenfields, over the coming years. The Steel business will become a more focussed business competing in the Australian and Asian flat products markets, with a low cost front end steel making position that is a converter of BHP's natural resources.

BHP will also have a services business, with a primary role of delivering value to BHP's existing businesses by sourcing global scale service based solutions. It will be a key catalyst in implementing shared business services, global procurement practices and best practice service solutions. This will involve a greater emphasis on alliances and joint ventures, rather than direct ownership.

There are strong linkages between BHP's retained steel flat products business and its Minerals business. Port Kembla Steelworks is a significant customer for Minerals' products and a source of technology skills and know-how. Steel and Minerals also gain advantage through the sharing of industry intelligence. Petroleum and Minerals linkages include their common natural resources focus, similar project and commodity economic assessment, project management, geo-political co-ordination and focussed value creation exploration.

The divestment of OneSteel is a further step in BHP's portfolio restructuring process. It complements the restructuring of the financial management of BHP, which has resulted in organisational change at both the BHP Board and senior management levels, stronger internal disciplines and improved balance sheet management.

The outcome of the portfolio and financial management restructuring phase is improved organisational capability and confidence. This will position BHP for the next phase of its activities – the value delivery phase.

6.2.2 Strategic framework for value delivery

BHP's objective is to create superior shareholder value measured in terms of earnings per share growth, cash flow generation and total shareholder return.

To achieve this objective, BHP will be managed as a portfolio of assets. BHP will more actively determine which businesses or commodities it wishes to invest in, taking into account the performance and risk characteristics of its existing portfolio.

To support the change in the way BHP manages its portfolio, it has moved to a portfolio organisational model with a shared services component. At the portfolio level, BHP has adopted two performance measures:

(a) achieve a minimum average 12.5% per annum return on capital for the five years to 30 June 2004; and

(b) generate net positive free cash flow before dividends and funding every year.

The strategic initiatives by which BHP seeks to deliver its shareholder value objective are:

(a) implementation of new business models and a major cultural change process;

(b) delivery of operational excellence;

(c) active portfolio management;

(d) delivery of significant value creating growth; and

(e) financial and balance sheet management.

6.2.3 Performance measures for strategic initiatives

BHP has announced a series of performance measures to assist the financial community in assessing its performance on the delivery of its strategy.

In addition to the two performance measures at the portfolio level referred to above, the performance measures associated with the strategic initiatives are:

(a) decrease operating costs (in real terms) for existing businesses at the rate of 2% per annum over the five years to 30 June 2004;

(b) generate net operating cash flows totalling in excess of $11 billion over the three years to 30 June 2002;

(c) achieve $4 billion in asset sales over the two years to 30 June 2001;

(d) invest $12 billion in maintenance capital, value added growth projects, exploration and investment expenditure (before acquisitions) by 30 June 2004. This commitment is subject to investments meeting minimum performance criteria. Funds not deployed will be used to repay debt or returned to shareholders;

(e) improve EBITDA to interest coverage ratio such that the ratio exceeds 6.0 times in the low point of the business cycle and averages at least 8.0 times over the cycle;

(f) extend average debt duration to greater than six years by 30 June 2003; and

(g) reduce reliance on long term bank funding and credit support to less than 35% of liability funding by 30 June 2003.

BHP reports performance against these measures on an annual basis.

6

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Impact of Spin-out on BHP and OneSteel Employees

7.1 BHP Group employees

7.1.1 Overview

BHP currently maintains two employee share incentive schemes, the Executive Share Scheme ("**ESS**") and the Employee Share Plan ("**ESP**"). Within the ESP, there is both a share purchase plan and an option plan. The ESS was introduced in 1987 and the ESP in 1988. The terms of both plans have been approved by BHP Shareholders in general meetings. This part describes the effect of the Spin-out on these plans.

7.1.2 Executive Share Scheme

Under the ESS, certain full time executive employees (including executive directors) of BHP Group companies were offered Partly Paid Shares in BHP. Executives were required to pay an initial application amount of $0.01 or $0.05 per Partly Paid Share, with the balance of the issue price being payable in a final call which will be made by BHP some time in the two years following the termination of the employment of the executive. The balance of the issue price may be adjusted by reference to the market price of the BHP Shares at the final call, taking into account the price effects of any bonus, rights or other issues since the date of issue of the BHP Shares which are being paid up.

There were at 11 August 2000, 6,643,000 Partly Paid Shares on issue under the ESS, of which approximately 2,873,000 are owned by former BHP employees. There are currently 30 participants in the ESS.

The Partly Paid Scheme has been proposed by the BHP Board. In the opinion of the BHP Board, the Partly Paid Scheme is the most equitable manner for dealing with the Partly Paid Shareholders in the overall context of the Spin-out Proposal. The Partly Paid Scheme will amend the terms of the ESS to permit BHP to make an interim call for an amount equal to the Capital Reduction and then require the Partly Paid Shareholders to apply the Reduction Amount to satisfy that interim call.

7.1.3 Employee Share Plan

Under the ESP, there is a share purchase plan and an option plan.

(a) The ESP share purchase plan

Under the ESP share purchase plan, full time and permanent part time employees of the BHP Group are invited to apply for Fully Paid Shares, the acquisition of which is funded by a loan by BHP to the employee BHP Shareholder. This is generally an interest free loan of 20 years, which is repaid by application of dividend proceeds or, if necessary, the sale of the BHP Shares. Upon termination of employment with the BHP Group, the loan becomes repayable in full. Employees who hold BHP Shares under the ESP share purchase plan will participate in the Capital Reduction and the Fully Paid Scheme. This means that all registered employee BHP Shareholders under the ESP share purchase plan, at the Close of Registers, will acquire OneSteel Shares and will be free to deal with those OneSteel Shares as they choose.

The ESP share purchase plan will continue if the Spin-out Proposal is implemented. However, only employees who continue to be employed by the BHP Group will be eligible to participate in the plan after the implementation of the Spin-out Proposal.

If the Spin-out Proposal is implemented, employees of the OneSteel Group will cease to be employed by the BHP Group and, under the terms of the ESP, their loans will be repayable in full. However, the BHP Directors may suspend this repayment obligation for a period after the OneSteel employees cease to be employees of the BHP Group, where in the opinion of the BHP Directors, the proceeds of sale (after deducting sales cost) which will be realised if the BHP Shares acquired with the assistance of that loan (and any related bonus BHP Shares) were sold, would be insufficient to repay the loan. If the OneSteel employees repay the outstanding amount of the loan, they will be free to deal with their BHP Shares as they choose.

As with continuing BHP employees, the OneSteel Group employees who hold BHP Shares acquired under the ESP share purchase plan at the Close of Registers will receive OneSteel Shares, with which they will be free to deal with as they choose.

(b) ESP options

Options over unissued BHP Shares have been granted under the ESP option plan. Some, but not all, of these options are subject to satisfaction of terms of the option agreements which include meeting specified performance criteria. If the Spin-out Proposal is implemented, then, in accordance with Listing Rule 7.22.3, the exercise price of each option will be reduced by $0.66, being the amount per BHP Share to be returned under the Capital Reduction.

ESP options held by any OneSteel Group employee which are not subject to any performance criteria shall continue in existence and may be exercised by the OneSteel employee (or, in the event of the death of that OneSteel employee, by his or her legal personal representative) at any time within the earlier of two years, commencing on the day after the date on which that OneSteel employee ceases to be employed by the BHP Group, and the date by which the option period expires. The ESP options held by OneSteel Group employees that were issued since 1999, are subject to performance criteria and according to their terms, may only be exercised within six months of cessation of employment if the performance criteria are satisfied before cessation of employment. As the performance criteria will not be achievable within six months of the expected Spin-out Date, these options will not be able to be exercised by OneSteel employees.

7.1.4 Intention of BHP Directors concerning the employees of BHP

The BHP Directors presently intend to continue the future employment of the current employees of the remaining steel businesses of BHP, except those employees who will cease to be employees of BHP or a BHP subsidiary and commence employment with OneSteel or a OneSteel subsidiary and except those employees who will cease to be employees of BHP, OneSteel or any of their subsidiaries through redundancy.

7.2 OneSteel Group employees

7.2.1 Overview

OneSteel has established the following employee incentive plans ("**OneSteel Share Plans**"):

(a) the Staff Share Plan ("**SSP**");

(b) the Executive Option Plan ("**EOP**"); and

(c) the Non-Executive Directors' Share Plan ("**NED Plan**").

There are two parts to the SSP, being the SSP Tax Exempt Plan and the SSP Tax Deferred Plan.

The OneSteel Share Plans have been designed to align the interests of employees and executives of the OneSteel Group with OneSteel Shareholders and are regarded as an integral component of OneSteel's remuneration strategy.

OneSteel has determined that the total number of OneSteel Shares, together with the total

number of unexercised options over unissued OneSteel Shares, which may be issued pursuant to all OneSteel Share Plans in any five year period (excluding issues as a result of exempt offers as described in the OneSteel Share Plans) must not exceed 5% of the total number of OneSteel Shares on issue from time to time. This limitation only applies to new issues of OneSteel Shares and unexercised options which have not lapsed, and not to existing OneSteel Shares purchased on the market under the OneSteel Share Plans. It is intended that all OneSteel Shares acquired by participants as a result of forgoing salary or bonuses (or remuneration in the case of non-executive OneSteel Directors) will be purchased on the market. All other OneSteel Shares acquired under the OneSteel Share Plans will be sourced from new issues. Management and administration of the OneSteel Share Plans will be outsourced.

Executive OneSteel Directors may participate in the SSP Tax Deferred Plan, but not the SSP Tax Exempt Plan. Executive Directors will participate in the long term incentive offer outlined in Part 7.2.5, and, in addition, may forgo up to 25% of their fixed base salary and up to 100% of any short term incentive bonus to acquire OneSteel Shares to the same value under the SSP Tax Deferred Plan. Non-executive OneSteel Directors may forgo up to 100% of their remuneration to acquire OneSteel Shares to the same value under the NED Plan. Details of the NED Plan offer are set out in Part 7.2.6. OneSteel Directors will not participate in the SSP General Offer set out in Part 7.2.4.

Subject to the Listing Rules, the OneSteel Directors may by resolution revoke, add to, or vary all or any of the provisions of the OneSteel Share Plans, or all or any of the rights or obligations of the participants or any of them, provided that the interests of the participants are not, in the opinion of the OneSteel Directors, materially prejudiced.

7.2.2 Staff Share Plan ("SSP")

The SSP is intended to enable all staff to acquire and build meaningful, behaviour influencing ownership of OneSteel Shares as part of their remuneration. In respect of Australian employees, the SSP accesses the available taxation concessions under Division 13A of the Income Tax Assessment Act 1936 ("**ITAA**") which the Federal Government intended to encourage employees to become shareholders in their employers.

The SSP in Australia will generally operate in two forms:

(a) the SSP Tax Exempt Plan: to satisfy the requirements of the $1,000 tax exemption under Division 13A of the ITAA; and

(b) the SSP Tax Deferred Plan: to satisfy the requirements of the tax deferral concessions under Division 13A of the ITAA.

OneSteel Shares acquired under the SSP can be sourced either by way of a new issue, or by on market purchase. The OneSteel Shares will be held by the plan trustee, subject to the plan rules and trust deed.

All OneSteel Shares acquired under the SSP will rank equally with all other OneSteel Shares then issued for dividends, rights issues, bonus issues and voting rights and participants will be entitled to receive these shareholder benefits while the OneSteel Shares are held in the SSP.

All plan management and administration costs relating to the SSP will be met by OneSteel.

(a) SSP Tax Exempt Plan

The SSP Tax Exempt Plan is open to all eligible employees except OneSteel Directors. The SSP Tax Exempt Plan allows for the allocation of up to $1,000 worth of OneSteel Shares per annum per eligible employee, as a combination of a bonus/incentive and a remuneration sacrifice. This benefit is tax deductible to OneSteel and, if elected by the eligible employee, tax exempt to the OneSteel employee, subject to certain conditions.

Participants in the SSP Tax Exempt Plan will not be permitted to dispose of their OneSteel Shares until three years after the date of acquisition unless they leave the employment of OneSteel. This is a requirement of Division 13A of the ITAA. There is no risk of forfeiture of the shares by participants.

The SSP Tax Exempt Plan General Offer which OneSteel proposes to make is set out in Part 7.2.4.

(b) SSP Tax Deferred Plan

The SSP Tax Deferred Plan allows employees to receive OneSteel Shares as a combination of a bonus/incentive and a remuneration sacrifice and, subject to certain conditions and unless the participant elects otherwise, not to pay tax on the benefit for up to ten years. OneSteel receives a tax deduction for the value of any OneSteel Shares acquired under the SSP Tax Deferred Plan by on market purchase on ASX.

The SSP Tax Deferred Plan General Offer which OneSteel proposes to make is set out in Part 7.2.4.

OneSteel executives and executive OneSteel Directors will also have OneSteel Shares allocated as part of their long term incentive, expressed as a percentage of their fixed salary. The allocation of these OneSteel Shares will be subject to financial performance hurdles and time based vesting. The long term incentive offer of OneSteel Shares which OneSteel proposes to make is set out in Part 7.2.5.

Participants in the SSP Tax Deferred Plan may not be permitted to dispose of their OneSteel Shares unless certain conditions are satisfied, as specified at the time of offer of participation. Participants may forfeit their OneSteel Shares if they voluntarily cease to be an employee at a time when they have not met any conditions, time based vesting criteria, completed a remuneration sacrifice commitment, or their employment is terminated for misconduct or other similar circumstances. All OneSteel Shares acquired by participants as a result of forgoing part of their salary or bonuses will not be subject to performance hurdles.

7.2.3 Executive Option Plan ("EOP")

The EOP allows OneSteel to grant options over OneSteel Shares to key executives and OneSteel Executive Directors as selected by the OneSteel Board remuneration committee, as part of their long term incentive. Details of the long term incentive option offers which OneSteel proposes to make are set out in Part 7.2.5.

Eligibility: Options to acquire OneSteel Shares may be offered to OneSteel executives and executive OneSteel Directors, having regard to actual and potential contribution to OneSteel, record of employment, other matters which tend to indicate merit, and any other matters considered relevant by the OneSteel Board.

Option issue: Options may be issued for nominal consideration in which case the exercise price of the options will equal the prevailing market price of the OneSteel Shares at the time of grant. Options may also be issued for consideration equal to the prevailing market price of OneSteel Shares at the time of grant. The consideration for issue of an option may be paid in cash or by the giving of a promise to pay.

Quotation of options on ASX will not be sought. However, OneSteel will apply for official quotation of OneSteel Shares issued on the exercise of options. OneSteel Shares issued on the exercise of options will rank equally with other OneSteel Shares.

Exercise price: The exercise price applicable to options issued for nominal consideration shall, at the discretion of the OneSteel Directors, be determined by reference to the volume weighted average market price of OneSteel Shares during the five trading days on ASX up to and including the date of grant of the options or such other date or period as the OneSteel Board considers appropriate.

Where options are not issued for nominal consideration, the exercise price will be nil. If a promise to pay was given in respect of the option issue price, the option issue price must be paid on the earlier of 12 months from the date of exercise of the options, the cessation of employment of the executive or on a change in control of OneSteel.

Restrictions on exercise: An option may only be exercised between three to nine years after the date the option is granted, subject to the rules of the EOP, any applicable performance hurdles, any minimum holding period, and any other exercise restrictions imposed by the OneSteel Board.

Options may be exercised before expiry of any minimum holding period and satisfaction of any performance hurdles if the executive dies, retires, is made redundant, becomes disabled, or if there is any change in control of OneSteel.

Lapse: An unexercised option will lapse on the earlier of the last exercise date (generally nine years after the date of grant unless determined otherwise by the OneSteel Board), the date six months after the termination of employment, in the event the executive dies, retires, is made redundant or becomes disabled, or the date one month after the eligible executive ceases to be employed by the OneSteel Group for any other reason (other than dismissal for cause) or the date determined by the OneSteel Board if the executive is dismissed for cause.

7.2.4 Staff Share Plan General Offer

It is proposed that all OneSteel employees will be offered the opportunity to be allocated OneSteel Shares under either the SSP Tax Exempt Plan or the SSP Tax Deferred Plan. The key details of this Staff Share Plan General Offer will be:

Either under the SSP Tax Exempt Plan:

(a) $500 worth of OneSteel Shares at no cost to the participant;

 plus, if the participant so elects,

(b) $500 worth of One Steel Shares funded by the participant forgoing $500 of pre-tax salary.

None of the OneSteel Shares acquired under the SSP Tax Exempt Plan General Offer will be subject to forfeiture.

Or under the SSP Tax Deferred Plan:

(a) $1,000 worth of OneSteel Shares at no cost to the participant;

 plus, if the participant so elects,

(b) up to $2,000 worth of OneSteel Shares funded by the participant forgoing the same amount of pre-tax salary matched on a dollar for dollar basis by an additional amount of up to $2,000 worth of OneSteel Shares allocated by OneSteel to the account of the participant.

The $1,000 of OneSteel Shares issued at no cost to the participant, plus the matching OneSteel Shares issued under the SSP Tax Deferred Plan General Offer, are subject to forfeiture if the participant voluntarily resigns within two years of the OneSteel Shares being issued.

In addition, employees, including executive OneSteel Directors, may forgo up to 25% of their pre-tax base salary and up to 100% of any short term incentive to acquire OneSteel Shares under the SSP Tax Deferred Plan.

All OneSteel Shares acquired by the participant under the SSP Tax Deferred Plan are only subject to forfeiture if the participant commits theft, fraud, defalcation, gross misconduct, or brings OneSteel into disrepute.

The number of OneSteel Shares to be issued under the Staff Share Plan General Offer will be based on the weighted average price of all OneSteel Shares traded on the ASX on the five trading days commencing on a date after the Listing Date to be determined by the OneSteel Board.

Under current Australian tax law, employees may participate in either the SSP Tax Exempt Plan or the SSP Tax Deferred Plan, but not both, in the same tax year.

7

7.2.5 Executive and Executive Directors' long term incentive offer

It is proposed that OneSteel executives and executive OneSteel Directors will be allocated a specific number of OneSteel Shares under the SSP Tax Deferred Plan and options under the EOP. Participants will not be able to access the value of these OneSteel Shares, or exercise the options, unless certain performance hurdles and minimum time frames are met. Allocations of OneSteel Shares and options and performance hurdles and other conditions will be determined by the remuneration committee of the OneSteel Board, comprising independent, non-executive OneSteel Directors.

Options will be valued for this purpose based on 25% of the exercise price per option. OneSteel Share allocations will represent 75% of the total annual allocations, and option allocations will represent 25% of the total annual allocations. OneSteel Share allocations will normally be sourced by way of a new issue.

It is proposed that the first allocation of options will be issued for nominal consideration and have an exercise price based on the weighted average price of all OneSteel Shares traded on ASX on the five trading days commencing on a date after the Listing Date to be determined by the OneSteel Board.

An overall cumulative cap on the number of OneSteel Shares and options that may be issued to any individual under the long term incentive offer will be the equivalent of three times the fixed base salary of the participant.

Long term incentive share and option offer
The key terms of the long term incentive share and option offers are:

(a) eligibility is restricted to executives, including senior management and executive OneSteel Directors;

(b) dividends in respect of OneSteel Shares may be distributed to participants in accordance with their respective allocations;

(c) subject to the performance hurdle being met, a participant may request the OneSteel Shares to be transferred to him/her, or request the trustee to sell the OneSteel Shares and distribute the proceeds, or may exercise the options upon the sooner of:

(i) three years after the allocation of the OneSteel Shares or options; or

(ii) termination of employment;

(d) the OneSteel Board remuneration committee has a discretion to allow early access to the OneSteel Shares or options if the participant dies, retires, or his or her employment is terminated as a consequence of redundancy; and

(e) the performance hurdle to apply to the first allocation of OneSteel Shares and options is that OneSteel's Total Shareholder Return ("**TSR**") which is broadly, share price growth plus dividends reinvested ("**TSR**"), will be compared to both:

(i) the Australian Consumer Price Index ("**CPI**") plus 5% ("**Base Comparator**");

(ii) the ASX All Industrials Accumulation Index (excluding banks, media and telecommunications) ("**ASX Index Comparator**"); and

(f) the number of OneSteel shares to be allocated under the long term incentive offer will be based on the weighted average price of all OneSteel Shares traded on ASX on the five trading days commencing on a date after the Listing Date to be determined by the OneSteel Board.

OneSteel's ranking against the Base Comparator and the ASX Index Comparator on the third anniversary of the date of grant of the OneSteel Shares and options and thereafter will determine whether a participant may exercise the options, or withdraw the OneSteel Shares, and if so, how many options may be exercised or OneSteel Shares withdrawn in accordance with the table below.

Performance ranking range	% of OneSteel Shares and options available to participant
Up to and including 60%	nil
61% to 80%	60%
81% to 99%	80%
100%	100%

In assessing OneSteel's performance, the OneSteel Board will apply, on a consistent basis, an averaging method over a period of one calendar month to smooth any short term volatility in order to reflect the sustainability of OneSteel's performance.

For each allocation of OneSteel Shares and options, half of the OneSteel Shares and options will be subject to ranking OneSteel's TSR performance to the Base Comparator, and the other half will be subject to ranking OneSteel's TSR performance to the ASX Index Comparator.

7.2.6 Non-Executive Directors' Share Plan ("NED Plan")

OneSteel has established the NED Plan to enable non-executive OneSteel Directors to receive part of their remuneration in the form of OneSteel Shares.

Non-executive OneSteel Directors may elect to acquire OneSteel Shares instead of receiving some or all of their annual directors' remuneration fees in cash, and accordingly the amount to be paid to the NED Plan by OneSteel would be deducted from the fees which would otherwise be payable to the non-executive OneSteel Directors.

Under the NED Plan, OneSteel Shares would be purchased by the trustee of the NED Plan on ASX during the ordinary course of trading at the market prices prevailing at the time of purchase. OneSteel Shares would not be acquired at a discount to the market price. The contributions made to the NED Plan described above would fund the purchase of the OneSteel Shares (including all duty and brokerage payable on purchases).

The amount of non-executive OneSteel Directors' fees to be contributed to the NED Plan each year (if any) will be determined by each non-executive OneSteel Director at the beginning of a specific period, and remain in force for a minimum period of six months. Participating non-executive OneSteel Directors will not be able to make any decisions regarding the timing of purchase of the OneSteel Shares.

No performance hurdles will apply to the OneSteel Shares acquired under the NED Plan.

The principal terms of the NED Plan are as follows:

(a) membership of the NED Plan is available to directors of the OneSteel Group who are not engaged in full time employment by OneSteel or its subsidiaries and who have notified the trustee of the NED Plan that he or she accepts nomination to membership and agrees to adhere to the terms and conditions of the NED Plan;

(b) a specific amount of the director's fees which would otherwise be payable to each participating OneSteel Director would be paid to the trustee of the NED Plan on a monthly basis. This will be applied by the trustee of the NED Plan to purchase OneSteel Shares on ASX in the ordinary course of trading at the market price prevailing at the time of the purchase. The NED Plan trustee will be responsible for the share purchases. Each OneSteel Director will be responsible for any income tax payable in respect of those contributions;

(c) OneSteel Shares purchased will be registered in the name of the trustee and allocated by the trustee to the participating OneSteel Directors in proportion to the amounts paid to the NED Plan in respect of each participating OneSteel Director;

(d) OneSteel Shares purchased will not be available for transfer to a OneSteel Director until the sooner of the retirement of the OneSteel Director or if a OneSteel Director dies while holding office, on the OneSteel Director's death, or the OneSteel Director applies to the NED Plan trustee to withdraw shares and the OneSteel Board approves the withdrawal request, whichever occurs first. Dividends paid by OneSteel in respect of the OneSteel Shares allocated to a OneSteel Director will be paid to the OneSteel Director;

(e) OneSteel Shares held in the NED Plan on account of a OneSteel Director will be liable to forfeiture if the OneSteel Director has committed any act of fraud, defalcation or gross misconduct in relation to the affairs of the OneSteel Group whether or not charged with an offence; and

(f) nothing in the NED Plan shall restrict in any way the right of OneSteel Shareholders to remove a OneSteel Director from his or her office or in any way qualify the provisions of the law or OneSteel's constitution relating to the termination of office of non-executive OneSteel Directors.

Prior to each offer under the NED Plan, OneSteel will apply to ASX for a waiver from the application of Listing Rule 10.14 to the extent necessary to permit OneSteel to make contributions under the NED Plan without obtaining additional shareholder approval.

7.2.7 Details of executive OneSteel Directors' share and option allocations

The number of OneSteel Shares and options which may be issued to executive OneSteel Directors under the offers proposed to be made under the OneSteel Share Plans are shown in the table below.

OneSteel has received in principle approval from ASX for a waiver of Listing Rule 10.14 to the extent necessary to permit OneSteel to issue OneSteel Shares and options described below to executive OneSteel Directors without obtaining additional shareholder approval, provided that the securities are issued no later than six months after the Listing Date.

Executive OneSteel Directors	Shares[1]	Options[2]
Robert Every	980,113	1,306,818
Bernard Carrasco	247,159	329,545

Notes: 1. Represents OneSteel Shares which will be issued under the long term incentive offer. Assumes an issue price per OneSteel Share of $2.64. If the actual price is higher when the OneSteel Shares are allocated, the number of OneSteel Shares which may be allocated will be less. If the actual price is lower, the number of OneSteel shares which may be allocated will be higher.
2. Assumes an option remuneration value of $0.66 each, being 25% of an assumed market price of $2.64 per OneSteel Share, which is also the assumed exercise price of the option. If the actual exercise price is higher, the option value is higher, resulting in a fewer number of options being allocated. If the actual exercise price is lower, the option value is lower, resulting in a greater number of options to be allocated.

8

Scheme Booklet

Taxation Implications

8.1 General

The intention of the following information is to provide a guide to the general tax position of BHP Shareholders in relation to the Spin-out Proposal. It does not purport to be a complete analysis or identification of all potential tax consequences, nor is it intended to replace the need for specialist tax advice in respect of the particular circumstances of individual BHP Shareholders.

The information in Part 8.2 is not applicable to all categories of BHP Shareholders and, in particular, does not apply to:

• BHP Shareholders who do not hold their BHP Shares as capital assets (for example, BHP Shareholders who hold their BHP Shares as trading stock or revenue assets);

• non-resident BHP Shareholders who own (or are deemed to own) less than 10% of the issued shares of BHP; and

• BHP Shareholders who are not the beneficial owners of their BHP Shares.

All BHP Shareholders, including those whose registered address is outside Australia or who are otherwise not resident in Australia for Australian tax purposes, should consult their tax advisers as to the tax consequences of the Spin-out.

Part 8.3 below discusses the taxation consequences for US, United Kingdom and New Zealand resident BHP Shareholders. These jurisdictions have been selected because they are the jurisdictions in which the largest number of BHP Shareholders are located whose registered addresses on the BHP Share Registry are outside Australia. Except as regards the US, the United Kingdom and New Zealand, this Scheme Booklet does not contain discussion of possible taxation implications in foreign jurisdictions of the Spin-out for BHP Shareholders whose registered address is outside Australia.

8.2 Australian tax consequences for BHP Shareholders

8.2.1 Australian resident BHP Shareholders – treatment of return of capital

The return of capital by BHP from its share capital account to Fully Paid Shareholders and Partly Paid Shareholders will not be treated (in whole or part) as a dividend for Australian tax purposes. In this regard, BHP, through a representative Australian resident individual BHP Shareholder, has sought and obtained confirmation of the treatment of the

return of capital by way of a ruling from the Australian Taxation Office ("**ATO**"). A copy of this ruling and its supporting explanation is available on request at BHP's registered office.

Those BHP Shareholders who acquired BHP Shares before 20 September 1985 will have no Australian CGT consequences arising on the return of capital from BHP's share capital account, other than those outlined in Part 8.2.4 below, as these BHP Shares do not fall within the Australian CGT regime.

BHP Shareholders who acquired (or are deemed to have acquired) BHP Shares on or after 20 September 1985 will not realise a capital gain or loss in respect of the receipt of the return of capital from the share capital account.

In relation to Partly Paid Shareholders, if the Partly Paid Scheme is approved, an interim call will be made and the Reduction Amount will be applied to meet the interim call and should not be taxable. Partly Paid Shareholders will not receive any OneSteel Shares.

If the Partly Paid Scheme is not approved, Partly Paid Shareholders will receive the Reduction Amount by cheque. In these circumstances, the difference between the Reduction Amount and the initial call on each Partly Paid Share may be taxable as a capital gain in the hands of Partly Paid Shareholders.

8.2.2 Non-resident BHP Shareholders - treatment of return of capital

Consistent with the treatment of Australian resident BHP Shareholders, the return of capital by BHP from its share capital account should not be treated (in whole or in part) as a dividend for Australian taxation purposes.

For non-resident BHP Shareholders that own (or are deemed to own) 10% or more of the issued shares of BHP, or whose BHP Shares have been used in carrying on a trade or business (wholly or partly) at or through a permanent establishment in Australia, the Australian CGT consequences are the same as for those outlined for Australian resident BHP Shareholders (refer to Part 8.2.1). Non-resident BHP Shareholders that own less than 10% of the issued shares of BHP are prima facie not subject to Australian CGT.

8.2.3 Cost base of Fully Paid Shares

For BHP Shareholders who acquired Fully Paid Shares before 20 September 1985, those BHP Shares will not fall within the Australian CGT regime. The concept of "cost base" for those BHP Shares is irrelevant.

For BHP Shareholders who acquired (or were deemed to acquire) Fully Paid Shares on or after 20 September 1985, the cost base (indexed up to the September 1999 quarter if appropriate) of those Fully Paid Shares for Australian CGT purposes will change. Generally, it will be reduced by an amount corresponding to the Capital Reduction returned to them by BHP per Fully Paid Share. Accordingly, the cost base of each Fully Paid Share will be the cost base less the Capital Reduction for that share.

For example, if a BHP Shareholder acquired a Fully Paid Share for $14.00 which has an indexed cost base for Australian CGT purposes of $16.00 and receives a return of capital of $0.66 cents per Fully Paid Share from BHP as part of the Fully Paid Scheme, the BHP Shareholder will not realise a capital gain or capital loss on receipt of the return of capital. The BHP Shareholder will have an adjusted indexed cost base in the Fully Paid Share after implementation of the Fully Paid Scheme of $15.34

If the BHP Shareholder subsequently disposes of their Fully Paid Share, the adjusted cost base (post the return of capital) will be used in the calculation of any Australian CGT liability. The method of calculation will depend on whether or not the Fully Paid Share was acquired before 21 September 1999 and on the nature of the BHP Shareholder (for example company, individual, complying superannuation fund or trust). Where the Fully Paid Share was acquired before 21 September 1999, the BHP Shareholder may chose to index elements of the Fully Paid Share's cost base up to the September 1999 quarter, at which point indexation has been frozen. Alternatively, the gain may be eligible for the discount capital gain method (refer to Part 8.2.5 for an explanation of this method which is not available for companies). Where the Fully Paid Share was acquired after 21 September 1999 and is disposed of more than 12 months after its acquisition, no indexation is available and only the discount capital gain method may be available.

For BHP Shareholders who acquire their Fully Paid Shares by paying the amount owing on their Partly Paid Shares, their cost base will depend on whether the Partly Paid Scheme is approved. If the Partly Paid Scheme is approved, the cost base of the Fully Paid Shares on payment of the amount owing will equal the issue price of those Partly Paid Shares less the Reduction Amount. If the Partly Paid Scheme is not approved, the cost base for a Partly Paid Shareholder on payment of the amount owing on their Partly Paid Shares will be equal to the issue price of those Partly Paid Shares.

8.2.4 Cost base of OneSteel Shares

Regardless, of whether the Fully Paid Shares owned by a BHP Shareholder were acquired before or after 20 September 1985, their OneSteel Shares will fall within the Australian CGT regime. Generally, the cost base for Australian CGT purposes of the OneSteel Shares acquired under the Fully Paid Scheme will be equal to the amount of the return of capital which the BHP Shareholder is treated as receiving under the Fully Paid Scheme which was compulsorily applied to acquire the OneSteel Share, namely $2.64 per OneSteel Share.

If a BHP Shareholder were to sell their OneSteel Shares on market at a price greater than the OneSteel acquisition price, the OneSteel Shareholder would realise a capital gain on the amount of the excess.

If the price received on the market is less than the OneSteel share acquisition price, the OneSteel Shareholder will realise a capital loss equal to the difference (shortfall).

8.2.5 Calculation of Australian CGT on disposal

As all OneSteel Shares will be acquired after 21 September 1999, there will be no indexing of the cost base to adjust for inflation and only the discount capital gain method may be available (as mentioned in Part 8.2.3 above).

Where the Fully Paid Shares or OneSteel Shares are held by individuals, complying superannuation entities or trusts for more than 12 months, BHP has received advice that they may be entitled to claim a CGT discount in calculating the amount of the capital gain. For an individual, the CGT discount is worked out as follows:

(a) the individual must calculate the capital gain on the difference between the price received on the sale of the shares and the cost base of the shares (no indexation);

(b) if the individual has any capital losses they must be used to offset the capital gain; and

(c) of the remaining capital gain (if any), only one half (50% discount) of the capital gain is then included in their assessable income.

For complying superannuation entities, the same general methodology as above is used, with the exception that two-thirds (33.3% discount) of the remaining capital gain after the offset of available capital losses (if any) is included in their assessable income.

The methodology for trusts is complex and has not been outlined in this Part. Trustees should obtain specific tax advice in this regard.

For BHP Shares or OneSteel Shares which are disposed of for a price less than their cost base, the shareholder may incur a capital loss. This capital loss may be available to offset against capital gains in the same year of income or may be carried forward for future years of income. It cannot be used to offset other assessable income.

8.3 Overseas BHP Shareholders

8.3.1 US BHP Shareholders

Sullivan & Cromwell, US counsel to BHP, has advised that the Spin-out should qualify as a "tax free spin off" under section 355 of the Internal Revenue Code of 1986, as amended, for tax purposes.

If the Spin-out qualifies under Section 355 of the Code, then for US federal income tax purposes no gain or loss will be recognised by (and no amount will be included in the income of) a US Holder (as defined below) on the receipt of OneSteel Shares. If however, the Spin-out does not qualify under Section 355 of the Code, then for US federal income tax purposes a US Holder will be treated as receiving a taxable distribution in amount equal to the fair market value in US dollars of OneSteel Shares received, which will be treated as a taxable dividend to the extent of such holder's pro rata share of BHP's current and accumulated earnings and profits (as determined in accordance with US federal income tax principles); any excess will be treated as a non-taxable return of capital to the extent of such holder's basis in BHP Shares or ADSs and thereafter as a capital gain.

For this purpose, a "US Holder" is a beneficial owner of Fully Paid Shares or ADSs that is (i) a citizen or resident of the US, (ii) a corporation created or organised in the US or of any political subdivision thereof, (iii) an estate whose income

is subject to US federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

The above referenced advice is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. In addition, the advice is based upon certain customary factual representations made by BHP and OneSteel and customary assumptions and may not apply to Fully Paid Shareholders in special situations (such as Fully Paid Shareholders who hold BHP Shares or ADSs, as part of a straddle or conversion transaction).

The conclusions set forth above are not binding upon the Internal Revenue Service (the "**IRS**") and no ruling has been or will be requested from the IRS concerning the US federal income tax consequences of the Spin-out.

The foregoing is only a summary of certain US federal income tax consequences of the Spin-out and is intended for general information only. US holders are encouraged to consult their own tax advisors as to the US federal, as well as US state and local and non-US, tax consequences to them of the Spin-out in their particular circumstances.

8.3.2 United Kingdom BHP Shareholders

Freshfields (Solicitors, United Kingdom) has advised that the Spin-out transactions will probably not satisfy the conditions of section 136 of the United Kingdom Taxation of Chargeable Gains Act 1992 and that they will therefore probably give rise to a chargeable disposal for the purposes of United Kingdom tax on chargeable gains for those BHP Shareholders who are subject to such tax in respect of their BHP Shares. Such BHP Shareholders should seek advice in respect of their own specific circumstances.

8.3.3 New Zealand BHP Shareholders

Chapman Tripp (Barristers and Solicitors, New Zealand) has advised that it is likely that the distribution arising from the Spin-out transactions will be treated as a taxable dividend for New Zealand resident BHP shareholders. New Zealand residents should seek advice in respect of their specific circumstances.

9

Additional Information

9.1 Introduction

Part 9 sets out additional information required pursuant to section 412 (1) (a) (ii) of the Corporations Law and Part 3 of Schedule 8 of the Corporations Regulations and additional information on OneSteel that may be of interest to persons who become shareholders in OneSteel.

9.2 Definitions and interpretations

The expressions "acquire", "associate", "dispose", "executive officer", "marketable securities", "related body corporate" and "subsidiary" each have the meanings given to them in the Corporations Law.

9.3 BHP Directors

The BHP Directors in office at the date of lodgment of this Scheme Booklet for registration by ASIC are listed below.

9.4 BHP Directors' recommendations

The BHP Directors believe that the Spin-out Proposal, including the Capital Reduction and the Fully Paid Scheme, together with the Partly Paid Scheme, is fair and reasonable to all BHP Shareholders, (and each class of BHP Shareholders), in the best interests of BHP Shareholders and BHP, and will not impact on the interests of BHP's creditors in a materially adverse manner. Each BHP Director recommends that you vote in favour of the Capital Reduction and Schemes, and intends to vote all BHP Shares controlled by that BHP Director in favour of the Capital Reduction and Schemes.

9.5 Payments of other benefits to directors, secretaries or executive officers

No payment or other benefit is proposed to be made or given to any director, secretary or executive officer of BHP, or of any related body corporate of BHP, as compensation for loss of or as consideration for or in connection with his or her retirement from office in BHP or in a related body corporate as a result of the Spin-out other than as set out below.

Twenty two executive officers of BHP who, as a consequence of the Spin-out will lose office or retire from an office within the BHP Group (and who, after the Spin-out will become employees of One-Steel) will receive, in aggregate, an amount of approximately $3 million as a consequence of the implementation of the Spin-out. Such amounts will be paid by BHP.

9.3 BHP Directors are listed below

Name	Position
Donald R. Argus	Chairman
Paul M. Anderson	Managing Director
Ben C. Alberts	Director
Michael A. Chaney	Director
John C. Conde	Director
David A. Crawford	Director
David A. L. Jenkins	Director
Ronald J. McNeilly	Director
John T. Ralph	Director
John M. Schubert	Director

9.6 Marketable securities held by or on behalf of BHP Directors

No marketable securities of BHP are held by or on behalf of BHP Directors, or to which such persons are otherwise entitled, as at the time of lodgment of this Scheme Booklet for registration with ASIC other than as listed below.

No marketable securities of OneSteel are held by or on behalf of BHP Directors as at the date of this Scheme Booklet. However, as OneSteel is at that date a wholly owned subsidiary of the BHP Group, all of the BHP Directors collectively control all the issued shares of OneSteel.

BHP Directors who are BHP Shareholders will be entitled to receive:

- OneSteel Shares under the terms of the Fully Paid Scheme; and

- the Reduction Amount which, if the Partly Paid Scheme is approved, will be applied to meet an interim call on their Partly Paid Shares (if any) under the terms of the Partly Paid Scheme.

9.7 Intention of BHP Directors concerning the business of BHP

It is the intention of the BHP Directors following the implementation of the Spin-out Proposal:

- to continue the business of BHP, as set out in Part 6.2; and

- not to make any major changes to the business of BHP, except as contemplated in Part 6.2.

9.8 Payments conditional upon implementation of the Spin-out Proposal or arrangements with BHP Directors

There are no agreements or arrangements made between any BHP Director and any other person in connection with or conditional upon the outcome of the Schemes.

9.9 Material changes in the financial position of BHP

Within the knowledge of the BHP Directors and other than as disclosed in this Scheme Booklet, the financial position of BHP has not materially changed since 30 June 2000, being the date of the balance sheet which was included in the 2000 Annual Report of BHP, which will be distributed to BHP Shareholders in accordance with section 314 of the Corporations Law on or about the time this Scheme Booklet is distributed to BHP Shareholders.

9.6 Marketable Securities held by or on behalf of BHP Directors

Director	Fully Paid Shares held by or on behalf of the BHP Director	Partly Paid Shares held by or on behalf of the BHP Director (paid to one cent)	Partly Paid Shares held by or on behalf of the BHP Director (paid to five cents)	Options over BHP Shares held by or on behalf of the BHP Director
Donald R. Argus	39,012			
Paul M. Anderson	304,000			1,000,000*
Ben C. Alberts	1,000			
Michael A. Chaney	2,100			
John C. Conde	6,467			
David A. Crawford	2,758			
David A. L. Jenkins	1,000			
Ronald J. McNeilly	110,456	610,000	200,000	250,000
John T. Ralph	14,134			
John M. Schubert	11,464			

*Note: In addition to these options, Paul Anderson holds 700,000 performance rights: (see Part 2.7)

9.10 Official quotation of OneSteel Shares

Eligible Fully Paid Shareholders will receive a transfer of OneSteel Shares upon implementation of the Fully Paid Scheme. The OneSteel Shares are not currently granted official quotation on a securities exchange, though an application is to be made on or about the date of this Scheme Booklet for OneSteel Shares to be admitted to and quoted on the official list of ASX. No securities of OneSteel have been sold in the three months immediately before the date of lodgment of this Scheme Booklet for registration by ASIC.

9.11 Other information material to the making of a decision in relation to the Spin-out Proposal

Except as set out in this Scheme Booklet, there is no other information material to the making of a decision in relation to the Spin-out Proposal, being information that is within the knowledge of any BHP Director, or of any related body corporate of BHP, which has not been previously disclosed to BHP Shareholders.

This Scheme Booklet includes all information that would be required under section 710 of the Corporations Law as if this Scheme Booklet was a prospectus offering for subscription the same number of OneSteel Shares for which quotation on ASX will be sought.

9.12 Participation of Fully Paid Shareholders and Partly Paid Shareholders

Upon implementation of the Fully Paid Scheme, each Fully Paid Shareholder (excluding Ineligible Overseas Shareholders) will receive a transfer of OneSteel Shares (see Part 2). At the Spin-out Date, OneSteel will have approximately 446 million issued ordinary shares. Under the Spin-out Proposal, 100% of the issued capital of OneSteel will be transferred to BHP Shareholders or to the Sale Agent (in the case of Ineligible Overseas Shareholders). That transfer will be funded by the Capital Reduction. An entitlement of one OneSteel Share for each four Fully Paid Shares will be equal to 100% of the issued capital of OneSteel.

Upon implementation of the Partly Paid Scheme, BHP Shareholders who hold Partly Paid Shares will have the Reduction Amount applied to meet an interim call payable on each Partly Paid Share they hold, under the amended terms applicable to those Partly Paid Shares.

9.13 Interests of independent expert

Grant Samuel & Associates has prepared the independent expert's report set out in Part 12 of this Scheme Booklet advising as to whether the Spin-out is in the best interests of BHP Shareholders as a whole. Grant Samuel & Associates will be paid a total fee of $325,000 plus out of pocket expenses for the preparation of this report. Grant Samuel & Associates warrants that it has not withdrawn its consent to the inclusion in Part 12 of this Scheme Booklet of the independent expert's report in the form and context in which it is included and to the reproduction of the summary and conclusions of the independent expert's report in Part 1, Part 2.9, Part 3.4.6, Part 6.1.6 and Part 10.4.10.

9.14 ASIC relief and ASX waivers

The Explanatory Statement is required to state the matters set out in Part 3 of Schedule 8 of the Corporations Regulations.

Clause 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations requires an Explanatory Statement to disclose particulars of any payment or benefit that is proposed to be made or given to any director, secretary or executive officer of BHP or a related body corporate as compensation for loss of, or as consideration for or in connection with his or her retirement from office.

ASIC has allowed BHP to depart from complying with the requirements of clause 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations. The effect of this relief is that:

- BHP is not required to disclose particulars of payments or benefits which may be made to a director, secretary or executive officer of BHP or a related body corporate of BHP in relation to their loss of or retirement from office unless the director, secretary or executive officer will lose office or retire from office in connection with the Spin-out;

- the name of any director, executive officer or secretary of BHP or a related body corporate of BHP who will lose office or retire from office in connection with the Spin-out is not required to be disclosed unless that person is a BHP Director; and

- any payments or benefits to any director, executive officer or secretary of BHP or a related body corporate of BHP who will lose office or retire from office in connection with the Spin-out are only described on an aggregate basis.

Clause 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations requires the Explanatory Statement to set out whether, within the knowledge of the BHP Directors, the financial position of BHP has materially changed since the date of the last balance sheet laid before BHP or sent to its shareholders in accordance with section 314 or 317 of the Corporations Law.

ASIC has allowed BHP to depart from complying with the requirements of clause 8302(h) of Part 3 of the Schedule 8 of the Corporations Regulations as BHP is sending its 2000 annual report to BHP Shareholders for the financial year ended 30 June 2000 at the same time as this Scheme Booklet is distributed. BHP has changed its balance date for accounting purposes in the last year, resulting in a 13 month reporting period for the period ending on 30 June 2000. The financial performance of BHP for the 13 month period ending on 30 June 2000, along with all material changes in the financial position of BHP since the date of the balance sheet included in the 1999 BHP annual report will be disclosed in BHP's 2000 annual report.

ASIC has also granted relief under section 741(1) of the Corporations Law from the operation of section 734(5) in relation to the disclosure in this Scheme Booklet and elsewhere, prior to lodgment of the employee share offer prospectus, of the proposal to make, and the terms of, the share offer to OneSteel Directors and employees under the OneSteel Share Plans at or around the Listing Date.

ASX has granted waivers to BHP or in principle approval to OneSteel to the waiver of the following Listing Rules:

- Listing Rule 7.24 to allow the treatment of the Partly Paid Shareholders in the manner provided for under the Partly Paid Scheme; and

- Listing Rule 7.1 and 10.14 in relation to the offer of OneSteel Shares and options to the OneSteel Directors under the OneSteel Share Plans (excluding the Non-executive Directors' Share Plan) provided the material terms of the proposed issues, and the amounts are set out in this Scheme Booklet and the securities are issued no later than six months after OneSteel's admission to the official list of ASX.

9.15 Significant contracts

The BHP Directors are of the opinion that the contracts or arrangements (or groups of contracts or arrangements) listed below are significant for the continuing operations of OneSteel and that a BHP Shareholder might wish to have details of them when making a decision whether to vote in favour of the Capital Reduction and Schemes. In some cases a general description is given to a group of contracts or arrangements which are significant to the operations of OneSteel.

The contracts or arrangements (or groups of contracts or arrangements) entered into by OneSteel are divided into two categories:

- contracts and arrangements between BHP and OneSteel; and

- contracts between OneSteel and third parties.

9.15.1 Contracts and arrangements between BHP and OneSteel

BHP and OneSteel have entered into or will enter into a number of new contracts to facilitate the Spin-out, including contracts in connection with transitional arrangements and the ongoing relationship between BHP and OneSteel, each of which will be effective on or before the Spin-out Date.

(a) Implementation Deed
Nature of contract – BHP and OneSteel have entered into an Implementation Deed to carry into effect the Capital Reduction, the Schemes and all other steps necessary to give effect to the Spin-out on the Spin-out Date.

BHP obligations – Under the Implementation Deed, BHP agrees that it will do everything necessary to implement the Capital Reduction and the Schemes, so as to implement the Spin-out on the Spin-out Date, including:

- executing and delivering the Demerger Deed and the other transaction documents;

- obtaining Court orders convening the Scheme Meetings;

- applying to ASX for the admission of OneSteel to the official list of ASX and for official quotation of all OneSteel Shares;

- adopting the constitution, the principal terms of which are summarised in Part 9.16 and reconstituting the OneSteel Board on or before the Listing Date so that the persons whose profiles are set out in Part 4.4 are the only directors of OneSteel;

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- subscribing for such number of additional OneSteel Shares on the Effective Date so as to reduce the inter-company debt owed by OneSteel to BHP to approximately $789 million;

- obtaining Court orders approving the Schemes;

- lodging office copies of the Court orders approving the Schemes with ASIC and ASX on the Effective Date;

- on the Effective Date, irrevocably appointing an attorney to transfer the OneSteel Shares to Fully Paid Shareholders on the Spin-out Date;

- on the Effective Date, making an interim call in respect of the Partly Paid Shares (if the Partly Paid Scheme is approved) and irrevocably appointing an attorney to cause the Reduction Amount to be applied to meet the interim call on the Spin-out Date; and

- after the Spin-out Date, calculating and agreeing with OneSteel any adjustment payment required to ensure that the inter-company debt between OneSteel and BHP as at the Spin-out was reduced to nil, and if necessary paying this adjustment amount to OneSteel.

OneSteel obligations – Under the Implementation Deed OneSteel agrees that it will do everything necessary to implement the Spin-out, including:

- executing and delivering the Demerger Deed and the other transaction documents;

- reorganising its capital and issuing such additional OneSteel Shares on or by the Effective Date, to reduce the inter-company debt owed by OneSteel to BHP to approximately $789 million;

- entering into, prior to the Effective Date, the loan facility agreement and the receivables securitisation programme described in Part 9.15.2;

- repaying $789 million of the inter-company debt which OneSteel owes BHP on the Effective Date through the utilisation of external financing facilities described in Part 9.15.2;

- registering the transfers of OneSteel Shares to Fully Paid Shareholders;

- issuing holding statements within the time required by the Listing Rules;

- procuring the sale of the OneSteel Shares issued to the Sale Agent in respect of Ineligible Overseas Shareholders;

- taking whatever action is necessary to procure the satisfaction of any conditions or requirements associated with any conditional ASX listing approval or deferred settlement trading on ASX of OneSteel Shares;

- adopting the OneSteel Share Plans and the dividend reinvestment plan described in Part 9.17 and approving and entering into the deeds of indemnity, insurance and access described in Part 9.23 with the new OneSteel Directors taking office on the Listing Date; and

- after the Spin-out Date, calculating and agreeing with BHP any adjustment payment required to ensure that the inter-company debt between OneSteel and BHP as at the Spin-out was reduced to nil, and if necessary paying this adjustment amount to BHP.

(b) Demerger Deed

Nature of contract – The Demerger Deed deals with transitional and miscellaneous commercial and legal issues arising in connection with the legal and economic separation of OneSteel from BHP.

Fundamental Principle – The fundamental principle underlying the agreement between BHP and OneSteel as to the intended economic and legal effect of the Spin-out and separation from BHP is that, following the Spin-out, the parties intend that OneSteel will have the entire economic benefit and risk of the businesses and assets comprising OneSteel as if the OneSteel Group had owned and operated those businesses and assets at all times. BHP and OneSteel give certain indemnities to each other consistent with the fundamental principle.

Acknowledgement – consistent with the fundamental principle, BHP and OneSteel acknowledge that once the Spin-out is complete, no entity within the OneSteel Group will have any rights against a member of the BHP Group and no entity within the BHP Group will have any rights against a member of the OneSteel Group. Neither BHP or OneSteel will have any right to make a claim for loss or damage arising directly or indirectly in relation to the Schemes, the Capital Reduction and the restructure of the OneSteel businesses (described in Part 2.14), unless expressly permitted by the Demerger Deed, another transaction document or an agreement between the parties executed after the Demerger Deed.

Asset restructure – BHP's steel assets have been or will be substantially restructured (pursuant to a series of separate restructure agreements) prior to the Spin-out so that an identifiable corporate group will come into existence comprising separate companies that own the OneSteel assets and constitute the OneSteel businesses. Under the terms of the deed the parties confirm:

- their approach to the restructure of BHP's steel businesses and assets prior to the separation;

- the structure of the OneSteel Group as it will exist immediately following the Spin-out; and

- the practical economic and legal effect of the separation of OneSteel from BHP.

Accounting separation – The Demerger Deed confirms that, for accounting purposes, BHP and OneSteel will be treated as being demerged as from 31 October 2000.

Access to records – BHP must maintain for seven years, and allow the OneSteel Group to access records held by the BHP Group at the Spin-out Date which relate to the OneSteel Group.

Tax assistance – BHP and OneSteel will assist each other in relation to future and past financial and tax matters and OneSteel will allow BHP reasonable access to financial and other records.

Other assets – Provision is made for the OneSteel Group companies and the BHP Group companies, to transfer to the other any asset, contract or item of intellectual property which a group member owns or holds after the Spin-out Date but which at the Spin-out Date was most directly used in the other group's business or was incorrectly transferred as part of the restructure of BHP's steel business.

Employees and superannuation – The deed addresses matters relating to the transfer of certain BHP employees to OneSteel and the transfer of their superannuation entitlements to a new fund to be established by OneSteel. OneSteel is obliged to maintain certain employee entitlements and to indemnify BHP against all costs and expenses (including any claims) relating to any redundancy, retrenchment or termination of a former BHP employee.

Phase-out arrangements for use of intellectual property – Both the BHP Group and the OneSteel Group presently use certain intellectual property owned by the other group. BHP and OneSteel have agreed to phase out arrangements for the use of some intellectual property (for example, the BHP name) from the Spin-out Date and, in some cases, to share intellectual property.

Separation of ownership of intellectual property – BHP Group companies and OneSteel Group companies have or will assign to OneSteel and BHP (as the case requires), or will agree to share existing intellectual property associated with a tangible asset of the other group or used exclusively in carrying out or otherwise in connection with the other group's business.

Existing supply contracts and arrangements – BHP Group companies and OneSteel Group Companies are parties to contracts for the supply of goods or services with third parties (see Part 9.15.2 for further details). The Demerger Deed obliges both BHP and OneSteel to work together to effect:

- the assignment or novation of contracts from BHP to OneSteel where the contracts relate to OneSteel's business;

- the separation of a contract between BHP and OneSteel where both parties benefit from a contract; and

- the sharing of certain contracts and BHP and OneSteel agree to indemnify each other in relation to the performance of those contracts.

BHP is also required to use its reasonable endeavours to ensure that OneSteel obtains the full benefit and all risk of contracts relating to OneSteel's business.

Litigation management – BHP and OneSteel will assist each other in relation to the management of current and new litigation matters involving OneSteel.

Tax indemnities – BHP will pay to OneSteel, the amount by which a tax claim exceeds tax provisions in OneSteel Group company accounts, where that tax claim relates to transactions entered into by, or an act or omission of, or an occurrence affecting any member of the OneSteel Group up to either 1 July 2000 or the date of transfer of any asset in the OneSteel Group pursuant to the restructuring described in Part 2.14.

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Insurance – From the Spin-out Date, OneSteel will provide its own business insurance and insurance for directors and officers and fidelity guarantee risks, but BHP will assist OneSteel in doing so.

Whyalla inventories – BHP and OneSteel have agreed that Whyalla Steelworks' inventories existing at the date of transfer of the assets and business of Whyalla Steelworks will remain with BHP and OneSteel is appointed the agent of BHP to sell the inventories at the Whyalla Steelworks for BHP.

Computer systems – BHP and OneSteel have agreed to separate the computer and communications network and to enter into an IT shared services agreement in relation to the provision of information technology services to OneSteel.

Ancillary documents – Attached as schedules to the Demerger Deed are agreements between BHP and OneSteel governing specific matters relating to the separation of OneSteel from BHP:

(i) Environmental deed –

It is proposed that OneSteel and BHP enter into an environmental deed, addressing the allocation of environmental liabilities for the Newcastle Sites and all other sites.

Under this deed, BHP indemnifies OneSteel for $10 million on the Spin-out Date relating to the Newcastle sites. BHP will also indemnify OneSteel in respect of statutory orders requiring remediation of soil contamination and groundwater contamination at the Newcastle sites after expenditure of the first $10 million up to a maximum in total of $7.5 million on the basis that all expenditure over and above the first $10 million is shared on a 50/50 basis between BHP and OneSteel.

In respect of all other sites, the deed provides an indemnity by BHP up to a maximum total of $10 million in respect of any third party claim or any statutory order served requiring remediation of contamination which is not accounted for in OneSteel's budget at the Spin-out date.

This arrangement remains in place for orders served within two years of the Spin-out date and covers expenditure within four years from that date.

These arrangements will be subject to exclusions for costs incurred as a result of certain actions by OneSteel. All other environmental costs will be the responsibility of OneSteel.

(ii) Newcastle Property Management Agreement – BHP and OneSteel have entered into the Newcastle Property Management Agreement pursuant to which they have agreed to:

(a) work together to finalise the subdivision of the main Newcastle Steelworks site (so that land retained by BHP is separated from the land to be transferred to OneSteel) as part of the restructure of BHP's steel business;

(b) lease or license certain properties between themselves at the Newcastle Steelworks site; and

(c) regulate future dealings (including the sale of property and use of shared facilities) relating to the Newcastle Steelworks site by implementing a contractual association estate management system.

(iii) Workers Compensation Indemnity Deed – The Deed of Indemnity provides for indemnities and cross indemnities in respect of workers compensation liabilities consequent to the Spin-out, the key features of which are:

(a) OneSteel is responsible for:

• workers compensation and common law claims ("**claims**") by current and former employees of the OneSteel Group and BHP (employed by the OneSteel Group as at the Spin-out Date); and

• claims for former employees of the Whyalla Steelworks and of Newcastle Rod & Bar (non-primary operations) who were not employed by the OneSteel Group as at the Spin-out Date;

(b) BHP will continue to be responsible for claims by former employees of BHP (excluding former employees of the Whyalla Steelworks and non-primary operations at Newcastle Rod & Bar) who were not employed by the OneSteel Group as at the Spin-out Date; and

(c) the Deed of Indemnity details the obligations and procedures to be observed by the parties in the event of a claim covered by the Deed of Indemnity, including in the event of a dispute between BHP and OneSteel in relation to any claim.

(c) Sheet and coil arrangements

BHP will have an option to acquire certain sheet and coil distribution facilities owned by OneSteel and Email, including goodwill, if OneSteel acquires control of Email.

The exercise price payable by BHP under this option will be;

- in relation to those facilities which belong to the OneSteel Group at the time of the Spin-out, based on their assessed fair market value; and

- in relation to any facility acquired by OneSteel as part of an acquisition of Email, determined by an independent valuer, based primarily on the EBITDA multiple paid by OneSteel for Email.

(d) New BHP/OneSteel contractual arrangements

A Steel Supply Framework Agreement has been entered into by BHP and OneSteel. This agreement operates as an umbrella agreement and describes the process by which the parties will formalise a number of supply and agency arrangements before and after the Spin-out Date.

The Steel Supply Framework Agreement also incorporates certain standard terms and conditions into the individual steel product supply agreements negotiated between BHP and OneSteel. Where individual agreements are contemplated, the parties will separately negotiate specific terms relating to price, volume, term and termination.

Steel supply contractual arrangements – The individual steel supply and agency arrangements relate to:

- the supply by BHP to OneSteel of hot and cold rolled sheet and coil, plate, trellis posts, coil, coated steel wire and building products (such as roofing, walling, rainwater and extruded products);

- the sale of welded beams and slit flat products by One Steel as agent of BHP;

- the supply and or sale by OneSteel to BHP of some surplus Whyalla Steelworks slab;

- the marketing and agency sale of certain OneSteel products through BHP export sales offices; and

- the provision of tolling services in respect of sheet and coil products by OneSteel to BHP.

(e) Group supply arrangements

The BHP Group companies benefit from a number of third party supply contracts (referred to for convenience as the "**Group Supply**" contracts). Pursuant to these Group Supply contracts BHP is supplied with a range of goods and services for the benefit of all the companies within the BHP Group.

The goods supplied under these Group Supply contracts include, for example, electricity, gas, raw materials, industrial consumables, stationery and office supplies and safety consumables and industrial clothing. The services supplied include, transport, telecommunications, credit cards, travel and accommodation services, fire emergency and rescue services and removal and relocation services.

Where a company which is now part of the OneSteel Group previously benefited from a BHP Group Supply contract, OneSteel and BHP have agreed in the Demerger Deed to co-operate to effect the separation of that contract. BHP and OneSteel do not expect any discontinuity of supply of the Group Supply goods or services as a result of the Spin-out.

(f) Iron ore supply arrangements

BHP Steel (AIS) Pty Limited and BHP trading as Whyalla Steelworks have negotiated an agreement for the supply of iron ore sintering fines from the Whyalla Steelworks which includes the Middleback Ranges mine facility to BHP's Port Kembla Steelworks facility. The term of the agreement is three years (three months notice of termination is required) and the arrangements will (be deemed to) commence from 1 July 2000. The parties may, at any time during the term of the agreement, mutually agree in writing to terminate the agreement. The price of iron ore sintering fines supplied to Port Kembla Steelworks is fixed in Australian dollars for each of the three years under the agreement and is sold on an FOB basis. BHP Steel (AIS) Pty Limited is responsible for all the transport associated with delivering the iron ore sintering fines to Port Kembla Steelworks.

Upon transfer of the Whyalla Steelworks' assets to OneSteel Manufacturing Pty Limited, BHP will be entitled to assign and/or novate this agreement to OneSteel Manufacturing Pty Limited. If a party changes its operations, that party may terminate the agreement on six months notice.

(g) Coal supply arrangements

BHP and BHP Coal Illawarra (a division of BHP Steel (AIS) Pty Limited) ("**BHP Coal**") have negotiated an agreement for the supply of coal to Whyalla Steelworks. The term of the agreement is three years (eighteen months notice of termination is required) and will (be deemed to) commence from 1 July 2000. The price of the coal supplied is fixed in Australian dollars for each of the three years under the contract whilst the exchange rate remains within a certain Australian dollar/US dollar range.

If the agreement whereby BHP Steel (AIS) Pty Limited purchases blended fines from BHP trading as Whyalla Steelworks pursuant to the iron ore supply agreement (see Part 9.15.1(f) above) is terminated, both parties may terminate this coal supply agreement.

If this coal supply agreement is terminated, then both parties may terminate the agreement whereby BHP Steel (AIS) Pty Limited purchases blended fines from BHP trading as Whyalla Steelworks pursuant to the iron ore supply agreement (see Part 9.15.1 (f) above).

BHP Steel (AIS) Pty Limited is responsible for all transport associated with delivering the coal to Whyalla as it is purchased at a fixed, freight inclusive price by Whyalla Steelworks.

Upon transfer of the Whyalla Steelworks assets to OneSteel manufacturing Pty Ltd, BHP will be entitled to assign and/or novate the contract to OneSteel Manufacturing Pty Limited.

(h) Transport arrangements
BHP Transport and Logistics Pty Limited arrangements

OneSteel is currently restructuring its contractual arrangements with BHP Transport and Logistics Pty Limited ("**BHPT&L**"). On completion of the contractual arrangements OneSteel will receive its transport and logistics services under the following agreements:

- Global Transport and Logistics Services Contract ("**GSC**") between OneSteel and BHPT&L (and related services agreements); and

- three Rail Freight Distribution Services Agreements ("**RFDSAs**") between OneSteel and BHPT&L.

The GSC will contain overarching terms and conditions which will apply equally to all OneSteel businesses.

The GSC was executed on 14 July 2000 and will not generally come into effect until certain conditions precedent are satisfied (except for specified provisions). The term of the GSC is until 31 December 2003 (except for specified provisions).

There will be eight separate service agreements, with OneSteel businesses. Each services agreement will describe the services BHPT&L is to provide to the particular OneSteel business.

The OneSteel businesses in Newcastle and Whyalla receive rail freight forwarding services from BHPT&L under the RFDSAs. The third RFDSA in relation to the Sydney Steel Mill is currently being finalised.

The RFDSAs are supported by the linehaul service contracts between BHPT&L and National Rail Corporation Limited in relation to those rail corridors specified in each RFDSA.

Subject to the terms of the RFDSAs, the RFDSAs will remain in force until the expiry or termination of the last Related Supply Agreements. The Related Supply Agreements may, at the earliest, terminate on 31 December 2003, or will otherwise expire on 31 December 2007.

Third party transport arrangements
Prior to the restructure, the OneSteel businesses received the benefit of a number of formal and informal transportation agreements, for, in particular, road haulage with third party contractors. These agreements will not be affected by the Spin-out.

(i) Scrap supply arrangements
Historically BHP's cold ferrous feed and scrap metal feedstock requirements for steel making were aggregated and BHP supplemented scrap from its internal sources with purchases of scrap metal feedstock from a variety of scrap metal merchants to meet its overall steel making needs. BHP and OneSteel have entered into an agreement with a scrap metal merchant and with each other to ensure that the anticipated cold ferrous feed (including scrap feedstock) requirements for both companies will be met during the next five year period.

OneSteel will be able to satisfy current and anticipated cold ferrous feed (including scrap feedstock) requirements for steel making production at the Sydney Steel Mill facility by purchasing cold ferrous feed and scrap from merchant scrap suppliers and other scrap sources including BHP Steel. In particular, OneSteel has obtained from BHP Steel, access to a substantial volume of scrap feedstock over the next four years by agreement with BHP Steel.

BHP Steel's current and anticipated cold ferrous feed (including scrap feedstock) requirements will primarily be met in part from internal sources and in part by OneSteel and otherwise by direct supply from merchant scrap suppliers. OneSteel has agreed to supply a portion of the total scrap requirements for BHP's Port Kembla Steelworks. OneSteel has also agreed to manage certain scrap supply logistics for BHP's Port Kembla Steelworks. These arrangements are documented in an agreement which has a term ending 28 February 2005.

(j) Mining Agreement

Mining Agreement – OneSteel Manufacturing Pty Limited has agreed to grant to BHP Minerals Pty Ltd ("**BHP Minerals**") certain rights to explore for and mine non-steel making minerals and metals in the tenements granted to OneSteel Manufacturing Pty Limited in the Middleback Ranges. BHP Minerals will indemnify OneSteel Manufacturing Pty Limited for any activities that BHP Minerals conducts under this agreement on the tenements. BHP Minerals has also agreed not to impede the rights of OneSteel Manufacturing Pty Limited to mine the minerals it needs to operate the Whyalla Steelworks.

Term – the mining agreement, unless terminated earlier, terminates on the expiry of the last of the tenements.

(k) BHP Steel/OneSteel IT Shared Services Agreement

BHP Steel and OneSteel share certain information systems and associated infrastructure. BHP Steel and OneSteel have negotiated a contract to provide for continuing access to those systems. In addition, BHP Steel will make certain IT systems available so that OneSteel may create its own version of those systems.

Pricing for access to a shared system under the contract is based on a shared proportion of operating costs including the cost of systems management.

9.15.2 Third party contracts

(a) Natural gas supply arrangements

The Spin-out has necessitated the separation of key third party gas supply arrangements between BHP and OneSteel so that gas supply is maintained for BHP retained businesses and made available to OneSteel businesses. In order to achieve the separation, BHP and OneSteel have renegotiated a contract for the sale and purchase of natural gas between BHP Petroleum Pty Limited, BHP Petroleum (Bass Strait) Pty Limited, Esso Australia Resources Pty Ltd and a number of BHP Steel entities ("**Original Contract**") with the result that the Original Contract has been split into two contracts.

Nature of agreement – In order to effect the split, OneSteel and certain of its subsidiaries will execute a "Gas Implementation Agreement" with the parties to the Original Contract.

This agreement provides for:

- the amendment of the Original Contract to remove the OneSteel entities and adjust quantities (the resulting contract will govern the supply of natural gas to BHP Steel sites); and

- the creation of a new contract for the supply of gas to OneSteel sites in New South Wales ("**OneSteel Gas Supply Contract**") (which will be a document based on the terms and conditions of the Original Contract, with amended contract quantities).

Effect of agreement – The Gas Implementation Agreement is conditional upon satisfaction of conditions precedent associated with the Spin-out (which include, in particular, obtaining Court and BHP Shareholder approvals).

Term – Each of the Original Contract and the proposed OneSteel Gas Supply Contract are long term agreements.

Termination – The OneSteel Gas Supply Contract can be terminated by a party if another party fails to remedy a failure to make payment within 44 days.

Price – The price of gas to be supplied under the OneSteel Gas Supply Contract will be the same as that paid by BHP under the amended Original Contract. The price has two components, a commodity charge and a capacity charge. Both the charges apply on a per gigajoule basis calculated taking the aggregated amount of gas supplied to all sites. The price is reviewed approximately every three years.

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Sites serviced – The OneSteel Gas Supply Contract will provide gas for the Sydney Steel Mill site at Rooty Hill (NSW), the Newcastle bar mill, Newcastle rod mill, Newcastle wire mill, Pipe and Tube sites at Mayfield (NSW) and the Tyco Water (previously Tubemakers Water) site at Yennora (NSW).

(b) Electricity supply arrangements
Delta Electricity Contract

As part of the restructure in preparation for the Spin-out, BHP and OneSteel have agreed that BHP will continue to hold an agreement with Delta Electricity for the supply of electricity to BHP's Port Kembla Steelworks and OneSteel's Newcastle sites in its own name. As a result, OneSteel has agreed to indemnify BHP for BHP's obligations under its agreement with Delta Electricity to the extent that those obligations relate to the supply of electricity to the OneSteel sites in Newcastle.

Nature of agreement – The agreement between OneSteel and BHP is a "pass through" arrangement where BHP simply charges OneSteel those amounts charged by Delta Electricity for consumption of electricity at OneSteel's Newcastle sites.

Term – The agreement operates until at least 31 March 2007.

Termination – Either party may terminate by giving at least 12 months notice but notice cannot be given before 31 March 2006.

Price – Price is based on a base price which is varied each year in accordance with a formula which reflects changes in the market price (subject to ceilings and floors). Also certain regulated charges are payable and a minimum payment is payable. There is currently an order in place which exempts the payment of certain network electricity charges for electricity supplied to sites in Newcastle via the Delta Electricity contract.

Other electricity supply arrangements

OneSteel is party to a number of other agreements with electricity suppliers for the supply of electricity to its business sites. As part of the restructure relating to the Spin-out, certain existing electricity contracts to which BHP or a BHP subsidiary is a party, will be either assigned or novated to the relevant OneSteel subsidiary or will be renegotiated and separated between OneSteel and BHP.

(c) BOC Gases Agreement

BHP and OneSteel Manufacturing Pty Limited ("**OML**") and OneSteel have entered into an agreement for the supply of oxygen, nitrogen, argon and other products and services with BOC Gases Australia Limited ("**BOC**"). The agreement also sets out the terms on which BOC will establish and operate facilities at Whyalla to enable it to supply the gas.

This is a long term agreement and in anticipation of the Spin-out, the agreement provides for novation from BHP to OneSteel once OneSteel acquires the Whyalla Steelworks operations (prior to the Spin-out Date) and satisfies an agreed financial test.

(d) Henry Walker Agreement

The South Middleback Ranges Mining Contract was entered into on 6 November 1997 between BHP and Henry Walker Contracting Pty Ltd ("**Henry Walker**"). Arrangements will be put in place so that OneSteel Manufacturing Pty Limited will receive the benefit of the Henry Walker contract and the mines will continue to operate on the existing terms and conditions of the previous contract.

The contract is a services contract pursuant to which Henry Walker provides mining, ore processing, train loading and related services at OneSteel's open cut iron ore mining operations in the South Middleback Ranges in South Australia.

Term – The contract is medium term and will expire in November 2002.

Termination and force majeure – OneSteel may terminate the contract at any time for any reason under a "termination for convenience" provision. There are provisions which set out the costs and compensation payable to Henry Walker, and otherwise limit OneSteel's liability in that event. OneSteel may also terminate the contract if Henry Walker commits a substantial breach of the contract and does not properly respond to a "show cause" notice.

The contract is a rates contract meaning that the parties have agreed a schedule of rates payable for the services provided.

Operational risks associated with termination – The Contract has detailed provisions concerning handover of the operations by Henry Walker upon expiry or termination of the contract. While there are provisions that assist the control of operational risks associated with termination, there is always the possibility of production being affected by the process of OneSteel taking back the role of Henry Walker or engaging a new contractor at the end of the contract term.

(e) Bekaert Joint Venture Agreement

OneSteel is a 50% shareholder with NV Bekaert SA (a Belgian company) in Bekaert-BHP Steel Cord Pty Limited, a joint venture company which carries on the business of development, manufacture and sale of steel cords and bead wire for tyres and hose reinforcement wire in Australia and New Zealand ("**Bekaert Joint Venture**"). The Bekaert Joint Venture was established in March 1986 and, prior to the restructure BHP, held the 50% interests through a wholly owned subsidiary that is now OneSteel Limited.

OneSteel's obligations as a shareholder – The Bekaert Joint Venture has been established for a significant period of time and OneSteel's primary obligations (which related primarily to the establishment of the Bekaert Joint Venture) have been met. Going forward, aside from specific obligations as a shareholder in the joint venture company, OneSteel's primary interest in the Bekaert Joint Venture is as an investor.

Dividends – OneSteel is entitled to a portion of net profits made available for dividends in respect of each accounting period for cash distribution by the Bekaert Joint Venture to its shareholders.

Term – The principal Shareholders Agreement commenced on 20 March 1986 and continues in force for so long as NV Bekaert SA and OneSteel remain party to the agreement.

Termination – A party may terminate the Shareholders Agreement if the other party commits an unremedied breach or suffers an act of insolvency. In addition, the Bekaert Joint Venture may terminate if there is a change in the law that substantially impairs the performance of the joint venture.

(f) Information Technology Service Delivery Agreement

Under the current Information Technology Service Delivery Agreement between BHP and CSC Australia Pty Limited ("**CSC**"), express provision is made for divested BHP business units, including OneSteel, to continue to receive the full range of global IT services currently made available to the BHP Group for a period of seven years and on the basis of the pricing available to the BHP Group.

Agreements between BHP and CSC and CSC and OneSteel to extend the benefits of those IT arrangements to OneSteel are expected to be in place prior to the Spin-out Date.

(g) South Australian Indenture Agreements

Introduction – BHP's operations at the Whyalla Steelworks in South Australia are supported by two Indentures, both of which are ratified by South Australian legislation. They are:

- Broken Hill Proprietary Company's Indenture Act 1937; and
- Broken Hill Proprietary Company's Steelworks Indenture Act 1958 (together the "**Acts**").

Neither of the Indentures, or the Acts which support the Indentures, provided for a mechanism to enable BHP to transfer its rights and to allow OneSteel to assume the liabilities under the Indentures and the Acts.

Negotiations with the South Australian State Government – During March 2000, negotiations were held with representatives of the South Australian Government with the objective of amending the Indentures and their supporting Acts to allow BHP to transfer its rights and obligations under the Indentures and supporting Acts into a company within the OneSteel Group.

The outcome of these negotiations was:

- the execution of a Deed of Amendment on 30 March 2000;
- the passing of the Statutes Amendment (BHP Indentures) Act 2000, which received Royal Assent on 11 May 2000; and
- the execution of a Deed of Assignment and Assumption on 9 August 2000.

Deed of Amendment – The Deed of Amendment:

- amends both Indentures to allow the transfer of the rights and obligations of BHP under the Indentures with the consent of a Minister of the State, such consent to not be unreasonably withheld or delayed and to not be withheld or delayed in certain specified circumstances; and
- amends the 1958 Indenture to provide for the transfer from BHP to the State and to the City of Whyalla of certain land at Whyalla which is surplus to the requirements of the Whyalla Steelworks.

Statutes Amendment (BHP Indentures) Act 2000 – The Statutes Amendment (BHP Indentures) Act 2000:

- ratifies the Deed of Amendment and provides for the transfer of all other statutory rights and obligations set out in the supporting Acts to a transferee of the Indenture rights and obligations; and

- provides for the repeal of section 7 of the 1958 Act which currently gives BHP a certain measure of environmental protection in relation to its operations at the Whyalla Steelworks. The repeal of section 7 is to be effective only from the Spin-out Date (see Part 4.6.6 for further discussion).

Deed of Assignment and Assumption – The Deed of Assignment and Assumption:

- effects, and provides the consent of the State to, the assignment and assumption of the Indentures to OneSteel Manufacturing Pty Limited (and includes a release of BHP by the State); and

- provides the consent of the State to the proposed change in control and listing of OneSteel Manufacturing Pty Limited's parent company, OneSteel, to result from the Spin-out.

Associated negotiations – In conjunction with these negotiations with the State, negotiations were held with:

- the EPA in South Australia, to secure certain longer term environmental authorisations for operations at the Whyalla Steelworks; and

- the City of Whyalla, to secure its support for the Indenture amendments and to provide for the transfer of certain land and the payment of ex-gratia monies to the City of Whyalla.

(h) Loan Facility Agreement
OneSteel Finance Pty Limited, a subsidiary of OneSteel, has accepted an offer from Citibank NA and National Australia Bank Limited (also the "**Facility Agent**") for a Loan Note Facility of $900 million (the "**Loan Facility**").

In anticipation of entering into formal documentation for the Loan Facility, which is intended to occur prior to or on the Effective Date, OneSteel Finance Pty Limited has entered into a commitment letter with Citibank NA and National Australia Bank Limited. The commitment letter includes a term sheet which sets out the summary terms and conditions of the Loan Facility. The key aspects of the term sheet include:

Nature of the agreement – The Loan Facility will comprise a revolving credit facility under which loans are available in two tranches of equal amounts through the issue of loan notes. The first tranche must be repaid after three years and the second tranche must be repaid after five years. The purpose of the funds provided under the Loan Facility is to enable refinancing of loans owed to the BHP Group by the OneSteel Group and for general corporate purposes and is guaranteed and subject to a negative pledge by OneSteel and certain of its material subsidiaries.

Term – The three year tranche will terminate on the third anniversary of the signing of the Loan Facility. The five year tranche will terminate on the fifth anniversary of the signing of the Loan Facility.

Pricing – The pricing of the Loan Facility is generally consistent with that which a BBB rated company might obtain given the amount and terms of the debt, OneSteel being an independent, unrated entity and the current market conditions.

Undertakings – The Loan Facility contains undertakings by OneSteel and its subsidiaries that are customary for a facility of this nature.

Events of default – The Loan Facility contains events of default that are customary for facilities of this nature.

(i) Receivables Securitisation Programme
OneSteel Finance Pty Limited, a subsidiary of OneSteel has accepted a term sheet from Corporate Receivables Securitisation Pty Limited ("**CRS**") for a trade receivables securitisation programme ("**Programme**").

OneSteel Finance Pty Limited and CRS intend to conclude the formal documentation for the Programme prior to or on the Effective Date.

The Programme allows OneSteel to securitise an amount of its receivables on a revolving or one off basis, through CRS. The terms and conditions under which OneSteel can securitise its receivables are similar to the terms and conditions under which BHP has previously sold its receivables under a similar programme.

Under the Programme, OneSteel offers its outstanding receivables for purchase for a discounted cash amount. CRS may accept any offer at its discretion which is funded by the issuance of commercial paper by a wholly owned subsidiary of CRS. The discount applied to the face value of receivables sold into the Programme depends on several factors including CRS' cost of funds and the collection profile of the receivables.

The purpose of the funds provided under the Programme is to enable refinancing of loans owed by the OneSteel Group to the BHP Group and for general corporate purposes.

The Programme has a term of three years.

The Programme imposes certain collection responsibilities and other covenants on the OneSteel Group which are customary for a programme of this nature.

(j) Cash Advance Facility

One Steel has accepted an offer from National Australia Bank Limited for a cash advance facility of up to $50 million ("**Cash Advance Facility**")

In anticipation of entering into formal documentation for the Cash Advance Facility, which is intended to occur prior to the Effective Date, OneSteel has accepted a terms sheet with National Australia Bank Limited. The terms sheet sets out the summary terms and conditions of the Cash Advance Facility. The key aspects of the terms sheet include:

Nature of the agreement — The funds to be provided under the Cash Advance Facility are for general corporate purposes and are guaranteed and subject to a negative pledge by OneSteel and certain of its subsidiaries.

Term — The Cash Advance Facility must be repaid 364 days after the signing of the Cash Advance facility.

Undertakings — The Cash Advance Facility contains undertakings by OneSteel and its subsidiaries that are customary for a facility of this nature.

Events of default — The Cash Advance Facility contains events of default that are customary for a facility of this nature.

9.16 Overview of OneSteel constitution

9.16.1 Rights attaching to OneSteel Shares

The rights attaching to the ownership of OneSteel Shares are set out in the OneSteel constitution, a copy of which may be obtained by calling the BHP Share Department on 1300 655 140 (Australia only) or (61 3) 9609 3333 (international) 9.00 am to 5.00 pm weekdays Melbourne Time.

OneSteel's constitution describes many rights attaching to OneSteel Shares and the following is a summary of the principal rights. The summary does not contain all of the information included in OneSteel's constitution which should be read for a more complete description of shareholders' rights.

9.16.2 Issue of further shares

The OneSteel Directors control the issue of shares in OneSteel, subject to the Corporations Law, the Listing Rules and any special rights conferred on the holders of any shares or class of shares.

9.16.3 Transfer of OneSteel shares

OneSteel Shares are transferable after listing, subject to the Listing Rules and to the OneSteel constitution, by:

(a) the paperless system of transfer established by ASX known as CHESS, for CHESS Approved Securities;

(b) an instrument in writing in any usual or common form or in any other form approved by the One Steel Directors; and

(c) any other method of transfer of marketable securities which is recognised by the Corporations Law, Securities Clearing House ("**SCH**") and ASX and is approved by the OneSteel Directors.

The OneSteel Directors may, if permitted to do so by the Listing Rules:

(a) request SCH to apply a holding lock to prevent a transfer of CHESS Approved Securities registered on the CHESS subregister; and

(b) refuse to register a transfer of other shares in OneSteel.

The OneSteel Directors are obliged to refuse to register a transfer of shares if:

(a) the Listing Rules require OneSteel to do so; and

(b) the transfer is in breach of the Listing Rules or a restriction agreement.

9.16.4 Partial takeovers

OneSteel's constitution contains provisions regulating proportional takeover offers for shares in OneSteel in accordance with the Corporations Law.

These provisions cease to have effect three years after the later of their adoption or last renewal.

9.16.5 General meetings and notices

Each OneSteel Shareholder is entitled to receive notices of, attend and to vote at general meetings of OneSteel and to receive all notices, accounts, reports and other documents required to be sent to shareholders under the OneSteel constitution, the Corporations Law or the Listing Rules.

OneSteel may serve a notice on a OneSteel Shareholder:

(a) personally;

(b) by sending it by post to their registered address or an alternative address nominated by the OneSteel Shareholder; and

(c) by sending it to a fax number or electronic address nominated by the OneSteel Shareholder.

9.16.6 Voting

Subject to any rights or restrictions attaching to any class or classes of shares and to the OneSteel constitution each OneSteel Shareholder who is entitled to vote may vote in person or by proxy, attorney or representative.

On a show of hands, each OneSteel Shareholder present in person and each other person present as a proxy, attorney or representative has one vote. On a poll, each OneSteel Shareholder present personally or by proxy, attorney or representative has one vote for each fully paid share held by that OneSteel Shareholder.

9.16.7 Directors

The OneSteel Directors are subject to retirement by rotation and re-election by OneSteel Shareholders in a general meeting. At each annual general meeting one third of the OneSteel Directors and any OneSteel Director who has held office for three years or more must retire from office. The Managing Director is exempt from retirement by rotation. A OneSteel Director appointed by the OneSteel Directors (for example to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of OneSteel but is eligible for election at that meeting. The remuneration to be paid to the non-executive OneSteel Directors shall be an aggregate amount of $1.0 million per annum or any amount decided by the company at a general meeting.

9.16.8 Dividends

Subject to the Corporations Law, the OneSteel constitution and the rights of persons (if any) entitled to shares with special rights to dividend, the OneSteel Directors may determine that a dividend is payable, fix the amount and the time for payment and authorise that payment.

Subject to the rights of any persons entitled to shares with special rights as to dividends and to the terms of any shares issued to the contrary, when a dividend is paid:

(a) all fully paid ordinary shareholders receive the same sum on each share; and

(b) partly paid shareholders receive the proportion of the dividend per share that the amount paid up on their partly paid share represents to a fully paid ordinary share.

9.16.9 Reduction of capital

If OneSteel reduces its capital, it may distribute the capital reduction by cash or by the issue or transfer of shares or other securities, the grant of options or the transfer of assets. If the distribution of capital includes an issue or transfer of shares, the OneSteel Shareholder agrees, by the terms of OneSteel's constitution, to become a member of the company in which shares are being issued or transferred.

9.16.10 Winding up

If OneSteel is wound up, the liquidator may, with the sanction of a special resolution of OneSteel, divide among any person holding shares in OneSteel, in kind the whole or any part of the property of OneSteel. The liquidator may set such a value as it considers fair on any property to be so divided and may determine how the division is to be carried out.

9.16.11 Indemnification

Each OneSteel Director or secretary is indemnified out of the property of OneSteel against every liability incurred by them in their capacity as a OneSteel Director or Secretary and all legal costs incurred in defending or resisting proceedings in which they become involved because of that capacity. In certain circumstances, OneSteel is forbidden by statute to indemnify the person or an indemnity by OneSteel of the person against the liability or legal costs may be made void by statute.

9.17 Dividend reinvestment plan

OneSteel has established a dividend reinvestment plan ("**DRP**") which provides OneSteel Shareholders with a choice of reinvesting dividends paid on OneSteel Shares rather than receiving dividends in cash. The DRP has not yet commenced operation. The commencement date will be determined by the OneSteel Directors in their absolute discretion. However, it is not currently intended that the DRP would commence operating in the near future.

9.17.1 Participation

Participation in the DRP is optional and is open to all OneSteel Shareholders, except those OneSteel Shareholders whose registered addresses are in countries where, in the absence of a registration statement or other formality, participation would or might be unlawful.

Applications to participate must be in writing on the appropriate form. Participation may be either full or partial. Full participation applies in respect of all OneSteel Shares held in a shareholding account from time to time. Partial participation applies in respect of the specific number of OneSteel Shares specified by the OneSteel Shareholder, plus all OneSteel Shares issued under the DRP. Participation may be terminated or varied at any time in accordance with the terms of the DRP.

9.17.2 Issue price of OneSteel Shares

OneSteel Shares allotted under the DRP will be issued at the weighted average market price of all OneSteel Shares sold on ASX on the record date for the particular dividend and the four days immediately preceding that date on which OneSteel Shares traded on ASX, less such discount, if any, not exceeding 5%, as determined by the OneSteel Board from time to time ("**Weighted Average Price**"). If the number of OneSteel Shares that you are entitled to receive under the DRP is not a whole number, the number will be rounded down to the nearest whole number and a residual positive balance, being the fraction rounded down multiplied by the Weighted Average Price of OneSteel Shares, will be recorded in the OneSteel Shareholder's DRP Plan Account and carried forward to the determination of the next dividend entitlement.

9.17.3 ASX Listing

OneSteel will make application for quotation on ASX of any new OneSteel Shares allotted under the DRP.

9.17.4 Costs

No brokerage, commissions or other transaction costs will be payable by a participant in respect of the allotment of OneSteel Shares under the DRP. Under the present law, no stamp duty will be payable on the allotments of OneSteel Shares under the DRP.

9.17.5 Dividends and other rights

All dividend shares allotted under the DRP will rank equally in all respects with all other OneSteel Shares from the date of issue.

9.17.6 Modification, suspension and termination of DRP

The operation of the DRP may be suspended or terminated by the OneSteel Board at any time in its absolute discretion. The DRP may be suspended or terminated at any time by the OneSteel Board in its absolute discretion.

9.18 ASX Listing

On or about the date of this Scheme Booklet, application will be made to ASX for the admission of OneSteel to the official list of ASX and for official quotation of all OneSteel Shares.

9.19 CHESS and issuer sponsorship

OneSteel will apply to participate in the Clearing House Electronic Subregister System, known as CHESS, pursuant to the Listing Rules. Following the Spin-out, OneSteel will provide OneSteel Shareholders with a holding statement which sets out the number of OneSteel Shares transferred to each OneSteel Shareholder under the Spin-out. This notice will also advise OneSteel Shareholders of either their holder identification number ("**HIN**") in the case of a holding on the CHESS subregister or security holder reference number ("**SRN**") in the case of a holding on the issuer sponsored subregister.

Thereafter, if a OneSteel shareholding changes during a month, OneSteel Shareholders will receive a statement at the end of that month. OneSteel Shareholders may also request statements at any other time (although OneSteel may charge an administration fee).

9

9.20 Auditor

Arthur Andersen will continue to act as OneSteel's auditors.

9.21 OneSteel Directors' fees

OneSteel's constitution provides that the remuneration of non-executive OneSteel Directors will not be more than the aggregate fixed sum determined by the general meeting, but until the general meeting makes such a determination, not more than the sum determined by the OneSteel Directors. The OneSteel constitution provides that the annual aggregate remuneration of the non-executive OneSteel Directors will be no more than $1.0 million.

9.22 Retirement benefits for OneSteel Directors

OneSteel will enter into arrangements with each of the non-executive OneSteel Directors pursuant to which it will pay them retirement benefits on death or retirement from office.

Pursuant to the arrangements and subject to any restrictions imposed by the Corporations Law, the amount of the retirement benefits payable by OneSteel will be determined as follows:

The retirement benefits are calculated by reference to emoluments paid to non-executive OneSteel Directors and their tenure as non-executive OneSteel Directors less the amount of any benefits which the non-executive OneSteel Director will be entitled to receive from a complying superannuation fund by virtue of payments made to that fund by OneSteel.

The retirement benefit payable to a non-executive OneSteel Director will be:

- **less than three years service**
  the proportion of the amount payable at three years which equals the ratio of completed years served to a period of three years.

- **three years service**
  three times the average annual emoluments of the OneSteel Director over the three years preceding retirement.

- **over three years but less than ten years service**
  the amount payable at three years plus the proportion of the difference between the amounts payable at three years and at ten years which equals the ratio of the number of completed years served beyond three years to a period of ten years

- **ten or more years service**
  five times the average annual emoluments of the OneSteel Director over the three years preceding retirement, less the amount of any superannuation fund benefits paid or payable to the OneSteel Director attributable to payments made by or on behalf of OneSteel to the superannuation fund.

9.23 Deeds of indemnity, insurance and access for OneSteel Directors

OneSteel will enter into Deeds of Indemnity, Insurance and Access with each OneSteel Director ("**Deeds**"). In broad terms, the Deeds:

- provide an ongoing indemnity to OneSteel Directors and former OneSteel Directors against liabilities arising as a result of acting as a OneSteel Director, substantially in accordance with the terms of OneSteel's constitution;

- require OneSteel to maintain normal insurance policies taken up for the benefit of OneSteel Directors for the term of each OneSteel Director's appointment and seven years after the date on which the OneSteel Director ceases to be a director of OneSteel or a OneSteel Group company; and

- ensure that OneSteel Directors have access to OneSteel Board papers relating to their period in office, for a period of seven years, after the date on which the OneSteel Director ceases to be a director of OneSteel or a OneSteel Group company subject to strict confidentiality obligations and legal professional privilege restrictions.

OneSteel's constitution authorises OneSteel to enter into these Deeds with the OneSteel Directors and OneSteel proposes to do so in conjunction with the implementation of the Spin-out.

9.24 Experts' consents

The following parties have given their written consent (which has not been withdrawn at the time of registration of this Scheme Booklet by ASIC) on the following terms:

Arthur Andersen have given their consent to be named in this Scheme Booklet in the form and context in which they are named. They have also given their consent to the inclusion of and take responsibility for the Investigating Accountants' Report and to all references to that report in this Scheme Booklet in the form and context in which they are included. Arthur Andersen have only been involved in the preparation of this Scheme Booklet where they are named as Investigating Accountants being Part 5.4 and Part 11, or where tax implications are described being Part 1 (pages 15 to 16), Part 3.2.5, Part 3.4.5 and Part 8.

Grant Samuel & Associates Pty Limited has given its consent to be named in this Scheme Booklet as the Independent Expert in the form and context in which it is named. It has also given its consent to the inclusion of and takes responsibility for the Independent Expert's Report and to all references to that report in this Scheme Booklet in the form and context in which it is included.

Sullivan & Cromwell has given its consent to be named in this Scheme Booklet in the form and context in which it is named.

Freshfields has given its consent to be named in this Scheme Booklet in the form and context in which it is named.

Chapman Tripp has given its consent to be named in this Scheme Booklet in the form and context in which it is named.

CH2M Hill Australia Pty Limited has given its consent to be named in this Scheme Booklet in the form and context in which it is named.

9.25 Capital raising by OneSteel

OneSteel has not raised any capital for the three months before the date of lodgment of this Scheme Booklet for registration by ASIC and will not need to raise any capital for three months after the date of lodgment of this Scheme Booklet for registration by ASIC (other than the issue of OneSteel Shares to BHP for the purpose of ensuring OneSteel has sufficient issued fully paid ordinary shares to implement the Spin-out as contemplated in this Scheme Booklet or as otherwise contemplated under this Scheme Booklet).

9.26 Supplementary information

BHP will issue a supplementary document to this Scheme Booklet if it becomes aware of any of the following between the date of lodgment of this Scheme Booklet for registration by ASIC and the Listing Date:

- a material statement in this Scheme Booklet is false or misleading;

- a material omission from this Scheme Booklet;

- a significant change affecting a matter included in this Scheme Booklet; or

- a significant new matter has arisen and it would have been required to be included in this Scheme Booklet.

Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, BHP may circulate and publish any supplementary document by:

- placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;

- posting the supplementary document on BHP's website; and

- making an announcement to ASX.

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10

Schemes of Arrangement and Explanatory Statements

Part 10.1 - Fully Paid Scheme

Scheme of Arrangement

pursuant to section 411 of the Corporations Law between

The Broken Hill Proprietary Company Limited
(ABN 49 004 028 077)
and **holders of its Fully Paid Shares**

1 Interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

BHP means The Broken Hill Proprietary Company Limited.

BHP Share Register means any register of members of BHP kept pursuant to the Corporations Law.

BHP Share Registry means the BHP Share Department, Level 5, 120 Collins Street, Melbourne Victoria 3000.

BHP Shares means shares in the capital of BHP and **BHP Shareholders** means the holders of BHP Shares.

Business Day means a business day as defined in the Listing Rules.

Capital Reduction means the reduction of the share capital of BHP in accordance with the Capital Reduction Resolution.

Capital Reduction Resolution means an ordinary resolution in the form set out in the notice of general meeting dated 28 August 2000 sent to BHP Shareholders.

Close of Registers means 5.00 pm on the Record Date.

Court means the Supreme Court of Victoria.

Fully Paid Capital Entitlement means, in relation to a Fully Paid Scheme Shareholder, so much of the amount allocated to the Fully Paid Scheme Shareholder under the Capital Reduction Resolution as is attributable to the Fully Paid Scheme Shares held by the Fully Paid Scheme Shareholder.

Fully Paid Effective Date means the day on which an office copy of the Court order approving the Fully Paid Scheme pursuant to section 411(4)(b) of the Corporations Law is lodged with ASIC by BHP.

Fully Paid Scheme means the scheme of arrangement between BHP and that class of its members who hold Fully Paid Shares as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Law.

Fully Paid Scheme Share means a Fully Paid Share on issue at the Close of Registers.

Fully Paid Scheme Shareholder means a person registered on the BHP Share Register at the Close of Registers as the holder of a Fully Paid Scheme Share after registration of all transfer and transmission applications as provided for in clause 4.11 and after application of clause 4.3(d).

Fully Paid Share means a fully paid ordinary share in the capital of BHP and **Fully Paid Shareholder** means a holder of Fully Paid Shares.

Implementation Deed means the agreement between BHP and OneSteel dated on 26 August 2000 and described in clause 2.3.

Ineligible Overseas Shareholder means a Fully Paid Scheme Shareholder whose address on BHP's Share Register at the Close of Registers is outside Australia, New Zealand, the United Kingdom and the Channel Islands, the United States of America, Singapore, Hong Kong and Canada.

Listing Date means the first Business Day after the Fully Paid Effective Date or such later date on which trading in OneSteel Shares (on a deferred settlement basis or otherwise) commences on ASX.

Listing Rules means the official listing rules of ASX.

OneSteel means OneSteel Limited (ABN 63 004 410 833).

OneSteel Entitlement Number has the meaning set out in clause 4.3.

OneSteel Shares means fully paid ordinary shares in the capital of OneSteel.

Record Date means the fifth Business Day after the Fully Paid Effective Date or such other date as permitted by ASX waiver of the Listing Rules.

Registered Address means, in relation to a BHP Shareholder, the address shown in the BHP Share Register.

Sale Agent means CSFB Third Nominees Pty Limited (ACN 007 053 849) or such other person nominated by BHP to sell the OneSteel Shares referable to the Ineligible Overseas Shareholders under the terms of this scheme.

Spin-out Date means:

(a) if the Fully Paid Effective Date occurs on 20 October 2000, 31 October;

(b) if the Fully Paid Effective Date occurs after 20 October and on or before 31 October, three Business Days after the Record Date; and

(c) if the Fully Paid Effective Date is any date in November 2000, the later of three Business Days after the Record Date or 30 November 2000, and in a like manner for each succeeding month if the Fully Paid Effective Date should occur in that month.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Law;

(b) the singular includes the plural and vice versa;

(c) each gender includes each other gender;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later; and

(j) the interpretation of a substantive provision is not affected by any heading.

2 Preliminary

2.1 BHP

(a) BHP is a public company incorporated in the State of Victoria and is a company limited by shares. It has its registered office at Level 45, 600 Bourke Street, Melbourne Victoria 3000.

(b) BHP is a company admitted to the official list of ASX and Fully Paid Shares are quoted on the stock market conducted by ASX.

2.2 OneSteel

(a) OneSteel is a public company incorporated in Victoria and will be, until the Spin-out Date, a subsidiary of BHP. It has its registered office at Level 23, 1 York Street, Sydney New South Wales 2000.

(b) OneSteel operates BHP's long products steel division.

2.3 Implementation Deed

BHP and OneSteel have entered into the Implementation Deed to facilitate *inter alia* the implementation of the Fully Paid Scheme and the Capital Reduction. In particular, OneSteel has agreed that it will observe all the provisions of the Fully Paid Scheme and the Capital Reduction which relate to it and to do everything within its power that is necessary to give full effect to the Fully Paid Scheme and the Capital Reduction.

2.4 End Date

The Fully Paid Scheme will lapse and be of no further force or effect if the Spin-out Date has not occurred on or before 30 June 2001.

2.5 Proper law

The proper law of the Fully Paid Scheme is the law of the State of Victoria.

3 Capital Reduction

On the Spin-out Date, BHP will reduce its share capital in accordance with the Capital Reduction Resolution.

4 The Fully Paid Scheme

4.1 Conditions Precedent to the Fully Paid Scheme

The Fully Paid Scheme is conditional upon the following conditions precedent:

(a) the passing of the Capital Reduction Resolution;

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(b) the approval of the Fully Paid Scheme by the requisite majority of Fully Paid Shareholders at the meeting of Fully Paid Shareholders convened by the Court pursuant to section 411 of the Corporations Law;

(c) the approval of the Fully Paid Scheme, with or without modification, by the Court making an order under section 411(4)(b) of the Corporations Law;

(d) the approval of ASX for the admission of OneSteel to the official list of ASX and for official quotation of OneSteel Shares on ASX, subject only to the Fully Paid Scheme taking effect and such other conditions acceptable to the board of directors of BHP; and

(e) the lodgment with ASIC of an office copy of the Court order approving the Fully Paid Scheme pursuant to section 411(4)(b) of the Corporations Law.

4.2 Fully Paid Effective Date

The Fully Paid Scheme will take effect on and from the Fully Paid Effective Date.

4.3 OneSteel Entitlement Number

(a) There shall be calculated in respect of each Fully Paid Scheme Shareholder, in accordance with the following paragraphs (b), (c) and (d), a number designated the OneSteel Entitlement Number.

(b) Subject to clause 4.3(d), if the number of the Fully Paid Scheme Shares held by the Fully Paid Scheme Shareholder is one only, that person's OneSteel Entitlement Number is also one.

(c) Otherwise, and subject always to clause 4.3(d),the Fully Paid Scheme Shareholder's OneSteel Entitlement Number is the number produced by dividing the number of that person's Fully Paid Scheme Shares by four and:

  (i) if a fraction of one-half or three-quarters results, rounding up to the next whole number above; and

  (ii) if a fraction of one-quarter results, rounding down to the next whole number below.

(d) If BHP is of the opinion that several Fully Paid Scheme Shareholders, each of whom holds one, two or three Fully Paid Scheme Shares or a holding which results in a fractional entitlement of the type in clauses 4.3(b) or 4.3(c)(i) have, before the

Close of Registers, been party to shareholding splitting or division in an attempt to obtain unfair advantage by reference to the rounding up provided for in clauses 4.3(b) or 4.3(c)(i), BHP may give notice to those Fully Paid Scheme Shareholders:

  (i) setting out the names and Registered Addresses of all of them;

  (ii) stating that opinion; and

  (iii) attributing to one of them specifically identified in the notice the Fully Paid Scheme Shares held by all of them,

and, after the notice has been so given, the Fully Paid Scheme Shareholder specifically identified in the notice shall, for the purposes of clauses 4.3(b) and (c), be taken to hold all those Fully Paid Scheme Shares and each of the others of the Fully Paid Scheme Shareholders whose names and Registered Addresses are set out in the notice shall, for the purposes of clauses 4.3(b) and (c), be taken to hold no Fully Paid Scheme Shares.

4.4 Entitlements of Fully Paid Scheme Shareholders

(a) The Fully Paid Capital Entitlement of each Fully Paid Scheme Shareholder shall, on the Spin-out Date, be applied by BHP as consideration for the sale and transfer by BHP of that number of OneSteel Shares which is equal to the Fully Paid Scheme Shareholder's OneSteel Entitlement Number, the purchaser and the transferee of those OneSteel Shares from BHP, being:

  (i) if the Fully Paid Scheme Shareholder is an Ineligible Overseas Shareholder - the Sale Agent; and

  (ii) otherwise - the Fully Paid Scheme Shareholder.

(b) BHP will transfer OneSteel Shares to each transferee in conformity with clause 4.4(a) and by so doing will be taken to warrant to each transferee that every such OneSteel Share shall be held and enjoyed by that transferee free from any right, interest or claim on the part of BHP or any person claiming through, under or in trust for BHP.

(c) If BHP has given notice under clause 4.3(d), BHP, in causing the Fully Paid Capital Entitlement to be applied in accordance with clause 4.4(a) in respect of the Fully Paid Scheme Shareholder specifically identified in the clause 4.3(d) notice as the deemed holder of all the specified Fully Paid Scheme Shares, shall be taken to have satisfied and discharged its obligations to the other Fully Paid Scheme Shareholders named in the clause 4.3(d) notice under the Capital Reduction and this scheme. The other Fully Paid Scheme Shareholders named in a clause 4.3(d) notice shall have no claim against BHP for any Fully Paid Capital Entitlement they would have had but for the operation of clause 4.3(d).

4.5 Ineligible Overseas Shareholders

Where clause 4.4(a)(i) applies in relation to the Fully Paid Capital Entitlement of a Fully Paid Scheme Shareholder, BHP will procure that the Sale Agent:

(a) as soon as reasonably practicable (and in any event not more than 10 Business Days after the later of the Listing Date and the Spin-out Date), sells for the benefit of the Fully Paid Scheme Shareholder all the OneSteel Shares sold and transferred to the Sale Agent under clause 4.4(a)(i) in consideration of the application of the Fully Paid Scheme Shareholder's Fully Paid Capital Entitlement;

(b) accounts to the Ineligible Overseas Shareholder for the net proceeds of sale (on an averaged basis so that all Ineligible Overseas Shareholders receive the same price per OneSteel Share, subject to rounding to the nearest whole cent) and any income referable to those OneSteel Shares, after deduction of any applicable brokerage, stamp duty and other taxes and charges, at the Ineligible Overseas Shareholder's risk in full satisfaction of the Ineligible Overseas Shareholder's rights under this clause 4; and

(c) remits the net proceeds of sale in respect of the Ineligible Overseas Shareholders under this clause 4.5, such proceeds to be dispatched by mail to the Ineligible Overseas Shareholder's Registered Address by cheque either in:

(i) Australian currency drawn on an Australian bank; or

(ii) the currency of the country in which the Ineligible Overseas Shareholder's Registered Address is situated, being converted at the exchange rate between that currency and the Australian currency at a date not more than 15 Business Days

after the sale of the last of the Ineligible Overseas Shareholders' entitlements.

4.6 Registration of transfers of OneSteel Shares

BHP must procure that Fully Paid Scheme Shareholders, other than Ineligible Overseas Shareholders, are registered as the holders of the OneSteel Shares to which they are entitled pursuant to clause 4.4 by 10.00 pm on the Spin-out Date.

4.7 Appointment of agent

Each Fully Paid Scheme Shareholder, without the need for any further act, irrevocably appoints BHP as its agent for the purpose of executing any document or doing any other act necessary to give effect to the Fully Paid Scheme, including without limitation:

(a) the execution of any form required to effect the transfer of OneSteel Shares to the Fully Paid Scheme Shareholder or the Sale Agent in accordance with the terms of the Fully Paid Scheme;

(b) the communication of the Fully Paid Scheme Shareholder's agreement under clause 4.8 and instructions under clause 4.9.

BHP, as agent of each Fully Paid Scheme Shareholder, may subdelegate its functions under this clause to all of its directors and secretaries (jointly and severally).

4.8 Agreement to become a member of OneSteel

Each Fully Paid Scheme Shareholder, other than Ineligible Overseas Shareholders, agrees to become a member of OneSteel, to have their name entered in any register of members of OneSteel and accepts the OneSteel Shares on the terms and conditions of the constitution of OneSteel.

4.9 Instructions to BHP considered instructions to OneSteel

Any binding instruction between a Fully Paid Scheme Shareholder and BHP relating to Fully Paid Scheme Shares (including, without limitation, any instructions relating to payment of dividends or to communications from BHP) will from the Close of Registers be deemed, by reason of the Fully Paid Scheme, to be a similarly binding instruction to and accepted by OneSteel in respect of OneSteel Shares transferred to Fully Paid Scheme Shareholders until that instruction is revoked or amended in writing addressed to OneSteel at its share registry.

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4.10 Despatch of holding statements

As soon as practicable after the later of the Listing Date or the Spin-out Date, BHP will procure that OneSteel, in accordance with the Listing Rules, forwards to the Fully Paid Scheme Shareholders, other than Ineligible Overseas Shareholders, holding statements for OneSteel Shares to which they are entitled by prepaid post to the Fully Paid Scheme Shareholder at their Registered Address at the Close of Registers, unless that Fully Paid Scheme Shareholder has directed otherwise.

4.11 Dealings in BHP Shares by Fully Paid Scheme Shareholders

For the purpose of establishing who are Fully Paid Scheme Shareholders and their respective entitlements, dealings in Fully Paid Shares will be recognised by BHP provided that:

(a) in the case of dealings of the type to be effected on the Clearing House Electronic Sub-register System, the transferee is registered as the holder of the Fully Paid Shares on or before the Close of Registers; and

(b) in all other cases, if registrable transfers or transmission applications in respect of those dealings are received at the BHP Share Registry during business hours on or before the Close of Registers.

4.12 Fully Paid Scheme Shareholders' consent

Fully Paid Scheme Shareholders consent to BHP doing all things necessary, incidental or expedient to the implementation and performance of the Fully Paid Scheme and acknowledge that the Fully Paid Scheme binds BHP and all of the Fully Paid Shareholders from time to time (including those who do not attend the meeting of Fully Paid Shareholders to approve the Fully Paid Scheme, do not vote at that meeting or vote against the Fully Paid Scheme).

4.13 Amendments to the Fully Paid Scheme

Should the Court propose to approve the Fully Paid Scheme subject to any alterations or conditions, BHP may, by its counsel, consent to those alterations or conditions on behalf of all persons concerned (including a Fully Paid Scheme Shareholder).

4.14 Fully Paid Scheme binding

To the extent of any inconsistency between the Fully Paid Scheme and BHP's constitution, the Fully Paid Scheme overrides BHP's constitution and binds BHP and all Fully Paid Shareholders.

4.15 Further assurance

BHP will execute all deeds and other documents and do all acts and things as may be necessary, incidental or expedient for the implementation and performance of the Fully Paid Scheme.

4.16 Costs

BHP shall pay any stamp duty and other costs which are payable on or in respect of the Fully Paid Scheme or on any document referred herein, including, without limitation, all costs, brokerage and stamp duty payable in connection with the transfer by BHP to Fully Paid Scheme Shareholders or the Sale Agent of OneSteel Shares in accordance with this clause 4.

Part 10.2 - Fully Paid Scheme - Explanatory Statement

The Explanatory Statement for the Fully Paid Scheme incorporates all parts of this Scheme Booklet other than Parts 10.3 and 10.4 and the notices of meeting on pages 214 to 220.

Part 10.3 - Partly Paid Scheme

Scheme of Arrangement

pursuant to section 411 of the Corporations Law between

The Broken Hill Proprietary Company Limited (ABN 49 004 028 077)
and **holders of its Partly Paid Shares**

1 Interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

BHP means The Broken Hill Proprietary Company Limited.

BHP Share Register means any register of members of BHP kept pursuant to the Corporations Law.

BHP Share Registry means the BHP Share Department, Level 5, 120 Collins Street, Melbourne Victoria 3000.

BHP Shares means Fully Paid Shares and Partly Paid Shares and **BHP Shareholders** means the holders of BHP Shares.

Business Day means a business day as defined in the Listing Rules.

Capital Reduction means the reduction of the share capital of BHP in accordance with the Capital Reduction Resolution.

Capital Reduction Resolution means an ordinary resolution in the form set out in the notice of general meeting dated 28 August 2000 sent to BHP Shareholders.

Close of Registers means 5.00 pm on the Record Date.

Court means the Supreme Court of Victoria.

Executive Share Scheme means the BHP Executive Share Scheme approved by BHP Shareholders at the Annual General Meeting of BHP on 22 September 1987 and as subsequently amended.

Fully Paid Effective Date means the day on which an office copy of the Court order approving the Fully Paid Scheme pursuant to section 411(4)(b) of the Corporations Law is lodged with ASIC by BHP.

Fully Paid Scheme means the scheme of arrangement between BHP and that class of its members who hold Fully Paid Shares, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Law.

Fully Paid Share means a fully paid ordinary share in the capital of BHP.

Implementation Deed means the agreement between BHP and OneSteel dated on 26 August 2000 and described in clause 2.3.

Interim Call means the interim call made by BHP under clause 4.3(c).

Listing Rules means the official listing rules of ASX.

OneSteel means OneSteel Limited (ABN 63 004 410 833).

OneSteel Shares means fully paid ordinary shares in the capital of OneSteel.

Partly Paid Capital Entitlement means, in relation to a Partly Paid Scheme Shareholder, so much of the amount allocated to the Partly Paid Scheme Shareholder under the Capital Reduction Resolution as is attributable to the Partly Paid Scheme Shares held by the Partly Paid Scheme Shareholder.

Partly Paid Effective Date means the day on which an office copy of the Court order approving the Partly Paid Scheme pursuant to section 411(4)(b) of the Corporations law is lodged with ASIC by BHP.

Partly Paid Scheme means the scheme of arrangement between BHP and that class of its members who hold Partly Paid Shares as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Law.

Partly Paid Scheme Share means a Partly Paid Share on issue at the Close of Registers.

Partly Paid Scheme Shareholder means a person registered on the BHP Share Register at the Close of Registers as the holder of a Partly Paid Scheme Share after registration of any transmission applications as provided for in clause 4.7.

Partly Paid Share means a partly paid ordinary share in the capital of BHP, issued pursuant to the terms of the Executive Share Scheme and **Partly Paid Shareholder** means a holder of Partly Paid Shares.

Record Date means the fifth Business Day after the Fully Paid Effective Date or such other date as permitted by ASX waiver of the Listing Rules.

Registered Address means, in relation to a BHP Shareholder, the address shown in the BHP Share Register.

Spin-out Date means:

(a) if the Fully Paid Effective Date occurs on 20 October 2000, 31 October;

(b) if the Fully Paid Effective Date occurs after 20 October and on or before 31 October, three Business Days after the Record Date; and

(c) if the Fully Paid Effective Date is any date in November 2000, the later of three Business Days after the Record Date or 30 November 2000, and in a like manner for each succeeding month if the Fully Paid Effective Date should occur in that month.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Law;

(b) the singular includes the plural and vice versa;

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(c) each gender includes each other gender;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later; and

(j) the interpretation of a substantive provision is not affected by any heading.

2 Preliminary

2.1 BHP

(a) BHP is a public company incorporated in the State of Victoria and is a company limited by shares. It has its registered office at Level 45, 600 Bourke Street, Melbourne Victoria 3000.

(b) BHP is a company admitted to the official list of ASX and Fully Paid Shares are quoted on the stock market conducted by ASX.

(c) Partly Paid Shares issued by BHP under the Executive Share Scheme are held by current and former executives of BHP.

2.2 OneSteel

(a) OneSteel is a public company incorporated in Victoria and will be, until the Spin-out Date, a subsidiary of BHP. It has its registered office at Level 23, 1 York Street, Sydney New South Wales 2000.

(b) OneSteel operates BHP's long products steel division.

2.3 Implementation Deed

BHP and OneSteel have entered into the Implementation Deed to facilitate *inter alia* the implementation of the Fully Paid Scheme, Partly Paid Scheme and the Capital Reduction. In particular, BHP and OneSteel have agreed that

they will observe all the provisions of the Fully Paid Scheme, the Partly Paid Scheme and the Capital Reduction which relate to them and to do everything within their power that is necessary to give full effect to the Fully Paid Scheme, the Partly Paid Scheme and the Capital Reduction.

2.4 End Date

The Partly Paid Scheme will lapse and be of no further force or effect if the Spin-out Date has not occurred on or before 30 June 2001.

2.5 Proper law

The proper law of the Partly Paid Scheme is the law of the State of Victoria.

3 Capital Reduction

On the Spin-out Date, BHP will reduce its share capital in accordance with the Capital Reduction Resolution.

4 The Partly Paid Scheme

4.1 Conditions Precedent to the Partly Paid Scheme

The Partly Paid Scheme is conditional upon the following conditions precedent:

(a) the satisfaction of all the conditions set out in clause 4.1 of the Fully Paid Scheme;

(b) the approval of the Partly Paid Scheme by the requisite majority of Partly Paid Shareholders at the meeting of Partly Paid Shareholders convened by the Court pursuant to section 411 of the Corporations Law;

(c) the approval of the Partly Paid Scheme, with or without modification, by the Court making an order under section 411(4)(b) of the Corporations Law;

(d) the lodgment with ASIC of an office copy of the Court order approving the Partly Paid Scheme pursuant to section 411(4)(b) of the Corporations Law not later than the Close of Registers.

4.2 Effective Date for the Partly Paid Scheme

The Partly Paid Scheme will take effect from the Partly Paid Effective Date.

4.3 Amendment of the terms of issue of the Partly Paid Scheme Shares

Each Partly Paid Scheme Share is, on and after the Partly Paid Effective Date, held on the following terms:

(a) BHP is permitted, in its absolute discretion, where BHP undertakes an equal reduction and return of capital on BHP Shares, to make an interim call in respect of each Partly Paid Scheme Share equal to the amount per BHP Share returned to BHP Shareholders on the capital reduction;

(b) BHP is required, as the agent of each Partly Paid Scheme Shareholder, where it has made an interim call in respect of each Partly Paid Scheme Share under clause 4.3(a), to apply the amount per BHP Share returned to BHP Shareholders under the capital reduction to meet the interim call;

(c) BHP must, in connection with the Capital Reduction, make an interim call on the Partly Paid Scheme Shares of each Partly Paid Scheme Shareholder equal to the Partly Paid Scheme Shareholder's Partly Paid Capital Entitlement; and

(d) BHP is required, as the agent of the Partly Paid Scheme Shareholder on whom the Interim Call is made, to apply the Partly Paid Scheme Shareholder's Partly Paid Capital Entitlement to meet the Interim Call.

4.4 Making the Interim Call

BHP must, on the Partly Paid Effective Date, make the Interim Call and is hereby deemed to have done so on that date.

4.5 Application of Partly Paid Capital Entitlement to meet the Interim Call

Each Partly Paid Scheme Shareholder authorises and directs BHP to apply the Partly Paid Capital Entitlement to meet and discharge the Interim Call and BHP agrees that it will so pay the Partly Paid Capital Entitlement to meet the Interim Call on the Partly Paid Scheme Shares of that Partly Paid Scheme Shareholder.

4.6 Appointment of Agent

Each Partly Paid Scheme Shareholder, without the need for any further act, irrevocably appoints BHP as its agent for the purpose of executing any document or doing any other act necessary to give effect to the Partly Paid Scheme, including without limitation, the direction to pay, and payment of, that Partly Paid Scheme Shareholder's Partly Paid Capital Entitlement to satisfy the Interim Call on each Partly Paid Scheme Share.

BHP, as agent of each Partly Paid Scheme Shareholder, may subdelegate its functions under this clause to all of its directors and secretaries (jointly and severally).

4.7 Dealings in BHP Shares by Partly Paid Scheme Shareholders

For the purpose of establishing who are Partly Paid Scheme Shareholders:

(a) the relevant time for determining whether the BHP Shares are partly paid is the Close of Registers; and

(b) any transmission application in respect of Partly Paid Shares received by the BHP Share Registry during business hours on or before the Close of Registers will be recognised.

4.8 Partly Paid Scheme Shareholders' consent

Partly Paid Scheme Shareholders consent to BHP doing all things necessary, incidental or expedient to the implementation and performance of the Partly Paid Scheme and acknowledge that the Partly Paid Scheme binds BHP and all of the Partly Paid Shareholders from time to time (including those who do not attend the meeting of Partly Paid Shareholders to approve the Partly Paid Scheme, do not vote at that meeting or vote against the Partly Paid Scheme).

4.9 Amendments to the Partly Paid Scheme

Should the Court propose to approve the Partly Paid Scheme subject to any alterations or conditions, BHP may, by its counsel, consent to those alterations or conditions on behalf of all persons concerned (including a Partly Paid Scheme Shareholder).

4.10 Partly Paid Scheme binding

To the extent of any inconsistency between the Partly Paid Scheme and BHP's constitution or the Partly Paid Scheme and the Executive Share Scheme, the Partly Paid Scheme overrides both BHP's constitution and the Executive Share Scheme and binds BHP and all Partly Paid Scheme Shareholders.

4.11 Further assurance

BHP will execute all deeds and other documents and do all acts and things as may be necessary, incidental or expedient for the implementation and performance of the Partly Paid Scheme.

Part 10.4 - Partly Paid Scheme - Explanatory Statement

This is the Explanatory Statement required by Part 5.1 of the Corporations Law in relation to the Partly Paid Scheme. The purpose of this Explanatory Statement is to explain the terms of the Partly Paid Scheme, the manner in which the Partly Paid Scheme will be considered and

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implemented (if approved) and to provide such information as is prescribed or otherwise material for the decision of Partly Paid Shareholders whether to approve the Partly Paid Scheme.

10.4.1 What is the Partly Paid Scheme?

BHP is proposing a scheme of arrangement between itself and its Partly Paid Shareholders, under which the terms of the Partly Paid Shares will be amended to require the application of the Reduction Amount to meet an interim call on those Partly Paid Shares in accordance with the amended terms, at the Spin-out Date.

On 11 August 2000, BHP had on issue 6,643,000 Partly Paid Shares held by 30 current and former BHP senior executives. These shares have been issued to senior BHP executives under the Executive Share Scheme ("ESS"), approved by BHP Shareholders in September 1987. These shares are not listed on ASX. The Partly Paid Shares were issued at the market value of Fully Paid Shares at their date of issue for a nominal initial application amount of either $0.01 or $0.05 per Partly Paid Share. The balance is payable as a single call not later than 14 days after notice is given by BHP. This notice cannot be given before the termination of the Partly Paid Shareholder's employment nor later than two years after termination of employment. The balance of the issue price due may be adjusted by reference to the market price of BHP Shares at the final call, taking into account the price effects of any bonus, rights or other issue since the date of issue of the BHP Shares which are being paid up.

The terms of the ESS do not currently make any specific provision for the treatment of the Partly Paid Shareholders on a reduction of capital nor for BHP to make an interim call. The Partly Paid Scheme will amend the terms of the ESS to provide that BHP can make an interim call in respect of all amounts of capital returned to BHP Shareholders by way of an equal reduction of capital and require the Partly Paid Shareholders to apply these amounts in satisfaction of such interim calls. This means that the $0.66 of capital returned in respect of each Partly Paid Share will, if the Partly Paid Scheme becomes effective, be applied to meet an interim call made by BHP of $0.66 per Partly Paid Share.

10.4.2 Why are there two schemes of arrangement?

The Capital Reduction is an equal reduction of capital, that is, it applies equally to all BHP Shares, whether the BHP Shares are fully or partly

paid. Notwithstanding this, the BHP Directors believe that it is in the best interests of BHP Shareholders as a whole that the proceeds of the Capital Reduction be applied differently for the Fully Paid Shares and the Partly Paid Shares. The BHP Directors consider that implementation of the Spin-out Proposal should only be contingent upon the approval of the Capital Reduction by BHP's Shareholders and the Fully Paid Scheme becoming effective. Given the relatively small number of Partly Paid Shares, the BHP Directors do not consider that approval of the Partly Paid Scheme should be a prerequisite for implementation of the Spin-out Proposal.

10.4.3 What happens if the Partly Paid Scheme is approved or not approved?

If the Partly Paid Scheme is approved by the Partly Paid Shareholders, BHP will seek Court orders approving that scheme at the same time as it approaches the Court for orders approving the Fully Paid Scheme. On lodging the Court order approving the Partly Paid Scheme with ASIC, it will become effective and each Partly Paid Shareholder at the Close of Registers will have the Reduction Amount on the Spin-out Date returned on each Partly Paid Share held at the Close of Registers applied to meet the interim call approved under the amended terms of the Partly Paid Scheme.

Implementation of the Spin-out Proposal is not, however, conditional upon the Partly Paid Scheme being approved by the Partly Paid Shareholders. If the Partly Paid Scheme is not approved, the Spin-out Proposal will still be implemented, provided that all other approvals are obtained. If the Partly Paid Scheme is not approved by the Partly Paid Shareholders, then they will receive the $0.66 return of capital per Partly Paid Share by cheque. This amount may be taxable as a capital gain.

10.4.4 What are the tax implications if the Partly Paid Scheme is approved or not?

If the Partly Paid Scheme is approved and becomes effective, the Reduction Amount will be compulsorily applied to meet an interim call and should not be taxable. Partly Paid Shareholders will not receive any OneSteel Shares.

If the Partly Paid Scheme is not approved, Partly Paid Shareholders will receive the Reduction Amount by cheque. In these circumstances, the difference between the Reduction Amount and the initial call on each Partly Paid Share (that is, the extent to which the capital reduction exceeds the cost base of those Partly Paid Shares) may be taxable as a capital gain in the hands of Partly Paid Shareholders.

See Part 8 for further discussion of the tax consequences of the Spin-out for Partly Paid Shareholders.

10.4.5 Partly Paid Scheme Meeting

On 28 August 2000, the Court ordered a meeting of Partly Paid Shareholders to be convened to consider and if thought fit, approve the Partly Paid Scheme, with or without amendment or modification. This meeting is to be held at the Adelaide Convention Centre, North Terrace, Adelaide on Tuesday 17 October 2000 at 12 noon Adelaide Time or as soon thereafter as the Fully Paid Scheme Meeting has concluded or been adjourned. The notice convening this Scheme Meeting is set out on pages 219 to 220 of this Scheme Booklet.

The orders of the Court convening the Partly Paid Scheme Meeting are not and should not be treated as an endorsement by the Court, or any other expression of opinion by the Court of the Partly Paid Scheme.

10.4.6 Entitlement to attend and vote at the Partly Paid Scheme Meeting

The Court has determined that each BHP Shareholder who is registered on the BHP Share Register as the holder of a Partly Paid Share at 2.00 pm Melbourne Time on Sunday 15 October 2000 is entitled to attend and vote, either in person by attorney or by proxy at the Partly Paid Scheme Meeting.

Voting at the Partly Paid Scheme Meeting will be by poll.

10.4.7 Majority required to approve the Partly Paid Scheme

The Partly Paid Scheme will be binding on all Partly Paid Shareholders and on BHP if, and only if:

(a) the Capital Reduction Resolution is approved at the General Meeting;

(b) a resolution approving the Partly Paid Scheme is passed by:

   (i) a majority in number of Partly Paid Shareholders, present and voting, either in person or by proxy; and

   (ii) 75% of the votes cast on the resolution;

(c) it is approved by order of the Court;

(d) the Fully Paid Scheme becomes effective according to its terms; and

(e) an office copy of the Court order approving the Partly Paid scheme is lodged with ASIC.

10.4.8 Timetable and steps involved in implementation of the Partly Paid Scheme

(a) Effective Date

The effective date of the Partly Paid Scheme is the date on which the office copy of the Court order approving Partly Paid Scheme pursuant to section 411(4)(b) of the Corporations Law is lodged with ASIC by BHP.

(b) Notice to ASX and other stock exchanges on which BHP is listed

Upon the Partly Paid Scheme becoming effective, BHP will give notice of that fact to ASX and to other stock exchanges on which BHP is listed. In addition, BHP will lodge a copy of this Scheme Booklet with the SEC under cover of Form 6-K.

(c) Record Date for determining Partly Paid Shareholders participating in the Partly Paid Scheme

Partly Paid Shareholders registered on the BHP Share Register at the Close of Registers are entitled to participate in the Partly Paid Scheme.

(d) Determination of Partly Paid Shareholders participating in the Partly Paid Scheme

Partly Paid Shares are not transferable while partly paid.

For the purpose of determining an entitlement to the Capital Reduction and participation in the Partly Paid Scheme, any dealing in Partly Paid Shares will be recognised provided that transmission applications in respect of those dealings are received by BHP at the BHP Share Department during business hours on or before the Close of Registers.

BHP will not accept for registration or recognise for the purpose of determining an entitlement under the Capital Reduction or the Partly Paid Scheme, any transmission application in respect of Partly Paid Shares if received after the Close of Registers.

(e) Timetable

An indicative timetable appears on pages 2 and 3 of this Scheme Booklet under the heading "Important Times and Dates". The times and dates in the indicative timetable may change

10

depending on a number of factors, some of which are outside the control of BHP, for example the timing of seeking Court approval of the Partly Paid Scheme.

10.4.9 Action to be taken by Partly Paid Shareholders

A Partly Paid Shareholder who wishes to vote at the General Meeting and at the Partly Paid Scheme Meeting may vote in person, by proxy, by attorney or, in the case of a corporation, by an authorised representative.

(a) Appointment of proxy

A Partly Paid Shareholder wishing to appoint a proxy in respect of the Meetings should complete and sign the proxy form accompanying this Scheme Booklet and the separate proxy form sent to them in respect of the Partly Paid Scheme Meeting and send them to the BHP Share Department, in accordance with the directions on the proxy forms. The proxy forms may be sent to the BHP Share Department either in the pre-addressed envelope provided or by following the procedures set out on the proxy forms. The proxy forms must be received by the BHP Share Department not later than 2.00 pm Melbourne Time on Sunday 15 October 2000.

By completing and returning the proxy forms, a Partly Paid Shareholder is not precluded from attending the Meetings in person and voting in person at those Meetings or from revoking their proxy. However, if a Partly Paid Shareholder appoints a proxy and subsequently attends and votes at any of the Meetings, that Partly Paid Shareholder will be deemed to have automatically revoked their proxy in respect of any resolutions which they vote on.

(b) Attendance in person

A Partly Paid Shareholder wishing to vote in person at the Meetings should bring the letter accompanying the proxy form included with this Scheme Booklet with them to facilitate their admission to the Meetings.

10.4.10 Independent Expert's opinion

The BHP Board has commissioned an independent expert, Grant Samuel & Associates, to prepare a report stating whether, in its opinion, the Partly Paid Scheme is in the best interests of Partly Paid Shareholders.

Grant Samuel & Associates has concluded that the issue for Partly Paid Shareholders is whether or not it is better to vote against the Partly Paid Scheme and receive the Reduction Amount in cash immediately, but also possibly pay tax on this amount, or vote in favour of the Partly Paid Scheme and receive the benefit of the Reduction Amount at a later date (when the Partly Paid Shares are paid up) but also defer the tax liability. Grant Samuel & Associates added that the net value effect will depend on each Partly Paid Shareholder's individual circumstances and issues such as tax rates, the timing of payment of the outstanding amounts on their Partly Paid Shares and the timing of the ultimate disposal of the Partly Paid Shares they hold. Some Partly Paid Shareholders will be better off if the Partly Paid Scheme is not approved and others will be better off if it is approved. See Part 12 for the Grant Samuel & Associates full report.

10.4.11 Implications if the Partly Paid Scheme does not proceed

Where the Spin-out Proposal, including Capital Reduction and Fully Paid Scheme, is approved, but the Partly Paid Scheme is not approved the Reduction Amount will not be applied to meet an interim call on the Partly Paid Shares. Rather, the Partly Paid Shareholders will receive the Reduction Amount by cheque with the potential tax consequences referred to above. If the Spin-out Proposal, including the Capital Reduction and Fully Paid Scheme, is not approved, the Partly Paid Scheme will not become effective. In those circumstances Partly Paid Shareholders will not receive the Reduction Amount or have that Reduction Amount applied as an interim call on their Partly Paid Shares.

10.4.12 Other information

Partly Paid Shareholders should also refer to additional information contained in Part 9 in relation to the recommendation of the BHP Directors, their entitlements and intentions and certain other statutory matters. Partly Paid Shareholders should also refer to the remainder of this Scheme Booklet as it provides information relevant to the Partly Paid Shareholders' consideration of the Capital Reduction Resolution and the Partly Paid Scheme.

11

Investigating Accountants' Report

Scheme Booklet



31 August 2000

The Directors
The Broken Hill Proprietary Company Limited
Level 45 BHP Tower
Bourke Place
600 Bourke Street
Melbourne Victoria 3000
Australia

Arthur Andersen
A Member Firm of Andersen Worldwide SC

363 George Street
Sydney NSW 2000

GPO Box 4329
Sydney NSW 2001

Tel   61 2 9993 6000
Fax 61 2 9993 3300
DX 1340 Sydney

Dear Sirs

Investigating Accountants' Report

1. Introduction

This report has been prepared at the request of the directors of BHP for inclusion in a shareholder scheme booklet to be dated on or about 31 August 2000 relating to the Spin-out of OneSteel from the BHP Group (the "Scheme Booklet").

We have been requested to report on the historical financial information contained in Part 5.4 of the Scheme Booklet. The nature of this financial information, the scope of the work we have undertaken and the results of that work are set out below.

2. Historical Financial Information

The historical financial information presented in Part 5.4 of the Scheme Booklet contains the pro forma consolidated financial statements of OneSteel and its controlled entities ("the OneSteel Group") as at 30 June 2000 and for the 13 months then ended and pro forma consolidated results for the two years ended 31 May 1999 and 1998. The historical financial information has been prepared on the basis that the OneSteel Group has been in existence since 1 June 1997. In preparing this historical financial information, management has considered the need for it to be adjusted to reflect changes in the operations and accounting policies of the OneSteel Group to enable comparability of the performance of the OneSteel Group over the three periods and comparability with its performance in future periods. Details of these assumptions and adjustments are detailed in the notes to the pro forma consolidated financial statements.

The historical financial information presented in Part 5.4 of the Scheme Booklet comprises:

• Pro forma consolidated balance sheet as at 30 June 2000;

• Pro forma consolidated profit and loss statements for the 13 months ended 30 June 2000 and the two years ended 31 May 1999 and 1998;

• Pro forma consolidated statements of operating and investing cash flows for the 13 months ended 30 June 2000 and the two years ended 31 May 1999 and 1998; and

• Notes to the financial statements set out above.

Information in the pro forma consolidated profit and loss statement is presented to the EBIT level and cash flow information is presented for certain operating and investing activities only.



3. Scope of Work

3.1 Pro forma results for the two years ended 31 May 1999 and 1998

The pro forma consolidated profit and loss statement and the pro forma consolidated statement of operating and investing cash flows for the two years ended 31 May 1999 and 1998 in Part 5.4 of the Scheme Booklet have not been audited. They have been derived from the accounting records, and where applicable, the financial statements of the businesses that will comprise the OneSteel Group as if they had been included in the OneSteel Group throughout the two years ended 31 May 1999 and 1998.

We have performed a review of this information in accordance with AUS 902 "Review of Financial Reports" in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the pro forma results have not been properly drawn up so as to present fairly, in accordance with the basis of preparation, assumptions and accounting policies as set out in Part 5.4 of the Scheme Booklet, the financial performance of the OneSteel Group for the two years ended 31 May 1999 and 1998.

A review is limited primarily to inquiries of the OneSteel Group personnel and analytical procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit; thus, the level of assurance provided is less than that provided by an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the pro forma results included in Part 5.4 of the Scheme Booklet for the two years ended 31 May 1999 and 31 May 1998.

3.2 Pro forma consolidated financial statements at 30 June 2000 and for the 13 months then ended

We have audited the pro forma consolidated financial statements of the OneSteel Group at 30 June 2000 and for the 13 months then ended. Our audit was conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial statements were free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial statements and the evaluation of accounting policies and significant accounting estimates. These procedures were undertaken to form an opinion whether, in all material respects, the pro forma consolidated financial statements were presented fairly in accordance with the bases of preparation, assumptions and accounting policies set out in Part 5.4 of the Scheme Booklet so as to present a view of the OneSteel Group which was consistent with our understanding of its financial position, results of operations and cash flows.

4. Statements of Opinion

4.1 Pro forma consolidated results for the two years ended 31 May 1999 and 1998

Based on our review, which is not an audit, we have not become aware of any matter that would cause us to believe that the pro forma consolidated results for the two years ended 31 May 1999 and 1998 have not been properly drawn up in accordance with the bases of preparation, assumptions and accounting policies set out in Part 5.4 of the Scheme Booklet, so as to give a true and fair view of the performance of the OneSteel Group for the two years ended 31 May 1999 and 1998.



4.2   Pro forma consolidated financial statements at 30 June 2000 and for the 13 months then ended

In our opinion, the pro forma consolidated financial statements have been properly drawn up in accordance with the bases of preparation, assumptions and accounting policies set out in Part 5.4 of the Scheme Booklet so as to give a true and fair view of the financial position of the OneSteel Group as at 30 June 2000 and of its performance for the 13 month period ended on that date.

5.   Events occurring after balance date

To the best of our knowledge and belief, there are no material items, transactions or events not already disclosed in this report subsequent to 30 June 2000 that have come to our attention during the course of our preparation of this report that would cause the information contained within this report to be misleading.

Yours faithfully,

Arthur Andersen

Independent Expert's Report

G R A N T

S A M U E L

& A S S O C I A T E S

LEVEL 30

COLONIAL CENTRE

52 MARTIN PLACE

SYDNEY NSW 2000

GPO BOX 4301

SYDNEY NSW 2001

TELEPHONE (02) 9324 4211

FAX (02) 9324 4301

31 August 2000

The Directors
The Broken Hill Proprietary Company Limited
Level 45
BHP Tower - Bourke Place
600 Bourke Street
Melbourne   VIC   3000

Dear Sirs


Proposed Spin-out of OneSteel Limited


1   Introduction

In October 1999, The Broken Hill Proprietary Company Limited ("BHP") announced that it intended to divest those parts of its steel business that did not fit its long term strategy of focussing BHP as a world class natural resources company with a steel component. As part of this process, BHP's steel operations were restructured into three key groups - Flat Products and Coated Products (centred around the Port Kembla steelworks), an integrated Australian long products and distribution business and the United Sates steel operations. BHP proposed to retain only the flat and coated products business (where it enjoys global scale in its operations) and to divest the others.

On 25 February 2000, BHP announced its intention to divest its long products and distribution business by spinning out the new entity, OneSteel Limited ("OneSteel"), and listing it on the Australian Stock Exchange ("ASX"). Shares in OneSteel will be transferred to BHP's existing fully paid shareholders on a pro-rata basis ("the proposed spin-out").

The proposed spin-out is to be implemented by a capital reduction ("the capital return") and Schemes of Arrangement ("the Schemes") between BHP and its shareholders. Separate Schemes will apply to shareholders holding fully paid shares ("the fully paid shares Scheme") and shareholders holding partly paid shares ("the partly paid shares Scheme"). BHP will make a capital return of $0.66 per share which:

- for shareholders holding fully paid shares, will be compulsorily applied to the purchase of shares in OneSteel at a cost of $2.64 per OneSteel share. Each BHP fully paid shareholder will receive one fully paid ordinary share in OneSteel for every four fully paid ordinary shares held in BHP; and

- for shareholders holding partly paid shares, will be applied to meet an interim call on each partly paid share. Shareholders holding partly paid shares will not receive any shares in OneSteel.

The capital reduction of $0.66 per BHP share is equivalent to the estimated fair value per share of OneSteel as at 31 October 2000 (the date that the spin-out is expected to be effected). This value reflects the fair value of assets and liabilities which were used to transfer the businesses to OneSteel, which in aggregate is similar to their book value, and funds provided by OneSteel's external lenders of $789 million ($689 million of borrowings and $100 million from securitisation of receivables).


GRANT SAMUEL & ASSOCIATES PTY LIMITED (ABN 28 050 036 372)

LEVEL 30, COLONIAL CENTRE 52 MARTIN PLACE SYDNEY 2000 TELEPHONE (02) 93244211 FAX (02) 93244301

LEVEL 6, 1 COLLINS STREET MELBOURNE 3000 TELEPHONE (03) 96547300 FAX (03) 96547338

LEVEL 12, ARTHUR ANDERSEN TOWER NATIONAL BANK CENTRE 209 QUEEN STREET AUCKLAND TELEPHONE (64 9) 9127777 FAX (64 9) 9127788


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The proposed spin-out requires the approval of BHP shareholders in relation to:

■ the capital return to BHP shareholders; and
■ the Schemes.

The major elements of the proposed spin-out are interdependent. Completion of the proposed spin-out requires approval by holders of fully paid shares of both the capital return and the fully paid shares Scheme. Failure by BHP shareholders to approve either of these elements will result in the proposed spin-out not proceeding. However, if the partly paid shares Scheme is not approved, the proposed spin-out will still be implemented provided that all other approvals are obtained. If the partly paid shares Scheme is not approved, the shareholders holding partly paid shares will receive the capital return in cash.

This report has been prepared by Grant Samuel & Associates Pty Limited ("Grant Samuel") to assist the Directors of BHP in advising shareholders in relation to the proposed spin-out. This report should not be used for any other purpose. In particular, it is not intended that this report should be used for any purpose other than as an expression of Grant Samuel's opinion as to whether the proposed spin-out is in the best interests of BHP shareholders. The report will accompany the Notices of Meetings and the Scheme Booklet to be sent to BHP shareholders.

2   Summary of Opinion

In Grant Samuel's opinion, the proposed spin-out of OneSteel is, on balance, in the best interests of BHP's fully paid shareholders. In essence, BHP shareholders are simply splitting their current investment into two parts, one in BHP (excluding the long products and distribution business) and a separate investment in OneSteel. The main attractions of the spin-out are:

■ **shareholders can retain their exposure to the upside potential in the earnings of OneSteel while still preserving the opportunity to realise a full control value through a takeover at some future time. The decision as to sale is effectively transferred to individual shareholders;**

■ **shareholders will have flexibility to manage their investment exposure; and**

■ **the proposed spin-out should lead to operational improvements:**

   • **there will be greater management and board focus on each business;**
   • **OneSteel will be better positioned to compete aggressively and exploit growth opportunities; and**
   • **there will be market disciplines imposed on the board and management of OneSteel.**

In addition, there may be benefits from greater financial disclosure and sharemarket awareness. Accordingly, it is reasonable to anticipate that shareholder value may be enhanced relative to what it would be under the current structure. However, this is only likely to be realised over time and, in any event, is far from certain.

None of these benefits are easily quantifiable and, accordingly, evaluation of the proposed spin-out is subjective. Several are of a longer term strategic nature. None of the benefits are individually compelling but, collectively, are meaningful. Having regard to the nature of the proposed spin-out and the avoidance of value leakage, the proposed spin-out is likely to mean that BHP fully paid shareholders will ultimately be better off, notwithstanding the costs, disadvantages and risks.

- 3 -

3   Key Conclusions

- ■ **The restructuring is essentially neutral.**

    BHP fully paid shareholders will receive one share in OneSteel for every four BHP shares. There is no purchase or sale of equity in either BHP or OneSteel to third parties. BHP shareholders will initially own, in aggregate, 100% of OneSteel. In essence, BHP shareholders are simply splitting their current investment into two parts, one in BHP (excluding the long products and distribution business) and a separate investment in OneSteel.

    The effective economic interest of BHP shareholders in the underlying businesses is unchanged. In this respect, the proposed spin-out is essentially neutral.

- ■ **Shareholders will have an exposure to the upside potential from improved earnings while preserving the opportunity to obtain a control premium through a takeover at a later date. However, they are forgoing an immediate trade sale.**

    Normally, a business can be sold to a trade buyer or corporate purchaser for a higher value than shares in the company would trade at on the stock exchange. However, in this instance:

    - • OneSteel management believes that there is potential to improve the earnings of OneSteel over the next two to three years. However, trade buyers may not have been prepared to pay a price today that fully reflects this potential. There is no certainty that there would in fact be any premium reflected in an immediate trade sale;

    - • under the proposed spin-out the decision to retain or realise an investment in the OneSteel business is effectively transferred to each individual shareholder (as to both price and timing);

    - • shareholders can decide to retain their exposure to the OneSteel business and capture the benefit of the earnings improvement (if it is achieved) in due course; and

    - • the proposed spin-out preserves the opportunity for shareholders to obtain a full control value for their OneSteel interest at some future time through a takeover offer. OneSteel is likely to be of interest to a number of potential acquirers.

- ■ **Shareholders will have flexibility to manage their investment exposure.**

    The spin-out will provide shareholders with flexibility in managing their investment exposure. At present, BHP shareholders must choose between an exposure to both the resources and the steel businesses or to neither. The risk/return profile of the global resources business is quite different from that of the domestic steel business, reflecting significantly differing cash flow attributes, industry and competitive conditions, financial market conditions and geographical characteristics. Following the proposed spin-out, shareholders will have the choice of investing in either or both of the resources business and the steel business (although BHP will retain a steel component) in whatever proportion, or to whatever extent, they wish. This should be attractive to investors who base their investment decisions, at least in part, on specific industry exposures. In circumstances such as this where there are limited synergies between the different business segments, it is more efficient for investors to choose the extent and mix of their investment exposure than for companies to impose a choice on them.

- ■ **The proposed spin-out should lead to greater management and board focus on each business.**

    The proposed spin-out should enable management of OneSteel to focus on the demands of a domestic steel business while freeing management of BHP to concentrate on improving the remaining existing operations. OneSteel will also have an experienced board of directors focussed solely on its business. As part of BHP, the OneSteel businesses inevitably have to compete for attention particularly because of the relatively small size of individual business units. The creation of a listed pure steel company should enable a closer alignment of management initiatives and incentives with the performance of the OneSteel business. With two separate senior management teams, there should be greater capacity

- 4 -

than there is with just the existing BHP senior management team to achieve productivity improvements and to capitalise on future growth opportunities.

In theory, BHP should be able to achieve similar management focus and alignment for the OneSteel business within the current structure. Nevertheless, it is realistic to expect that the proposed spin-out will result in some benefits in terms of increased focus, not least because of the involvement of an active board and the public scrutiny and disciplines that come with being a stand alone listed company.

■ **The proposed spin-out should enable BHP and OneSteel to pursue their operational and strategic objectives and growth opportunities with greater independence and flexibility.**

OneSteel will be free to compete aggressively with its competitors and to pursue growth opportunities without having to consider any possible consequences on other BHP businesses that currently supply products and/or services to those competitors.

The growth and development of OneSteel will not be constrained by internal competition for capital within BHP. In recent years, BHP has had capital expenditure limits that constrained the steel business. There was limited capacity to pursue growth initiatives.

Growth and development opportunities will be funded independently and in a manner that best suits the operational and financial characteristics of each company. This may lead to a more efficient use of capital. While OneSteel will have balance sheet gearing of approximately 38-42.5%[1], it is expected that the strong cash flows generated by the company will enable it to reduce this level of debt over a relatively short period of time. The financial structure is not expected to cause any significant limitations on OneSteel and, in any event, it has direct access to equity markets. However, OneSteel will have less financial capacity than BHP to pursue large acquisition opportunities (at least where cash is required).

■ **The costs, disadvantages and risks created by the proposed spin-out are reasonable in the context of the transaction as a whole.**

The proposed spin-out has a number of costs, disadvantages and risks including:

- one-off transaction costs, of which approximately $41.9 million will be incurred subsequent to the shareholders meeting;

- higher costs comprising:

  - additional administration costs and additional listed company costs for OneSteel; and

  - higher financing costs for OneSteel compared to financing under the BHP umbrella.

  These incremental costs have been estimated to be in the order of $11-12 million per year based on OneSteel's initial gearing. There is also the potential for higher operating costs when certain existing arrangements expire (eg. electricity);

- loss of interdivisional and group synergies such as knowledge transfers (eg, steelmaking, market intelligence) and, for OneSteel, the benefits of being part of a group with the market power and presence of BHP in the Australian economy (although there are also downsides to this position);

- certain shareholders based in overseas jurisdictions ("ineligible shareholders") will not be able to receive OneSteel shares and will only receive the proceeds from a sale of their shares. However, this will only apply to approximately 1% of the issued capital;

---

[1] Balance sheet gearing is calculated as total borrowings (defined as current and non-current borrowings excluding finance leases) as a percentage of total borrowings and shareholders' equity. The two figures shown are based on total borrowings of $731 million and $874 million respectively. OneSteel's borrowings are expected to increase from $731 million to $874 million as it builds up working capital not transferred by BHP. In addition, OneSteel will have a receivables securitisation facility of $100 million.

12

- 5 -

- eligible overseas shareholders will only be able to deal with OneSteel shares through the ASX;

- there are adverse tax consequences for some shareholders (see below);

- OneSteel does not have a track record. There are risks in the new board/management relationship and in the establishment of a stand alone organisational infrastructure;

- there will be an ongoing relationship between BHP and OneSteel, primarily the supply of Flat Products and Coated Products by BHP to OneSteel's Market Mills and Distribution divisions. Contractual arrangements on a normal commercial basis have been put in place but there is a risk that, in future, BHP may lose some of this supply to imports (eg. through breakdown of the commercial relationship or as a result of a takeover of OneSteel); and

- the much smaller size of OneSteel may make it less able to readily absorb the impact of significant adverse events than if OneSteel remains a wholly owned subsidiary of BHP.

In Grant Samuel's opinion, these issues are reasonable in the context of the benefits of the spin-out.

■ **There should be a positive impact on shareholder value in the longer term. However, this may not be achieved in the short term.**

In the longer term, it is reasonable to anticipate that the cumulative benefits of the impact of market disciplines on OneSteel, increased management focus, independence, the ability to compete aggressively and pursue growth opportunities, increased investor interest and greater financial disclosure should enhance shareholder value. This view is supported by the evidence from extensive academic and other studies on the impact of spin-outs in the United States and elsewhere. However, it should be recognised that:

- the benefits are, at least to some extent, a matter of investor perception rather than unambiguous quantifiable evidence; and

- a spin-out is not a guarantee of future absolute performance. The issue is whether performance is likely to be better relative to what it would have been in the absence of the proposal.

Moreover, in the short term, the impact on shareholder value is more uncertain and the aggregate value of shareholders' interests in BHP and OneSteel may possibly be less than BHP's price would have been in view of factors such as the following:

- the potential overhang from shareholders not wanting to hold OneSteel shares. There are a number of factors that may contribute to this selling pressure including:

  - many recent shareholders may have bought BHP shares because of its "turnaround" potential with a new management team and strategic direction as a natural resources company. OneSteel shares may therefore not be of interest;

  - the relatively small size of OneSteel (compared with BHP) may cause some shareholders to rationalise their investments, particularly overseas institutions; and

  - there will be a large number of OneSteel shareholders who will receive small parcels of OneSteel shares. This may result in these shareholders selling their OneSteel shares because the holding is too small. However, while large in number, these shareholders do not represent a large percentage of OneSteel's market capitalisation.

  The absence of a sale facility and the associated formal bookbuild to develop institutional demand prior to listing may mean these factors have an adverse impact on the OneSteel share price in the short term;

- the absence of publicly available earnings forecasts prepared by OneSteel to demonstrate the expected improvement in earnings performance;

- 6 -

- the market may discount the earnings improvement potential until it is demonstrated sufficiently to build investor confidence; and

- the incremental costs will be incurred immediately while many of the benefits will take some time to translate into earnings.

In other words, it is not clear that OneSteel will be initially valued more highly than it is currently implicitly valued as part of BHP. In this context, the early performance of recent spin-outs and demergers in Australia has not been particularly encouraging.

■ **The spin-out should be largely tax neutral.**

Australian fully paid shareholders should not incur any direct tax liabilities as a result of the restructuring. For Australian capital gains tax ("CGT") purposes, OneSteel shares acquired through the Scheme will be attributed a cost base of $2.64 per share (equivalent to $0.66 per BHP share). The cost base of BHP shares will be reduced by an equivalent amount of $0.66 per share. The net effect for Australian resident shareholders is that the combined cost base remains the same.

Shareholders holding shares acquired before September 1985, who would otherwise not be subject to CGT on disposal of their BHP shares, will become subject to CGT on any gain realised by sale of OneSteel shares at prices above the allocated cost base. This will disadvantage those shareholders.

Shareholders should refer to the section of the Scheme Booklet which addresses the tax consequences for shareholders in more detail.

The spin-out is also expected to bring forward certain corporate tax payments. These payments will be made by OneSteel during the year ended 30 June 2001 as it will not have access to BHP's carried forward tax losses. This has a small adverse impact on financing costs but, at the same time, it should allow OneSteel's dividends in that year to be franked.

■ **Aggregate dividends may be higher.**

Future dividends are not certain and will depend on dividend policies and other circumstances at the time. However, it appears likely that the aggregate dividends paid by BHP and OneSteel will be at least equal to the dividends that would have been paid by BHP in the absence of the proposed spin-out.

OneSteel is expected to pay a dividend in respect of the year ending 30 June 2001 in accordance with its stated dividend policy. That dividend is expected to be fully franked as a result of the tax payment to be made in that year.

■ **The impact on BHP is not material.**

The proposed spin-out does not have a material impact on BHP. It remains a major natural resources business with substantial activities in minerals and oil and gas. The only effect is to reduce the extent of its steel activities such that they become a smaller part of BHP's portfolio of business operations. The financial impacts are summarised below:

Impact of Spin-out on BHP ($ millions)			
	Actual before Spin-out	Pro Forma after Spin-out	% Change
Total assets as at 30 June 2000	29,344	26,695	(9.0)
Shareholders' funds attributable to members of BHP as at 30 June 2000	10,353	9,155	(11.6)
Revenue for the 13 months ended 30 June 2000	21,506	19,086	(11.3)
EBITDA[2] for the 13 months ended 30 June 2000	5,980	5,663	(5.3)
Earnings per share for the 13 months ended 30 June 2000	$1.15	$1.12	(2.5)

---

[2]   Earnings before interest expense, tax, depreciation and amortisation.

- 7 -

■ **The position of partly paid shareholders.**

In considering the impact of the proposed spin-out, partly paid shareholders should be aware that:

- as they will not receive OneSteel shares, not all the benefits of the spin-out will apply to them. Only those benefits attributable to BHP will be relevant;

- to the extent that OneSteel shares initially trade at prices above $2.64 (equivalent to $0.66 per BHP share), partly paid shareholders will be disadvantaged relative to fully paid shareholders. To the extent that the initial trading price is lower than $2.64 they will be advantaged; and

- there is no certainty as to the price at which OneSteel shares will trade. The transfer price is similar to book value but the actual share price will depend on a wide variety of factors at the time of listing.

However, even if partly paid shareholders vote against the relevant resolution, the proposed spin-out will still proceed and they will receive $0.66 in cash per BHP share. In this respect, the real issue for partly paid shareholders is whether it is better to:

- vote against the partly paid shares Scheme and receive $0.66 in cash immediately but also probably pay tax on most of this amount; or

- vote in favour of the partly paid shares Scheme and receive the benefit of the $0.66 at a later date (when the shares are paid up) but also defer the tax liability.

The net value effect will depend on each shareholder's individual circumstances and issues such as tax rate, the timing of paying up the outstanding capital and the timing of the ultimate disposal of the BHP shares. Some partly paid shareholders will be better off if the partly paid shares Scheme is not approved and others will be better off if it is. If partly paid shareholders vote against the partly paid shares Scheme they will retain the cash ($0.66 less tax) even if the BHP share price subsequently falls below the issue price of the partly paid shares.

■ **The spin-out does not materially prejudice the interests of creditors of BHP or OneSteel.**

The capital return will reduce BHP's equity base by approximately $1.181 billion. The impact on key financial ratios is summarised below together with OneSteel's key ratios:

Impact on Financial Position			
	BHP		OneSteel Pro Forma[3]
	Actual before Spin-out	Pro Forma after Spin-out[4]	
As at 30 June 2000			
Balance sheet gearing	42.7%	42.5%	42.4%
13 months ended 30 June 2000			
EBITDA/Borrowing costs (times)	8.1	8.6	4.5
EBIT/Borrowing costs (times)	5.0	5.3	2.6

The implications for creditors are summarised below:

- ordinary short term and longer term creditors are directly exposed to the financial position of the particular companies in the group with which they trade. With the exception of the BHP parent company, the financial position of these individual companies (including those transferring to OneSteel) should not change as a result of the spin-out. In any event, the short term creditors will be largely repaid in the short term and will have the opportunity to reassess for themselves whether or not they wish to grant continued credit to BHP or OneSteel; and

---

[3]   Assuming total borrowings of $874 million (including build up of working capital) with no repayment and an effective interest rate of 7.5% per annum.

[4]   Assuming a $974 million reduction in total borrowings ($874 million plus $100 million).

- 8 -

- to the extent that creditors are exposed to the overall financial risk of the respective groups:

  - the financial position of the BHP group is not materially changed. As debt is also effectively transferred to OneSteel, BHP's balance sheet and interest cover ratios actually improve (on a pro forma basis);

  - BHP does not expect that its credit ratings will be adversely affected by the proposed spin-out;

  - the balance sheet gearing of OneSteel is similar to that of BHP and is considered reasonable having regard to its business activities, cash flow profile and financial budgets; and

  - the new lenders to OneSteel have made their own judgements as to OneSteel's financial risk in the full knowledge of its position. The new facilities of $950 million will be unsecured and rank equally with ordinary creditors of OneSteel.

4   Other Matters

Grant Samuel's opinion should not be construed as a recommendation as to whether or not to vote in favour of the resolutions. Approval or rejection of the proposed spin-out is a matter for individual shareholders based on their own circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the proposed spin-out should consult their own professional adviser.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

This letter represents only a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with, and as an integral part of, this letter.

Yours faithfully

GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

The Broken Hill Proprietary Company Limited



INDEPENDENT EXPERT'S REPORT
ON THE PROPOSED SPIN-OUT OF
ONESTEEL LIMITED

Grant Samuel & Associates Pty Limited

August 2000

12

Table of Contents

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1   Details of the Proposal

In October 1999, The Broken Hill Proprietary Company Limited ("BHP") announced that it intended to divest those parts of its steel business that did not fit its long term strategy of focussing BHP as a world class natural resources company with a steel component. As part of this process, the steel operations were restructured into three key groups:

- Flat Products and Coated Products. This business is based on the Port Kembla steelworks in New South Wales;
- Long Products and Distribution; and
- the United States steel operations.

In order to implement this restructuring, BHP's Structural & Pipeline Products business and Tubemakers Merchandising (previously part of the Building & Industrial Products division) were transferred to the Long Products division in November 1999, to form an integrated Australian steel long products and distribution business. BHP's 50.01% interest in the listed New Zealand company, Steel & Tube Holdings Limited ("Steel & Tube") was added to the business in December 1999.

On 25 February 2000, BHP announced its intention to divest its steel long products and distribution business by spinning out the new entity, OneSteel Limited ("OneSteel") and listing it on the Australian Stock Exchange ("ASX"). Shares in OneSteel will be transferred to BHP's existing fully paid shareholders on a pro-rata basis ("the proposed spin-out").

The proposed spin-out is to be implemented by a capital reduction ("the capital return") and Schemes of Arrangement ("the Schemes") between BHP and its shareholders. Separate Schemes will apply to shareholders holding fully paid shares ("the fully paid shares Scheme") and shareholders holding partly paid shares ("the partly paid shares Scheme"). BHP will make a capital return of $0.66 per share which:

- for shareholders holding fully paid shares, will be compulsorily applied to the purchase of shares in OneSteel at a cost of $2.64 per OneSteel share. Each BHP fully paid shareholder will receive one fully paid ordinary share in OneSteel for every four fully paid ordinary shares held in BHP; and

- for shareholders holding partly paid shares, will be applied to meet an interim call on each partly paid share. Shareholders holding partly paid shares will not receive any shares in OneSteel.

Shares that would have been transferred to ineligible shareholders (those with registered addresses outside Australia, New Zealand, Canada, Singapore, Hong Kong, the United Kingdom, the Channel Islands and the United States) will be sold on market and these overseas shareholders will receive the net proceeds as a cash amount per share. Optionholders will have their exercise price reduced by an amount equal to the capital return.

An organisational restructuring has been implemented in relation to OneSteel to ensure that all of the business operations that make up the OneSteel businesses are consolidated into the OneSteel group. Prior to this organisational restructuring, the only business operations of OneSteel were the wire business, the reinforcing business and OneSteel's 50% interest in Bekaert-BHP Steel Cord Pty Limited.

In broad terms, BHP will make an investment of $933 million in new equity in OneSteel in satisfaction of intercompany indebtedness. OneSteel will use those funds together with $789 million (made up of $689 million in initial new bank debt and $100 million from the securitisation of receivables) to acquire the remaining OneSteel business operations from BHP at fair value (excluding working capital at Whyalla Steelworks which will be retained by BHP and run down). The aggregate of this acquisition price and the fair value of the businesses already owned by OneSteel is similar to their estimated book value as at 31 October 2000 (the date that the spin-out is expected to be effected).

BHP will then make a capital return to shareholders totalling $1.181 billion (equivalent to the net assets of the OneSteel businesses in BHP's consolidated accounts) which will be reinvested by shareholders in acquiring the OneSteel shares from BHP.

The net effect is that following the spin-out, BHP will receive net cash of approximately $932 million (before transaction costs). This comprises a repayment of intercompany debt to BHP by OneSteel of

- 2 -

$789 million and the run-off in the Whyalla Steelworks working capital[1] ($143 million on a pro forma basis). BHP proposes to use these funds to reduce borrowings or fund growth opportunities. In addition, borrowings of $42 million by Steel & Tube will be transferred from BHP to OneSteel.

The proposed spin-out requires the approval of BHP shareholders in relation to:

■   the capital return to BHP shareholders; and
■   the Schemes.

The major elements of the proposed spin-out are interdependent. Completion of the proposed spin-out requires approval by holders of fully paid shares of both the capital return and the fully paid shares Scheme. Failure by BHP shareholders to approve either of these elements will result in the proposed spin-out not proceeding. However, if the partly paid shares Scheme is not approved, the proposed spin-out will still be implemented provided that all other approvals are obtained. If the partly paid shares Scheme is not approved, the shareholders holding partly paid shares will receive the capital return in cash.

---

[1]   The permanent reduction in working capital for BHP arises as a result of the stock and debtors associated with the Whyalla steelworks business not being transferred to OneSteel. This will be converted to cash over time as the stock is purchased by OneSteel and the debtors are collected. It is expected that OneSteel will utilise additional bank debt as it increases stock and debtors at the Whyalla Steelworks business.

- 3 -

2   Scope of the Report

2.1   Purpose of the Report

The proposed spin-out of OneSteel is subject to the Corporations Law and the ASX Listing Rules. In particular, certain aspects of the proposed spin-out are subject to approval in general meeting by BHP shareholders pursuant to:

■   Section 411 of the Corporations Law ("Section 411"); and
■   Sections 256B and 256C of the Corporations Law ("Sections 256B and 256C").

Section 411 and Sections 256B and 256C govern schemes of arrangement and reductions of share capital respectively.   They require the prior approval of shareholders before a scheme of arrangement or capital reduction can be effected.   Sections 256B and 256C do not require an independent expert's report to be prepared.   Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411.   Schedule 8 of the Corporations Regulations requires an independent expert's report in relation to a scheme of arrangement pursuant to Section 411 to state whether a scheme of arrangement is in the best interests of shareholders and to state reasons for that opinion.   The information provided to shareholders under Part 3 of Schedule 8 must include an independent expert's report when a party to the scheme of arrangement has a prescribed shareholding or where any of its directors are also directors of the scheme company.   Although an independent expert's report is not required to be prepared for BHP shareholders pursuant to Section 411 or the ASX Listing Rules, the Directors of BHP have requested that the report be prepared as if it were required.

The Directors of BHP have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare a report stating whether, in its opinion, the proposed spin-out is in the best interests of BHP shareholders (both fully paid and partly paid).   Grant Samuel has also been requested to give its opinion as to whether the proposed spin-out is materially prejudicial to creditors.

This report has been prepared by Grant Samuel for the benefit of BHP shareholders (and no other party) to assist them in considering the resolutions to approve the transaction.   It will accompany the Notices of Meetings and Scheme Booklet to be sent to shareholders.   The sole purpose of the report is as an expression of Grant Samuel's opinion as to whether the proposed spin-out is in the best interests of BHP shareholders and as to whether the proposed spin-out is materially prejudicial to creditors.

Grant Samuel's opinion should not be construed as a recommendation as to whether or not to vote in favour of the resolutions.   Approval or rejection of the proposed spin-out is a matter for individual shareholders based on their own circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position.   Shareholders who are in doubt as to the action they should take in relation to the proposed spin-out should consult their own professional adviser.

2.2   Basis of Evaluation

There is no legal definition of the expression *"in the best interests"*.   The Australian Securities Commission (now the Australian Securities and Investments Commission) issued Policy Statement 75 which established certain guidelines in respect of independent expert reports prepared for the purposes of Section 411, 648 and 703 of the Corporations Law.   Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 648 and comments on the meaning of *"fair and reasonable"* in the context of a takeover offer.   The statement gives limited guidance as to the regulatory interpretation or meaning of *"in the best interests"* other than to imply that it is similar to *"fair and reasonable"*.

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, *"in the best interests"* must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal

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and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the proposed spin-out is to assess its overall impact on the shareholders of BHP and to form a judgement as to whether the expected benefits to the shareholders outweigh any disadvantages and risks that might result.

The following factors, inter alia, have been considered in determining whether the proposed spin-out is in the best interests of BHP shareholders:

■   the impact on business operations if the proposed spin-out proceeds;

■   the effect on earnings and dividends attributable to existing shareholders;

■   the effect of the proposed spin-out on the financial position of BHP and the financial position of OneSteel;

■   the likely impact on the market value of shareholders' interests;

■   any other benefits of the proposed spin-out; and

■   the costs, disadvantages and risks of the proposed spin-out.

2.3   Sources of Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

■   the Scheme Booklet accompanying this report (including earlier drafts);

■   annual reports of BHP for the two years ended 31 May 1999;

■   results for the period ended 30 June 2000;

■   steel industry data and reports;

■   recent press articles on BHP, OneSteel and the steel industry;

■   recent brokers' reports on BHP, the steel industry, and listed companies in Australia and overseas that are comparable to OneSteel; and

■   other information on the steel industry and listed companies comparable to OneSteel including annual reports, interim financial results, public announcements, regulatory filings, press reports and sharemarket data.

Non Public Information Provided by BHP

■   board papers and other internal briefing papers related to the OneSteel project;
■   financial budgets for OneSteel for the period to 30 June 2005; and
■   other confidential correspondence, legal advice and working papers.

Grant Samuel has also held discussions with, and obtained information from, senior management of BHP and OneSteel.

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2.4 Limitations and Reliance on Information

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based on financial and other information provided by BHP. Grant Samuel has considered and relied upon this information and its completeness, accuracy and fair presentation. BHP has represented in writing to Grant Samuel that, to its knowledge, the information provided was complete, accurate and not misleading in any material respect. The information provided to Grant Samuel has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to whether the proposed spin-out is in the best interests of BHP shareholders. However, in preparing reports such as this, time is limited and Grant Samuel does not warrant that its enquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. Except as expressly set out in this report, Grant Samuel has not attempted to independently verify the completeness, accuracy or fair presentation of any of the information provided by BHP. In any event, an opinion as to whether a transaction is in the best interests of shareholders is more in the nature of an overall review rather than a detailed audit or investigation.

Grant Samuel has no reason to believe that any material facts have been withheld and BHP has confirmed in writing that it believes it has provided all relevant information of which it is aware but Grant Samuel does not represent that it has received all relevant information.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgements of management. This type of information was also evaluated through analysis, enquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of BHP or OneSteel. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the methods of accounting in previous years (except where noted).

The information provided to Grant Samuel included financial budgets for each of OneSteel's businesses for the five years ending 30 June 2005 prepared by the management of OneSteel. Grant Samuel has used and relied on those financial budgets for the purposes of its analysis. Grant Samuel has assumed that these financial budgets were prepared appropriately and accurately based on the information available to management at the time and within the practical constraints and limitations of such estimates. Grant Samuel has assumed that these financial budgets do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise. These financial budgets have not been disclosed in this report at the request of BHP and OneSteel on the basis that they contain commercially sensitive information.

In forming its opinion, Grant Samuel has also assumed that:

- the information set out in the accompanying Scheme Booklet dated 31 August 2000 is complete, accurate and fairly presented in all material respects;

- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;

- the Spin-Out Agreement will be implemented in accordance with its terms; and

- the legal mechanisms to effect the spin-out are correct and will be effective.

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3   Profile of OneSteel

3.1   Business Operations

OneSteel represents a significant part of BHP's steel business ("BHP Steel"). The balance of BHP Steel is made up of Flat Products and Coated Products and steel businesses in the United States. Flat Products is a global scale business based at Port Kembla in New South Wales with an annual steel making capacity of approximately 5 million tonnes. Coated Products' main production facilities are located at Port Kembla, Western Port in Victoria, Glenbrook in New Zealand and at three locations in South East Asia, and have a combined annual capacity of 8.3 million tonnes of cold-rolled, hot-rolled, coated and painted steel products. Flat and coated steel products are sold throughout Australia and into international markets. On 26 May 2000, BHP announced the sale of its United States West Coast steel businesses to IMSA Acero, a wholly owned subsidiary of Grupo IMSA SA, for US$234 million. The West Coast Steel businesses comprise BHP Coated Steel Corporation and BHP Steel Building Products USA Inc. BHP's 50% interest in United States based North Star BHP Steel was not part of this sale and is being retained by BHP.

Subsequent to the completion of the sale of the United States West Coast steel businesses and the spin-out of OneSteel, Flat Products and Coated Products and a 50% interest in North Star BHP Steel will be the only steel businesses retained by BHP.

OneSteel is a vertically integrated steel long products company. Its operations cover the following processes:

■   mining of iron ore, dolomite and quartz;

■   steel making using both the integrated route (blast furnace/basic oxygen furnace) and electric arc furnaces;

■   the manufacture of structurals, rail products, rod, bar, wire, reinforcing, pipe and tube products; and

■   distribution of steel products (including flat products) and other metals (eg. aluminium).

OneSteel has four business units:

■   Whyalla Steelworks;
■   Market Mills;
■   Distribution; and
■   Steel & Tube.

OneSteel's operations, the relationships between these operations and the relationship with BHP are summarised in the following chart:

- 7 -


OneSteel - Product Flow
BHP
WHYALLA STEELWORKS
Iron ore, dolomite and quartz mines
Whyalla Steelworks
Structural Rolling Mill
MARKET MILLS
Sydney Steel Mill
Rod & Bar and Pipe & Tube Mills
Wire Mills
Third Parties
DISTRIBUTION
Tubemakers Merchandising
Reinforcing
Steel & Tube

Source: BHP

Whyalla Steelworks operates from Whyalla in South Australia and has an annual steel making capacity of 1.2 million tonnes. It processes a range of grades of steel using the integrated route, which involves melting iron ore in a blast furnace to produce iron and a second conversion phase in a basic oxygen steelmaking furnace to remove impurities and add alloys, producing steel. The steel is cast into semi-finished shapes (slabs, billets and blooms) that are supplied to Whyalla's structural mill and to Market Mills to produce finished products.

Products manufactured by Whyalla Steelworks are sold to OneSteel's distribution businesses and directly to external third parties. The main features of Whyalla Steelworks are summarised in the following table:

Whyalla Steelworks - Main Features

Product	Applications	End users	Estimated Market share	Major competitors
Structural products	Structural frames for buildings Bridges Mining infrastructure	Construction Heavy engineering Mining	>80%	Smorgon Steel Imports Substitute products
Rail products	Rails Sleepers Sleeper fasteners	Rail		
Slab	Hot rolled strip Steel sheeting	Export Steel flat products	na	na
Billets	Re-rolling	Steel long products	na	na

Market Mills comprises a number of business units which previously operated as separate businesses but, under OneSteel, will operate on an integrated basis. These units were Sydney Steel Mill (with an annual steel making capacity of approximately 0.5 million tonnes), Structural and Pipeline Products, Rod and Bar Products and Wire Products. Products manufactured by Market Mills are also sold to OneSteel's distribution businesses and to external third parties. The main features of Market Mills are summarised in the following table:

- 8 -

Product	Applications	End users	Estimated Market share	Major competitors
Market Mills - Main Features				
Rod	Reinforced concrete Welding consumables Automotive components Fasteners Chain Tyre bead and cord	Construction Manufacturing	50%	Smorgon Steel Imports
Bar	Reinforced concrete Grinding media Automotive components Fence posts Machinery and equipment	Construction Manufacturing Mining Agricultural		
Wire	Springs Concrete reinforcing Strand and wire Industrial fine mesh Fence and trellis wires Fence and trellis posts Netting Fasteners Mining rope Telecommunications Shop fittings Shopping trolleys	Construction Manufacturing Mining Agricultural	70%	Smorgon Steel Imports
Pipe	Oil and gas reticulation pipe Buildings Fencing Machinery Agricultural instruments Materials handling equipment	Construction Manufacturing Mining	55%	Welded Tube Mills Hills Industries Smorgon Steel Imports
Tube	Furniture Shop fitting Fencing Automotive equipment Outdoor equipment Buildings	Construction Manufacturing		

Source: Scheme Booklet

Distribution is made up of Tubemakers Merchandising and OneSteel Reinforcing. Tubemakers Merchandising is the largest distribution business in Australia. It sources its products from Whyalla Steelworks, Market Mills, BHP Steel's Flat Products and Coated Products division and external third parties. Products are sold across Australia through 83 distribution sites and 89 franchisees trading under the "Metaland" name. OneSteel Reinforcing is a leading processor and distributor of reinforcing mesh and bar, operating through 39 sites around Australia. The main features of the distribution business are summarised in the following table:

Distribution - Main Features

Product	Applications	End users	Estimated Market share	Major competitors
Structural products	Structural frames Bridges Mining infrastructure Transport equipment	Construction Manufacturing Mining		
Plate	Tanks Pressure vessels Fabricated components	Construction Manufacturing		
Bar	Building components Equipment Automotive	Construction Manufacturing		
Sheet and coil	Metal cabinets Gutters Vessels Roofing Fencing	Construction Manufacturing	30%	Smorgon Steel Email
Pipe and tube	Building components Furniture Fencing	Construction Manufacturing		
Aluminium	Boat building Fittings Transport Valves	Construction Manufacturing		
Reinforcing products	Concrete reinforcement Mining strata control Agricultural and industrial mesh products Reinforcing steel fibres	Construction Mining Agricultural	30%	Smorgon Steel Neuman Albion Steel

Source: Scheme Booklet

Steel & Tube is OneSteel's 50.01% interest in New Zealand listed company, Steel & Tube. Steel & Tube processes and distributes steel products throughout New Zealand and parts of Canada (though its 51% interest in AJ Forsyth & Company Limited ("AJ Forsyth")). OneSteel owns the remaining 49% of AJ Forsyth. Steel & Tube is one of only two New Zealand companies with a nationwide network of distribution facilities selling a comprehensive range of steel products.

OneSteel's performance is heavily dependent on activity in the construction sector, which accounts for more than 50% of sales revenue:

Australian Sales Revenue by Industry Sector
13 months ended 30 June 2000


Export
8%
Other
3%
Rural
7%
Mining
10%
Residential construction
9%
Non-residential construction
21%
Manufacturing
19%
Engineering construction and rail
23%

Source: Scheme Booklet

- 10 -

OneSteel also owns a 14.0% shareholding in Email Limited ("Email") which also has significant metals distribution activities. Email is currently the subject of a takeover offer from Smorgon Steel Group Limited ("Smorgon Steel").

More detailed information on OneSteel's business operations is contained in Part 4 of the Scheme Booklet.

3.2 Earnings

The pro forma historical earnings performance of OneSteel is summarised below:

OneSteel - Pro Forma Earnings Performance ($ millions)			
	Year ended 31 May		12 months ended 30 June 2000
	1998	1999	
Steel Volumes (million tonnes)			
Production	3.2	2.8	1.4
Sales (excluding International Distribution)[2]	3.6	3.3	2.7
Revenue by business unit			
Manufacturing[3]	2,360.0	2,012.6	1,746.2
Australian Distribution	1,487.7	1,492.4	1,401.1
International Distribution	342.4	297.4	305.0
Corporate activities	0.8	0.5	0.5
Intercompany sales	(568.1)	(510.5)	(476.3)
Total revenue	**3,622.8**	**3,292.4**	**2,976.5**
EBITDA[4] by business unit			
Manufacturing	297.4	128.1	163.3
Australian distribution	139.5	129.9	94.2
International distribution	35.9	26.5	31.0
Corporate activities	(21.6)	(18.7)	(20.5)
Total EBITDA	**451.2**	**265.8**	**268.0**
Depreciation and amortisation	(96.8)	(94.1)	(96.3)
EBITA[5]	**354.4**	**171.7**	**171.7**
Amortisation of goodwill	(16.8)	(16.6)	(16.5)
EBIT[6]	**337.6**	**155.1**	**155.2**
EBIT attributable to outside equity interests	(12.5)	(8.5)	(9.9)
EBIT attributable to members of OneSteel	**325.1**	**146.6**	**145.3**
Capital employed			**2,019.7**
Capital expenditure	**140.7**	**158.8**	**46.0**
Sales revenue growth	*nc*	*-9.1%*	*-9.6%*
EBITDA growth	*nc*	*-41.1%*	*0.8%*
EBITDA margin	*12.5%*	*8.1%*	*9.0%*
EBITA margin	*9.8%*	*5.2%*	*5.8%*
Capital expenditure/Depreciation and amortisation	*145.4%*	*168.8%*	*49.3%*
Capital expenditure/EBITDA	*31.2%*	*59.7%*	*17.7%*
EBITDA/Capital employed	*nc*	*nc*	*13.3%*

Source: Scheme Booklet

---

[2]   The difference between production and sales is primarily due to the supply of flat products by BHP to OneSteel and the purchase of other products for resale. In the 12 months ended 30 June 2000, the difference is also partly explained by the consumption of transition billet stock.

[3]   Manufacturing is made up of Whyalla Steelworks and Market Mills.

[4]   Earnings before interest expense, tax, depreciation and amortisation.

[5]   Earnings before interest expense, tax and amortisation of goodwill.

[6]   Earnings before interest expense and tax.

- 11 -

The pro forma earnings performance of OneSteel has been prepared on the basis that the proposed spin-out was effective from 1 June 1997. Pro forma adjustments have been made to the historical results for the years ended 31 May 1998 and 1999 and the 12 months ended 30 June 2000 to:

■ exclude:

- gains and losses on the sale of businesses;
- revenues and costs of businesses disposed of during the period;
- costs incurred in relation to the closure of the Newcastle Steelworks, the Sydney wire mill and the Geelong Rod mill; and
- abnormal costs of $13.3 million relating primarily to the June 2000 restructure of OneSteel's operations;

■ include:

- costs and revenues for all periods of businesses acquired during the period; and
- estimated costs associated with being an independent, listed company; and

■ eliminate:

- the benefit of company superannuation contribution holidays during the period; and
- writedowns of fixed assets.

In analysing the pro forma earnings set out in the above table, the following should also be taken into account:

■ earnings from the Newcastle Steelworks have been included in the pro forma earnings prior to its closure in September 1999. The fall in steel production in the 12 months ended 30 June 2000 reflects the loss of steel production from the Newcastle Steelworks, which had an annual steel making capacity of 1.6 million tonnes. From the end of 1998 until its closure, the Newcastle Steelworks produced a transition billet stock to guarantee continuity of supply during the commissioning period of the Whyalla billet caster. The Whyalla billet caster is expected to be accredited for most grades of steel in the first quarter of 2001;

■ no adjustment has been made for the inefficiencies associated with ramping up the Whyalla billet caster to full production;

■ no adjustment has been made to reflect the costs of restructuring the OneSteel business (such as redundancies) except in relation to the exclusion of the $13.3 million provision for redundancy in the 12 months ended 30 June 2000. These costs, totalling $32.2 million for the three years are considered to be in the nature of ongoing costs of the business;

■ the pro forma earnings performance has not been adjusted to reflect any dividend that OneSteel may receive as a result of its 14% shareholding in Email;

■ International distribution represents 100% of Steel & Tube and AJ Forsyth. OneSteel owns 50.01% of Steel & Tube and 74.51% of AJ Forsyth (through a 51% interest held by Steel & Tube and a 49% interest held by OneSteel). As the figures shown are consolidated results, an outside equity interest representing 49.99% of Steel & Tube and 25.49% of AJ Forsyth is required to be deducted from OneSteel's EBIT to determine the EBIT attributable to OneSteel shareholders;

■ the decline in total revenue has resulted primarily from lower export volumes (and prices in the year ended 31 May 1999), which in part has been caused by the economic downturn in Asia. With the closure of the Newcastle Steelworks, OneSteel's production capacity is more aligned with domestic demand requirements and export sales are expected to continue to decline;

■ the EBITDA margin has fallen from 12.5% in the year ended 31 May 1998 to 8.1% in the year ended 31 May 1999 and 9.0% in the 12 months ended 30 June 2000. In the year ended 31 May 1998 the EBITDA margin was supported by strong export volumes and high prices. This trend was reversed in the year ended 31 May 1999 with the Asian economic crisis reducing sales volumes and increasing average production costs per tonne of steel. In the year ended 31 May

- 12 -

1999, the Manufacturing EBITDA margin fell from 16.6% to 8.5%. While Manufacturing's EBITDA margin recovered to 12.9% in the 12 months ended 30 June 2000, the overall EBITDA margin was affected in that year by a 2% decline in Australian distribution's EBITDA margin from 8.7% to 6.7% due to lower sales volumes and prices;

■ capital expenditure in 1997/98 and 1998/99 was very high at 145-170% of depreciation and amortisation. This level of capital expenditure has been primarily associated with the construction of the billet caster and a waste gas system at Whyalla Steelworks and the consolidation of the wire mill facilities in Newcastle. As a result of these large capital investments, capital expenditure requirements over the next five years are expected to be less than depreciation, as was the case in the 12 months ended 30 June 2000, where capital expenditure was 49.3% of depreciation and amortisation; and

■ the restructuring undertaken in relation to OneSteel over the past three years has been designed to position OneSteel as a low cost steel producer in Australia. OneSteel's strategy for the future is to increase its operating efficiency and reduce costs through:

• increasing the level of integration between the production, processing, distribution and sales functions;
• rationalising the product range in some areas;
• reducing operational complexity; and
• rationalising business support functions.

Management of OneSteel expects that these cost initiatives may offset an expected decline in revenue in the year ending 30 June 2001. Furthermore, the results for the year ending 30 June 2002 will reflect the full year impact of these cost initiatives as well as further cost savings envisaged as part of OneSteel's strategy.

3.3   Financial Position

A simplified pro forma balance sheet for OneSteel as at 30 June 2000 is summarised below:

OneSteel - Pro Forma Financial Position ($ millions)	
	As at 30 June 2000
Receivables	348.1
Inventories	596.2
Other current assets	10.4
Accounts payable	(275.8)
Provisions	(117.1)
Net working capital	**561.8**
Property, plant and equipment	1,245.2
Goodwill	205.0
Investments	130.6
Deferred charges	13.3
Inventories	11.8
Provisions	(74.6)
Deferred tax liability (net of future income tax benefit)	(73.4)
Capital employed	**2,019.7**
Cash	16.7
Borrowings	(873.9)
Outside equity interests	(47.2)
Shareholders' equity attributable to members of OneSteel	**1,115.3**
Net tangible assets per share	*$2.04*
Balance sheet gearing[7]	*42.4%*

Source: Scheme Booklet

---

[7]   Balance sheet gearing is calculated as total borrowings (defined as current and non-current borrowings excluding finance leases) as a percentage of total borrowings and shareholders' equity. The pro forma balance sheet has been prepared assuming new external borrowings of $832 million arising from the spin-out plus Steel & Tube's borrowings of $42 million. This level of borrowings includes an additional $143 million incurred as OneSteel builds up working capital not transferred by BHP. OneSteel's pro forma balance sheet gearing assuming external borrowings of $731 million (ie. before the build up of working capital) is 38.1%.

- 13 -

The pro forma financial position of OneSteel as at 30 June 2000 has been prepared by management of OneSteel on the basis that the proposed spin-out had been completed on 30 June 2000.

In analysing the pro forma financial position set out in the above table, the following should also be taken into account:

■   the securitisation of $100 million of accounts receivable. This has the effect of reducing debtors by $100 million and increasing cash by $100 million. The cash received has been paid to BHP as part of the transfer price for the OneSteel businesses. The cost of the securitisation program is reflected in EBITDA and EBIT in OneSteel's pro forma earnings performance;

■   other current assets is primarily deferred charges;

■   current provisions includes a $13.3 million provision for restructuring costs (such as redundancies) that are expected to be incurred by OneSteel in the year ending 30 June 2001;

■   property plant and equipment includes $14.2 million of capitalised exploration, evaluation and development expenditures;

■   goodwill comprises existing goodwill (primarily in relation to the acquisition of Tubemakers of Australia Ltd) and goodwill that arises as a result of the proposed spin-out. Of the total goodwill of $205 million, $70.5 million, or 34% is a result of the proposed spin-out;

■   investments is primarily the $121.6 million investment in Email; and

■   borrowings comprises:

OneSteel - Composition of Net Borrowings ($ millions)	
	As at 30 June 2000
Unsecured bank loans	832.0[8]
Steel & Tube loans and bank overdrafts	41.9
Total borrowings	**873.9**

The bank loans of $832 million (representing $689 million paid to BHP on the transfer of the OneSteel businesses and $143 million for the build up of working capital) will be drawn down from a $900 million loan facility. The key features of the loan facility are:

•   it is a revolving credit facility under which loans are available in two tranches of equal amounts through the issue of loan notes;
•   the term of the facility is three to five years;
•   the purpose of the funds provided is to enable refinancing of inter-company loans owed to BHP by OneSteel and for general corporate purposes;
•   the loan facility is guaranteed and subject to a negative pledge by OneSteel and certain of its subsidiaries; and
•   the loan facility contains undertakings by OneSteel and its subsidiaries and events of default that are usual for a facility of this nature.

The Steel & Tube loans and bank overdrafts represent the existing debt of Steel & Tube and its subsidiaries which will be consolidated in OneSteel's accounts. The Steel & Tube debt is subject to the conditions of a deed of negative pledge. The facility arranged for AJ Forsyth, which was drawn to $11.3 million at 30 June 2000, has been guaranteed by Steel & Tube.

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[8]   On completion of the proposed spin-out, OneSteel will have external borrowings of approximately $689 million (excluding Steel & Tube), which will increase to approximately $832 million over a period of twelve months as it builds up working capital not transferred by BHP. External borrowings of $832 million has been used in determining OneSteel's pro forma financial position.

- 14 -

3.4   Capital Structure

OneSteel will have an issued capital of approximately 446 million fully paid ordinary shares. These shares will initially be held by BHP fully paid shareholders in the same proportion as they hold BHP shares and substantial shareholders in BHP will become substantial shareholders in OneSteel.

OneSteel will also issue options over OneSteel shares to executives of OneSteel under the Executive Option Plan. These options will not be listed, will have an exercise price equal to the prevailing market price at the time of the grant and will only be able to be exercised between one and five years after the date the option is granted, subject to certain exercise restrictions.

3.5   Board of Directors

The Board of Directors of OneSteel is proposed to be Mr Peter Smedley (Chairman), Dr Robert Every and Mr Bernard Carrasco (executive directors) and Ms Eileen Doyle and Messrs Colin Galbraith, David Meiklejohn, Dean Pritchard and Neville Roach (non executive directors). The key features of the Board of Directors are:

■   it is independent from the BHP Board. The OneSteel Board and the BHP Board have no common directors; and

■   it comprises members who are experienced in managing large publicly listed companies and members who are experienced in manufacturing businesses. The executive directors have substantial experience in the Australian steel industry.

3.6   Taxation

OneSteel expects to pay Australian income tax on its taxable income at the prevailing corporate rate. It has no income or capital losses. This should give OneSteel the capacity to pay franked dividends.

There has been no material change in the carrying value of the assets transferred to OneSteel for tax purposes.

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GRANT SAMUEL

4 Impact of the Spin-out on BHP

4.1 Structure and Ownership

The operating structure and ownership of BHP prior to the proposed spin-out is shown in the following chart:


BHP Group Structure
Before the Proposed Spin-out
Existing BHP Shareholders
100%
BHP
Minerals
• Iron ore
• Coal
• Silver/Lead/Zinc
• Copper
• Diamonds
Steel
• Flat Products
• Coated Products
• Long Products
• North Star BHP Steel
Petroleum
• Exploration
• Production
Services
• Transport & Logistics
• Information Systems
• Shared Services

Source: BHP

The effect of the proposed spin-out on the operating structure and ownership is shown below:


BHP Group Structure
After the Proposed Spin-out
Existing BHP Shareholders
100%
100%
BHP
OneSteel
Minerals
• Iron ore
• Coal
• Silver/Lead/Zinc
• Copper
• Diamonds
Steel
• Flat Products
• Coated Products
• North Star BHP Steel
Petroleum
• Exploration
• Production
Services
• Transport & Logistics
• Information Systems
• Shared Services
Whyalla Steelworks
• Whyalla Steelworks
• Structural Rolling Mill
Market Mills
• Sydney Steel Mill
• Rod & Bar Mills
• Wire Mills
• Pipe and Tube Mills
Distribution
• Tubemakers Merchandising
• Reinforcing
Steel & Tube
• Steel & Tube
• AJ Forsyth

Source: BHP

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The relative ownership interest held by each BHP fully paid shareholder in OneSteel will be equal to their ownership interest in BHP immediately before the proposed spin-out. Substantial shareholders in BHP will become substantial shareholders in OneSteel, holding the same percentage of shares in OneSteel as they hold in BHP.

4.2   Operations

BHP's operations comprise three key business units:

■   minerals;
■   petroleum; and
■   steel.

These three operating divisions are supported by a services division. The effect of the spin-out is to significantly reduce the importance of the steel business, as illustrated below:



Source: BHP (Sales Revenue and EBITDA figures exclude group and unallocated amounts).

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4.3   Earnings

A summary of BHP's earnings for the 13 months ended 30 June 2000 together with the pro forma results for the same period assuming the spin-out had taken place on 1 June 1999 is set out in following the table:

BHP - Pro Forma Earnings Performance ($ millions)			
	13 months ended 30 June 2000		
	Actual before Spin-out	**Pro Forma after Spin-out**	**Change (%)**
Sales revenue by business			
Minerals	8,662	8,662	-
Steel	7,966	4,760	(40.2)
Petroleum	5,029	5,029	-
Services	1,826	1,826	-
Group and unallocated (including intersegment sales)	(1,977)	(1,191)	(39.8)
Total sales revenue	**21,506**	**19,086**	**(11.3)**
EBITDA by business			
Minerals	2,581	2,581	-
Steel	1,063	747	(29.7)
Petroleum	2,653	2,653	-
Services	121	121	-
Group and unallocated	(438)	(439)	0.2
Total EBITDA	**5,980**	**5,663**	**(5.3)**
Depreciation and amortisation	(2,276)	(2,148)	(5.6)
EBITA	**3,704**	**3,515**	**(5.1)**
Goodwill amortisation	(16)	(13)	(18.8)
EBIT	**3,688**	**3,502**	**(5.0)**
Borrowing costs	(723)	(640)	(11.5)
Group profit before tax and abnormal items	**2,965**	**2,862**	**(3.5)**
Tax	(967)	(921)	(4.8)
Group profit after tax and before abnormal items	**1,998**	**1,941**	**(2.8)**
Outside equity interests	34	40	17.6
Profit after tax and before abnormal items attributable to BHP shareholders	**2,032**	**1,981**	**(2.5)**
Earnings per share	*$1.15*	*$1.12*	
EBITDA margin	*27.8%*	*29.7%*	
EBITDA/Borrowing costs	*8.1*	*8.6*	
EBIT/Borrowing costs	*5.0*	*5.3*	

Source: BHP

The actual before spin-out figures represent the audited BHP profit and loss statement for the 13 months ended 30 June 2000.

The major assumptions underlying the pro forma after spin-out earnings include:

■   the pro forma after spin-out earnings for the 13 months ended 30 June 2000 only reflect the spin-out of OneSteel. These figures do not take into account the sale or closure of other businesses and assets (including North America copper, the Hartley platinum mine in Zimbabwe, the United States west coast steel businesses, BHP's 50% interest in Vinidex Tubemakers, the Papua New Guinea petroleum assets, BHP's interest in the Bolivia to Brazil pipeline, BHP Information Technology, BHP Engineering and the remaining investment in Orbital Engine Corporation Limited) during the period. The earnings from these businesses and assets are included in the pro forma after spin-out figures for the 13 months ended 13 June 2000. The pro forma after spin-out figures do not purport to represent the actual results of BHP had the spin-out occurred on 1 July 1999; and

■   the pro forma after spin out figures have been adjusted to take into account:

•   the reduction in interest expense as a result of the reduction in borrowings of approximately $974 million (before transaction costs). This represents the reduction in

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BHP borrowings of $932 million (which will occur over time)[9] and $42 million of existing borrowings (attributable to Steel & Tube) that is transferred to OneSteel; and

• the actual OneSteel results for the 13 months ended 30 June 2000 as included in BHP's audited results. These results do not match the pro forma results set out in Section 3.2 as they do not include certain benefits and costs that may result from the spin-out which are included in OneSteel's pro forma earnings and they are for the 13 months ended 30 June 2000 (rather than the 12 months ended 30 June 2000).

4.4   Financial Position

A simplified pro forma balance sheet for BHP as at 30 June 2000 assuming that the spin-out took place on that date is summarised below:

BHP - Pro Forma Financial Position ($ millions)		
	As at 30 June 2000	
	Actual before Spin-out	Pro Forma after Spin-out
Receivables	2,629	2,181
Inventories	2,138	1,542
Other current assets	630	620
Accounts payable	(2,566)	(2,387)
Provisions	(1,727)	(1,605)
Net working capital	**1,104**	**350**
Property, plant and equipment	19,586	18,191
Non-current receivables	189	243
Investments	1,131	1,000
Intangible assets	130	(4)
Other assets	159	147
Deferred expenses	800	787
Deferred tax liability (net of future income tax benefit)	(586)	(525)
Provisions	(3,794)	(3,664)
Capital employed	**18,719**	**16,525**
Cash	684	660
Borrowings	(8,398)	(7,424)
Outside equity interests	(652)	(605)
Shareholders' equity attributable to BHP shareholders	**10,353**	**9,155**
Net tangible assets per share	*$5.78*	*$5.18*
Balance sheet gearing	*42.7%*	*42.5%*

Source: BHP

The actual before spin-out figures represent a simplified audited BHP balance sheet as at 30 June 2000.

The major assumptions adopted in preparing the pro forma after spin-out balance sheet include:

■ the pro forma after spin-out financial position as at 30 June 2000 reflects the spin-out of OneSteel. However, the pro forma after spin-out figures do not purport to represent the actual financial position of BHP had the spin-out occurred as at 30 June 2000; and

■ the pro forma after spin out figures have been adjusted to take into account:

• the effect of the capital return of $0.66 per share to BHP shareholders, which reduces BHP's shareholders' equity by $1.181 billion. The number of BHP issued shares does not change;

• the reduction in borrowings of approximately $974 million (before transaction costs). This represents the reduction in BHP borrowings of $932 million (which will occur over

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9   The initial cash payment from OneSteel will be $789 million as a result of BHP not transferring stock and debtors associated with the Whyalla Steelworks business to OneSteel. The cash received is expected to increase to approximately $932 million over a period of twelve months as the stock is purchased by OneSteel and the debtors are collected.

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GRANT SAMUEL

time) and $42 million of existing borrowings (attributable to Steel & Tube) that is transferred to OneSteel;

- the actual OneSteel net assets as at 30 June 2000. This financial position does not match the pro forma financial position set out in Section 3.3 as it does not include the additional borrowings of OneSteel as a result of the spin-out; and

- one-off costs associated with the spin-out that are attributable to BHP. These are primarily advisory costs and stamp duty and are estimated to be approximately $57 million.

12

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5   Evaluation of the Proposed Spin-out for Fully Paid Shareholders

5.1   Background on Spin-outs in general

A "spin-out" is generally defined as a pro-rata transfer of shares in a wholly owned subsidiary to shareholders. A pure spin-out involves the transfer to existing shareholders of 100% of the shares in the subsidiary and there is no dilution of equity or any transfer of ownership from the current shareholders. There are a number of variants that are also loosely referred to as "spin-outs", including:

■   a majority spin-out, where the parent company spins out the bulk (80-90%) of the subsidiary's shares to existing shareholders and either retains or sells the remaining shares through an initial public offer ("IPO");

■   an equity carve-out, where the parent company sells a portion of a subsidiary's shares through an IPO. The carved-out subsidiary has its own board, management and financial statements while the parent company provides strategic direction and central resources; and

■   a divestiture IPO, where 100% of the shares in the subsidiary are sold to the public.

A demerger (such as the recent Boral restructuring) is, in substance, the same as a spin-out.

The use of spin-outs as a method of divesting a subsidiary has increased enormously over the last ten years, particularly in the United States. More recently, there has been an increase in the use of spin-outs to separate the on-line business operations from the traditional operations of industrial companies. Well known companies that have recently spun-out a subsidiary (using any of the above methods) include:

Recent Spin-outs					
United States			**Australia**		
Date	**Parent**	**Spun-out subsidiary**	**Date**	**Parent**	**Spun-out subsidiary**
Oct 93	Marriott Corporation	Marriott International	Nov 93	Boral	Azon
Dec 95	ITT Corporation	ITT Hartford	Dec 93	Foster's	Elders
		ITT Industries	Apr 94	TNT	Holyman
May 96	Premark International	Tupperware	Dec 95	Pacific Dunlop	Cochlear
Sep 96	AT&T Corporation	Lucent Technologies	Aug 97	Boral	Envestra
Nov 96	Dun & Bradstreet	AC Neilson	Oct 97	Lang Corporation	TDG Logistics
		Cognizant	Jun 98	Coca-Cola Amatil	Coca-Cola Beverages
Jan 97	AT&T Corporation	NCR	Oct 98	Delta Gold	Zimbabwe Platinum Mines
May 97	ITT Hartford	Hartford Life Inc.			
Oct 97	Pepsico	Tricon Global Restaurants	Nov 98	Mayne Nickless	C&W Optus
			Jun 99	PBL	ecorp
Mar 98	Campbell Soup	Vlasic Food International	Feb 00	Boral	Origin Energy
			Apr 00	Amcor	PaperlinX
Jun 99	RJR Nabisco	RJ Reynolds Tobacco	Jun 00	AGL	Australian Pipeline Trust
Jun 00	Ford Motor Company	Visteon Corporation			

Most of the Australian spin-outs have been by way of an IPO raising equity from third parties. The spin-outs of Coca-Cola Beverages plc by Coca-Cola Amatil Limited, Zimbabwe Platinum Mines Limited by Delta Gold Limited and Origin Energy Limited by Boral Limited are most comparable to the proposed spin-out. Amcor Limited's spin-out of PaperlinX Limited is also similar except that 18% of the issued capital of PaperlinX was sold though an IPO.

Spin-outs are best suited to situations where:

■   the parent company is no longer in the best position to create the greatest value from its business through skills, systems or synergies. In other words, it has ceased to be the natural owner of the business;

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- the businesses do not share a technology base and have distinctly different research and development approaches;

- the businesses require different gearing ratios to compete in their industries. For example, ITT Corporation's restructuring was in part motivated by the need for industrial businesses to take on more debt. ITT Corporation could not increase debt levels without harming the high credit rating needed by ITT Hartford Insurance;

- the strategic interests of the parent and the subsidiary conflict; and

- the spin-out will provide investors with a clearer view of how to value the individual businesses.

The primary reason given for spinning-out a subsidiary is to maximise shareholder value. The expected benefits of spinning-out a subsidiary have included:

- independence and strategic flexibility. A spin-out allows a subsidiary to form relationships with companies that do not want competitive information to flow to its parent. For example, AT&T Corporation spun-out Lucent Technologies to enhance that subsidiary's ability to sell equipment to AT&T Corporation's competitors. Similarly, the independence may also free the subsidiary to pursue growth opportunities such as acquisitions;

- transparency. Under the parent company umbrella, investors are unable to analyse and attribute value to a subsidiary based on its individual performance;

- investor attraction. The spun-off company may attract investors who would not have been interested in investing in the parent company which, in turn, should improve market value. It was expected that more analysts would follow the spun-out company, that there would be an improvement in the quality of analysts coverage and that analysts who specialised in the industry would commence coverage of the spun-out company;

- enhanced flexibility to shareholders to manage their exposure to the various businesses of the parent company;

- clarity in capital allocation. The cost of capital for each business is more readily able to be measured;

- flexibility in raising capital. The spun-out company has its own acquisition currency; and

- better targeted incentives. Stock based incentive programs for management can be designed for the spun-off business. In any event, divisional management would be more focussed because their results would be separately reported, analysed and valued by the market.

Despite the increasing usage, there is very little hard evidence as to whether or not a spin-out is actually successful in enhancing shareholder value, largely because it is not possible to reliably measure what the share prices would have otherwise been in the absence of the spin-out. Some of the evidence and views which have emerged are summarised below:

- several studies[10] have found that there was a positive impact on the share price (of around 3%) at the time of the announcement. A similar rise occurred where there was a targeted share or equity carve-out;

- several studies[11] have also found significantly positive abnormal returns over an extended period following the spin-out for the spun-out company, the parent and the spin-out-parent combination. For example, when Bally Entertainment Corporation spun-out Bally Total

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[10]   See for example: P.L. Anslinger, S.J. Klepper and S. Subramaniam, "Breaking up is good to do", The McKinsey Quarterly, 1999 Number 1.

[11]   See for example: J. Wyatt, "Why Spinoffs Work for Investors", Fortune, October 16 1995, p72; P.J. Cusatis, J.A. Miles and J.R. Woolridge, "Restructuring Through Spin-outs, The Stock Market Evidence", Journal of Financial Economics, Volume 33 No. 3, June 1993 and T.A. John, "Optimality of Spin-outs and Allocation of Debt" Journal of Financial and Quantitative Analysis, 1993.

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Fitness, the purpose being to separate the fast-growing casino resort business from the underperforming health club operations, its share price was US$12. Within six months of the separation, Bally Entertainment Corporation agreed to be acquired by Hilton Hotels and the stock traded close to US$30. However, only the more recent studies have attempted to determine why these positive returns are found;

■ some of the reasons found to be associated with positive abnormal returns have included:

- corporate restructuring activity[12]. Both the spun-out subsidiary and the parent experience an unusually high incidence of takeovers in comparison to their control group comparable companies. The abnormal performance is limited to companies involved in takeover activity. The findings suggest that spin-outs provide a low-cost method of transferring control of corporate assets to bidders who are able to create greater value;

- mitigation of information asymmetry[13]. The hypothesis was that value would be enhanced if the spun-out subsidiary is able to convey more information about its operating efficiency and future prospects when it is a separate entity than when it is part of a combined unit. The findings were that firms that engage in spin-outs have higher levels of information asymmetry compared to their industry and size matched counterparts and the information problems decrease significantly after the spin off. The relationship is more pronounced for those companies that spin-out related subsidiaries; and

- increased focus[14] translating into better sharemarket and operating performance. The abnormal returns for focus-increasing spin-outs are significantly larger than the corresponding abnormal returns for the non-focus-increasing spin-outs. A focus-increasing spin-out reduces the diversity of assets under management and thereby increases the efficiency of management. However, an analysis of non-focus increasing spin-outs showed that companies are likely to undertake these spin-outs to separate under performing subsidiaries from their parents with efficiency not being a major motivating factor.

5.2 Background to the Decision and Alternatives Considered

BHP's decision to divest its steel long products and distribution business was driven by a number of issues including:

■ a view that the business was remote from BHP's strategic direction of focussing on natural resources and value adding to these resources;

■ it did not have operations that offered global scale;

■ there were conflicts between these businesses and BHP's Flat Products and Coated Products divisions which hampered both businesses; and

■ it could raise a substantial amount of cash.

The board and management of BHP considered a number of alternative divestment strategies for the long products business, including:

■ trade sale to a corporate purchaser involving:

- sale of all businesses to one purchaser; or
- sale of business units separately to different purchasers;

[12]   P.J. Cusatis, J.A. Miles and J.R. Woolridge, "Restructuring Through Spin-outs, The Stock Market Evidence", Journal of Financial Economics, Volume 33 No. 3, June 1993.

[13]   S. Krishnaswami and V Subramaniam, "Information asymmetry, valuation and the corporate spin-out decision" Journal of Financial Economics, Volume 53, No. 1, July 1999.

[14]   H. Desai and P.C. Jain, "Firm performance and focus: long-run stock market performance following spin-outs", Journal of Financial Economics, Volume 54, No. 1, October 1999.

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- an IPO involving:

  - a conventional public issue widely spread amongst retail and institutional investors. In this case BHP could either sell 100% or retain a holding; or
  - a public offering with a cornerstone investor; and

- a spin-out.

Each of these alternative strategies has its attractions and its drawbacks. The trade sale would generate cash equal to the enterprise value of the business. In contrast a spin-out does not produce any cash per se from a shareholder's perspective. Normally, a trade buyer will pay a price higher than an IPO would realise as the trade buyer is obtaining control of the business and may also be able to achieve synergies with its existing businesses. However, in this instance:

- there is no certainty that a higher price would be achieved from a trade buyer. By way of example, there have been a number of divestments by companies in recent years that followed a "dual track" process (ie. a trade sale and IPO run in parallel) where the IPO ultimately produced the best outcome;

- the universe of buyers of the whole OneSteel business at the present point in time is relatively limited, although there are considerably more buyers of individual business units. However, a trade sale of individual business units involves a number of complexities and runs the risk of BHP being left with some business units which were not able to achieve a satisfactory price; and

- OneSteel management believes there is potential to improve the earnings of OneSteel over the next two to three years despite a probable short term downturn in the construction industry. This improvement is expected to be driven by factors such as:

  - the ramp up of production at Whyalla Steelworks and the Somerton profiles mill;
  - operational cost savings; and
  - benefits from the integration of business units under OneSteel.

  It may be difficult to get trade buyers in an immediate sale to pay a price that fully reflects this potential.

An IPO to third party investors will also generate cash equal to the enterprise value but in order to ensure a successful issue it is normally necessary to price the issue at a discount to the expected trading price of the shares. A sale by IPO is also subject to the vagaries of equity market conditions and shifts in investor sentiment.

The main attractions of the spin-out for shareholders are that:

- there is no "value leakage". BHP fully paid shareholders will initially own 100% of OneSteel;

- any decision to retain or sell the interest in OneSteel is in each individual shareholders' control (as to both price and timing). In other words, the decision making power is effectively transferred from BHP to the individual shareholder;

- by continuing to hold their OneSteel shares, BHP shareholders would be able to capture the benefit of the earnings improvement (if it is achieved) that might not have been realised in the price in an immediate trade sale. It is reasonable to assume that if such an earnings improvement is achieved, it would be reflected in the sharemarket price of OneSteel shares; and

- at the same time, shareholders preserve the opportunity to obtain a full control value for their OneSteel shares at some future date through a takeover offer. A takeover offer will normally include a premium for control and reflect a value equivalent to a trade sale. OneSteel is likely to be of interest to a number of potential acquirers. While the extent of potential buyers of the whole of OneSteel is limited at present, the global steel industry is highly fragmented and a period of significant industry consolidation is expected over the next few years. It is

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reasonable to assume that over time the number of potential acquirers of OneSteel might increase as consolidation creates several larger global steel businesses.

5.3 Benefits of the Proposed Spin-out

5.3.1 Shareholder Flexibility

Initially, BHP shareholders will retain their existing economic exposure to both the resources and the steel businesses by holding both their existing BHP shares and the OneSteel shares that will be issued as a result of the spin-out. To this extent, the proposed spin-out is essentially neutral. BHP shareholders will simply split their current investment into two parts.

The spin-out will, however, provide shareholders with flexibility in managing their investment exposure. At present, BHP shareholders must choose between an exposure to both the resources and the steel businesses or to neither. The risk/return profile of the global resources business is quite different from that of the domestic steel business, reflecting significantly differing cash flow attributes, industry and competitive conditions, financial market conditions and geographical characteristics. Following the proposed spin-out, shareholders will have the choice of investing in either or both of two pure industry plays (although BHP will retain a steel component) in whatever proportion, or to whatever extent, they wish. Shareholders will be able to shift their relative exposures to these two industries and businesses by selling all or part of one or the other of their shareholdings or by purchasing more shares in one of the individual companies. This should be attractive to investors who wish to base their investment decisions, at least in part, on specific industry exposures. In circumstances such as this where there are limited synergies between the different business segments, it is more efficient for investors to choose the extent and mix of their investment exposure than for companies to impose a choice on them.

5.3.2 Management and Board Focus and Performance

The proposed spin-out will create two separate companies, each with a Board of Directors and senior management team that are focussed on that company alone.

The continued development and operation of a well established global resources business imposes demands on management that are significantly different from operating a vertically integrated domestic steel business. The proposed spin-out should enable management of OneSteel to focus on those demands while freeing management of BHP to concentrate on improving existing operations. There are a number of factors which should contribute to an improved management performance for a separately listed OneSteel compared to operating as a division of BHP:

- senior management with ultimate decision making responsibility will be entirely focussed on the business. As an aggregation of smaller businesses, OneSteel's operations require intensive management. The management reporting chain will be shortened which should enable the business to be more responsive to market conditions;

- OneSteel will have an experienced board of directors focussed solely on this business. In contrast, as part of BHP the OneSteel businesses have to compete for board attention with much lager businesses and projects that have a greater impact on BHP. This problem has been exacerbated by the fact that the individual business units have operated separately and are each relatively small;

- the creation of an independent listed steel company may also assist in the recruitment and retention of management with relevant experience in the steel business. More specifically, it will enable a closer alignment of management incentives with the performance of OneSteel;

- the two separate senior management teams should have greater capacity to achieve productivity improvements and to capitalise on future growth opportunities; and

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■ as an independent listed company, OneSteel and its management will be subject to intense scrutiny by analysts, investors and the media. There will also be detailed disclosure of business performance. While this scrutiny can create its own problems, it also provides powerful disciplines (and incentives) on the board and management to maintain and improve performance.

In theory, it should be possible to achieve most of this improvement under the existing BHP corporate umbrella. Nevertheless, it is realistic to expect that the proposed spin-out will result in some benefits particularly through the board involvement and market disciplines.

5.3.3   Ability to Compete and to Exploit Growth Opportunities

The proposed spin-out should enable BHP and OneSteel to pursue their operational and strategic objectives and growth opportunities with greater independence and flexibility.

OneSteel will be free to compete aggressively with its competitors without having to consider any possible consequences on other BHP businesses that currently supply products and/or services to those competitors. For example, BHP Steel is a significant supplier of flat rolled coil to Smorgon Steel and supplies a range of products to Email's distribution businesses. Smorgon Steel and Email are also competitors of OneSteel. These relationships have hampered the businesses involved. Similarly, they have also constrained the ability of OneSteel's businesses to pursue growth opportunities. As an independent company, OneSteel is probably freer to pursue acquisition opportunities and act in relation to industry rationalisation than it would be as part of BHP.

In addition, the growth and development of OneSteel will not be constrained by internal competition for capital within BHP. While competition for capital resources is not necessarily disadvantageous (and in fact can be an effective discipline on management), BHP has, in recent years, had capital expenditure limits that constrained the steel business:

■ steel long products was not perceived as being at the centre of BHP's strategic direction and ranked lowly in terms of capital expenditure priorities; and

■ the relatively small size of its projects meant that the absolute level of value generation was not high.

Accordingly, there has been limited capacity to pursue growth initiatives. As an independent listed company, OneSteel will now be able to control its own financial resources and direct them to areas that it considers offer the best growth potential.

5.3.4   Capital Flexibility and Efficiency

Growth and development opportunities will be funded independently and in a manner that best suits the operational and financial characteristics of each company. This may lead to a more efficient use of capital as the appropriate gearing and financial structure for OneSteel is arguably quite different from that appropriate for BHP. OneSteel enjoys:

■ operations primarily in domestic markets with relatively stable demand, competitive environment and prices; and

■ low capital expenditure requirements (relative to depreciation) and strong cash flow generation.

In contrast, BHP is exposed to commodity price movements and higher risk exploration expenditure requirements.

As OneSteel controls its own financial structure and has direct access to equity markets, it will also have more flexibility as to how it finances its development and growth initiatives.

While One Steel will have initial balance sheet gearing of approximately 38-42.5%, it is expected that the strong cash flows generated by the steel business will enable the company

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to reduce this level of debt over a relatively short period of time and ensure that it has sufficient financial flexibility for most purposes.

At the same time it should be recognised that OneSteel will have less financial capacity than it would as a wholly owned subsidiary of BHP to pursue large acquisition opportunities, at least where cash is required as the primary consideration.

5.3.5   Additional Investor Interest

BHP is generally regarded as a natural resources company. Most BHP shareholders are likely to have invested primarily to gain an exposure to the resources industry. Potential investors who might otherwise be attracted to BHP's vertically integrated steel business must accept investment exposure to the much larger global resources business if they invest in BHP.

The establishment of OneSteel as a focussed integrated steel business, also listed on the ASX, is likely to attract steel investors who might not have otherwise invested in BHP. This would increase the total pool of investors in the combined companies. In comparison with the resources sector, there are a limited number of investment opportunities in the steel sector on the ASX.

On the other hand, there are factors which will limit or reduce the extent of investor interest:

- OneSteel will be only a midsized company. Based on the pro forma balance sheet at 30 June 2000, the equity in OneSteel has a book value of $1,115.3 million (after outside equity interests). If the market value was the same, it would be included in the ASX200 and All Ordinaries indices but would only be ranked somewhere between approximately 75 and 100 by market capitalisation. At this level:

  - local index based institutions will not need to hold it to effectively match the index as it will not have a material impact on tracking errors; and

  - it will be too small to attract any significant interest from overseas investors;

- OneSteel will only be listed on the ASX. This will reduce its attraction to overseas investors;

- steel is not perceived as a dynamic, growth orientated industry; and

- there may be a significant number of BHP shareholders who do not want to hold OneSteel shares, including:

  - those shareholders who have invested in the last two years to gain exposure to the "turnaround potential" driven by the new management team and the strategic direction in natural resources;

  - overseas institutions who will regard OneSteel as too small to warrant investment and monitoring (combined with the fact that it is listing only on the ASX); and

  - small shareholders. There will be a large number of shareholders who will receive small parcels of shares in OneSteel. For example, a shareholder with a BHP holding of less than 1,000 shares (ie. a market value of less than $20,000) will receive 250 shares in OneSteel with a value (based on OneSteel's book value) of $660. There are approximately 180,000 shareholders in this situation. The small value of these holdings may result in these shareholders deciding to sell their interests, either immediately or in the short term, because the holding is so small. However, while large in number, these shareholders do not represent a large percentage of OneSteel's market capitalisation. Shareholders with less than 1,000 shares represent approximately 4% of the issued capital.

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OneSteel will put into place a special sale facility for small shareholders (holding less than 250 OneSteel shares), giving these shareholders the option to sell their OneSteel shares in a convenient and cost effective manner.

5.3.6 Sharemarket Awareness

As a relatively small part of BHP, the OneSteel businesses do not get a high level of attention from analysts and investors. Nor is there detailed financial information available on the performance of these businesses.

Following the spin out, there will be substantially more detailed information on the operating and financial performance of the OneSteel businesses available to analysts and investors.

OneSteel should also be followed and analysed by dedicated analysts within stockbroking firms and institutions. This enhanced disclosure and following should help the market to put a more appropriate valuation on the business than it does under the current structure.

5.4 Disadvantages of the Proposed Spin-out

5.4.1 One-off Transaction Costs

BHP has estimated that total transaction costs of the proposed spin-out will be approximately $64.7 million. These transaction costs are made up of stamp duty, advisory fees, loan establishment fees and the costs of negotiating, publicising and implementing the spin-out.

BHP will incur $56.7 million of these costs, the vast majority of which will be written off directly against shareholders' funds in its balance sheet. The $8.0 million incurred by OneSteel primarily relates to debt raising costs.

From the perspective of BHP shareholders, the relevant issue is the transaction costs to be incurred after the shareholders' meetings. Costs incurred up to this date are sunk costs. The transaction costs to be incurred after the shareholders' meetings are estimated by BHP to be approximately $41.9 million ($35.9 million attributable to BHP and $6.0 million attributable to OneSteel).

5.4.2 Additional Administration and Finance Costs

The proposed spin-out of OneSteel will result in the loss of some financial benefits that result from the operation of two businesses within a single corporate group. Those benefits are largely a consequence of operating a single corporate head office for the two businesses and the provision of a number of functions centrally on behalf of all BHP group entities.

The two businesses share corporate overheads including the Board of Directors, Managing Director's office, regulatory reporting requirements and sharing of development costs. The separate companies will each have to support these overheads from their own resources although the individual companies have arranged to enter into a Shared Services Agreement which provides that OneSteel will have access to the support of the established BHP infrastructure including data and voice communication, information systems and environmental services for an agreed transitional period.

The spin-out will result in additional administration costs being incurred. These costs are:

- OneSteel listed company costs including:

    - listing fees;
    - share registry;
    - annual reports (preparation, audit review, printing);
    - shareholder communications;

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- compliance costs; and
- board of directors and secretarial.

It is not expected that there will be any savings for BHP in this area; and

■ central administrative functions for OneSteel including:

- accounting;
- treasury;
- legal and taxation; and
- general services.

It is not expected that there will be material savings for BHP in relation to these functions as a result of the OneSteel businesses leaving the group.

At present, the steel business is largely financed from BHP's overall financing program. As a separate company, OneSteel will have to raise its own finance to fund the development of its business. While OneSteel is believed to be structured on a sound financial basis, it will not be able to procure debt financing on terms as favourable as those currently available to BHP.

BHP has estimated the incremental listed company, administration and finance costs to be in the order of $11-12 million per annum.

5.4.3   Loss of Synergies

There are a number of synergistic benefits that arise from the OneSteel businesses being part of a single integrated BHP group. Examples of these benefits include:

■ technical knowledge sharing and staff transfers between the Port Kembla and Whyalla steelworks in relation to steelmaking;

■ market intelligence and awareness of customer requirements and trends for BHP steelmaking operations through the ownership of extensive "on the ground" distribution activities;

■ credibility for OneSteel businesses in dealing with major customers by being part of BHP (eg. in relation to major pipeline contracts); and

■ the ability to leverage other BHP products, services or relationships in dealings with customers.

These benefits will be lost as a result of the spin-out. However, it should be recognised that:

■ the Demerger Agreement requires BHP and OneSteel to enter into arrangements that enable sharing of technical knowledge, research and development and access to relevant employees to continue;

■ it is not possible to determine whether any of these factors have made a measurable difference to performance;

■ several of OneSteel's businesses operated with considerable success as part of Tubemakers of Australia Ltd prior to its takeover by BHP; and

■ the BHP ownership can also hinder business activities and being independent of BHP may be perceived positively by some customers or suppliers.

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5.4.4   Ineligible Shareholders

Only BHP shareholders with registered addresses in Australia, New Zealand, Canada, Singapore, Hong Kong, the United Kingdom, the Channel Islands and the United States will be entitled to receive shares in OneSteel. Shares that would have been transferred to other overseas shareholders will be sold on market within 14 days of the later of the listing date and the date of completion of the spin-out and these overseas shareholders will receive the net proceeds as a cash amount per share. In this respect, ineligible overseas shareholders will give up their economic interest in OneSteel (albeit for market value) and will lose their ability to have an exposure to this business. However:

- their OneSteel shares will be sold for market value;

- they can acquire OneSteel shares through the ASX after listing if they want an exposure to the business; and

- these provisions apply to shareholders representing only approximately 1% of BHP's issued capital.

5.4.5   Limited Markets

BHP shares are listed on:

- the ASX;
- the New Zealand Stock Exchange;
- the London Stock Exchange;
- Deutsche Börse (Germany);
- the Swiss Exchange; and
- the New York Stock Exchange (through American Depositary Shares).

OneSteel shares will only be listed on the ASX. Accordingly, eligible overseas shareholders will have more limited options for selling their OneSteel shares than they do for their BHP shares.

5.4.6   Taxation

The disadvantages in relation to taxation are discussed in Section 5.7 below.

5.5   Risks of the Proposed Spin-out

5.5.1   Lack of Track Record

A new board and senior management team is being installed at OneSteel. OneSteel has no track record of operations as a stand alone company. This raises the risk that the board and senior management relationship, which is critical to the long run success of the business and the achievement of many of the benefits of the spin-out, may not work as expected.

In addition, OneSteel will need to establish its own treasury, legal, taxation, statutory financial reporting and information technology support functions. While these functions will be in place shortly, their effectiveness is yet to be tested. The transitional arrangements are complex and full separation is a time consuming process. Implementation problems are almost inevitable.

There are also risks relating to the integration of the various businesses under OneSteel. However, shareholders faced these integration risks, in any event, even if OneSteel was retained by BHP.

12

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5.5.2   Relationship with BHP

BHP and OneSteel will have ongoing commercial relationships. The primary ones are:

■   supply of flat and coated products to OneSteel's Market Mills Division (Pipe and Tube Mills and Wire Mills);

■   sale of flat and coated products and building products to OneSteel's Distribution Division;

■   sale of Market Mills Division output (reinforcing) to BHP Building Products;

■   supply of iron ore and slab by Whyalla Steelworks to BHP Steel; and

■   supply of coal, transportation and gas to OneSteel.

BHP Steel's sales to OneSteel will represent about 11% of OneSteel's total sales. The ongoing arrangements are intended to reflect normal arm's length commercial terms and have been formalised in contracts between BHP and OneSteel. Nevertheless, there are a number of risks for BHP shareholders as a result of separation through the spin-out:

■   these contracts are of limited duration and, at expiry or at some future time, OneSteel may reduce its level of purchases from BHP. Imports are a ready substitute for several of the products supplied by BHP although there are a number of issues such as price, product quality and delivery reliability to overcome;

■   in any event, OneSteel may use this possibility to negotiate better terms with BHP (although this may have benefits for OneSteel shareholders if OneSteel can retain the benefit rather than passing it on to its customers);

■   as independent parties seeking to maximise returns to their own shareholders, there will be potential for contractual disputes between BHP and OneSteel; and

■   it is conceivable that OneSteel could be taken over by a third party that did not wish to continue the supply arrangements with BHP or wished to reduce the extent of purchases from BHP.

These issues would arise to an even greater extent if OneSteel was divested by way of trade sale to a third party.

5.5.3   Potential Higher Costs

There are a number of products and services which BHP purchases on a group wide basis. These include:

■   electricity; and
■   consumables.

In doing so, it enjoys certain purchasing power or scale benefits. As part of the spin-out, it has been agreed that most of these services will continue to be supplied to OneSteel under these contracts or on new contracts on essentially the same commercial terms.

However, there is a risk that once these arrangements expire, OneSteel will not be able to renew them on as favourable terms as it could as part of the BHP group because of its smaller size.

OneSteel has been invited to participate in corProcure, an independent, stand-alone, internet-based indirect goods and services marketplace, of which BHP is a Founding Shareholder. CorProcure is expected to provide significant benefits to suppliers and buyers through new transaction efficiencies and standards and business networking opportunities. The fourteen major Australian companies that are Founding Shareholders will share the infrastructure investment costs. OneSteel is evaluating whether the upfront contribution to

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the infrastructure investment costs required to join corProcure is justified by the expected savings that it may achieve. There is the risk of a potential disadvantage of the proposed spin-out if:

■   corProcure is established and is successful; and

■   the combined contribution of BHP and OneSteel to the infrastructure investment costs is greater than the contribution of BHP had OneSteel remained a wholly owned subsidiary of BHP.

5.5.4   Potential Impact of Certain Events

OneSteel will be a much smaller entity than BHP in terms of market capitalisation, net asset backing and profitability.

The much smaller size of OneSteel may make it less able to readily absorb the financial and business impact of any significant adverse events such as:

■   a dramatic downturn in the Australian construction industry;
■   the loss of sales currently made to Email (a competitor as well as a customer, and currently subject to a takeover offer from Smorgon Steel); or
■   major unforeseen environmental issues.

The impact of these events would be less material if OneSteel was to remain a wholly owned subsidiary of BHP.

5.6   Taxation Consequences

5.6.1   Australian Shareholders

The capital gains tax regime in Australia imposes tax on the capital gains earned from the disposal of assets acquired after 19 September 1985. The capital gain is calculated as the difference between the amount received on disposal of the asset (net of transaction costs) and the original cost of the asset (including transaction costs such as stamp duty and brokerage). If the asset is sold more than twelve months after it was acquired the cost of the asset is indexed for inflation up to 30 September 1999. No capital gains tax is payable on the disposal of shares acquired on or before 19 September 1985.

The transfer of OneSteel shares to BHP shareholders will be by way of the compulsory application of a capital return. BHP has received advice that this capital return will not represent a dividend (at least for Australian resident shareholders). However, the tax position of Australian shareholders will change as follows:

■   the cost base for each OneSteel share will be $2.64 (equivalent to $0.66 per BHP share). This is the amount of the capital return applied to acquire the shares;

■   the cost base of shares in BHP will be reduced by $0.66; and

■   the OneSteel shares will be deemed to be assets acquired as at the date of the fully paid shares Scheme.

The capital gains tax consequences for Australian resident shareholders will, in the short term at least, generally be neutral. The effect for the majority of shareholders, immediately after completion of the proposed spin-out, will be that the total cost base of their investment in the aggregate of the two companies will be equal to the cost base of their BHP shares immediately before the proposed spin-out with the equivalent of $0.66 per BHP share attributed to the OneSteel shares and the remainder attributed to the BHP shares. Any subsequent disposal of OneSteel shares will have capital gains tax consequences, to the extent that the sale price differs from the cost base of the shares that are sold.

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Certain groups of shareholders may, however, experience particular capital gains tax consequences:

■   some BHP shareholders may have acquired their BHP shares on or before 19 September 1985 and, accordingly, the sale of those shares would not be subject to capital gains tax. The OneSteel shares transferred to such shareholders will now be subject to capital gains tax and any subsequent sale of these shares at a price greater than their cost base will result in a capital gains tax liability. Accordingly, for such shareholders the proposed spin-out will have the effect of converting a portion of their pre-capital gains tax BHP shareholding into a post capital gains tax asset;

■   post 19 September 1985 BHP shareholders whose BHP shares have cost base for capital gains tax purposes of less than $0.66, if any, will realise an immediate taxable capital gain on the OneSteel shares that are issued to them. However, this situation is highly unlikely;

■   shareholders who currently have unrealised capital losses on their BHP shares will be liable for capital gains tax if they sell their OneSteel shares for a price in excess of the $2.64 cost base, despite their overall loss position. However, there should be no impact on the capital loss potentially available on their BHP shares; and

■   some shareholders who would otherwise face a capital gains tax liability on the sale of their BHP shares may be able to realise a portion of their investment free, or partly free, of capital gains tax by selling OneSteel shares (to the extent that the OneSteel shares are sold without incurring capital gains tax).

This report sets out no more than a general description of the taxation implications of the proposed spin-out for Australian shareholders and is not intended to constitute and should not be construed as formal advice regarding the taxation consequences for shareholders of the proposed spin-out. The taxation consequences of the proposed spin-out will vary according to the individual circumstances of each shareholder. Shareholders should read the Taxation Implications Section in the Scheme Booklet and, if in any doubt, seek independent taxation advice regarding the tax consequences of the proposed spin-out.

5.6.2   Corporate Tax

The proposed spin-out also has consequences for BHP's corporate tax position. BHP has stated that it expects that dividends in the year ending 30 June 2001 will not be franked. However, if the spin-out takes place, OneSteel will operate as an independent Australian company and will not have access to other tax losses in the BHP group. Accordingly, it is expected that OneSteel will make tax payments in the year ending 30 June 2001 which has a small negative impact on financing costs as these tax payments would not have been made until later if the spin-out was not implemented. However, at the same time OneSteel's dividends in respect of the year ending 30 June 2001 are expected to be franked as a result of the tax payment.

5.7   Other Issues

5.7.1   Contingent Liability Transfers

Under the proposed spin-out certain contingent liabilities will be transferred to OneSteel. These are predominantly environmental liabilities related to the sites on which OneSteel businesses currently operate.

Given the nature of the transaction (whereby BHP shareholders will own 100% of OneSteel when it lists), the issue of where contingent liabilities fall is irrelevant except to the extent that the liabilities transferred are imminent and of such a scale that they could potentially undermine the financial viability of OneSteel.

BHP has advised that, to its knowledge, there are no liabilities of this magnitude being transferred to OneSteel. OneSteel management has also advised that it is not aware of any significant contingent liabilities other than those in the ordinary course of business.

5.7.2   Impact on BHP

The major impacts of the proposed spin-out on BHP were set out in Section 4. The analysis in Section 4 indicates that the proposed spin-out does not have a material impact on BHP. While steel becomes a smaller part of the overall business the financial impacts are limited.

The table below shows the effect on some of BHP's key financial parameters:

Impact of Spin-out on BHP ($ millions)			
	Actual before Spin-out	Pro Forma after Spin-out	% Change
Total assets as at 30 June 2000	29,344	26,695	(9.0)
Shareholders' funds attributable to members of BHP as at 30 June 2000	10,353	9,155	(11.6)
Sales revenue for the 13 months ended 30 June 2000	21,506	19,086	(11.3)
EBITDA for the 13 months ended 30 June 2000	5,980	5,663	(5.3)
Earnings per share for the 13 months ended 30 June 2000	$1.15	$1.12	(2.5)

This analysis is based on OneSteel's financial performance in the 13 months ended 30 June 2000. The impact on earning parameters may differ in future years, depending on the relative earnings performance of BHP and OneSteel in any particular year.

The restructuring is unlikely to have any material adverse impact on the market for BHP shares or on its liquidity. The market capitalisation of BHP (and therefore the value included in indices) will fall but there is a commensurate reduction in the value of individual shareholdings (offset by the value of OneSteel). Accordingly, index investors do not need to make any adjustments simply as a result of the proposed spin-out. The reduced absolute size of BHP in market capitalisation terms should not have any material impact on liquidity. BHP will remain the fifth largest company listed on the ASX.

5.7.3   Impact on Dividends

The level of future dividend payments has not been determined and will be a matter for the respective boards of BHP and OneSteel depending on dividend policies and financial and other circumstances at the time.

BHP has not forecast any dividends but has stated that it believes that the amount of BHP's dividend payments for the year ending 30 June 2001 will not be affected by the spin-out of OneSteel.

OneSteel has indicated that:

- its proposed dividend policy will be to pay out 70-80% of after tax profits as dividends; and
- it expects the dividends to be fully franked.

Accordingly, it is likely that aggregate dividends in respect of the year ending 30 June 2001 will be higher than they would otherwise have been. It is reasonable to expect that this position will continue for some years although:

- the overall gain in dividends may not be material; and

- future dividend payments will depend on circumstances and the performance of both businesses at the time.

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5.8   Market Valuation Parameters

The businesses will be transferred to OneSteel at their fair value which, in aggregate, will be similar to book value. Based on the pro forma balance sheet as at 30 June 2000, OneSteel will have shareholders' funds of $1,115.3 million (after outside equity interests).

The following table sets out:

■   the implied earnings multiples for OneSteel based on the book value of shareholders' funds; and

■   the implied earnings multiples for a number of other listed companies which might be considered to be broadly comparable to OneSteel:

Sharemarket Ratings of Selected Companies in the Steel Industry									
Company	Market capital- isation (millions)	EBITDA multiple		EBITA multiple		PE multiple		NTA multiple	
		2000	2001	2000	2001	2000	2001	geared	ungeared
OneSteel	1,115.3	7.6	na	11.9	na	24.3[15]	na	1.2	1.2
Australia	**A$**								
Smorgon Steel	1,201.1	6.4	5.9	8.5	7.8	9.2	7.9	nc	2.1
Simsmetal	470.9	6.7	4.0	10.0	5.3	16.1	8.2	2.1	1.8
Email	652.6	4.8	4.7	6.6	6.4	9.5	8.7	1.4	1.2
Americas	**US$**								
Nucor	2,822.4	3.5	3.1	5.3	4.4	7.9	6.6	1.3	1.2
Gerdau	1,231.3	4.0	3.7	5.4	4.8	5.4	4.5	1.0	1.0
Bethlehem Steel	470.4	4.4	3.7	7.0	5.4	9.5	2.6	0.5	0.9
Stelco	476.9	2.9	2.8	4.6	4.4	5.2	4.8	0.7	0.8
Co-Steel	335.4	4.5	4.2	7.3	6.7	7.5	6.5	0.9	0.9
Europe	**euro**								
Ispat International	1,280.1	4.4	3.9	5.9	5.1	4.9	3.8	1.3	1.0
Arbed	951.3	6.7	6.6	12.9	12.5	4.7	4.4	0.4	0.8
Rautaruukki	687.5	4.6	3.8	7.7	5.8	6.6	4.8	0.9	0.9
Sidenor	490.4	9.7	8.1	12.6	10.9	18.1	15.6	4.1	2.4
Böhler-Uddeholm	403.2	3.8	3.5	5.9	5.2	6.5	5.7	0.8	0.8
Asia	**US$**								
POSCO	8,174.7	2.7	2.7	4.1	4.1	5.5	5.5	1.0	0.8
China Steel	5,851.5	5.7	5.3	8.9	8.0	9.7	9.0	1.4	1.1
Kawasaki Steel	4,525.4	9.3	8.7	27.4	16.5	30.1	14.8	1.3	1.0
Maanshan Iron & Steel	237.2	3.7	3.9	10.5	9.8	13.6	8.0	0.2	0.3

Source: IRESS, Bloomberg, Annual Reports, brokers' reports

The global steel industry is cyclical. While the demand for long steel products has remained strong in some regional areas, the economic downturn in Asia has led to an excess world supply of steel products. This oversupply has resulted in pressure on prices and volumes and is reflected in the trading multiples of the majority of the above comparable companies. The deterioration in market conditions has also provided a catalyst for the restructuring and rationalisation of many steel companies.

Each of the above companies is involved in the manufacture and/or distribution of steel products. Many of them are vertically integrated steel production and distribution businesses, producing predominantly long steel products. The companies that are most comparable to OneSteel are Smorgon Steel, Nucor Corporation ("Nucor"), Gerdau SA ("Gerdau"), Co-Steel Inc. ("Co-Steel"), Sidenor SA ("Sidenor") and Maanshan Iron & Steel Company Limited ("Maanshan Iron & Steel"). These companies have similar characteristics to OneSteel in that they:

■   are solely or predominantly producers of long steel products;
■   are vertically integrated, with either ownership of, or interests in distribution operations;
■   have a domestic or regional focus;

---

[15]   Calculated assuming total borrowings of $874 million with no repayment, an effective interest rate of 7.5% and a tax rate of 36%.

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- ■ have a dominant or leading domestic market share; and
- ■ supply long steel products predominantly to the construction industry.

In particular, Co-Steel has announced a strategy to focus on its North American long products operations and restructure its autonomous business units into a single integrated long products business.

Böhler-Uddeholm AG and Ispat International NV also have similar operations to OneSteel in terms of the above characteristics except that they have an international rather than a domestic focus.

However, some of these companies also have some different characteristics to OneSteel, the most significant of which are:

- ■ size (in terms of steel production capacity). OneSteel has an annual steel making capacity of 1.7 million tonnes. In comparison, all of the comparable companies (except for Smorgon Steel and Sidenor) are substantially larger:

Comparable Companies - Production Capacity	
Company	**Annual Production Capacity (million tonnes)**
Nucor	10.4
Gerdau	7.7
Manshaan Iron & Steel	3.6
Co-Steel	3.5
OneSteel	**1.7**
Smorgon	0.9
Sidenor	0.6

Source: Annual Reports, brokers' reports

  Operational economies of scale are generally associated with higher production volumes; and

- ■ the production process used. OneSteel uses both the basic oxygen blast furnace ("BOF") process and the electric arc furnace ("EAF") process in the production of steel. In contrast, all of the comparable companies use the EAF process exclusively, except for Gerdau (which uses both the BOF and EAF processes) and Maanshan Iron & Steel (which uses the BOF process exclusively). The EAF process has a primarily variable cost structure which provides more flexibility in production levels. In contrast, the BOF process consumes more energy and is more labour and capital intensive.

The trading multiples of Maanshan Iron & Steel also reflect the impact of government imposed production cuts for China, most of which is expected to be in the oversupplied long products sector.

The multiples for OneSteel based on book values and earnings for the 12 months ended 30 June 2000 appear to be high in comparison to the earnings multiples of the other companies shown in the above table. This is in part a result of the transfer price, which has been calculated using the discounted cash flow methodology. OneSteel management believes there is potential to improve the earnings of OneSteel over the next two to three years and this is therefore reflected in the transfer price. Similarly, the sharemarket will value OneSteel on the basis of its expected future performance, rather than its historical performance. The multiples implied by the financial budgets for the years ending 30 June 2001 and 2002 prepared by the management of OneSteel are more in line with the multiples shown in the above table.

In any event, the actual trading price of OneSteel shares is uncertain and will depend on a range of factors at the time of listing including:

- ■ equity market conditions;

- ■ economic conditions, and in particular, the state of the construction cycle;

- ■ steel industry conditions;

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■   interest rates;

■   factors specific to OneSteel such as:

    •   operating performance;
    •   production issues (eg. achieving the ramp up at Whyalla and Somerton); and
    •   progress on business integration particularly for the Market Mills division.

    A significant issue will also be the outcome of the takeover offer for Email;

■   events affecting competitors such as Smorgon Steel;

■   market perceptions about OneSteel's earnings prospects;

■   the effectiveness of OneSteel management in "selling the story" to analysts, institutional investors and others; and

■   other market issues such as the extent of selling by shareholders not wanting to hold OneSteel shares.

5.9   Analysis and Conclusion

The evaluation of the proposed spin-out must be considered in the context of the decision that has already been taken by the BHP board to divest the steel long products business. It should be recognised that a divestment by way of trade sale for example could be made without shareholder approval. It is only because the divestment is to be implemented by a way of a spin-out under a Scheme that shareholder approval required.

The immediate impact of the proposed spin-out on BHP shareholders is strictly neutral. The pro rata transfer of OneSteel shares to BHP fully paid shareholders will mean that shareholders are initially in a position that is exactly the same as to their position immediately prior to the proposed spin-out except that their previous investment is now held in two separate interests. Shareholders will have the choice of retaining the same effective interest in BHP's assets that they currently hold by retaining both the OneSteel shares and their existing shares in BHP. In essence, they are simply splitting their current investment in two parts. There is no "value leakage" to third parties. In this respect, the proposed spin-out is by definition fair.

In addition, in Grant Samuel's view, a critical attraction of the spin-out is that while shareholders are forgoing an immediate trade sale at a (possibly) higher value, they are able to retain their exposure to the upside potential in the earnings of OneSteel while also still preserving the opportunity to realise a full control value through a takeover at some future time. Importantly, the decision as to retain or sell the OneSteel interest (as to both price and timing) is effectively transferred to individual shareholders. In effect, shareholders have simply deferred the trade sale decision and taken control of it for themselves.

There is also a broader question as to whether or not shareholders are likely to be better off in terms of value if the spin-out proceeds than if it does not. In Grant Samuel's opinion it is reasonable to anticipate that the cumulative effect of the benefits of the spin-out will enhance shareholder value despite the costs, disadvantages and risks. Those benefits include:

■   investor flexibility in managing exposures;

■   enhanced management performance as a result of:

    •   increased focus;
    •   board focus and scrutiny;
    •   alignment of incentives; and
    •   market disciplines;

■   improved ability to compete aggressively and to exploit growth opportunities;

■   financial flexibility and capital efficiency; and

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- greater market awareness of, financial disclosure for, and investor interest in OneSteel.

The disadvantages and risks, while not inconsequential, are considered reasonable in the context of the transaction. Accordingly, Grant Samuel believes that there is a reasonable prospect that over time, shareholder value will be enhanced by the spin-out. This view is supported by the academic research into the impact of spin-outs that has been undertaken. However, it should be recognised that:

- the benefits are, at least to some extent, a matter of investor perception rather than unambiguous quantifiable evidence; and

- a spin-out is not a guarantee of future absolute performance. The real issue is whether performance is likely to be better relative to what it would have been in the absence of the proposal.

Moreover, in the short term, the impact on shareholder value is more uncertain and it is not clear that OneSteel will be initially valued more highly than it is currently implicitly valued as part of BHP in view of factors such as the following:

- the potential overhang from shareholders not wanting to hold OneSteel shares. In view of the absence of a share sale facility and associated formal book build to develop institutional demand prior to listing, this overhang could have a negative impact on the OneSteel share price in the initial period of trading;

- the absence of earnings forecasts to demonstrate the expected improvement in earnings performance. It is not proposed that OneSteel will publish any earnings forecasts in connection with its listing. The market will therefore not have access to any forecasts endorsed by the board of OneSteel or BHP and analysts will have to form their own views;

- the market may discount the earnings improvement potential until it is demonstrated sufficiently to build investor confidence particularly given the absence of Directors' forecasts (which may be interpreted adversely by the market); and

- the incremental costs will be incurred immediately while many of the benefits (eg. improved management performance) will take some time to translate into earnings.

In other words, it is possible that the aggregate value of shareholders' interests in BHP and OneSteel may be less than BHP's price would have been. In this context, the early performance of recent spin-outs and demergers in Australia has not been particularly encouraging.

In summary, none of these benefits are easily quantifiable and, accordingly, evaluation of the proposed spin-out is subjective. Several are of a longer term strategic nature. None of the benefits are individually compelling but, collectively, are meaningful. Having regard to the nature of the proposed spin-out and the avoidance of value leakage, the proposed spin-out is likely to mean that BHP shareholders will ultimately be better off, notwithstanding the costs, disadvantages and risks and the possible short term value consequences. On balance, Grant Samuel believes the spin-out is in the best interests of BHP's fully paid shareholders.

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6　Evaluation of the Proposed Spin-out for Partly Paid Shareholders

BHP's partly paid shares are effectively the same as options. The amount to be paid up is the lower of the initial issue price and the BHP share price at the time the shares are paid up. Accordingly, if the BHP share price rises above the issue price the partly paid shareholder captures the benefit. If it declines below the issue price, they can effectively exit at no cost.

Partly paid shareholders will receive the benefit of the capital reduction of $0.66 per BHP share by having it applied to meet an interim call of an equivalent amount on each partly paid share. They will not receive any shares in OneSteel.

There are a number of implications for partly paid shareholders:

■　as they will not receive OneSteel shares, not all the benefits of the spin-out will apply to them. Only those benefits attributable to BHP will be relevant. These are very limited, the primary one being the benefit of more focussed BHP management without the distraction of running the OneSteel businesses. Most of the potential shareholder value enhancement is in relation to OneSteel;

■　the amount credited for the interim call is based on the book value of OneSteel. However, OneSteel shares will not necessarily trade at these levels and therefore the market value of the OneSteel shares forgone may be different to the amount credited for the interim call. To the extent that OneSteel shares trade at prices above $2.64 (equivalent to $0.66 per BHP share), partly paid shareholders will be disadvantaged relative to fully paid shareholders. To the extent that the trading price is lower than $2.64, they will be advantaged.

　　In this context, it is in reality a "once off" issue as partly paid shareholders could buy OneSteel shares on the ASX when OneSteel lists, thereby crystallising the effective gain or loss;

■　there is no certainty as to the price at which OneSteel shares will trade. Section 5.8 sets out:

  •　the implied earnings multiples for OneSteel based on the book value of net assets; and
  •　the implied earnings multiples of a number of comparable listed companies.

　　The actual share price will depend on a range of factors including:

  •　equity market, steel industry and economic conditions at the time of listing;
  •　specific events impacting OneSteel or its major competitors such as Smorgon Steel;
  •　the effectiveness of OneSteel's investor relations; and
  •　the impact of other specific issues.

However, in terms of analysing whether partly paid shareholders will be better off if the spin-out proceeds or not, the critical point is that even if partly paid shareholders vote against the resolution, the proposed spin-out will proceed. The relevant resolutions are not interdependent. If the resolution is not passed, partly paid shareholders will receive $0.66 in cash for each partly paid share held.

In this respect, the issues raised above are not directly relevant to the position of partly paid shareholders. The real issue is whether it is better to:

■　vote against the partly paid shares Scheme and receive $0.66 in cash immediately. However, almost all of the payment is likely to be taxable as a capital gain as the cost base for most partly paid shareholders is 1 cent (or in some cases 5 cents); or

■　vote in favour of the partly paid shares Scheme in which case partly paid shareholders will only crystallise the cash benefit of $0.66 at a later date when the shares are paid up. However, the payment of any tax will also be deferred until this time.

The net effect will depend on each partly paid shareholder's individual circumstances, in particular as to:

■　when the partly paid BHP shares are likely to be paid up;
■　the length of time the BHP shares (once paid up) are likely to be held; and
■　tax position and effective tax rates at the relevant dates.

- 39 -

The inter-relationship between these variables is complex. However, in broad terms, the indicative position of a partly paid shareholder who is, and who remains, on the highest marginal tax rate is summarised as follows:

- for those partly paid shareholders who are required to, or intend to, pay up their partly paid shares immediately or within, say, the next 18 months and intend to hold the BHP shares over the long term (say, more than five years), there is a slight net present value benefit if the partly paid shares Scheme is approved. The partly paid shares Scheme is in the best interests of these shareholders;

- for those partly paid shareholders who are not required to, or do not intend to, pay up their partly paid shares within the next 18 months, and regardless of how long the BHP shares are held, there is a slight net present value benefit if the partly paid shares Scheme is not approved; and

- any partly paid shareholder likely to sell their BHP shares immediately upon paying them up will be slightly better off in net present value terms if the partly paid shares Scheme is not approved.

In addition, it should be noted that if partly paid shareholders vote against the partly paid shares Scheme they will retain the cash (of $0.66 less tax) even if the BHP share price subsequently falls below the issue price of the partly paid shares. Partly paid shareholders would not have obtained such a benefit in this situation in the absence of the proposed spin-out or if the partly paid shares Scheme is approved.

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7   Impact on Creditors

The spin-out involves a capital return to BHP shareholders of $0.66 per BHP share. There is a corresponding reduction in shareholders' funds and future net earnings are reduced by the transfer of shares in OneSteel. Definitionally, any reduction in the equity base of a company disadvantages creditors as it reduces the company's capacity to meet the claims of creditors.

However, in Grant Samuel's opinion, the creditors of the BHP group are not materially prejudiced by the capital return or the spin-out. The reasons are:

■ the position of most creditors (both short term and long term) other than debt providers (who typically have an exposure to the total group) actually depends on their contractual position with the individual companies within the BHP group. With two exceptions (AWI Holdings Pty Ltd (now OneSteel Pty Limited) and its subsidiaries and Tubemakers of Australia Ltd and its subsidiaries), BHP does not operate under a deed of cross guarantee pursuant to which creditors of a company have recourse to the assets of other companies in the BHP group.

   The financial position of all companies retained by BHP except for the BHP parent entity is unchanged by the capital return and spin-out;

■ most trade creditors are of a short term nature (ie. repayable within, say, 60 days at any point in time) and they will therefore have the opportunity to reassess for themselves whether or not they wish to grant continued credit to the relevant BHP group company;

■ nevertheless, all creditors (and particularly debt providers) are dependent upon the financial well being of the overall group. In this context:

   • BHP remains a very substantial company. Pro forma shareholders' funds after the spin-out are approximately $9.2 billion and pro forma net profit after tax is $2.0 billion (for the 13 months ended 30 June 2000). Total liabilities on a pro forma basis are $16.8 billion;

   • as $932 million in debt is effectively transferred to OneSteel (over time) along with the businesses, the proposed spin-out actually improves BHP's gearing ratios. The following table shows the impact on a pro forma basis in respect of the period ended 30 June 2000:

BHP - Pro Forma Gearing Impact ($ millions)		
	Actual before spin-out	Pro Forma after spin-out
Total assets	29,344	26,695
Total borrowings	8,398	7,424
Net borrowings	7,714	6,764
Shareholders' funds attributable to members of BHP	10,353	9,155
EBITDA	5,980	5,663
EBIT	3,688	3,502
Balance sheet gearing	42.7%	42.5%
EBITDA/Borrowing costs (times)	8.1	8.6
EBIT/Borrowing costs (times)	5.0	5.3

   • BHP presently enjoys the following ratings from the major rating agencies:

BHP - Credit Ratings		
Agency	Short Term	Long Term
Standard & Poor's	A2	A-
Moody's	P-2	A3

   BHP does not expect that its credit ratings will be adversely affected as a result of the proposed spin-out;

   • the directors of BHP and OneSteel have stated that in their opinion the spin-out will not affect either company's ability to pay creditors or meet debts as and when they fall due; and

- 41 -

- • to the extent that the net cash received by BHP as a result of the spin-out (approximately $932 million before transaction costs) is not used to repay debt and available borrowing facilities are not reduced it will provide additional funding liquidity for BHP.

Accordingly, in Grant Samuel's opinion, the proposed spin-out makes no discernable difference to the likelihood of BHP being in a position of financial distress.

Creditors of the various companies to be transferred to OneSteel will become creditors of OneSteel rather than BHP. The issues for these creditors are summarised below:

- ■ their primary exposure is to the company with which they have their contractual or trading relationship. The financial position of individual companies should not change as a result of the proposed spin-out. Short term trade creditors will also have a reassessment opportunity;

- ■ pro forma gearing ratios for OneSteel are summarised below:

OneSteel - Pro Forma Gearing	
	30 June 2000[16]
As at 30 June 2000	
Balance sheet gearing	42.4%
13 months ended 30 June 2000	
EBITDA/Borrowing costs	4.5
EBIT/Borrowing costs	2.6

The pro forma balance sheet gearing of OneSteel is approximately the same as that of BHP. This level of gearing is considered reasonable having regard to OneSteel's business operations, cash flow profile and financial budgets. OneSteel can support a reasonable level of gearing in view of factors such as:

- • its domestic operations and limited exposure to export markets;
- • diversity of end customers; and
- • capital expenditure requirements being less than depreciation over the medium term and the absence of higher risk exploration activities.

The balance sheet gearing ratio of 42.4% has been calculated assuming that the $143 million expected to be spent building up working capital is incurred at the date the spin-out is effected. This build up of working capital will actually occur over a period of around eight months, during which time cash will also be generated and used to reduce borrowings. As a result, it is unlikely that OneSteel's actual gearing at any point in time will be as high as its pro forma balance sheet gearing.

Grant Samuel has also reviewed OneSteel's financial budgets to 30 June 2005 which show a material reduction in net borrowings over the period;

- ■ OneSteel has received funding commitments totalling approximately $1.2 billion, of which $731 million (including Steel & Tube loans of $42 million) will initially be drawn down after completion of the spin-out, increasing to $874 million as OneSteel builds up its working capital. These lenders have made their own judgements as to OneSteel's financial risk in the full knowledge of its position. In particular, it should be noted that $832 million of these loans are to be provided on an unsecured negative pledge basis and accordingly the lenders will rank equally with ordinary creditors.

These funding commitments by third party lenders suggest that the financial gearing of OneSteel is reasonable, if not prudent; and

- ■ the new facilities do not have covenants or other restrictions which are likely to precipitate any funding or liquidity crisis in the short term and appear to provide sufficient flexibility to manage growth of, or fluctuations in, the business operations. However, any major strategic initiatives (eg. significant acquisitions) may require new funding facilities.

---

[16]　Assuming total borrowings of $874 million with no repayment and an effective interest rate of 7.5% per annum.

- 42 -

8   Qualifications, Declarations and Consents

8.1   Qualifications

Grant Samuel and its related companies provide financial advisory services to corporate and other clients in relation to mergers and acquisitions, capital raisings, corporate restructurings, property and financial matters generally in Australia and New Zealand. One of its activities is the preparation of company and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since its inception in 1988, Grant Samuel and its related companies have prepared more than 200 public expert or appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Wilson, M.Com (Hons) ACA FSIA, John Morrison BE (Hons) MBA MAusIMM and Jaye Gardner B.Com LLB (Hons) CA ASIA. Each has a significant number of years experience in relevant corporate advisory matters.

8.2   Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the proposed spin-out is in the best interests of BHP shareholders and as to whether it materially prejudices the interests of creditors. Grant Samuel expressly disclaims any liability to any BHP shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owed by the BHP or OneSteel groups to their respective creditors as at the date of this report or at any subsequent time. Future creditors must rely on their own investigations of the financial position of individual companies in the group with whom they conduct business.

Grant Samuel has had no involvement in the preparation of the Scheme Booklet and has not verified or approved any of the contents of Scheme Booklet. Grant Samuel does not accept any responsibility for the contents of the Scheme Booklet (except for this report).

8.3   Independence

Grant Samuel does not have at the date of this report, and has not had within the previous two years, any security holding in or other relationship with BHP except that:

■   it has prepared independent valuations of the Whyalla Steelworks and Tubemakers of Australia Ltd for the purposes of establishing transfer values to OneSteel; and

■   a number of executives of Grant Samuel or their related parties hold small parcels of shares in BHP. Grant Samuel does not believe that these security holdings could reasonably be regarded as capable of affecting its ability to provide an independent assessment of whether the proposed spin-out is in the best interests of BHP shareholders.

Grant Samuel will receive a fee of $325,000 for the preparation of this report. This fee is not contingent on the outcome of the proposed spin-out. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel does not have any pecuniary or other interests which could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed spin-out.

- 43 -

Grant Samuel had no part in the formulation of the proposal to spin-out OneSteel. Its only role has been the preparation of this report (and the independent valuations referred to above).

Grant Samuel considers itself independent for the purposes of Practice Note 42 issued by the Australian Securities Commission.

8.4   Declarations

BHP has agreed that to the extent permitted by law, BHP will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this report based on or caused by any false, misleading or deceptive conduct by BHP or its agents including, without limitation, the provision of inaccurate, incomplete or misleading information. This indemnity will not apply in respect of any negligence or wilful misconduct. BHP has also agreed to indemnify Grant Samuel and its employees and officers for time incurred in relation to any enquiry or proceeding initiated by any person except where Grant Samuel or its employees and officers are found liable for, or guilty of, negligence or wilful misconduct in which case Grant Samuel shall bear such costs.

Advance drafts of this report were provided to BHP and its advisers. Changes were made to the drafting of the report as a result of the circulation of this draft report. However, there was no alteration to the conclusions or recommendations made to BHP shareholders.

8.5   Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is included in the Scheme Booklet to be sent to shareholders of BHP. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel to the form and context in which it appears.

8.6   Other

The attached letter dated 31 August 2000 forms part of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
31 August 2000

This page has been left blank intentionally

Glossary

Scheme Booklet

Glossary

Adelaide Time	means Australian Central Standard Time.
ADR	means American Depositary Receipt.
ADS	means American Depositary Share.
Annual General Meeting	means the annual general meeting of BHP to be held on Tuesday 17 October 2000.
ASIC	means the Australian Securities and Investments Commission.
ASX	means the Australian Stock Exchange Limited.
BHP	means The Broken Hill Proprietary Company Limited (ABN 49 004 028 077).
BHP Board	means the board of directors of BHP.
BHP Director	means a director of BHP.
BHP Group	means BHP and its related bodies corporate.
BHP Share	means a Fully Paid Share or a Partly Paid Share as the context requires.
BHP Share Register	means the register of BHP Shareholders maintained under section 169 of the Corporations Law.
BHP Share Registry	means the BHP Share Department, Level 5, 120 Collins Street, Melbourne Victoria 3000.
BHP Shareholder	means a holder of BHP Shares.
Capital Reduction	means the reduction of the share capital of BHP pursuant to the Capital Reduction Resolution.
Capital Reduction Resolution	means the resolution of BHP Shareholders authorising the equal reduction of the share capital of BHP by the sum of $0.66 for each BHP Share on issue at the Close of Registers.
CGT	means Capital Gains Tax.
CHESS	means the Clearing House Electronic Subregister System.
Close of Registers	means 5.00 pm on the Record Date.
Court	means the Supreme Court of Victoria.
EBIT	means operating profit before borrowing costs and income tax expense.

EBITDA	means operating profit before depreciation, amortisation borrowing costs and income tax expense.
Effective Date	means the date on which the office copies of the orders under section 411(4)(b) of the Court approval of both Schemes or the Fully Paid Scheme are lodged with ASIC.
EPA	means Environmental Protection Authority.
EPS	means earnings per share.
Explanatory Statement	has the meaning given to it in Part 5.1 of the Corporations Law.
Fully Paid Scheme	means the scheme of arrangement pursuant to section 411 of the Corporations Law between BHP and that class of its members who hold Fully Paid Shares.
Fully Paid Share	means a fully paid ordinary share in the share capital of BHP.
Fully Paid Shareholder	means a person registered on the BHP Share Register as the holder of a Fully Paid Share.
General Meeting	means the general meeting of BHP to be held on Tuesday 17 October 2000 to consider and, if thought fit, to approve the Capital Reduction Resolution.
Grant Samuel & Associates	means Grant Samuel & Associates Pty Limited.
Ineligible Overseas Shareholders	means Fully Paid Shareholders whose registered address on the BHP Share Register at the Close of Registers is outside Australia, New Zealand, the United Kingdom and the Channel Islands, the US, Singapore, Hong Kong or Canada.
Listing Date	means the first business day after the Effective Date or such later date on which trading in OneSteel Shares (on a deferred settlement basis or otherwise) commences on ASX.
Listing Rules	means the official listing rules of ASX.
Meetings	means the General Meeting and the Scheme Meetings.
Melbourne Time	means Australian Eastern Daylight Time.
NPAT	means net profit after tax.
OneSteel	means OneSteel Limited (ABN 63 004 410 833).

OneSteel Board	means the board of directors of OneSteel.
OneSteel Director	means a director or proposed director of OneSteel.
OneSteel Group	means OneSteel and its related bodies corporate.
OneSteel Share	means a fully paid ordinary share in the capital of OneSteel.
OneSteel Shareholder	means a holder of OneSteel Shares.
OneSteel Share Plans	means the Staff Share Plan, the Executive Option Plan and the Non-Executive Directors' Share Plan as described in Part 7.2.
Partly Paid Scheme	means the scheme of arrangement pursuant to section 411 of the Corporations Law between BHP and that class of its members who hold Partly Paid Shares.
Partly Paid Share	means a partly paid ordinary share in the share capital of BHP, issued pursuant to the terms of the BHP Executive Share Scheme.
Partly Paid Shareholder	means a person registered on the BHP Share Register as the holder of a Partly Paid Share.
Record Date	means the fifth business day after the Effective Date.
Reduction Amount	means $0.66 per BHP Share on issue at the Close of Registers.
Sale Agent	means CSFB Third Nominees Pty Limited (ACN 007 053 849) or such other person nominated by BHP to sell the OneSteel Shares referrable to Ineligible Overseas Shareholders.
Scheme Booklet	means this booklet which includes the Schemes of Arrangement, the Explanatory Statements for each Scheme and the Notices of Meetings.
Scheme or Scheme of Arrangement	means the Fully Paid Scheme, the Partly Paid Scheme or both.
Scheme Meetings	means the meetings of the holders of Fully Paid Shares and the meetings of the holders of Partly Paid Shares to be held on Tuesday 17 October 2000 convened by the Court to consider and, if thought fit, approve the Fully Paid Scheme and the Partly Paid Scheme.
Spin-out or Spin-out Proposal	means the proposal by BHP to divest or spin-out certain of its steel businesses by way of an equal reduction of capital and subsequent pro rata distribution of all the issued share capital in OneSteel to Fully Paid Shareholders to be implemented in the manner as more fully described in this Scheme Booklet and including in accordance with the terms of the Fully Paid Scheme.
Spin-out Date	means 31 October 2000 or such other date as is determined in accordance with the Fully Paid Scheme.
US or USA	means the United States of America.
$ or cents	means the lawful currency of Australia.

Notices of Meeting



THE BROKEN HILL PROPRIETARY COMPANY LIMITED
AUSTRALIAN BUSINESS NUMBER
49 004 028 077
BHP Tower – Bourke Place
Level 45
600 Bourke Street
Melbourne Victoria 3000
Australia

NOTICE OF GENERAL MEETING

A general meeting of the shareholders of The Broken Hill Proprietary Company Limited ("**BHP**") will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Tuesday 17 October 2000 at 11.30 am Australian Central Standard Time or as soon thereafter as the Annual General Meeting of BHP has concluded or been adjourned.

Business of the General Meeting: Capital Reduction Resolution

This meeting is convened for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

> *"That subject to and conditional on:*
>
> *1 the scheme of arrangement between the Company and the holders of its fully paid ordinary shares to be considered at a meeting of holders of its fully paid ordinary shares this day (the "Fully Paid Scheme") being approved by the Supreme Court of Victoria (with or without modification); and*
>
> *2 an office copy of the orders of the Court approving the Fully Paid Scheme being lodged with the Australian Securities and Investments Commission,*
>
> *the following reduction of the Company's share capital is approved, namely, the reduction on the Spin-out Date (as defined in the Fully Paid Scheme) by an aggregate sum equal to $0.66 multiplied by the number of shares (both fully paid and partly paid) on issue at the Close of Registers (as defined in the Fully Paid Scheme), with the reduction being effected and satisfied by appropriating that aggregate sum among members registered as such at the Close of Registers in proportion to the number of such shares then held by them respectively and so that the resultant individual appropriation of each such member is, subject to any stipulation for the time being binding between the Company and the member under section 411(4) of the Corporations Law, paid to the member on the Spin-out Date in the manner provided by the Company's constitution for the payment of dividends."*

Shareholders who are entitled to vote

In accordance with section 1109N of the Corporations Law, the BHP Board has determined that a person's entitlement to vote at the General Meeting will be the entitlement of that person set out in the BHP Share Register as at 2.00 pm Australian Eastern Daylight Time (AEDT) on Sunday 15 October 2000 (the "**Entitlement Time**").

All Fully Paid Shareholders and Partly Paid Shareholders at the Entitlement Time are entitled to vote at this meeting. Holders of Partly Paid Shares are entitled to a fraction of a vote which is equivalent to the proportion which the amount paid bears to the issue price of the share.

Voting

BHP Shareholders can vote in either of two ways:

• by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or

• by appointing a proxy to attend and vote on their behalf, using the proxy form accompanying the Scheme Booklet.

Voting in person

BHP Shareholders who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that we may check the shareholding against the BHP Share Register and note attendances.

In order to vote in person at the meeting, a corporation which is a BHP Shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Law. The representative should bring to the meeting evidence of their appointment, including any authority under which it is signed.

Voting by proxy

- A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the meeting.

- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

- A proxy need not be a shareholder.

- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.

- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the shareholder's behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.

- BHP Shareholders who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the meeting, the secretary or any director which do not contain a direction will be used to support the Capital Reduction Resolution.

- Completed proxy forms should be sent to the BHP Share Department using the pre-addressed envelope provided with the Scheme Booklet.

- To be effective, proxy forms must be received at either:

the BHP Share Department	or	the Registered Office
Level 5, 120 Collins Street		The Broken Hill Proprietary Company Limited
GPO Box 782		Level 45, BHP Tower – Bourke Place
Melbourne VIC 8060		600 Bourke Street
Australia		Melbourne VIC 3000
		Australia

  by 2.00 pm AEDT on Sunday 15 October 2000. Proxy forms received after this time will be invalid.

- Alternatively, proxy forms may be lodged by facsimile if received by the same time. The facsimile number is (61 3) 9609 4554. Both sides of the proxy form must be transmitted.

- Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP in the above manner, time and place. If facsimile transmission is used, the power must be certified.

By Order of the Board

Richard St John
Company Secretary

28 August 2000



EXPLANATORY NOTES FOR THE GENERAL MEETING OF THE BROKEN HILL PROPRIETARY COMPANY LIMITED – Capital Reduction Resolution

The Capital Reduction Resolution is being put to BHP Shareholders to obtain approval under section 256C of the Corporations Law to an equal reduction in BHP's share capital under section 256B of the Corporations Law, of an amount of $0.66 for each BHP Share on issue at the Close of Registers. The reduction is to be effected by appropriating such sum to or for the benefit of BHP Shareholders at the Close of Registers and will be applied in accordance with the Schemes.

The Capital Reduction Resolution is being proposed in connection with the Schemes and the Schemes are dependent on the passing of the Capital Reduction Resolution.

The impact, financial and otherwise on BHP and BHP Shareholders if the Capital Reduction Resolution is passed, together with all other factors which are material to the making of a decision by BHP Shareholders whether to approve the Capital Reduction Resolution, is as described in the Scheme Booklet in relation to the Schemes.

If the Capital Reduction Resolution is passed by the requisite majority of BHP Shareholders present and voting at the General Meeting (whether in person or by proxy), it will take effect on the Spin-out Date, provided the Fully Paid Scheme is approved by the requisite majority of Fully Paid Shareholders and by the Court and all other conditions relating to the Fully Paid Scheme are satisfied.

Your Board considers that the reduction of capital to be approved by the Capital Reduction Resolution, as part of the Spin-out Proposal, is fair and reasonable to BHP's Shareholders as a whole and does not materially prejudice BHP's ability to pay its creditors. Each BHP Director intends to vote all BHP Shares controlled by the Director in favour of the Capital Reduction Resolution.

Terms used in this notice have the same meaning as set out in the Glossary to the Scheme Booklet of which this notice forms part.

 **THE BROKEN HILL PROPRIETARY COMPANY LIMITED**

AUSTRALIAN BUSINESS NUMBER
49 004 028 077
BHP Tower – Bourke Place
Level 45
600 Bourke Street
Melbourne Victoria 3000
Australia

NOTICE OF COURT ORDERED MEETING OF HOLDERS OF FULLY PAID ORDINARY SHARES

By an Order of the Supreme Court of Victoria made on 28 August 2000 pursuant to section 411(1) of the Corporations Law, a meeting of the holders of fully paid ordinary shares in The Broken Hill Proprietary Company Limited ("**BHP**") will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Tuesday 17 October 2000 at 11.45 am Australian Central Standard Time or as soon thereafter as the General Meeting of BHP has concluded or been adjourned.

The Court has also directed that Don Argus or failing him John Ralph act as chairman of the meeting (unless the members at the meeting elect some other person to act as chairman of the meeting) and has directed the chairman to report the result of the meeting to the Court.

Purpose of meeting

The purpose of the meeting is to consider and, if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between BHP and the holders of its Fully Paid Shares ("**Fully Paid Scheme**").

To enable you to make an informed voting decision, further information on the Fully Paid Scheme is set out in the Scheme Booklet accompanying this notice of meeting. A copy of the Fully Paid Scheme is set out in Part 10 of the Scheme Booklet and its purpose and effect are discussed throughout that document.

Terms used in this notice have the same meaning as set out in the Glossary to the Scheme Booklet of which this notice forms part.

Resolution

To consider and, if thought fit, pass the following resolution:

"That pursuant to, and in accordance with, the provisions of section 411 of the Corporations Law, the arrangement proposed between The Broken Hill Proprietary Company Limited and the holders of its fully paid ordinary shares, designated the "Fully Paid Scheme", as contained in and more particularly described in the Scheme Booklet accompanying the notice convening this meeting is agreed to (with or without modification as approved by the Supreme Court of Victoria)."

Shareholders who are entitled to vote

In accordance with section 1109N of the Corporations Law, the BHP Board has determined, and the Court orders, that a person's entitlement to vote at the Court ordered meeting to consider the Fully Paid Scheme will be the entitlement of that person set out in the BHP Share Register as at 2.00 pm Australian Eastern Daylight Time (AEDT) on Sunday 15 October 2000 (the "**Entitlement Time**").

All holders of Fully Paid Shares at the Entitlement Time are entitled to vote at this meeting.

Voting

Fully Paid Shareholders can vote in either of two ways:

- by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or

- by appointing a proxy to attend and vote on their behalf, using the proxy form accompanying the Scheme Booklet.

Voting in person

Fully Paid Shareholders who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that we may check the shareholding against the BHP Share Register and note attendances.

In order to vote in person at the meeting, a corporation which is a Fully Paid Shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Law. The representative should bring to the meeting evidence of their appointment, including any authority under which it is signed.

Voting by proxy

- A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the meeting.

- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

- A proxy need not be a shareholder.

- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.

- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the shareholder's behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.

- Fully Paid Shareholders who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the meeting, the secretary or any director which do not contain a direction will be used to support the resolution to approve the Fully Paid Scheme.

- Completed proxy forms should be sent to the BHP Share Department using the pre-addressed envelope provided with the Scheme Booklet.

- To be effective, proxy forms must be received at either:

the BHP Share Department	or	the Registered Office
Level 5, 120 Collins Street		The Broken Hill Proprietary Company Limited
GPO Box 782		Level 45, BHP Tower – Bourke Place
Melbourne VIC 8060		600 Bourke Street
Australia		Melbourne VIC 3000
		Australia

  by 2.00 pm AEDT on Sunday 15 October 2000. Proxy forms received after this time will be invalid.

- Alternatively, proxy forms may be lodged by facsimile if received by the same time. The facsimile number is (61 3) 9609 4554. Both sides of the proxy form must be transmitted.

- Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP in the above manner, time and place. If facsimile transmission is used, the power must be certified.

Court approval

In accordance with section 411(4)(b) of the Corporations Law, the Fully Paid Scheme (with or without modification) must be approved by an order of the Court. If the Capital Reduction Resolution is passed at the General Meeting being held on the same day, BHP intends to apply to the Court on 18 October 2000 for the necessary orders to give effect to the Fully Paid Scheme.



THE BROKEN HILL PROPRIETARY COMPANY LIMITED
AUSTRALIAN BUSINESS NUMBER
49 004 028 077
BHP Tower – Bourke Place
Level 45
600 Bourke Street
Melbourne Victoria 3000
Australia

NOTICE OF COURT ORDERED MEETING OF HOLDERS OF PARTLY PAID ORDINARY SHARES

By an Order of the Supreme Court of Victoria made on 28 August 2000 pursuant to section 411(1) of the Corporations Law, a meeting of the holders of partly paid ordinary shares in The Broken Hill Proprietary Company Limited ("**BHP**") will be held at Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Tuesday 17 October 2000 at 12 noon Australian Central Standard Time or as soon thereafter as the Court ordered meeting of holders of fully paid ordinary shares has concluded or been adjourned.

The Court has also directed that Don Argus or failing him John Ralph act as chairman of the meeting (unless the members at the meeting elect some other person to act as chairman of the meeting) and has directed the chairman to report the result of the meeting to the Court.

Purpose of Meeting

The purpose of the meeting is to consider and, if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between BHP and the holders of its partly paid ordinary shares ("**Partly Paid Scheme**").

To enable you to make an informed voting decision, further information on the Partly Paid Scheme is set out in the Scheme Booklet accompanying this notice of meeting. A copy of the Partly Paid Scheme and the Explanatory Statement relating to that scheme are set out in Part 10 of the Scheme Booklet and its purpose and effect are discussed in that document.

Terms used in this notice have the same meaning as set out in the Glossary to the Scheme Booklet of which this notice forms part.

Resolution

To consider and, if thought fit, pass the following resolution:

"That pursuant to, and in accordance with, the provisions of section 411 of the Corporations Law, the arrangement proposed between The Broken Hill Proprietary Company Limited and the holders of its partly paid ordinary shares, designated the "Partly Paid Scheme", as contained in and more particularly described in the Scheme Booklet accompanying the notice convening this meeting is agreed to (with or without modification as approved by the Supreme Court of Victoria)."

Shareholders who are entitled to vote

In accordance with section 1109N of the Corporations Law, the BHP Board has determined, and the Court orders, that a person's entitlement to vote at the Court ordered meeting to consider the Partly Paid Scheme will be the entitlement of that person set out in the BHP Share Register as at 2.00 pm Australian Eastern Daylight Time (AEDT) on Sunday 15 October 2000 (the "**Entitlement Time**").

All holders of Partly Paid Shares at the Entitlement Time are entitled to vote at this meeting. Partly Paid Shareholders are entitled to a fraction of a vote which is equivalent to the proportion which the amount paid bears to the issue price of the share.

Voting

Partly Paid Shareholders can vote in either of two ways:

• by attending the meeting and voting in person or by attorney; or

• by appointing a proxy to attend and vote on their behalf, using the proxy form sent separately to them by BHP.

Voting in person

Partly Paid Shareholders who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that we may check the shareholding against the BHP Share Register and note attendances.

Voting by proxy

- A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the meeting.

- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands.

- A proxy need not be a shareholder.

- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.

- If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the shareholder's behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.

- Partly Paid Shareholders who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the meeting, the secretary or any director which do not contain a direction will be used to support the resolution to approve the Partly Paid Scheme.

- Completed proxy forms should be sent to the BHP Share Department using the pre-addressed envelope provided with the proxy form.

- To be effective, proxy forms must be received at either:

the BHP Share Department	or	the Registered Office
Level 5, 120 Collins Street		The Broken Hill Proprietary Company Limited
GPO Box 782		Level 45, BHP Tower – Bourke Place
Melbourne VIC 8060		600 Bourke Street
Australia		Melbourne VIC 3000
		Australia

  by 2.00 pm AEDT on Sunday 15 October 2000. Proxy forms received after this time will be invalid.

- Alternatively, proxy forms may be lodged by facsimile if received by the same time. The facsimile number is (61 3) 9609 4554. Both sides of the proxy form must be transmitted.

- Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP in the above manner, time and place. If facsimile transmission is used, the power must be certified.

Court approval

In accordance with section 411(4)(b) of the Corporations Law, the Partly Paid Scheme (with or without modification) must be approved by an order of the Court. If the resolution put to this meeting is passed by the requisite majority, the Fully Paid Scheme is approved by the requisite majority at the Fully Paid Scheme Meeting and the Capital Reduction Resolution is passed at the General Meeting being held on the same day, BHP intends to apply to the Court on 18 October 2000 for the necessary orders to give effect to the Partly Paid Scheme.

Corporate Directory

Directors

Donald R. Argus (Chairman)
Paul M. Anderson (Managing Director)
Ben C. Alberts
Michael A. Chaney
John C. Conde
David A. Crawford
David A.L. Jenkins
Ronald J. McNeilly
John T. Ralph
John M. Schubert

Company Secretaries

Richard A. St John
Roger V. Taylor
William B. Smith

Registered Office

Level 45, BHP Tower
Bourke Place
600 Bourke Street
Melbourne Vic 3000
Telephone: (61 3) 9609 3333
Facsimile: (61 3) 9609 3015
Internet: www.bhp.com.au

Share Register

BHP Share Department
Level 5
120 Collins Street
GPO Box 782 Melbourne Vic 8060

Financial Adviser

Credit Suisse First Boston
Level 31
Gateway
1 Macquarie Place
Sydney NSW 2000

Legal Adviser

Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

Auditors and Investigating Accountants

Arthur Andersen
363 George Street
Sydney NSW 2000

Independent Expert

Grant Samuel & Associates Pty Limited
32 Martin Place
Sydney NSW 2000